Form 20-F
period 2001-04-30
INSIDE HOLDINGS INC
filed 2001-09-20
CIK 1135443

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                    FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
       EXCHANGE  ACT  OF  1934  or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended April 30, 2001, or

[   ]  TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR 15(d)  OF THE SECURITIES
       EXCHANGE  ACT  OF  1934

          For the transition period from _______________to________________

                         COMMISSION FILE NO.   0-32411
                                             -----------

                              INSIDE HOLDINGS INC.
                              --------------------

             (Exact name of Registrant as specified in its charter)
                             Yukon Territory, Canada
                             -----------------------
                  (Jurisdiction of incorporation organization)
        Suite 1260, 609 Granville Street, Vancouver, B.C. Canada, V7Y 1G5
        -----------------------------------------------------------------
                     (Address of principal executive office)

                                 (604) 687-0888
                                 --------------
              (Registrant's telephone number, including area code)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
                      _____________________________________
                        COMMON SHARES, WITHOUT PAR VALUE
                                (Title of Class)
                      _____________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

  As at April 30, 2001 the Company had 4,637,600 issued shares of common stock.

There is no present market for the Company's common shares. Based upon the last price at which common shares of the Company were purchased from treasury by arms-length subscribers the market value of common shares held by non-affiliates is C$54,800.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [ ] Item 18 [X]

                                  INTRODUCTION

FORWARD-LOOKING  INFORMATION

Statements in this form, to the extent that they are not based on historical events, constitute forward-looking statements. These statements appear in a number of different places in this Annual Report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. The Company does not intend or assume any obligation to update these forward-looking statements.

ACCOUNTING  PRINCIPLES

The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

CURRENCY  TRANSLATION

Unless otherwise indicated, all monetary amounts referred to in this Annual Report are in Canadian dollars. At April 30, 2001 one U.S. dollar equaled approximately Canadian $1.5366.

The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar for each month from November 2000 through April 2001.

                  Month      Average    Low/High          Month End
                  -----      -------    --------          ---------

                  November   1.5422     1.5275/1.5632     1.5360
                  December   1.5224     1.4946/1.5531     1.4995
                  January    1.5032     1.4948/1.5160     1.4989
                  February   1.5218     1.4936/1.5392     1.5361
                  March      1.5585     1.5380/1.5774     1.5763
                  April      1.5575     1.5356/1.5784     1.5366

The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar during the Company's past five fiscal years.

                  Year   Average   Low/High        April 30
                  ----   -------   --------        --------

                  2001   1.5575   1.5336/1.5789    1.5366
                  2000   1.4694   1.4353/1.5127    1.4772
                  1999   1.5080   1.4310/1.5795    1.4543
                  1998   1.4052   1.3663/1.4651    1.4291
                  1997   1.3640   1.3295/1.4005    1.3957

                                TABLE OF CONTENTS

INTRODUCTION. . . . . . . . . . . . . . . . . . . . . . . . . . .     2

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS . .     5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . .     5

ITEM 3. KEY INFORMATION . . . . . . . . . . . . . . . . . . . . .     5

ITEM 4. INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . .     9

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . .    13

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES. . . . . . . .    16

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . .    19

ITEM 8. FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . .    21

ITEM 9. THE OFFER AND LISTING . . . . . . . . . . . . . . . . . .    22

ITEM 10. ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . .    23

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK . . . . . . . . . . . . . . . . . . . . . . . .    25

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .    25

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. . . . .    26

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . .    26

ITEM 17. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . .    26

ITEM 18. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . .    26

ITEM 19. EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . .    26

                                     PART I

ITEM  1.  IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISERS

Not  Applicable

ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

Not  Applicable

ITEM  3.  KEY  INFORMATION

A.  SELECTED  FINANCIAL  DATA

The following represents selected financial data for the Company for each of the past five fiscal years ending April 30, prepared in accordance with generally accepted accounting principles in the United States.

All amounts are expressed in Canadian dollars. Exchange rate information is presented in the introduction to this Annual Report.

                                  2001         2000         1999         1998         1997
                               ---------------------------------------------------------------
Revenues                       $        -   $        -   $        -   $        -   $        -
Net loss                          (92,614)    (187,526)     (94,464)    (119,625)     (98,949)
Total assets                       27,621          299      108,865      153,649       75,467
Total liabilities                  77,969      163,546       84,586       34,906       31,199
Shareholders' equity              (50,348)    (163,247)      24,279      118,743       44,268
Capital stock                   3,368,694    3,163,181    3,163,181    3,163,181    2,969,081
Common shares outstanding (1)   4,637,609      500,487      500,487      501,139      423,499
Net loss per share                  (0.02)       (0.38)       (0.19)       (0.26)       (0.32)
Cash dividends                          -            -            -            -            -

(1) Adjusted for a reverse split and subsequent forward split that, on net basis, resulted in the issue of one new share for every ten old shares in October 2000.

The financial data presented above is only a summary and should be read together with the Company's financial statements, which are attached hereto.

B.  CAPITALIZATION  AND  INDEBTEDNESS

Not  Applicable

C.  REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

Not  Applicable

D.  RISK  FACTORS

THE COMPANY HAS IDENTIFIED THE FOLLOWING RISK FACTORS AS SIGNIFICANT. THE ORDER IN WHICH THEY APPEAR IS INTENDED TO REFLECT MANAGEMENT'S OPINION OF THEIR ORDER OF PRIORITY TO THE COMPANY. READERS SHOULD, HOWEVER, CAREFULLY REVIEW ALL OF THE RISK FACTORS IN ASSESSING THE COMPANY'S PROSPECTS. SOME INFORMATION IS PRESENTED AS OF THE DATE HEREOF AND IS SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE.

LIQUIDITY AND CAPITAL RESOURCES. As at April 30, 2001, total cash was $6,940; current liabilities exceeded current assets by $70,348; and total liabilities exceeded total assets by $50,348. The Company's ability to satisfy projected working capital requirements is dependant upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company. There is no assurance that the Company will be able to secure the necessary capital on terms acceptable to the Company or on any terms.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company's intended business is in its early developmental and promotional stages, and the Company only recently acquired its Principal Asset. There have been no revenues or earnings from operations and the Company has no significant tangible assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues at least until the Company secures significant capital and human resources and successfully implements its business strategies, of which there are no assurances. There is also no assurance that the Company will generate revenues and be profitable in the future, or that profitability, if achieved, will be sustained.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on its ability to secure interest amongst prospective network affiliates, which are themselves successful, of which there is no assurance. While management intends to pursue relationships with enterprises having established operating histories, it is likely that, at this stage of the Company's development, prospective affiliates will be start-up enterprises with unproven management, limited assets, limited potential for earnings or other negative characteristics. The success of the Company's operations will therefore be dependent, at least in part, upon the success of such start-up enterprises, which is not assured. As a consequence, the Company's Board of Directors will closely monitor the Company's progress and reassess its plans and strategies on a regular basis, which may result in the Company choosing to discontinue its proposed business in the future and combine with another business, which may also be highly speculative in nature. The Company has not engaged in any discussions concerning potential business combinations and has no immediate plans to identify and negotiate with prospective businesses.

SIGNIFICANT FUTURE CAPITAL NEEDS. The Company requires significant additional capital to finance the implementation of its business plans and strategies. The ability of the Company to secure the necessary capital in the future will depend in part on the prevailing capital market conditions as well as the Company's performance in signing network affiliates to join the network. As a consequence of these and other factors, there is no assurance that further funding will be available to the Company on acceptable terms, or at all, to meet future capital requirements.

NO AGREEMENTS WITH PROSPECTIVE NETWORK AFFILIATES. The Company has no current arrangement, agreement or understanding with any prospective network affiliate and there is no assurance that agreements with prospective network affiliates will be made on terms acceptable to the Company or on any terms. In addition, the Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a prospective affiliate to have achieved, or without which, the Company would not consider making an agreement with such prospective affiliate. Accordingly, the Company may enter into agreements with business entities having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

ESTABLISHING AND MAINTAINING BRAND AWARENESS. The Company must establish and maintain brand awareness for its Principal Asset in order to attract prospective network affiliates. Name recognition will also be important in the future because of the growing number of Internet companies that will compete directly with network affiliates. Promotion and enhancement of the Company's brand names will depend largely upon the Company's ability to secure relationships with network affiliates that provide consistently high-quality products, services and content and the successful implementation of effective marketing strategies in concert with such affiliates, which are not assured.

COMPETITION. The marketplace for e-commerce solutions and the providers of online navigational services has numerous competitors. In a particular, the Company faces significant competition from dominant Internet portal companies such as Yahoo and Excite and network companies such as America Online and CMGI. These competitors, among others, have significantly greater financial, technological, marketing and personnel resources than the Company. There can be no assurance that the Company's proposed business will be able to compete successfully or that competition will not have a material adverse effect on the Company's business plans, financial condition and results of operations.

CONFLICTS OF INTEREST. The directors and officers of the Company will not devote all their time to the affairs of the Company. They are presently and will continue to be engaged in other business ventures. As a result, situations may arise where one or more directors and officers will be in direct or indirect competition with the Company. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

DEPENDENCE ON USE OF INTERNET. The success of the Company depends on increased use of the Internet for advertising, marketing, providing services and conducting business. Commercial use of the Internet is currently at an early stage of development and the future of the Internet, as a means for conducting commerce, is not clear.

EXCHANGE RATE FLUCTUATIONS. The Company business is operated from its head office in Vancouver, Canada. Accordingly, most of its costs and assets are in Canadian dollars. Any significant increase or decrease in the value of the Canadian dollar compared to the U.S. dollar would have a significant impact on the financial position of the Company. Similar exchange rate risks will arise should the Company's business expand into other markets and its business involves other currencies. The Company does not engage in any foreign currency hedging activities.

GOVERNMENTAL REGULATION. The Company is not currently subject to direct regulation by any government agency, other than applicable securities laws and regulations applicable to business generally. However, it is possible that a number of laws and regulations may be adopted with respect to regulating user privacy, pricing and consumer protection, which may impose additional burdens on companies in this industry conducting business and thus increase The Company's cost of doing business. There can be no assurance that any such new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to The Company's business will subsequently become applicable.

REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Securities and Exchange Act of 1934, the Company believes it will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged primarily in the business of investing or trading in securities. The Company may, however, hold minority interests in a number of affiliates and as a consequence the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

MARKET RISK. The Company's common shares do not presently trade on any recognized stock exchange or other organized securities market. The Company has made application to the National Association of Securities Dealers to have its common shares listed for trading on the NASD OTC Bulletin Board, however, there is no assurance that such application will be accepted or that a market for the common shares of the Company will ever develop in the United States or, if such a market does develop, that it will continue or that the trading price of the shares will not be subject to significant price fluctuations. Accordingly, an investment in common shares of the Company should only be considered by those investors who do not require liquidity and can afford to suffer a total loss of their investment. An investor should consult with professional advisers before making such an investment.

NO DIVIDENDS TO BE PAID. The Company has not paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. The Board of Directors has sole authority to declare dividends payable to the Company's stockholders. The fact that it has not and does not plan to pay dividends indicates that the Company must use all of its funds generated by operations for reinvestment in operating activities and also emphasizes that the Company may not continue as a going concern. Prospective shareholders also must evaluate an investment in the Company solely on the basis of anticipated capital gains.

ITEM  4.  INFORMATION  ON  THE  COMPANY

A.  HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

The Company was formed as Coast Falcon Resources Ltd. under the Company Act of British Columbia, Canada, on July 7, 1992, pursuant to a statutory merger of McConnell-Peel Resources Ltd. and Sheba Copper Mines Limited (together, the "Predecessor Companies").

On September 11, 2000, the Company changed its name to Inside Holdings Inc., and on October 6, 2000 it was continued under the Business Corporations Act of the Yukon Territory, Canada.

The Company's registered records office is located at Suite 308, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9, and its head office is located at Suite 1260, 609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5. Telephone:
(604)  687-0888.

The Predecessor Companies were engaged in the exploration, development and exploitation of mineral resource properties in Canada, without commercial success. Each Predecessor Company ceased all such activities and abandoned their respective resource property interests prior to the formation of the Company by way of merger of the Predecessor Companies. The balance sheets of the Predecessor Companies were carried over at historical cost.

Except as described below, the Company did not carry on or acquire any business or property. All costs associated with identifying, researching and negotiating with prospective businesses were expensed in the year they were incurred.

In 1996, the Company pursued a plan wherein it would be actively engaged in the international distribution of a variety of concrete additive products, which were manufactured in Canada. In addition, the Company entered into a conditional agreement to acquire, from arms length parties, all of the issued capital stock of Kryton Products Inc., a Canadian private company ("Kryton") that possessed certain related product licenses. In contemplation of the proposed acquisition the Company loaned Kryton the aggregate sum of $104,873 and incurred other related expenses. The proposed acquisition was never consummated. Prior management of the Company determined that the loan balance was not collectible and expensed it during the Company's most recent fiscal year ended April 30, 2000.

The Company entered into an agreement, dated May 1, 2000, to purchase its Principal Asset and thereupon commenced a new developmental stage. The Company's proposed business has no prior history of operations.

During the Company's most recent fiscal year end it completed a reorganization, which was approved by shareholders of the Company at a general meeting of shareholders held in Vancouver, Canada on September 6, 2000, to better position the Company to carry on its new business. The reorganization included the following steps:

     (1) a new Board of Directors of the Company was appointed by shareholders and new management by the Board of Directors;

     (2) the Company changed its name to Inside Holdings Inc. to more properly describe the new business direction of the Company;

     (3) the Company changed its governing jurisdiction from the Province of British Columbia to the Yukon Territory where there is no requirement that a majority of directors reside in Canada;

     (4) the Company reverse-split and then forward-split its common shares and issued, on a net basis, one new share for every ten old shares and eliminated fractional shareholders to reduce otherwise significant shareholder reporting costs;

     (5) the Company issued 3,500,000 post split common shares at approximately $0.04 per share to settle debts owing to related parties in the aggregate amount of $140,513;

     (6) the Company completed a private placement and issued 650,000 post split common shares at $0.10 per share to five investors in Canada, including directors and officers of the Company, for aggregate proceeds of $65,000. The proceeds from the private placement were used primarily to pay certain debts, complete the reorganization and to provide the Company with initial working capital;

     (7) the Company registered its common shares pursuant to Section 12(g) of the Securities act of 1933 in order to qualify them for trading in the United States secondary market; and

     (8) the Company recently made application to the National Association of Securities Dealers to have its common shares listed for trading on the NASD OTC Bulletin Board, however, there is no assurance that such application will be accepted.

B.  BUSINESS  OVERVIEW

GENERAL

The Company is in its early developmental stage and has not commenced commercial operations. Since its formation, the Company's only activities have been organizational in nature directed at acquiring its principal asset, which is described below, raising capital and developing its business plan. It has no full time employees and owns no real property or other tangible assets other than cash.

Should the Company determine that the plan is feasible, and sufficient capital is made available, it intends to create, brand, market and manage a network of web-based affiliated businesses and content providers to whom the Company will offer a range of business consulting and marketing services.

There is no assurance that the Company will secure the necessary capital to effectively implement its business strategies or be able to attract and secure a sufficient number of appropriate network affiliates to meet its objective.

BUSINESS  STRATEGIES

To facilitate the creation of a network brand, the Company recently acquired and is the beneficial owner of 400 Internet domain names all ending with the suffix "inside.com" (the "Principal Asset"). For example, the Company has the right to use, sell, lease or license the names "finditinside.com", "investinside.com" and "newyorkinside.com", among others. The names include many geographical and subject matter references, which allows for simple navigation of the Internet by using such generic references as opposed to conventional search means. (See Schedule "A" attached to Exhibit 4.3 of the Company's Registration Statement on Form 20-F dated March 23, 2001 for a complete listing of Internet domain names acquired.) The Company's business strategies include the sale, lease or license of these domain names to selected network affiliates and then deploying, together with such affiliates, conventional marketing techniques in traditional channels to promote and enhance the network brand.

The value of any particular domain name, not presently in use, is generally a function of its perceived market appeal. Generally, short, generic, intuitive, easy to spell names are more marketable and hence more valuable than names that do not share these characteristics. The Company believes the "inside" designation, is intuitive and easy to bear in mind, making it a superior branding opportunity.

A network affiliate may be a start-up or an already existing operation that is directed at a particular niche constituency. In the case of an existing operation, a domain name having descriptive relevance to such operations, can be used as a forwarding or directional link and in the case of a start-up as a destination web address. Each affiliate would be responsible for developing and managing site content, increasing site 'stickiness' and promoting the network 'brand'.

The Company's intends to promote opportunities for strategic business relationships among network affiliates within and across industry segments. A typical website of an affiliate would promote direct links to other affiliates, with which a strategic relationship has been established, and to the Company, which would serve as a portal to the entire network. As the network expands, the Company will attempt to leverage the combined Internet traffic of the network affiliates and the prospective purchasing power represented by such traffic to obtain benefits for its network affiliates such as discounts for goods and services.

In addition, the Company would seek opportunities to generate capital through the selective sale, from time to time, of its investments in network affiliates to increase shareholder value and to generate capital for reinvestment.

The  Company's main sources of revenues in the future are expected to come from:

     1.   the  sale,  license  or  lease  of  the  Company's  domain  names;
     2.   the  provision  of  business  consulting  and  marketing services; and
     3.   the  selective  sale  of  investments  in  network  affiliates.

PLAN  OF  OPERATION

In order to pursue the Company's principal business objectives, and because the Company has limited financial and human resources, the Company proposes to take an incremental approach towards implementing its business strategies and has developed the following limited plan of operation.

For the balance of the Company's current fiscal year management's focus will be to secure necessary human and capital resources and to research, identify and secure conditional agreements with prospective network affiliates. These affiliates may be start-up enterprises, in which case the Company expects to negotiate a minority or majority equity interest, or existing web-based enterprises. The substantive terms of each agreement with prospective affiliates will likely vary significantly, particularly at this early stage of the Company's development.

Management believes the Company must secure agreements with a minimum of ten prospective network affiliates, with fully operational websites, before a network launch is feasible and a fully integrated business plan can be developed, financed and implemented. Should the Company fail to secure such agreements in a reasonable time period, which shall be determined by the Board of Directors, the Company may have to discontinue its current business plans and consider alternate business plans, which may also be highly speculative.

Management of the Company anticipates seeking out prospective network affiliates that are established web-based businesses through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to existing businesses, law firms, accounting firms, investment bankers, marketers and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited.

Management may also assist with the organization, development and management of prospective network affiliates, which are start-up businesses.

The Company has no current arrangement, agreement or understanding with any prospective network affiliate and there is no assurance that agreements with prospective network affiliates will be made on terms acceptable to the Company or on any terms.

The Company has no full time employees to implement its plans. Management has agreed to allocate a portion of their time to the activities of the Company, however, it is expected that conflicts of interest will arise with respect to the limited time commitment by management. As a consequence, the Company intends to pursue new sources of capital and, if successful in securing such capital, anticipates hiring one or more full time persons or engaging the services of outside professionals to work with management to further develop the Company's plan of operation and pursue agreements with prospective network affiliates. The amount of new capital, its intended use, and the terms under which it may be made available are subject to future negotiations and therefore are not presently determinable.

The Company has recently made application to the National Association of Securities Dealers to have its common shares listed for trading on the NASD OTC

Bulletin Board, however, there is no assurance that such application will be accepted. The Company believes that the listing of the Company's common shares will make the Company a more attractive vehicle to prospective investors.

COMPETITION

The electronic commerce industry is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. The Company will likely remain an insignificant participant among the many enterprises, which are attempting to establish or have established a network presence on the World Wide Web.

The most significant potential for competition facing the Company comes from dominant Internet portal companies such as Yahoo and Excite and network companies such as America Online and CMGI, which have already been successfully branded and are positioned to offer substantially greater benefits to prospective affiliates. These and many other established companies have significantly greater financial and personnel resources and technical expertise than the Company.

The Company believes that its Principal Asset provides it with a unique competitive position in establishing brand awareness and that the market is large enough to accommodate many new entrants such as the Company. However, in view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

C.  ORGANIZATIONAL  STRUCTURE

The Company is majority owned by Pemcorp Management Inc., a Canadian private company. (See "Item 7. Major Shareholders and Related Party Transactions".)

The  Company  has  no  operating  subsidiaries.

D.  PROPERTY,  PLANTS  AND  EQUIPMENT

The Company owns no property, plant or equipment and there are no current plans to purchase any in the near future. The Company currently utilizes office space in a commercial building located in Vancouver, British Columbia, Canada. The space is shared with several other companies, which share common management.

The Company currently pays no rent. The present facilities are believed to be adequate for meeting the Company's needs for the immediate future. If required in the future, the Company does not anticipate that it will have any difficulty in obtaining additional space at reasonable lease rates.

ITEM  5.  OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

The following discussion and analysis of the financial condition and operating results of the Company for the three fiscal years ended April 30, 2001, 2000 and 1999 should be read in conjunction with the financial statements and related notes attached hereto. (See Item 18 - Financial Statements.)

The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

The Company has received no revenues and has had no active business operations in any of its last three fiscal years. In the past, the Company has acquired necessary capital through the limited issuance of its common shares, increasing indebtedness and through advances from related parties. There is no assurance that these sources will continue to be available in the future.

Commencing May 1, 2000, the Company entered into a new development stage with the acquisition of its Principal Asset. In order to carry out its proposed business plans the Company will need to secure additional capital from the issue of securities, including equity securities, of the Company. There is no assurance that the Company will secure the necessary capital on terms acceptable to the Company or at all. As a consequence of this uncertainty, the Company may have to discontinue its present business plans and consider alternative business plans, which may also be highly speculative. The Company has not engaged in any discussions concerning other potential businesses and has no immediate plans to identify and negotiate with prospective businesses.

A.  OPERATING  RESULTS

Year ended April 30, 2001 Compared to Year ended April 30, 2000

The Company's net loss for 2001 was $92,614 compared to a net loss of $187,526 for 2000. The primary reason for the decrease in the Company's net loss from 2000 to 2001 was a one-time write-off of a loan receivable of $104,873 in the 2000 fiscal year. The loan was made in contemplation of a merger with a private Canadian company. The proposed merger was never consummated and prior management of the Company determined that the loan balance was not collectible.

Administrative expenses, also included in the determination of the Company's net loss in each year, increased from $82,653 in 2000 to $92,614 in 2001, primarily because of an amortization charge in 2001 of $20,000. Management and consulting fees, included in Administrative expenses, were $37,500 in 2001 as compared to $60,000 in 2000.

Year ended April 30, 2000 Compared to Year ended April 30, 1999

The Company's net loss for 2000 was $187,526 compared to a net loss of $94,464 for 1999. The primary reason for the increase in the Company's net loss from 1999 to 2000 was a one-time write-off of a loan receivable of $104,873 in the 2000 fiscal year. The loan was made in contemplation of a merger with a private Canadian company. The proposed merger was never consummated and prior management of the Company determined that the loan balance was not collectible.

Administrative expenses, also included in the determination of the Company's net loss in each year, decreased from $94,464 in 1999 to $82,653 in 2000, primarily because of reduced professional and transfer agent fees. Management and consulting fees of $60,000 in the aggregate made up the majority of these administrative expenses in each year.

Year ended April 30, 1999 Compared to Year ended April 30, 1998

The Company's net loss for 1999 was $94,464 compared to a net loss of $119,625 for 1998. The net loss of each year was entirely as a result of administrative expenses and decreased from 1998 to 1999 primarily as a consequence of reduced professional fees. Management and consulting fees of $60,000 in the aggregate made up the majority of these administrative expenses in each year.

B.  LIQUIDITY  AND  CAPITAL  RESOURCES

As at April 30, 2001, total cash was $6,940, current liabilities exceeded current assets by $70,348, and total liabilities exceeded total assets by $50,348. Included in current and total liabilities is $64,075 due to related parties. The Company recently carried out a capital reorganization and derived its current operating capital from the issuance of common shares and from increasing indebtedness. (See "Item 4. Information on the Company-History and development of the company")

The Company has no planned capital expenditures at this time.

The Company is contractually committed to pay $2,500 per month for management services. (See "Item 7. Major Shareholders and Related Party Transactions"). This contract may be cancelled by the Company at any time on 30 days written notice. The contracted party has agreed that fees payable under the contract may be accrued and not paid until such time when the Company has adequate working capital, as determined by the Board of Directors at its sole discretion. The balance owing, included in current liabilities, was $24,075 at April 30, 2000.

The Company is obligated to pay the cost of renewing the registration of each domain name as it comes due. Current registration fees vary between US$15 and US$35 per name. The registration of 119 of the names expires between April 25 and May 2, 2002. The registration of the remaining 281 names expires between February and April of 2002. The Board of Directors will decide at the appropriate time whether or not to renew the registration.

During each of the last three fiscal years, the Company derived most of its operating capital from increasing indebtedness. As at April 30, 2000, current assets were $299, compared to $3,292 and $49,076 at April 30, 1999 and 1998 respectively. Current liabilities were $163,546 at April 30, 2000 compared to $84,586 and $34,906 at April 30, 1999 and 1998 respectively. The increase in the Company's working capital deficit over the period was primarily the result of continuing operating losses. In October 2000, the Company issued 3,500,000 common shares in full settlement and satisfaction of a majority of its current liabilities.

The Company's current working capital is insufficient to meet its business objectives. The Company's ability to satisfy projected working capital requirements is dependant upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company. There is no assurance that the Company will be able to secure the necessary capital on terms acceptable to the Company or on any terms. The Board of Directors and senior management have agreed that they will advance to the Company any additional funds, which the Company requires to pay costs associated with this Annual Report and subsequent regulatory filings over the next twelve months while it attempts to secure the necessary capital to carry out its business plans. Such advances will be made with an expectation of repayment.

C.  RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES

Not  applicable

D.  TREND  INFORMATION

The success of the Company depends on increased use of the Internet for advertising, marketing, providing services and conducting business. Commercial use of the Internet is currently at an early stage of development and the future of the Internet, as a means for conducting commerce, is not clear.

Recently, companies that are dependant upon the use of the Internet have experienced great difficulty in securing the necessary capital to carry out their business plans. Many such companies have ceased operations and been forced into liquidation. The market value of Internet domain names has, as a result, been significantly reduced over the last twelve months and interest in financing start-up Internet businesses has diminished. This trend represents a significant challenge to the Company proposed operations. As a consequence, the Company's Board of Directors will closely monitor the Company's progress and reassess its plans and strategies on a regular basis, which may result in the Company choosing to discontinue its proposed business in the future and combine with another business, which may also be highly speculative in nature. The Company has not engaged in any discussions concerning potential business combinations and has no immediate plans to identify and negotiate with prospective businesses.


ITEM  6.  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.  DIRECTORS  AND  SENIOR  MANAGEMENT

The following are the names, ages and place of residence of the directors and executive officers of the Company and their respective positions with the Company and their principal occupations during the past five years.

     Leonard Petersen - Mr. Petersen, age 47, is C.E.O, president and a director of the Company and has held these positions since September 6, 2000. He is also secretary and a director of Pemcorp Management Inc. ("Pemcorp"), a Canadian private management consulting services company, and has held these positions since 1990. Mr. Petersen is a chartered accountant in the Province of British Columbia, Canada and a citizen and resident of Canada.

     William D. McCartney - Mr. McCartney, age 45, is a director of the Company and has held this position since September 6, 2000. He is the president and a director of Pemcorp, and has held these positions since 1990. Mr. McCartney is a chartered accountant in the Province of British Columbia, Canada and a citizen and resident of Canada.

     Murray J. Oliver - Mr. Oliver, age 35, is a director of the Company and held this position since September 6, 2000. He is also the sole proprietor of North Star Consulting, an unincorporated consulting services business and has carried on this business since 1993. Mr. Oliver is a citizen and resident of Canada.

     Paul A. Visosky - Mr. Visosky, age 45, is secretary of the Company and has held this position since September 6, 2000. He has been a practicing attorney since 1983 and is a principal in the law firm of Nexus Venture Capital Lawyers, which is licensed to carry on business in the Province of British Columbia, Canada. Mr. Visosky is a citizen and resident of Canada.

None of the directors or officers of the Company are related and there were no arrangements or understandings between any director or officer of the Company and any other person pursuant to which he was selected as a director or officer.

B.  COMPENSATION

In the 2001, 2000 and 1999 fiscal years, the Company paid or accrued management fees of $7,500, $30,000 and $30,000 respectively to its former chief executive officer, Vernon G. Meyer. Mr. Meyer resigned as chief executive officer on September 6, 2000 and the Company's agreement to pay management fees to Mr. Meyer was terminated by mutual consent effective July 31, 2000.

No cash or non-cash compensation was paid or distributed to any officer or director of the Company during the last three fiscal years under any pension, stock option or other plans nor is there any plan for such payments or distributions during the next fiscal year.

No monies were set aside or accrued by the Company during the last three fiscal years and no plan presently exists to provide pension, retirement or similar benefits for directors or officers of the Company.

Presently, there are no standard or other arrangements under which directors or officers of the Company will be compensated directly for their services in their capacity as directors or officers, except that they are each entitled to be reimbursed for their out-of-pocket expenses. The Company is party to a management agreement with Pemcorp (See Exhibit 4.4 of the Company's Registration Statement on Form 20-F, as amended, filed with the SEC on March 23, 2001), which is controlled by two directors of the Company.

The Company has no compensatory plan or arrangement to compensate directors or officers of the Company in the event of their termination or following a change in control of the Company.

C.  BOARD  PRACTICES

The Company's directors are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. The current Board of Directors was elected at the Company's last annual general meeting held on September 6, 2000.

The By-laws of the Company permit the directors to appoint directors to fill any casual vacancies that may occur due to resignation of directors. Individuals appointed as directors to fill casual vacancies hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

The chief executive officer and the secretary of the Company were appointed on September 6, 2000 and hold their respective offices at the discretion of the Board of Directors.

The Company's audit committee presently includes three directors, two of which are not officers of the Company, as follows:

     Leonard Petersen           C.E.O., President and Director
     William D. McCartney       Director
     Murray J. Oliver           Director

The audit committee reviews the Company's annual and interim financial statements, meets with the Company's auditors, when applicable, and makes recommendations to the Board of Directors.

The  Company  does  not  presently  have  a  compensation  committee.

There are no director service contracts that provide for benefits upon termination of service.

D.  EMPLOYEES

The Company has no full or part time employees, except for senior management and the Board of Directors.

E.  SHARE  OWNERSHIP

As of September 15, 2001, the present directors and senior management of the Company, as a group own, directly or indirectly a total of 3,689,200 shares representing approximately 80% of the issued and outstanding common shares, as follows:

                                                    PERCENT
        TITLE                                       OWNED
        OF CLASS  IDENTITY OF PERSON     AMOUNT     OF CLASS

        Common    Leonard Petersen      3,039,200   (1) 65.5%
        Common    William D. McCartney  3,039,200   (1) 65.5%
        Common    Murray J. Oliver        150,000        3.2%
        Common    Paul Visosky            100,000        2.1%

(1) Includes 2,639,200 owned by Pemcorp, a private Canadian company, indirectly controlled 50% by William D. McCartney and 50% by Leonard Petersen, and 400,000 shares owned indirectly by each of McCartney and Petersen.

There are no outstanding options or warrants to purchase securities from the Company and no present arrangements to grant options to any director, officer or employee of the Company.

ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

A.  MAJOR  SHAREHOLDERS

To the best of the Company's knowledge, it is not indirectly owned or controlled by any other corporation, except as disclosed below, or foreign government.

As of September 15, 2001, there are no persons or groups known to the Company to be the owners of more than 5% of the Company's issued and outstanding shares except as disclosed below.

                                                          PERCENT
        TITLE                                             OWNED
        OF CLASS  IDENTITY OF PERSON           AMOUNT     OF CLASS

        Common    Pemcorp Management Inc.      2,639,200   (1) 56.9%
        Common    Petersen Management Inc.       400,000   (2)  8.6%
        Common    WMC Equities Inc.              400,000   (3)  8.6%
        Common    William D. McCartney         3,039,200   (4) 65.5%
        Common    Leonard Petersen             3,039,200   (5) 65.5%

(1) Pemcorp, a private Canadian company, is indirectly controlled 50% by William D. McCartney and 50% by Leonard Petersen, both of whom are directors of the Company.
(2) Petersen Management Inc., a Canadian private company, is 100% controlled by Leonard Petersen, a director of the Company.
(3) WMC Equities Inc., a Canadian private company, is 100% controlled by William D. McCartney, a director of the Company.
(4) The number of shares includes all of the shares held by WMC Equities Inc. and Pemcorp.
(5) The number of shares includes all of the shares held by Petersen Management Inc. and Pemcorp.

Pemcorp owned 2,639,200 and 139,200 common shares of the Company at April 30, 2001 and April 30, 2000 respectively. The increase was the result of an issue from treasury in October 2000 in connection with the Company' reorganization previously described. (See "Item 4. Information on the Company-History and development of the company")

Petersen Management Inc. and WMC Equities Inc. each owned 400,000 and nil common shares of the Company at April 30, 2001 and April 30, 2000 respectively. Both parties were issued 600,000 common shares in October 2000 in connection with the Company' reorganization previously described (See "Item 4. Information on the Company-History and development of the company") and then subsequently sold 200,000 common shares in private transactions to non-U.S. persons in Canada.

As of April 30, 2001, there were a total of 113 holders of record of the Company's common shares and a total of 4,637,600 common shares were outstanding. Approximately 97,500 common shares, or 2% of the Company's total common shares issued, were held by 23 persons residing in the United States. These numbers do not include any possible shareholders who are not registered and those holding shares in street name.

None of the above persons have different voting rights from other shareholders of the Company.

There are no arrangements, known to the Company, the operation of which could result in a change in control of the Company.

B.  RELATED  PARTY  TRANSACTIONS

The Company paid or accrued consulting fees of $30,000 to Pemcorp in each of the last three fiscal years in connection with researching, identifying and negotiating with prospective business acquisitions on behalf of the Company. Pemcorp is a private Canadian company controlled by William D. McCartney and Leonard Petersen both of whom became directors of the Company on September 6, 2000. The Company formalized its relationship with Pemcorp by way of written agreement made effective August 1, 2000, which provides for the payment of $2,500 per month for general management services to be provided by Messrs McCartney and Petersen. The agreement may be cancelled by the Company on 30 days written notice. Pemcorp has agreed that fees payable under the agreement may be accrued and not paid until such time when the Company has adequate working capital, as determined by the Board of Directors at its sole discretion.

The Company has paid or accrued legal fees of $6,878 to Nexus Venture Capital Lawyers for legal services rendered for the year ended April 30, 2001. Nexus is a law firm controlled by Paul Visosky, who became secretary of the Company on September 6, 2000.

The Company entered into an agreement, dated May 1, 2000, to purchase its Principal Asset from a private company (the "Vendor") controlled by William D. McCartney, Leonard Petersen, Murray J. Oliver, all of whom became directors of the Company on September 6, 2000, and/or their respective spouses. The purchase agreement was approved by shareholders of the Company. The purchase consideration, which approximated the Vendor's cost, consisted of a note in the amount of $40,000 payable without interest on the earlier of:

     (1)  the  date  on  which  the  Company  is in receipt of proceeds totaling
          $40,000 from the sale, lease or license of any of the assets purchased;

     (2) the date on which the Company is in receipt of proceeds totaling $200,000 from the sale and issue of common shares; and

     (3)  June  30,  2001.

The Vendor has agreed not to demand payment of the note until such time the Company has sufficient working capital to satisfy its current obligations including the note. The note remains non-interest bearing.

In addition, the Company agreed to pay the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale, lease or license of any of the domain names purchased under the agreement to a maximum of $1 million and to pay the cost of renewing the registration of each domain name as it comes due. Current registration fees vary between US$15 and US$35 per name. The registration of 119 of the names expires between April 25 and May 2, 2002. The registration of the remaining 281 names expires between February and April of 2002.

At July 31, 2000, the Company owed Pemcorp and the Company's former chief executive officer $80,250 and $81,663 respectively. These amounts were unsecured, non-interest bearing and without fixed terms of repayment. The Company entered into agreements, made effective July 31, 2000, with each creditor to settle and satisfy their respective claims in full in exchange for a total of 3,500,000 common shares of the Company and the payment of $21,400. These shares were issued on October 26, 2000.

On October 26, 2000 the Company also issued 450,000 common shares to four directors and senior officers of the Company in connection with a private placement of 650,000 common shares to five Canadian resident investors.

C.  INTERESTS  OF  EXPERTS  AND  COUNSEL

Not  Applicable


ITEM  8.  FINANCIAL  INFORMATION

A.  FINANCIAL  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

FINANCIAL  STATEMENTS

The Company's audited financial statements for the three fiscal years ended April 30, 2001, 2000 and 1999 together with the auditors' report are included in this Annual Report under Item 18 and incorporated herein by reference. These financial statements were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

LEGAL  PROCEEDINGS

The Company is not presently involved in, nor is it aware of any pending legal proceedings, which could have a material adverse effect upon its business or financial position. To the best of the Company's knowledge, there are no legal proceedings contemplated by any governmental or regulatory authority.

DIVIDEND  POLICY

The Company has not paid dividends in any of its last five fiscal years and the Company has no plans to pay dividends in the foreseeable future.

B.  SIGNIFICANT  CHANGES

During the Company's most recent fiscal year, the Company completed a reorganization, changed its business and commenced a new development stage. (See "Item 4. Information on the Company-History and development of the company")


ITEM  9.  THE  OFFER  AND  LISTING

A.  OFFER  AND  LISTING  DETAILS

The Company is not presently offering securities to the public.

B.  PLAN  OF  DISTRIBUTION

Not  Applicable

C.  MARKETS

The Company's common shares do not presently trade on any recognized stock exchange or other organized securities market.

The Company has made application to the National Association of Securities Dealers ("NASD") to have its common shares listed for trading on the NASD OTC Bulletin Board ("OTC"), however, there is no assurance that a market for the common shares of the Company will ever develop in the United States or, if such a market does develop, that it will continue. The Company believes that having its common shares eligible to trade on the OTC would enhance its ability to secure the requisite capital to carry out its business plans and strategies.

The OTC market differs from national and regional stock exchanges in that it (1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. To qualify for listing on the OTC, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the OTC. There is no assurance that the Company will successfully engage the services of a registered broker-dealer to sponsor the Company's application to list its common shares on the OTC.

D.  SELLING  SHAREHOLDERS

Not  applicable

E.  DILUTION

Not  applicable

F.  EXPENSES  OF  ISSUE

Not  applicable



ITEM  10.  ADDITIONAL  INFORMATION

A.  SHARE  CAPITAL

Not  Applicable

B.  MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

The information required by this section has been included in the Company's previously filed registration statement on Form 20-F, as amended, which was filed with the SEC on March 23, 2001, and is incorporated herein by reference.

C.  MATERIAL  CONTRACTS

The Company paid or accrued consulting fees to Pemcorp in each of the last three fiscal years in connection with researching, identifying and negotiating with prospective business acquisitions on behalf of the Company. Pemcorp is a private Canadian company controlled by William D. McCartney and Leonard Petersen both of who became directors of the Company on September 6, 2000. The Company formalized its relationship with Pemcorp by way of written agreement made effective August 1, 2000, which provides for the payment of $2,500 per month for general management services to be provided by Messrs McCartney and Petersen. The agreement may be cancelled by the Company with one month written notice. Pemcorp has agreed that fees payable under the agreement may be accrued and not paid until such time when the Company has adequate working capital, as determined by the Board of Directors at its sole discretion.

The Company entered into an agreement, dated May 1, 2000, to purchase its Principal Asset. The purchase consideration, which approximated the Vendor's cost, consisted of a note in the amount of $40,000 payable without interest on the earlier of:

     a.   the  date  on  which  the  Company  is in receipt of proceeds totaling
          $40,000 from the sale, lease or license of any of the assets purchased;

     b. the date on which the Company is in receipt of proceeds totaling $200,000 from the sale and issue of common shares; and

     c.   June 30, 2001.

The Vendor has agreed not to demand payment of the note until such time the Company has sufficient working capital to satisfy its current obligations including the note. The note remains non-interest bearing.

In addition, the Company agreed to pay the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale, lease or license of any of the domain names purchased under the agreement to a maximum of $1 million and to pay the cost of renewing the registration of each domain name as it comes due. Current registration fees vary between US$15 and US$35 per name. The registration of 119 of the names expires between April 25 and May 2, 2002. The registration of the remaining 281 names expires between February and April of 2002.

D.  EXCHANGE  CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Company's shares. Any such remittances, however, are subject to withholding tax.

There are no limitations under the laws of Canada, the Yukon Territory or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the shares of the Company. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non-Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

E.  TAXATION

TAXATION  ON  DIVIDENDS

Generally, cash dividends paid by Canadian corporations to nonresident shareholders are subject to a withholding tax of 25 percent. However, pursuant to Article X[2] of the Canada-United States tax treaty, dividends paid to a resident if a company of the United States are only subject to a 15 percent withholding tax. Further, if the United states resident owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 10 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 15 percent withholding tax pursuant to Article XI[2] of the Canada-United States tax treaty.

TAXATION  ON  CAPITAL  GAINS

A nonresident purchaser who holds shares of the Company as capital property will not be subject to Canadian tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a nonresident purchaser if the nonresident purchaser used the shares in carrying on a business in Canada or if at any time during the five-year period immediately preceding the disposition not less than 25 percent of the issued shares of any class of the Company belonged to the particular purchaser, persons with whom the purchaser did not deal at arm's length or any combination thereof.

Holders of common shares of the Company should seek independent advice from their own professional tax advisors with respect to the Canadian Income Tax consequences arising from the holding of Common Shares of the Company.

F.  DIVIDENDS  AND  PAYING  AGENTS

Not  Applicable

G.  STATEMENT  BY  EXPERTS

Not  Applicable

H.  DOCUMENTS  ON  DISPLAY

All documents concerning the Company, which are referred to in this Annual Report are available for inspection at the offices of Nexus Venture Capital
Lawyers:  Suite 3400, 666 Burrard Street, Vancouver, Canada.

I.  SUBSIDIARY  INFORMATION

None


ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

The Company is a small business issuer as defined in Rule 405 of the Securities Act of 133, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

SFAS No. 133 will be effective for the Company's fiscal year beginning May 1, 2000. Because the Company is not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations.

ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

None

                                     PART II

ITEM  13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

                                    PART III


ITEM  17.  FINANCIAL  STATEMENTS

Please refer to Item 18. "Financial Statements".

ITEM  18.  FINANCIAL  STATEMENTS

The Company's Financial Statements, Auditor's Reports, if applicable, and Notes to the Financial Statements, which are required to be filed hereunder, are contained on pages 27 through 37 as follows:

                                                                                       Page
                                                                                       ----

Auditors' Report dated May 17, 2001 . . . . . . . . . . . . . . . . . . . . . . . . .    28

Balance Sheets as at April 30, 2001 and 2000 (Audited). . . . . . . . . . . . . . . .    29

Statements of Operations and Deficit for the years ended April 30, 2001, 2000 and
1999 (Audited). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30

Statement of Cash Flows the years ended April 30, 2001, 2000 and 1999 (Audited) . . .    31

Statements of Shareholders Equity since inception to April 30, 2001 (audited) . . . .    32


Notes to the Financial Statements for the for the year ended April 30, 2001 (Audited)    33

                              INSIDE HOLDINGS INC.
                     (FORMERLY COAST FALCON RESOURCES LTD.)


                              FINANCIAL  STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)
                          (A DEVELOPMENT STAGE COMPANY)


                                 APRIL 30, 2001

DAVIDSON  &  COMPANY         Chartered Accountants    A  Partnership  of
                                                      Incorporated Professionals

                                AUDITORS' REPORT

To  the  Shareholders  of
Inside  Holdings  Inc.
(formerly Coast Falcon Resources Ltd.)
(A  Development  Stage  Company)

We  have  audited  the  balance  sheets  of Inside Holdings Inc. (formerly Coast
Falcon Resources Ltd.) as at April 30, 2001 and 2000 and the statements of operations, cash flows and shareholders' equity for the years ended April 30, 2001, 2000 and 1999 and the period from the start of the development stage on May 1, 2000 to April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2001 and 2000 and the results of its operations and its cash flows for the years ended April 30, 2001, 2000 and 1999 and the period from the start of the development stage on May 1, 2000 to April 30, 2001 in accordance with generally accepted accounting principles in Canada.

                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

May  17,  2001

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
                     - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the expression of a qualified opinion when the consolidated financial statements are affected by significant uncertainties such as those referred to in Note 1 to these financial statements. The above opinion in our report to shareholders dated May 17, 2001 for the year ended April 30, 2001 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the consolidated financial statements.

                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

May  17,  2001
                          A Member of SC INTERNATIONAL
                          ============================

Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372, Pacific
                     Centre, Vancouver, BC, Canada, V7Y 1G6
                  TELEPHONE (604) 687-0947  FAX (604) 687-6172

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
BALANCE  SHEETS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
AS  AT  APRIL  30

=====================================================================================

                                                               2001          2000
-------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash                                                     $     6,940   $       299
  Receivable                                                       681             -
                                                           ------------  ------------

                                                                 7,621           299

INTELLECTUAL PROPERTY (Note 3)                                  20,000             -
                                                           ------------  ------------

                                                           $    27,621   $       299
=====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Accounts payable and accrued liabilities                 $    13,894   $    18,933
  Due to related parties (Note 4)                               64,075       144,613
                                                           ------------  ------------

                                                                77,969       163,546
                                                           ------------  ------------

SHAREHOLDERS' EQUITY
  Capital stock
    Authorized
      100,000,000  common shares without par value
    Issued
      4,637,600  common shares (April 30, 2000 - 487,600)    3,368,694     3,163,181
  Deficit accumulated during the development stage             (92,614)            -
  Deficit                                                   (3,326,428)   (3,326,428)
                                                           ------------  ------------

                                                               (50,348)     (163,247)
                                                           ------------  ------------

                                                           $    27,621   $       299
=====================================================================================

ON  BEHALF  OF  THE  BOARD:



"Leonard  Petersen"     Director     "William  McCartney"     Director
------------------------        ------------------------------
"Leonard  Petersen"                  "William  McCartney"


   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
STATEMENTS  OF  OPERATIONS  AND  DEFICIT
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
==============================================================================================

                                               Cumulative
                                                  Amounts
                                                From  the
                                                Start  of
                                              Development
                                                Stage  on
                                                  May  1,
                                                 2000  to             Year Ended April 30
                                                April 30,   ----------------------------------
                                                     2001         2001        2000       1999
----------------------------------------------------------  -----------  ----------  ---------

EXPENSES
  Amortization                                 $   20,000   $   20,000   $       -   $      -
  Consulting                                        7,500        7,500      30,000     30,000
  Listing and transfer agent fees                  13,293       13,293       4,923      8,105
  Management fees                                  30,000       30,000      30,000     30,000
  Office and general                                6,487        6,487       6,441     10,062
  Professional fees                                15,334       15,334      11,289     16,297
                                               -----------  -----------  ----------  ---------

LOSS BEFORE OTHER ITEM                            (92,614)     (92,614)    (82,653)   (94,464)


OTHER ITEM
  Write-off of loan receivable                          -            -    (104,873)         -
                                               -----------  -----------  ----------  ---------


LOSS FOR THE PERIOD                            $  (92,614)  $  (92,614)  $(187,526)  $(94,464)
==============================================================================================

BASIC AND DILUTED LOSS PER SHARE                            $    (0.04)  $   (0.38)  $  (0.19)
==============================================================================================


WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                2,636,470     487,600    487,886
==============================================================================================

   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
STATEMENT  OF  CASH  FLOWS
 (Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
================================================================================================

                                                   Cumulative
                                                      Amounts
                                                    From  the
                                                    Start  of
                                                  Development
                                                    Stage  on
                                                      May  1,
                                                     2000  to           Year Ended April 30
                                                    April 30,   --------------------------------
                                                         2001       2001        2000       1999
--------------------------------------------------------------  ---------  ----------  ---------

CASH FLOWS
FROM OPERATING ACTIVITIES
  Loss for the period                              $  (92,614)  $(92,614)  $(187,526)  $(94,464)
  Items not involving cash:
    Amortization                                       20,000     20,000           -          -
    Write-off of loan receivable                            -          -     104,873          -

  Change in non-cash working capital items:
    Increase in receivable                               (681)      (681)          -          -
    Increase (decrease) in accounts payable            (5,039)    (5,039)     13,660      5,080
    Increase in due to related parties                 19,975     19,975      65,300     44,600
                                                   -----------  ---------  ----------  ---------

  Cash used in operating activities                   (58,359)   (58,359)     (3,693)   (44,784)
                                                   -----------  ---------  ----------  ---------

CASH FLOWS
FROM FINANCING ACTIVITIES
  Issuance of capital stock                            65,000     65,000           -          -
                                                   -----------  ---------  ----------  ---------

  Cash provided by financing activities                65,000     65,000           -          -
                                                   -----------  ---------  ----------  ---------

CASH FLOWS
FROM INVESTING ACTIVITIES
  Loan receivable                                           -          -         700     (1,000)
                                                   -----------  ---------  ----------  ---------

  Cash provided by (used in) investing activities           -          -         700     (1,000)
                                                   -----------  ---------  ----------  ---------

INCREASE (DECREASE) IN CASH FOR THE PERIOD              6,641      6,641      (2,993)   (45,784)

CASH, BEGINNING OF PERIOD                                 299        299       3,292     49,076
                                                   -----------  ---------  ----------  ---------

CASH, END OF PERIOD                                $    6,940   $  6,940   $     299   $  3,292
================================================================================================

CASH PAID FOR INCOME TAXES                         $        -   $      -   $       -   $      -
================================================================================================

CASH PAID FOR INTEREST                             $        -   $      -   $       -   $      -
================================================================================================

SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS  (Note  6)

   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
STATEMENT  OF  SHAREHOLDERS'  EQUITY
 (Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
========================================================================================================

                                         Common        Common        Deficit
                                         Shares        Shares    Accumulated
                                     Issued and    Issued and         During
                                     Fully Paid    Fully Paid    Development
                                        (Number)      (Amount)         Stage       Deficit       Total
-----------------------------------  -----------  ------------  -------------  ------------  ----------


Balance, April 30, 1998                 488,235   $  3,163,181  $          -   $(3,044,438)  $ 118,743
  Cancellation of shares                   (635)             -             -             -           -
  Loss for the year                           -              -             -       (94,464)    (94,464)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1999                 487,600      3,163,181             -    (3,138,902)     24,279
  Loss for the year                           -              -             -      (187,526)   (187,526)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 2000                 487,600      3,163,181             -    (3,326,428)   (163,247)
  Shares issued for cash                650,000         65,000             -             -      65,000
  Shares issued for debt settlement   3,500,000        140,513             -             -     140,513
  Loss for the year                           -              -       (92,614)            -     (92,614)
                                     -----------  ------------  -------------  ------------  ----------

Balance, April 30, 2001               4,637,600   $  3,368,694  $    (92,614)  $(3,326,428)  $ (50,348)
=======================================================================================================

   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
(formerly  Coast  Falcon  Resources  Ltd.)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
APRIL  30,  2001
================================================================================

1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     The Company was formed under the laws of the province of British Columbia, Canada, on July 7, 1992 pursuant to a statutory amalgamation of two predecessor companies previously engaged in the exploration and development of mineral resource properties in Canada. The balance sheets of the predecessor companies were carried over at historical cost. Effective October 6, 2000, the Company changed governing jurisdiction from the province of British Columbia to the Yukon.

     Since the date of formation, the Company raised additional private equity capital to settle certain indebtedness and for the further purpose of exploring new lines of business. All costs associated with identifying, researching and negotiating with prospective businesses have been charged to earnings in the year they were incurred.

     On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company (the "Vendor"). Total purchase consideration consists of a note in the amount of $40,000 payable without interest on the earlier of; (1) the date on which the Company is in receipt of proceeds totaling $40,000 from the sale or lease of any of its domain names; (2) the date on which the Company is in receipt of proceeds exceeding $200,000 from the sale and issue of common shares; and (3) June 30, 2001. In addition, the Company agrees to pay to the Vendor a royalty over five years equal to 15% of the gross proceeds received from the sale or lease of any of its domain names to a maximum of $1 million. The Company intends to carry on the business of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand.

     As a consequence of the agreement and the Company's plans, these financial statements have been prepared to reflect a new development stage commencing on May 1, 2000.

     The  Vendor  is  a  related  party  by  virtue  of  common share ownership.

     The Company carried out a reorganization to reflect its change in business as previously described. Changes include changing the Company's name, changing the management and the board of directors, and changing the governing jurisdiction from the province of British Columbia to the Yukon. The Company's capital stock was consolidated on a 10:1 basis (net). All share and all per share amounts prior to the date of consolidation have been retroactively restated to reflect the consolidation. Company debts in the amount of $140,513 were settled by the issuance of 3,500,000 post-consolidation  common  shares.  The  Company  issued  650,000 post-consolidation  common  shares  for  proceeds  of  $65,000.

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

     As at April 30, 2001, the Company had a working capital deficiency of $(70,348) and has incurred losses of $92,614 from the start of its new development stage on May 1, 2000 to April 30, 2001.

     The Company's ability to continue as a going concern is dependant upon, among other things, its ability to raise additional capital and successfully develop the new line of business, which is not assured. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INSIDE  HOLDINGS  INC.
(FORMERLY  COAST  FALCON  RESOURCES  LTD.)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
APRIL  30,  2001
================================================================================

2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the year. Actual results in the future periods could be different from these estimates made in the current year. The following is a summary of the significant accounting policies of the Company.

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash, receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the fair value of these financial instruments approximate their carrying values and the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     INTELLECTUAL  PROPERTY

     Intellectual property is recorded at cost and is amortized over two years.

     INCOME  TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

     LOSS  PER  SHARE

     Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

     SEGMENTED  INFORMATION

     The Company currently conducts its operations in Canada in one business segment.

INSIDE  HOLDINGS  INC.
(FORMERLY  COAST  FALCON  RESOURCES  LTD.)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
APRIL  30,  2001
================================================================================

3.   INTELLECTUAL  PROPERTY

     ====================================================
                                           Net Book Value
                                          ---------------
                             Accumulated
                    Cost    Amortization    2001    2000
     ----------------------------------------------------

     Domain names  $40,000  $      20,000  $20,000  $   -
     ====================================================

4.   DUE  TO  RELATED  PARTIES

     ==================================================================================
                                                                       2000      1999
     ----------------------------------------------------------------------------------

     Due to a company controlled by directors of the Company.         $24,075  $144,613

     Due June 30, 2001 and secured on the intellectual property to a
     company controlled by directors of the Company                    40,000         -
                                                                      -------  --------

                                                                      $64,075  $144,613
     ==================================================================================

     Unless otherwise noted, amounts due to related parties are non-interest bearing and unsecured with no fixed terms of repayment.

     The fair value of amounts due to related parties are not determinable as they have no specific repayment terms.

5.   INCOME  TAXES

     Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 44.6% (2000
     -  45.6%;  1999  -  45.6%)  to  income  before  income  taxes  as  follows:

======================================================================================
                                                          2001        2000       1999
--------------------------------------------------------------------------------------

Loss before income taxes recovery                     $(92,614)  $(187,526)  $(94,464)
======================================================================================

Expected income taxes recovered                       $(41,324)  $ (85,549)  $(43,094)
Tax effect of expenses not deducted for income tax       8,924           -          -
purposes
Unrecognized benefit of net operating losses carried
forward                                                 32,400      85,849     43,094
                                                      ---------  ----------  ---------

Actual income taxes recovery                          $      -   $       -   $      -
======================================================================================

INSIDE  HOLDINGS  INC.
(FORMERLY  COAST  FALCON  RESOURCES  LTD.)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
APRIL  30,  2001
================================================================================


5.   INCOME  TAXES  (cont'd...)

     The significant components of the Company's future income tax assets are as follows:

     =======================================================================
                                                         2001        2000
     -----------------------------------------------------------------------

     Future tax assets:
      Intellectual property                            $  8,924   $       -
      Non-capital loss carry forwards                    32,400     267,467
                                                       ---------  ----------

     Net future tax assets before valuation allowance    41,324     267,467
     Less valuation allowance                           (41,324)   (267,467)
                                                       ---------  ----------

     Net future tax assets                             $      -   $       -
     =======================================================================

     The Company has losses carried forward for income tax purposes of $72,614, which can be applied against future years taxable income. Losses of approximately $586,280, incurred prior to May 1, 2000, have expired and cannot be applied against future income. These losses have expired due to a change in control of the Company as well as a change in the core business of the Company, in accordance with the Income Tax Act of Canada.


6.   SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS

     The following non-cash investing and financing transactions occurred during the year ended April 30, 2001:

     a) The Company issued 3,500,000 shares to settle debts in the amount of $140,513.

     b) The Company issued to a related party, a note payable in the amount of $40,000 for the purchase of the intellectual property during the year.

     There were no significant non-cash transactions for the year ended April 30, 2000 and 1999.


7.   RELATED  PARTY  TRANSACTIONS

     The Company entered into the following transactions with related parties during the year ended April 30, 2001:

     a)   Paid or accrued $30,000 (2000 - $30,000; 1999 - $30,000) in management fees  to  a  company  controlled  by  directors  of  the  Company.

     b)   Paid  or accrued $7,500 (2000 - $30,000; 1999 - $30,000) in consulting fees  to  a  significant  shareholder  of  the  Company.

     These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INSIDE  HOLDINGS  INC.
(FORMERLY  COAST  FALCON  RESOURCES  LTD.)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)
APRIL  30,  2001
================================================================================

8.   COMMITMENT

     The Company entered into a Management Agreement dated August 1, 2000 with a director of the Company, whereby the Company shall pay management fees of $2,500 per month for a period of one year.


9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     NEW  UNITED  STATES  ACCOUNTING  STANDARDS

     Accounting  for  derivative  instruments  and  hedging  activities

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued SFAS No. 138, which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of these statements will have a significant impact on its financial statements.

     Comprehensive  income

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the years ended April 30, 2001, 2000 and 1999, there were no other items of comprehensive income.

ITEM  19.  EXHIBITS

The  following  exhibits to this Annual Report are attached by reference to Item
19. "EXHIBITS" of the Company's Registration Statement on Form 20-F dated March 23, 2001.

1.1* Amalgamation Agreement dated February 26, 1992 between McConnell-Peel Resources Ltd. and Sheba Copper Mines Limited

1.2* Amendment to the Memorandum dated September 11, 2000 changing the Company's name, consolidating, subdividing and increasing its authorized capital.

1.3*     Certificate  of  Change  of  Name  dated  September  11,  2000.

1.4*     The  Articles  of  Continuance  of  the  Company dated October 6, 2000.

1.5*     Bylaws  of  the  Company

1.6*     Certificate  of  Continuance  dated  October  6,  2000.

2.1*     Specimen  Share  Certificate.

4.1* Assignment and Settlement Agreement dated July 31, 2000 between the Company, Vernon Meyer, WMC Equities Inc., Petersen Management Inc. and Pemcorp Management Inc.

4.2* Settlement Agreement dated July 31, 2000 between the Company and Pemcorp Management Inc.

4.3* Asset Purchase Agreement dated May 1, 2000 between 596319 B.C. Ltd. and the Company.

4.4* Management Agreement dated August 1, 2000 between the Company and Pemcorp Management Inc.

* These exhibits were previously filed with the SEC on March 23, 2001, as exhibits to the Company's registration statement on Form 20-F, as amended, and are incorporated herein by reference.

                                   SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


     INSIDE  HOLDINGS  INC.



By:       /s/  Leonard  Petersen
        -------------------------
Name:   Leonard  Petersen
Title:  President  &  Director

Dated:    September 20, 2001
      ---------------------------