Form 20-F
period 2002-04-30
INSIDE HOLDINGS INC
filed 2002-08-23
CIK 1135443

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

                  For the fiscal year ended April 30, 2002, or

[   ]  TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR 15(d)  OF THE SECURITIES
       EXCHANGE  ACT  OF  1934

          For the transition period from _______________to________________

                         COMMISSION FILE NO.   0-32411
                         -----------------------------

                              INSIDE HOLDINGS INC.
                              --------------------
             (Exact name of Registrant as specified in its charter)

                             Yukon Territory, Canada
                             -----------------------
                  (Jurisdiction of incorporation organization)

        Suite 880, 609 Granville Street, Vancouver, B.C. Canada, V7Y 1G5
        -----------------------------------------------------------------
                     (Address of principal executive office)

                                 (604) 685-5535
                                 --------------
              (Registrant's telephone number, including area code)

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

  As at April 30, 2002 the Company had 9,735,300 issued shares of common stock.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [X] Item 18 [ ]

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

Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertain-ties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements. The Company does not intend or assume any obligation to update these forward-looking statements.

ACCOUNTING  PRINCIPLES

The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounted principles. As noted in the Company's financial statements, there are no adjustments required to conform the Company's financial statements to accounting principles accepted in the United States of America ("US") and the rules and regulations of the Securities and Exchange Commission.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS . . . . 5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . . . . 5

ITEM 3. KEY INFORMATION . . . . . . . . . . . . . . . . . . . . . . . 5

ITEM 4. INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . . . . 9

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . . . .13

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES. . . . . . . . . .16

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . . . .19

ITEM 8. FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . .21

ITEM 9. THE OFFER AND LISTING . . . . . . . . . . . . . . . . . . . .22

ITEM 10. ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . .23

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK . . . . . . . . . . . . . . . . . . . . . . . . . .25

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . .25

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. . . . . . .26

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .26

ITEM 17. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . .26

ITEM 18. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . .26

ITEM 19. EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . .26

                                     PART I

ITEM  1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors

Not Applicable

SENIOR MANAGEMENT

Not Applicable

ADVISERS

Not Applicable

ITEM  2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not  Applicable

ITEM  3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

FOREIGN CURRENCY TRANSLATION

Unless otherwise indicated,  all monetary  amounts  referred  to in this  Annual
Report  are in  Canadian  dollars.   At  July 31,  2002  one US  dollar  equaled
approximately Canadian $1.5829.

The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar over a period of the last six months ending July 31, 2002.

                  Month            Average       Low/High     Month End
                  -----            -------       --------     ---------
                  February 2002     1.5960     1.5868/1.6124     1.6020
                  March 2002        1.5867     1.5740/1.6025     1.5942
                  April 2002        1.5813     1.5608/1.6025     1.5685
                  May 2002          1.5495     1.5260/1.5725     1.5280
                  June 2002         1.5310     1.5028/1.5523     1.5162
                  July 2002         1.5464     1.5111/1.5965     1.5829

The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar during the Company's past five fiscal years.

                  Year   Average   Low/High        April 30
                  ----   -------   --------        --------
                  2002   1.5684   1.5508/1.5840    1.5685
                  2001   1.5575   1.5336/1.5789    1.5366
                  2000   1.4694   1.4353/1.5127    1.4772
                  1999   1.5080   1.4310/1.5795    1.4543
                  1998   1.4052   1.3663/1.4651    1.4291

The following represents selected financial data for the Company for each of the past five fiscal years ending April 30, prepared in accordance with generally accepted accounting principles in the United States.

All financial  amounts are expressed in Canadian dollars unless otherwise noted.

Exchange rate information is presented in section A above entitled "SELECTED FINANCIAL DATA".

                           2002        2001        2000        1999       1998
--------------------------------------------------------------------------------

Revenues             $    -      $    -      $     -      $     -      $    -
Net loss               (68,375)    (92,614)    (187,526)     (94,464)    119,625
Total assets           226,505      27,621          299      108,865     153,649
Total liabilities        7,843      77,969      163,546       84,586      34,906
Shareholders' equity   218,662     (50,348)    (163,247)      24,279     118,743
Capital stock        3,706,079   3,368,694    3,163,181    3,163,181   3,163,181
Common shares
outstanding   (1)    9,735,300   4,637,609      500,487      500,487     501,139
Net loss per share      (0.01)      (0.02)       (0.38)       (0.19)      (0.26)
Cash dividends            -           -            -            -           -

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

LIQUIDITY AND CAPITAL RESOURCES.

As at April 30, 2002, total cash was $226,289; current assets exceeded current liabilities by $218,662; and total assets exceeded total liabilities by $218,662. The Company is currently able to satisfy projected working capital requirements as it continues to assess potential acquisitions, however funds are not sufficient to acquire and fund a new operating business.

The Company is presently examining new business opportunities and has entered into a letter of intent dated May 22, 2002 and amended on July 12, 2002
(collectively "the Letter of Intent") with SHEP Limited ("SHEP"), Ifield Technology Limited ("Ifield"), EuroCapital Markets Ltd. ("Euro") and Marshalsea Hydraulics Limited Executive Pension Scheme ("Marshalsea") for the acquisition of all of the shares of SHEP. Under the terms of the Letter of Intent, the Company would be required to raise an immediate US$500,000 as a condition of closing the acquisition, and a best efforts attempt at raising a further US$1 million as working capital for the new business. The acquisition of the new business is dependant on the Company's ability to secure additional funding through public or private sales of securities, including equity securities of the Company, and is subject to a number of conditions including due diligence. There is no assurance that the Company will be able to secure the necessary capital on terms acceptable to the Company or on any terms.

Further, even if the acquisition is completed, there is no assurance that the Company will profit from the new business as the new business is a development stage company with unproven technology in commercial applications. There is no assurance that the Company will be able to fund operations to successful commercialization of The SHEP Technology. If the Company does not complete the acquisition of the SHEP business, there is no assurance that the Company will be able to identify a suitable business or target for acquisition in a share for share exchange, or that the Company will have sufficient funds to continue to search for suitable acquisition target.


NO ASSURANCES THE COMPANY WILL CONCLUDE ITS LETTER OF INTENT WITH SHEP

On May 22, 2002, the Company entered into a letter of intent to acquire in a share for share exchange, all of the shares of SHEP. On July 12th, the letter of intent was amended and the closing date was established as no later than August 28, 2002. The Company may not complete the acquisition and the Company is unable to provide assurance that it will meet the many conditions of the Letter of Intent, including but not limited to the following list of requirements:
- the Company may not be able to raise the required US$500,000 financing required by SHEP prior the closing of the acquisition;
- the Company may be unable to receive adequate due diligence assurances from SHEP that it has met its material obligations and representations and warranties under the terms of the Letter of Intent;
- the Company may not be able to conclude the Letter of Intent prior to the deadline for closing the acquisition of SHEP; and
- the Company may not be able to negotiate and settle terms of a "Definitive Agreement" as required by the Letter of Intent.


NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.
The Company has entered into a Letter of Intent to acquire the business of SHEP. SHEP designs, develops and seeks to license its proprietary Stored Hydraulic Energy Propulsion technology ("The SHEP Technology") for use in the global automotive transportation sector. SHEP is to acquire the patented Ifield pump technology contemporaneously with the closing of SHEP by the Company. Regenerat-ed stored hydraulic energy is being assessed for commercialization by the automotive industry. Ford has developed its own system which is branded as Hydraulic Launch Assist ("HLA"). SHEP/Ifield components form a part of Ford's HLA system.

SHEP seeks to enhance shareholder value and maximize income from its patented technology and pumps/motors by licensing product to Tier 1 automotive suppliers for high volume applications and by supplying and / or licensing The SHEP Technology to automotive industry manufacturing specialists, such as chassis builders and other strategic partners and suppliers. SHEP also plans to develop further intellectual property, and generate royalty income directly and through additional co-development partnerships. As SHEP is currently in a development stage and has not commercialized its technology, there is also no assurance that the Company will generate revenues and be profitable in the future, or that profitability, if achieved, will be sustained even if the acquisition of SHEP is completed.

SIGNIFICANT FUTURE CAPITAL NEEDS. The Company requires significant additional capital to finance the implementation of the SHEP business plans and strategies. The Company must provide US$500,000 of funding as a condition of the Letter of Intent to acquire the SHEP business, and a further US$1 million on a best efforts basis. In addition, the Company anticipates that funding beyond US$1,500,000 will be required to support the needs of SHEP and for other purposes. There is no assurance that further funding will be available to the Company on acceptable terms, or at all, to meet its future capital requirements.

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

EXCHANGE RATE FLUCTUATIONS. The Company business is operated from its head office in Vancouver, Canada. Accordingly, most of its costs and assets are in Canadian dollars. Any significant increase or decrease in the value of the Canadian dollar compared to the US dollar would have a significant impact on the financial position of the Company. Similar exchange rate risks will arise should the Company's business expand into other markets and its business involves other currencies. The Company does not engage in any foreign currency hedging activities.

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


MARKET RISK. The Company's common shares presently trade on the National Association of Securities Dealers ("NASD") Over The Counter ("OTC") securities market. There is presently a very limited market for the Company's common shares. There is no assurance that a liquid market for the common shares of the Company will ever develop in the United States or elsewhere, or that if such a market does develop that it will continue; or that the trading price of the shares will not be subject to significant price fluctuations. Accordingly, an investment in common shares of the Company should only be considered by those investors who do not require liquidity and can afford to suffer a total loss of their investment. An investor should consult with professional advisers before making such an investment.

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

The  Company's  Head  Office  is  located  at  Suite 880, 609 Granville Street,
Vancouver, BC, Canada,  V7Y 1G5.   The Company's registered records  office  is
located at Suite 308, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

The Predecessor Companies were engaged in the exploration, development and exploitation of mineral resource properties in Canada, without commercial success. Each of the Predecessor Companies ceased all such activities and abandoned their respective resource property interests prior to the formation of the Company by way of merger. The balance sheets of the Predecessor Companies were carried over at historical cost.

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

The Company entered into an agreement, dated May 1, 2000, to purchase the principal assets comprising the "Inside.com" business and thereupon commenced a new Internet-based developmental stage undertaking referred to as "Inside.com". The Company's proposed business had no prior history of operations and it was subsequently concluded by the Board of Directors that Inside.com could not be financed and therefore the business would not be pursued.

During  the  Company's  fiscal  year  ended  April  30,  2000  it   completed  a
reorganization, which was approved by shareholders of the Company at a general meeting of shareholders held in Vancouver, Canada on September 6, 2000, to better position the Company to carry on its Inside.com business. The reorganization included the following steps:

   (1) a new Board of Directors of the Company was appointed by shareholders and new management was established by the Board of Directors;

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

   (7) the Company registered its common shares pursuant to Section 12(g) of the Securities act of 1933 in order to qualify them for trading in the United States secondary market.

On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company, with the intention of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand. The success of the Company's plan of operations was dependant upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital.

The Company was not able to secure satisfactory agreements with prospective Network affiliates or the necessary capital to materially progress its Inside.com plans. Present market conditions remain such that internet based companies are, in general, experiencing difficulty attracting any of the necessary resources to carry out their business plans. In January 2002 the Board of Directors of the Company made a determination to abandon the Inside.com business as a consequence of these circumstances. $160,989 was invested in developing the operations of the Inside.com business.

The Board of Directors chose not to renew the registration of its domain names and determined to seek new lines of business, which may also be highly speculative in nature. There can be no assurance that the Company will successfully identify and secure an agreement to acquire or merge with a new business on terms acceptable to the Company or on any terms.

In May 2002, the Company entered into a Letter of Intent with the SHEP group of companies. See the "SUMMARY OF SHEP TERMS AND CONDITIONS" below.

SUMMARY OF SHEP TERMS AND CONDITIONS

The Company, on May 22, 2002, entered into a letter of intent to acquire the shares of SHEP LIMITED contingent on the completion of SHEP's acquisition of several intellectual property and inventory assets from a related company, Ifield. On July 12, 2002 the letter of intent was amended. The summary of the terms and conditions of the letter of intent and its amendment is as follows:

   (1) Inside wishes to purchase all of the issued and outstanding SHEP shares (the "SHEP Shares") from Ifield, Euro and Marshalsea (collective-ly, the "SHEP Shareholders"), subject to the most favorable resolution of relevant taxation, corporate and securities law issues (the
       "Acquisition");

   (2) As consideration for the purchase of the SHEP Shares, at the closing Inside will issue to the SHEP Shareholders 10.6 million common share in the capital of Inside for 10.6 million issued SHEP Shares (100% of the issued and outstanding SHEP Shares);

   (3) The deemed issue price of each Inside common share shall be $ 0.50 per share;

   (4) On or before the closing date, Inside will have raised a minimum of US$500,000, all or part of which may be loaned to SHEP on or prior to closing, such loan(s) may be secured by the assets and intellectual property of SHEP pursuant to documentation satisfactory to Inside;

   (5) Inside will use its best efforts to raise an additional US$1,000,000 as soon as practicable after the closing;

   (6) The working capital deficiency (including the loan(s)) of SHEP and the working capital deficiency of SHEP's subsidiaries, are not to exceed US$275,000; and

   (7)   The  parties  will   be   permitted  to  complete  the  due   diligence
         investigations of each other in connection with the transaction contemplated hereunder.

Under the terms of the proposed transaction, it is anticipated that the management of SHEP will assume senior executive positions within the Company and will be represented on the board of directors. The closing of the proposed acquisition will be scheduled at the earliest appropriate date but not later than August 28, 2002, subject to certain terms and conditions.

There is no assurance  this acquisition  will be completed.   If the acquisition
does not complete, the Company will resume its search for an acquisition target.

The business of SHEP is described below as item 4.B under the heading "Business Overview".

B.  BUSINESS OVERVIEW

GENERAL

The Company has discontinued its Inside.com developmental stage business and is attempting to acquire a suitable replacement business. The Company presently has no operating business activities other than reviewing potential businesses to acquire. The Company has entered into a Letter of Intent to acquire, on a share for share exchange basis, 100% of the outstanding common shares of SHEP.

SHEP is a corporation based in the British Isles with subsidiary companies in the United States. SHEP designs, develops and seeks to license The SHEP Technology for use in the global automotive transportation sector. The SHEP system improves fuel economy and vehicle performance by capturing kinetic energy generated from braking, storing the energy and then utilizing the energy on demand during subsequent acceleration. The SHEP Technology is considered to be an efficient method for recovering energy that is hydraulically stored during the braking process of a SHEP technology equipped vehicle. The optimal use of The SHEP Technology is in high-density city traffic where braking and accelera-tion cycles are frequent - accordingly, buses, trucks, taxis and subway systems are preferred applications.

Prior to Inside acquiring SHEP, SHEP is to acquire patented Ifield pump technology. Regenerated stored hydraulic energy is being assessed for commercialization by the automotive industry. Ford Motor Company ("Ford") is developing its own system which is branded as Hydraulic Launch Assist ("HLA"). SHEP/Ifield components form a part of Ford's HLA system.

SHEP seeks to enhance shareholder value and maximize income from its patented technology and pumps/motors by licensing product to Tier 1 automotive suppliers for high volume applications and by supplying and / or licensing The SHEP Technology to automotive industry manufacturing specialists, such as chassis builders and other strategic partners and suppliers. The Company will also seek to develop further intellectual property, and generate royalty income directly and through additional co-development partnerships

Status of Development of The SHEP Technology - SHEP has developed prototype components and incorporated them into a test vehicle. Independent testing has proven The SHEP Technology reduces fuel consumption by up to 38% for inner city driving (and exhaust pollution by a larger percentage).

Steps to be taken to commercialize The SHEP Technology - Further development is required I order to mass produce The SHEP Technology for Tier One automotive suppliers for automotive and other applications. Commercialisation of The SHEP Technology will require working with strategic chassis manufacturing partners such as Ford to gain product awareness and acceptance by the vehicle industry at large.

Projected cost to complete or commence commercialization - the financial budget for the 12 months following the acquisition of SHEP, to continue the development of The SHEP Technology totals US$1,000,000, set out as follows:

                                           Estimated Costs
                                            -------------
           Overhead costs including wages   US$   400,000
           Capital items                    US$   200,000
           Working capital requirement      US$   400,000
                                            -------------
             TOTAL for 12 months            US$ 1,000,000
                                            =============


However, further development will require significantly more funds, the amount of which is not presently determinable to optimize The SHEP Technology for commercial use.

There is no assurance that the Company will secure the necessary capital to effectively implement any new business strategies or be able to attract and conclude any business acquisitions with its current cash resources. Financial budgets are estimates which are subject to variations and the variations may be material.


BUSINESS STRATEGIES

The Company presently is reviewing business strategies as it attempts to acquire an operating business. The Company's present strategy is to acquire a develop-ment stage operating business on a share for share exchange basis, subject to due diligence and financing. If the Company fails in its attempts to acquire a business, then additional funding will be sought in order to continue searching for a suitable acquisition target.


PLAN OF OPERATION

The Company is attempting to acquire SHEP, an operating development stage business. If the Company achieves its objective of acquiring a business, its plan of operations will become the plan of operations of the business it acquires.

The SHEP acquisition, if completed, would be considered a Reverse Takeover. The plan of operation if the acquisition of SHEP is completed, would become the SHEP plan of operation - namely to commercialize The SHEP Technology. The estimated cost to be spent over the next twelve months in pursuing, commercializing and developing The SHEP Technology is estimated by SHEP management to be a minimum of US$1.0 million.

The plan of  operation of SHEP,  if  the acquisition  completes,  is  subject to
financing.    There is no assurance that financing will complete,  and that  the plan of operation will be achieved.

In the event the acquisition of SHEP does not complete, management will seek to identify business opportunities. The Company plans to research, identify and secure conditional agreements with an acquisition target, either SHEP or another suitable target. These acquisition targets may be development stage companies, in which case the Company expects to negotiate an acquisition of 100% of the outstanding shares of the acquisition target in return for a suitable number of shares of the Company. The acquisition may or may not be a reverse-takeover, depending on the final terms of any completed acquisition.

Management of the Company anticipates seeking out prospective equity investors via private placement to provide capital for the future operating requirements of any successfully acquired target Company. No estimate can be made as to the number of persons who will be contacted or solicited.

The Company has no full-time employees to implement its plans. The Directors Have agreed to allocate a portion of their time to the activities of the Company, however, it is expected that conflicts of interest will arise with respect to the limited time commitment by management. As a consequence, the Company intends to pursue new sources of capital and, if successful in securing such capital, anticipates hiring one or more full time persons or engaging the services of outside professionals to work with management to further develop the plan of operation of any new business acquired. The amount of new capital, its intended use, and the terms under which it may be made available are subject to future negotiations and therefore are not presently determinable. If the present Letter of Intent with SHEP becomes a definitive agreement then the Company would be required to raise a US$500,000 financing immediately, followed by a further US$1 million on a best efforts basis.

The common shares of the Company are listed for trading on the OTC Bulletin Board in the United States. They trade under the symbol "IHLGF". There is, however, no assurance that a market for the Company's shares will develop, or if a market develops that it will continue.

COMPETITION

Not applicable.

C. ORGANIZATIONAL STRUCTURE

The Company is not majority owned or controlled by any single investor. The Company has no subsidiaries although it has entered into a Letter of Intent which, if concluded, would result in the Company acquiring SHEP as a wholly owned subsidiary of the Company, resident in the Isle of Man, with subsidiaries in the states of Maine and Delaware in the US.


D. PROPERTY, PLANT AND EQUIPMENT

The Company owns no property, plant or equipment, or facilities.    The  Company
currently utilizes shared office space in a commercial building located in Vancouver, British Columbia, Canada.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and operating results of the Company for the three fiscal years ended April 30, 2002, 2001 and 2000 and should be read in conjunction with the financial statements and related notes attached hereto. (See Item 17 - Financial Statements.)

The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, without requiring material adjustments, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission. (See Note 10 to the Financial Statements as presented in Item 17.)

The Company has received no revenues and has had no active business operations in any of its last three fiscal years. In the past, the Company has acquired necessary capital through the limited issuance of its common shares, increasing indebtedness and through advances from related parties. There is no assurance that these sources will continue to be available in the future.

Effective November 30, 2001 the Company terminated without penalty the management agreement made by and between the Company and Pemcorp Management Inc. ("Pemcorp"), a management services Company controlled by two former directors of the Company.

Commencing in December, 2001, the Company discontinued its previous Inside.com development stage business plan, began the elimination of associated liabili-ties, and began considering new lines of business. The Company on May 22, 2002, entered into a letter of intent with SHEP, and further entered into an amended letter of intent on July 12, 2002, which entertains the acquisition of SHEP and related Ifield assets on or before August 28, 2002, subject to terms and condi-tions listed in the Letter of Intent. See Item 4. - "Information on the Company".


A. OPERATING RESULTS

Year ended April 30, 2002 Compared to Year ended April 30, 2001

The Company's expenses are primarily administrative in nature and include, professional fees, management fees and transfer agent expenses. There is no material change in the nature and amount of these expenses incurred in compara-tive periods, except that effective November 30, 2001 the Company was no longer contractually obligated to pay management fees to Pemcorp.

During the year, the Board of Directors chose to discontinue its current business plans. As a consequence, the Company included in amortization expense for the period the net book value of its intellectual properties, which represent the unamortized cost of its 400 registered internet domains.

The Company's net loss for 2002 was $68,375 compared to a net loss in 2001 of $92,614. The primary reason for the decrease in the Company's net loss from 2002 to 2001 was the termination of the Pemcorp management agreement (the "Pemcorp Management Agreement") effective November 30, 2001.

Administrative expenses, also included in the determination of the Company's net loss in each year, decreased from $92,614 in 2001 to $68,375 in 2002, primarily because of a reduction of management fees associated with the Pemcorp Management Agreement from $30,000 in 2001 to $17,500 in 2002. The Company also reduced its consulting and office and general expenses significantly due to the decision to discontinue its Inside.com business plan during the year.

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

Administrative expenses, also included in the determination of the Company's net loss in each year, decreased from $94,464 in 1999 to $82,653 in 2000, primarily because of reduced professional and transfer agent fees. Management and consult-ing fees of $60,000 in the aggregate made up the majority of these administra-tive expenses in each year.

B. LIQUIDITY AND CAPITAL RESOURCES

As at April 30, 2002, total cash was $226,289, current assets exceeded current liabilities by $218,662, and total assets exceeded total liabilities by $218,662. There are no amounts due to related parties at April 30, 2002.

The Company in January and February of 2002 reduced its liabilities by the amount of $102,385 by issuing 2,047,700 common shares, and raised a further $232,500 ($US150,000) in liquid assets by issuing a further 3 million shares.

At the prior year end, as at April 30, 2001, total cash was $6,940, current liabilities exceeded current assets by $70,348, and total liabilities exceeded total assets by $50,348. Included in current and total liabilities was $64,075 due to related parties.

The Company has no planned capital expenditures at this time, however, the Company has entered into a Letter of Intent to acquire the shareholders of SHEP which, if completed, would result in the Company acquiring a new business in a transaction that would be considered a Reverse Takeover.

During fiscal years 2000 and 2001, the Company derived most of its operating capital from increasing indebtedness. As at April 30, 2000, current assets were $299, compared to $3,292 at April 30, 1999. Current liabilities were $163,546 at April 30, 2000 compared to $84,586 at April 30, 1999. The increase in the Company's working capital deficit over the period was primarily the result of continuing operating losses. In October 2000, the Company issued 3,500,000 common shares in full settlement and satisfaction of a majority of its current liabilities at that time.

The Company's current working capital is sufficient to meet its business objectives of locating a new business line to acquire, but is insufficient to meet the working capital requirements related to the new business line proposed to be acquired in the SHEP Letter of Intent. The Company's ability to satisfy projected working capital requirements is dependant upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company. There is no assurance that the Company will be able to secure the necessary capital on terms acceptable to the Company or on any terms. The Board of Directors have sufficient funds to pay costs associated with this Annual Report and subsequent regulatory filings over the next twelve months while it attempts to acquire new business lines, but will require additional capital to fund the operations of any new business line, including the proposed SHEP business or any other business.

C.  RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES

Not  applicable

D.  TREND  INFORMATION

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

None of the directors or officers of the Company are related and there were are no arrangements or understandings between any director or officer of the Company and any other person pursuant to which he was selected as a director or officer.

The following are the names, ages and place of residence of the directors and executive officers of the Company and their respective positions with the Company and their principal occupations during the past five years.

Kevin Winter is a  director,  President  and  Chief  Executive  Officer  of  the
Company, and has held these positions since January 3, 2002.    Mr. Winter is an
investment advisor (retired) and is a resident of Nassau, Bahamas.

Richard King is  a  director  of the Company  and has held  this  position since
February 28, 2002.   Mr. King  is  a  wine  merchant with  Cosmopolitan  Spirits
(Bermuda) and is a resident of Somerset, Bermuda.

Eric Collins is a  director of the  Company and has  held  this  position  since
February 28, 2002.   Mr. Collins  is  an  energy  consultant  with  Besco Energy
Services Co. (Bermuda) and is a resident of Pembroke, Bermuda.

Malcolm Burke, age 60 is a businessman who resides in West Vancouver, Canada. Mr. Burke founded Primary Capital Corp. in 1980 to specialize in investments, acquisition and finance of promising companies including companies in the natural resource, oil and gas, aquaculture and technology fields. Mr. Burke is a director of the Company, having been appointed at the August 12, 2002 annual general meeting. Mr. Burke is presently a director of Upgrade Technologies Inc., (OTC Bulletin Board), president and director of JPY Holdings Ltd. (TSX Venture Exchange) and director of Genesis II Enterprises Ltd. (TSX Venture Exchange).

Tracy A. Moore, age 49, is a qualified (Canadian) Chartered Accountant who resides in West Vancouver, Canada. Mr. Moore is a director and the corporate secretary of the Company, having been appointed at the August 12, 2002 annual general meeting. In 1990, he founded and continues to serve as president of MCSI Consulting Group, a Vancouver, BC-based firm specializing in corporate finance matters, strategic planning and business planning services. Mr. Moore has held a number of directorship roles with publicly traded companies over the past five years including with Avance Venture Corp. (October 2000 to May 2002), King Communications International Limited. (June to December 2000 and April 1996 to March 1999) and Illusion Systems Inc. (September 2000 to present).

Betty Anne Loy, age 45 is a corporate administrator who resides in Vancouver, Canada. Ms. Loy is a director of the Company, having been appointed at the August 12, 2002 annual general meeting. She has been associated with Primary Ventures Corp. since 1986. Ms. Loy has more than twelve years experience in corporate administration of Canadian and US public companies including responsi-bility for statutory compliance and regulatory filings and manages all aspects of corporate and shareholder communications. Ms. Loy assists the Company in filing various press releases, and statutory filings.


B. COMPENSATION

During the year ended April 30, 2002 no cash or non-cash compensation was paid directly or distributed to any officer or director in their capacity as officer or director of the Company.

The  Company  paid  or  accrued  $17,500  (2001 - $30,000;  2000 - $30,000)  in management fees to Pemcorp, a company controlled by former directors of the Company. The Pemcorp management agreement (the "Pemcorp Management Agreement") was terminated on November 30, 2001 and no further payment has been made or accrued, or is planned to be made or accrued to Pemcorp.

No cash or non-cash compensation was paid or distributed to any officer or director of the Company during the last three fiscal years under any pension, stock option or other plans and no plan exists for such payments or distribu-tions during the next fiscal year.

No monies were set aside or accrued by the Company during the last three fiscal years and no plan presently exists to provide pension, retirement or similar benefits for directors or officers of the Company.

Presently, there are no standard or other formal arrangements under which directors or officers of the Company will be compensated directly for their services in their capacity as directors or officers, except that they are each entitled to be reimbursed for their out-of-pocket expenses. The Company was party to a management agreement with Pemcorp (See Exhibit 4.4 of the Company's Registration Statement on Form 20-F, as amended, filed with the SEC on March 23,
2001), which was controlled by two former directors of the Company. The Pemcorp Management Agreement was terminated with the consent of Pemcorp effective November 30, 2002.

The Company has no compensatory plan or arrangement to compensate directors or officers of the Company in the event of their termination or following a change in control of the Company.

C. BOARD PRACTICES

The Company's directors are normally elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. The current Board of Directors was appointed effective at the annual general meetings held on August 12, 2002.

The Chief Executive Officer and the Secretary positions of the Company were appointed to Kevin Winter and Tracy A. Moore, respectively, on April 12, 2002. They hold these respective offices at the discretion of the Board of Directors.

The Company does not presently have a compensation committee and has not yet appointed an audit committee.

There are no director service contracts that provide for benefits upon termination of service.


D. EMPLOYEES

The Company has no full or part time employees, except for senior management and the Board of Directors.


E. SHARE OWNERSHIP

As of July 11, 2002, the present directors and senior management of the Company, as a group own, directly or indirectly a total of 7,047,700 shares representing approximately 72.4% of the issued and outstanding common shares, as follows:

                                                    PERCENT
        TITLE                                       OWNED
        OF CLASS  IDENTITY OF PERSON     AMOUNT     OF CLASS (4)

        Common    Kevin Winter        3,722,700     (1) 38.2%
        Common    Eric Collins        1,825,000     (2) 18.7%
        Common    Richard King        1,500,000     (3) 15.4%
        Common    Malcolm Burke          -
        Common    Tracy Moore            -
        Common    Betty Anne Loy         -

  Percentages Based on
  Total Common Shares Outstanding     9,735,300        100.0%


(1) Shares are held indirectly through Gateway Research Management Group Ltd., a private company, the shares of which are controlled by Kevin Winter.

(2) Shares are held indirectly through Consensus Investments Ltd., a private company, the shares of which are controlled by Eric Collins.

(3) Shares are held indirectly through Nottinghill Resources Limited., a private company, the shares of which are controlled by Richard King.

(4)  Based on 9,735,300 shares issued and outstanding as of July 31, 2002.

All common shares of the Company have equal voting rights.

There are no outstanding options or warrants to purchase securities from the Company and no present arrangements to grant options to any director, officer or employee of the Company. There are also no compensation plans or arrangements for any of the directors or officers of the company at the present time.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

To the best of the Company's knowledge, it is not indirectly owned or controlled by any other corporation, except as disclosed below, or foreign government.

As of July 9, 2002, there are no persons or groups known to the Company to be the owners of more than 5% of the Company's issued and outstanding shares except as disclosed below.

                                                      PERCENT
         TITLE                                         OWNED
        OF CLASS  IDENTITY OF PERSON     AMOUNT     OF CLASS (4)

        Common    Kevin Winter         3,722,700     (1) 38.2%
        Common    Eric Collins         1,825,000     (2) 18.7%
        Common    Richard King         1,500,000     (3) 15.4%

  Total Common Shares Outstanding      9,735,300        100.0%


(1) Shares are held indirectly through Gateway Research Management Group Ltd., a private company, the shares of which are controlled by Kevin Winter.

(2) Shares are held indirectly through Consensus Investments Ltd., a private company, the shares of which are controlled by Eric Collins.

(3) Shares are held indirectly through Nottinghill Resources Limited., a private company, the shares of which are controlled by Richard King.

(4)  Based on 9,735,300 shares issued and outstanding as of July 9, 2002.

As of July 9, 2002, there were a total of 134 holders of record of the Company's common shares and a total of 9,735,300 common shares were outstanding. Approxi-mately 156,000 common shares, or 1.6% of the Company's total common shares issued, were held by 27 persons residing in the United States. T hese numbers do not include any possible shareholders who are not registered and those holding shares in street name.

None of the above persons have different voting rights from  other  shareholders
of the Company.   All of the common shares of  the  Company  have  equal  voting rights.

The proposed acquisition of SHEP, if completed, would involve the issue of 10.6 million shares of common stock from treasury to be exchanged for 100% of the outstanding shares of SHEP, and would have the impact of passing control of the Company to the owners of the shares of SHEP. The effect of the transaction would be a reverse takeover of the Company by the SHEP shareholders.


B. RELATED PARTY TRANSACTIONS

PEMCORP DEBT SETTLEMENT AGREEMENT

In January 2002, the Company settled $102,385 (US$66,500) of Company debts with an assignment and settlement agreement with Gateway Management Group Ltd. (a private company controlled by Kevin Winter, the President, CEO and director of the Company) (the "Pemcorp Assignment and Debt Settlement Agreement"), in return for 2,047,700 common shares of the Company being issued to Gateway Research Management Group Ltd.

During the year the Company issued 2,047,700 common shares to settle $102,385 in debts owing or assigned to Pemcorp. The debt settlement resulted in 2,047,700 common shares being issued from treasury to Gateway Research Management Group Ltd. and $102,385 in cash paid to Pemcorp for settlement of amounts owing or assigned to Pemcorp. Pemcorp is a company controlled by former directors of the Company. Aside from the debt settlement and the issuance of the associated 2,047,700 shares to Gateway Research Management Group Ltd. ("Gateway") and the acquisitions by Gateway, Consensus Investments Ltd. and Nottinghill Resources Limited of the above shares of the Company in the current year, there have been no other significant changes in the ownership of the Company over the past three years associated with the aforementioned shareholders.

Pemcorp owned 2,639,200 common shares of the Company at April 30, 2001. As at April 30, 2002 Pemcorp had sold all of its common shares. The decrease was the result of private sales of 2,500,000 common shares to non-US persons during the year, 1,675,000 shares of which was sold in a private transaction by Pemcorp to Gateway Research Management Group, a private company controlled by Kevin Winter, a director of the Company.

The Company paid or accrued consulting fees of $17,500 in the year ended April 30, 2002, and $30,000 in the 2001 and 2000 fiscal years ended April 30 to Pemcorp in connection with researching, identifying and negotiating with prospective business acquisitions on behalf of the Company. Pemcorp is a private Canadian company which, at the time, was controlled by William D. McCartney and Mr. Leonard Petersen, both of whom became directors of the Company on September 6, 2000 and remained directors until February 28, 2002. The Company formalized its relationship with Pemcorp by way of written agreement made effective August 1, 2000, which provided for the payment of $2,500 per month for general management services to be provided by Messrs. McCartney and Petersen. The agreement was cancelled by the Company on November 30, 2001.

OTHER RELATED PARTY TRANSACTIONS

The Company has paid or accrued legal fees of $5,400 to Nexus Venture Capital ("Nexus") Lawyers for legal services rendered for the year ended April 30, 2002. The Company has paid or accrued legal fees of $6,878 to Nexus for legal services rendered for the year ended April 30, 2001. Nexus is a law firm controlled by Paul Visosky, who was Secretary of the Company for a period from September 6, 2000 to January 2, 2002.

The Company entered into an agreement, dated May 1, 2000, to purchase its Inside.com assets from a private company (the "Vendor") controlled by William D. McCartney, the late Leonard Petersen, Murray J. Oliver, and/or their respective spouses. Messrs. McCartney, Petersen and Oliver became directors of the Company on September 6, 2000. The purchase agreement was approved by shareholders of the Company. The purchase consideration, which approximated the Vendor's cost, consisted of a note in the amount of $40,000 payable without interest on the earlier of:

  (1) the date on which the Company is in receipt of proceeds totalling $40,000 from the sale, lease or license of any of the assets purchased;

  (2) the date on which the Company is in receipt of proceeds totalling $200,000 from the sale and issue of common shares; and

  (3)  June  30,  2001.

The Inside.com business plan was discontinued in January 2002 and the associated assets and liabilities were eliminated. The $40,000 note payable was settled through the issuance of 800,000 shares of common stock pursuant to a debt settlement with Pemcorp where a total of 2,047,700 shares were issued to Pemcorp to settle the debt owing or assigned to Pemcorp totalling $102,385.

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

On October 26, 2000, the Company also issued 450,000 common shares to four past directors and senior officers of the Company in connection with a private place-ment of 650,000 common shares to five Canadian resident investors.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable


ITEM 8. FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

The Company's audited financial statements for the three fiscal years ended April 30, 2002, 2001 and 2000 together with the auditors' report are included in this Annual Report under Item 17 and incorporated herein by reference. These financial statements were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission, as noted in the Company's financial statements. Please refer to Note 10 to the Financial Statements as presented in Item 17.

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

B. SIGNIFICANT CHANGES

On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "Inside.com" from a privately held company, with the intention of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand. The success of the Company's plan of operations was dependant upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital. The Company was not able to secure satis-factory agreements with prospective network affiliates or the necessary capital to materially progress its plans. Present market conditions remain such that internet based companies are, in general, experiencing difficulty in attracting necessary resources to carry out their business plans. As a consequence of these circumstances, the Board of Directors, at the time, chose not renew the regist-ration of its domain names and determined to seek new lines of business, which may also be highly speculative in nature. There can be no assurance that the Company will successfully identify and secure an agreement to acquire or merge with a new business on terms acceptable to the Company or on any terms.

Amortization expense for the year includes the previously unamortized cost of its 400 registered internet domain names to reflect the change in the Company's plan.

In January 2002, Gateway Research Management Group Ltd., of the Bahamas, purchased 1,675,000 common shares of the Company from an insider of the Company in a private transaction and 2,047,700 common shares from the Company in connection with an assignment and settlement of Company debts in the aggregate amount of $102,385. Kevin Winter, who became a director of the Company in January, 2002, is a director of Gateway. On February 28, 2002, Mr. William McCartney, Mr. Murray Oliver and Mr. Leonard Petersen resigned from the Board of Directors and Mr. Eric Collins and Mr. Richard King were appointed to the Board.

The Company terminated without penalty, effective November 30, 2001, the Management agreement made by and between the Company and Pemcorp. Pemcorp is a management services company controlled by two former directors of the Company.

At the August 12, 2002 annual general meeting, the three incumbent directors were re-elected to the board and three additional directors were also appointed.


ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

   4. DISCLOSURE REGARDING PRICE HISTORY OF INSIDE HOLDINGS INC. COMMON STOCK

FIVE MOST RECENT YEARS - ANNUAL HIGHS AND LOWS

                     LOW        HIGH
                    -----      -----
               1998  n/a         n/a
               1999  n/a         n/a
               2000  n/a         n/a
               2001  n/a         n/a
               2002  0.05        0.15

TWO MOST RECENT FULL FINANCIAL YEARS - QUARTERLY HIGHS AND LOWS

                                                LOW        HIGH
                                               -----      -----
         Quarter ended   July 31, 2000           n/a        n/a
         Quarter ended   October 30, 2000        n/a        n/a
         Quarter ended   January 31, 2001        n/a        n/a
         Quarter ended   April 30, 2001          n/a        n/a
         Quarter ended   July 31, 2001           n/a        n/a
         Quarter ended   October 31, 2001       0.05       0.10
         Quarter ended   January 31, 2002       0.10       0.10
         Quarter ended   April 30, 2002         0.10       0.15


MOST RECENT SIX MONTHS - MONTHLY HIGHS AND LOWS

                                                LOW        HIGH
                                               -----      -----
         Month ended   February 28, 2002        0.10       0.10
         Month ended   March 31, 2002           0.10       0.15
         Month ended   April 30, 2002           0.15       0.15
         Month ended   May 31, 2002             0.78       1.02
         Month ended   June 30, 2002            0.78       0.80
         Month ended   July 31, 2002            0.30       0.30


B. PLAN OF DISTRIBUTION

Not Applicable

C. MARKETS

The Company's common shares trade over the counter on the National Association of Securities Dealers ("NASD") OTC Bulletin Board ("OTC"), however, there is no assurance that a market for the common shares of the Company will ever develop in the United States or elsewhere and, if such a market does develop, that it will continue. The Company believes that having its common shares eligible to trade on the OTC enhance its ability to secure the requisite capital to carry out its business plans and strategies.

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


ITEM  10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable


B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required by this section has been included in the Company's previously filed registration statement on Form 20-F, as amended, which was filed with the SEC on March 23, 2001.


C.  MATERIAL CONTRACTS

On June 25, 2002, the Company entered into a letter of intent, which was amended on July 12, 2002, to acquire all of the issued and outstanding securities of SHEP, one wholly owned subsidiary (SHEP Technology Inc. - incorporated in Maine), SHEP Technologies Inc. (incorporated in Delaware) and certain Ifield assets. Under the terms of the Letter of Intent, the Company is to acquire all of SHEP's outstanding securities in exchange for 10,600,000 shares of common stock of Inside and will seek to raise US$1.5 million in gross proceeds to the Company through a private placement of its equity securities with a minimum of $500,000 prior to closing the transaction. These Agreements are summarized in
Item 4. A. under the sub-heading "SUMMARY OF SHEP TERMS AND CONDITIONS".

The Company paid or accrued consulting fees to Pemcorp in each of the last three fiscal years in connection with researching, identifying and negotiating with prospective business acquisitions on behalf of the Company. Pemcorp is a private Canadian company controlled by William D. McCartney and the late Leonard Petersen both of who became directors of the Company on September 6, 2000 and resigned as directors on February 28, 2002. The Company formalized its relation-ship with Pemcorp by way of written agreement made effective August 1, 2000, which provides for the payment of $2,500 per month for general management services to be provided by Messrs McCartney and Petersen. The agreement was subsequently cancelled by the Company effective November 30, 2001 with the consent of Pemcorp.

The Company entered into an agreement, dated May 1, 2000, to purchase its Inside.com Assets. The purchase consideration, which approximated the Vendor's cost, consisted of a note in the amount of $40,000 payable without interest on the earlier of:

   a.   the  date  on  which  the  Company  is in receipt of  proceeds totalling
        $40,000   from  the  sale,  lease  or  license  of  any  of  the  assets purchased;

   b. the date on which the Company is in receipt of proceeds totalling $200,000 from the sale and issue of common shares; and

   c.   June 30, 2001.

The Company concluded that it would be unable to secure the necessary capital to pursue the business of Inside.com and discontinued the business effective January 2002. Refer expressly to the summary of the Pemcorp Assignment and Debt Settlement Agreement in Item 7, under the heading "Pemcorp Debt Settlement Agreement".

The Vendor agreed to settle all amounts owing through the issuance of shares by the Company.


D.  EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's shares. Any such remittances, however, are subject to withholding tax.

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

E. TAXATION

TAXATION ON DIVIDENDS

Generally, cash dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent. However, pursuant to Article X[2] of the Canada-United States tax treaty, dividends paid to a resident, are only subject to a 15 percent withholding tax. Further, if the United states resident is a company which owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 5 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 10 percent withholding tax pursuant to
Article XI[2] of the Canada-United States tax treaty.

TAXATION ON CAPITAL GAINS

A non-resident purchaser who holds shares of the Company as capital property will not be subject to Canadian tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident purchaser if the non-resident purchaser used the shares in carrying on a business in Canada or if at any time during the five-year period immediately preceding the disposition not less than 25 percent of the issued shares of any class of the Company belonged to the particular purchaser, persons with whom the purchaser did not deal at arm's length or any combination thereof.

Holders of common shares of the Company should seek independent advice from their own professional tax advisors with respect to the Canadian Income Tax consequences arising from the holding of Common Shares of the Company.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

All documents concerning the Company, which are referred to in this Annual Report are available for inspection at the offices of MCSI Consulting Group:
Suite 880, 609 Granville Street, Vancouver, Canada, V7Y 1G5. Telephone 604-685-5535, Facsimile 604-685-6940.

I. SUBSIDIARY INFORMATION

Not Applicable - the Company presently has no subsidiaries.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

SFAS No. 133 is effective for the Company's fiscal year beginning May 1, 2000. Because the Company is not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None


                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

The Company's Financial Statements, Auditors' Reports, and Notes to the Financial Statements, which are required to be filed hereunder, are contained on pages 27 through 37 as follows: "Financial Statements" which include the following statements:

   (1)  Auditors' Report

   (2)  Balance Sheets as at April 30, 2002 and  April 30, 2001

   (3) Statements of Operations for the years ended April 30, 2002, 2001 and 2000 and Cumulative Amounts from May 1, 2000 to April 30, 2002.

   (4) Statements of Cash Flows for the years ended April 30, 2002, 2001 and 2000 and Cumulative Amounts from May 1, 2000 to April 30, 2002.

   (5) Statements of Shareholders' Equity for the years ended April 30, 2002, 2001 and 2000.

   (6)  Notes to the Financial Statements.

                            INSIDE HOLDINGS INC.

                           FINANCIAL STATEMENTS
                      (Expressed in Canadian Dollars)
                       (A Development Stage Company)


                            APRIL 30, 2002



DAVIDSON & COMPANY
Chartered Accountants               A Partnership of Incorporated Professionals

                          AUDITORS' REPORT

To the Shareholders of
Inside Holdings Inc.
(A Development Stage Company)

We have audited the balance sheets of Inside Holdings Inc. as at April 30, 2002 and 2001 and the statements of operations, cash flows and shareholders' equity for the years ended April 30, 2002, 2001 and 2000 and the period from the commencement of the development stage on May 1, 2000 to April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended April 30, 2002, 2001 and 2000 and the period from the commencement of the development stage on May 1, 2000 to April 30, 2002 in accordance with generally accepted accounting principles in Canada.

"DAVIDSON & COMPANY"

Vancouver, Canada
Chartered Accountants


May 6, 2002






COMMENTS BY AUDITORS FOR US READERS ON CANADA
- US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to shareholders dated May 6, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"
Chartered Accountants

Vancouver, Canada



May 6, 2002

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre,
Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

INSIDE HOLDINGS INC.
BALANCE SHEETS
(Expressed in Canadian Dollars)
(A Development Stage Company)
AS AT APRIL 30


                                                            2002        2001
ASSETS                                                        $           $

Current
  Cash                                                    226,289       6,940
  Receivable                                                  216         681
                                                         --------     -------
  Total current assets                                    226,505       7,621

Intellectual property (Note 3)                               -         20,000
                                                         --------    --------

Total assets                                              226,505      27,621
                                                        ---------    --------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
  Accounts payable and accrued liabilities                  7,843      13,894
  Due to related parties (Note 4)                            -         64,075
                                                         --------    --------

  Total current liabilities                                 7,843      77,969
                                                         --------    --------

Shareholders' equity (deficiency)
  Capital stock (Note 5)
    Authorized
      100,000,000 common shares, without par value
    Issued
      9,735,300 common shares
        (April 30, 2001 - 4,637,600)                   3,706,079    3,368,694
  Deficit accumulated during the development stage      (160,989)     (92,614)
  Deficit                                             (3,326,428)  (3,326,428)
                                                       ----------   ---------

  Total shareholders' equity (deficiency)                218,662      (50,348)
                                                       ---------     --------

Total liabilities and shareholders' equity               226,505       27,621
                                                      ----------     --------
Nature and continuance of operations (Note 1)

On behalf of the Board:


"Kevin Winter"  Director              "Eric Collins"  Director
Kevin Winter                           Eric Collins

The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(A Development Stage Company)



                                     Cumulative
                                       Amounts
                                      From the
                                    Commencement
                                   of Development
                                  Stage on May 1,
                                   2000 to Apr 30,     Year Ended April 30
                                       2002         2002      2001      2000
----------------------------------------------------------------------------
EXPENSES                                 $            $         $         $

  Amortization                        40,000     20,000     20,000        -
  Consulting                           7,500       -         7,500     30,000
  Listing and transfer agent fees     21,908      8,615     13,293      4,923
  Management fees                     47,500     17,500     30,000     30,000
  Office and general                   7,109        622      6,487      6,441
  Professional fees                   36,972     21,638     15,334     11,289
                                     ----------------------------------------

Loss before other item              (160,989)   (68,375)   (92,614)   (82,653)

OTHER ITEM
  Write-off of loan receivable          -           -         -      (104,873)
                                    ------------------------------------------


Loss for the year                   (160,989)   (68,375)   (92,614)  (187,526)
------------------------------------------------------------------------------

Basic and diluted loss per share                  (0.01)     (0.04)     (0.38)
------------------------------------------------------------------------------

Weighted average number of shares
Outstanding                                   5,854,018   2,636,470   487,600
------------------------------------------------------------------------------



The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(A Development Stage Company)


                                     Cumulative
                                       Amounts
                                      From the
                                    Commencement
                                   of Development
                                  Stage on May 1,
                                   2000 to Apr 30,   Year Ended April 30
                                       2002       2002      2001      2000
----------------------------------------------------------------------------
                                         $          $         $         $
CASH FLOWS FROM
  OPERATING ACTIVITIES
  Loss for the year                 (160,989)   (68,375)  (92,614)  (187,526)
  Items not involving cash:
    Amortization                      40,000     20,000    20,000       -
    Write-off of loan receivable        -          -         -       104,873
    Capital stock issued for services  2,500      2,500      -          -

  Change in non-cash working
  capital items:
    (Increase) decrease in receivable   (216)       465      (681)      -
    Increase (decrease) in
      accounts payable                 8,794     13,534    (5,039)    13,660
    Increase in due to related
      parties                         38,700     18,725    19,975     65,300
                                    ----------------------------------------
  Cash used in operating activities  (71,211)   (13,151)  (58,359)    (3,693)
                                    ----------------------------------------

CASH FLOWS FROM
  FINANCING ACTIVITIES
  Issuance of capital stock          297,500    232,500    65,000       -

  Cash provided by financing
    Activities                       297,500    232,500    65,000       -
                                    ----------------------------------------

CASH FLOWS FROM
  INVESTING ACTIVITIES
  Loan receivable                       -          -         -           700
                                    ----------------------------------------
  Cash provided by investing
    Activities                          -          -         -           700
                                    ----------------------------------------

                                                         - continued -


The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(A Development Stage Company)


                                     Cumulative
                                       Amounts
                                      From the
                                    Commencement
                                   of Development
                                  Stage on May 1,
                                   2000 to Apr 30,     Year Ended April 30
                                       2002         2002      2001      2000
----------------------------------------------------------------------------
                                         $            $         $         $
Continued...




Increase (decrease) in cash
for the year                         226,289      219,349    6,641     (2,993)


Cash, beginning of year                 -           6,940      299      3,292
                                    ------------------------------------------

Cash, end of year                    226,289      226,289    6,940        299
------------------------------------------------------------------------------

Cash paid for income taxes              -            -        -           -
------------------------------------------------------------------------------

Cash paid for interest                  -            -        -           -
------------------------------------------------------------------------------


Supplemental disclosure with respect to cash flows (Note 7)






The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)
(A Development Stage Company)



                                               Deficit
                             Capital Stock   Accumulated
                                 Number      During the
                                  Of         Development
                             Shares  Amount     Stage       Deficit    Total
-----------------------------------------------------------------------------
                                        $         $           $          $

Balance, April 30, 1999    487,600  3,163,181     -      (3,138,902)   24,279

  Loss for the year           -          -        -        (187,526) (187,526)
                         ----------------------------------------------------


Balance, April 30, 2000   487,600  3,163,181      -      (3,326,428) (163,247)

  Shares issued for
    cash                  650,000     65,000      -            -       65,000
  Shares issued for
    debt Settlement     3,500,000    140,513      -            -      140,513
  Loss for the year          -          -      (92,614)        -      (92,614)
                        -----------------------------------------------------


Balance,
April 30, 2001          4,637,600  3,368,694   (92,614)  (3,326,428)  (50,348)

  Shares issued for
  Cash                  3,000,000    232,500      -            -      232,500
  Shares issued for
  debt settlement       2,047,700    102,385      -            -      102,385
  Shares issued for
  Services                 50,000      2,500      -            -        2,500
  Loss for the year          -          -      (68,375)        -      (68,375)
                        -----------------------------------------------------


Balance,
April 30, 2002          9,735,300  3,706,079  (160,989)  (3,326,428)  218,662
-----------------------------------------------------------------------------




The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002


1.  NATURE AND CONTINUANCE OF OPERATIONS

The Company was formed under the laws of the province of British Columbia, Canada, on July 7, 1992 pursuant to a statutory amalgamation of two predecessor companies previously engaged in the exploration and development of mineral resource properties in Canada. The balance sheets of the predecessor companies were carried over at historical cost. Effective October 6, 2000, the Company changed its governing jurisdiction from the province of British Columbia to the Yukon.

Since the date of formation, the Company raised additional private equity capital to settle certain indebtedness and for the further purpose of exploring new lines of business. All costs associated with identifying, researching and negotiating with prospective businesses have been charged to earnings in the year they were incurred.

On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company with the intention of developing a network of affiliated destination web-sites for transacting e-commerce within several industry segments under a singular bond.

The success of the Company's plan of operations was dependant upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital. The Company was not able to secure satisfactory agreements with prospective network affiliates or the necessary capital to materially progress its plans. Present market conditions remain such that internet based companies are, in general, experiencing difficulty attracting any of the necessary resources to carry out their business plans. As a consequence of these circumstances, the Board of Directors chose not to renew the registration of its domain names and is determined to seek new lines of business, which may also be highly speculative in nature. There can be no assurance that the Company will successfully identify and secure an agreement to acquire or merge with a new business on terms acceptable to the Company or on any terms.

Amortization expense for the year includes the previously unamortized cost of its 400 registered internet domain names to reflect the changes in the Company's plans.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash

The Company considers all investments with a maturity of three months or less to be cash.

Intellectual property

Intellectual property is recorded at cost and is amortized over two years.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Segmented information

The Company currently conducts its operations in Canada in one business segment.

INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002


3.  INTELLECTUAL PROPERTY


                                  2002                         2001
                  -------------------------------   ---------------------------
                          Accumulated   Net Book         Accumulated   Net Book
                   Cost   Amortization    Value     Cost  Amortization   Value
-------------------------------------------------------------------------------
                    $         $            $         $         $          $
Domain names        -         -            -      40,000     20,000     20,000
------------------------------------------------------------------------------

During the current year, the Company wrote-off its investment in domain names.


4.  DUE TO RELATED PARTIES

                                                             2002         2001
------------------------------------------------------------------------------
                                                               $            $

Due to a company controlled by former
directors of the Company.                                     -         24,075

Due to a company controlled by former directors of the
Company and secured on the intellectual property              -         40,000
                                                        ----------------------

                                                              -         64,075
------------------------------------------------------------------------------

During the current year, the amounts due to related parties were settled through the issuance of capital stock.

Unless otherwise noted, amounts due to related parties are non-interest bearing and unsecured, with no fixed terms of repayment.

The fair value of amounts due to related parties are not determinable as they have no specific repayment terms.


5.  CAPITAL STOCK

During fiscal 2001, the Company issued shares of common stock as follows:

    a) 3,500,000 shares to settle certain debts totalling $140,573, including amounts owed to related parties.

    b)  650,000 shares for cash proceeds in the amount of $65,000.

During the current year, the Company issued shares of common stock as follows:

    a) 2,047,700 shares to settle certain debts totalling $102,385, including amounts owed to related parties.

    b)  50,000 for shares services, valued at $2,500.

    c)  3,000,000 shares for cash proceeds in the amount of $232,500.


6.  INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate to income before income taxes as follows:

                                          2002         2001          2000
---------------------------------------------------------------------------
                                           $            $             $
Loss before income tax recovery        (68,375)      (92,614)     (187,526)
---------------------------------------------------------------------------

Expected income tax recovery           (30,495)      (41,324)      (85,549)
Tax effect of expenses not deducted
for income tax purposes                  8,924         8,924          -
Unrecognized benefit of net operating
losses carried forward                  21,571        32,400        85,549
                                       -----------------------------------

Actual income tax recovery                -             -             -
--------------------------------------------------------------------------

The significant components of the Company's future income tax assets are as follows:
---------------------------------------------------------------------------

                                                       2002           2001
--------------------------------------------------------------------------
                                                        $               $
Future tax assets:
  Intellectual property                               17,848         8,924
  Non-capital loss carryforwards                      53,961        32,400
                                                    ----------------------

Net future tax assets before valuation allowance      71,809        41,324
Less valuation allowance                             (71,809)      (41,324)
                                                    -----------------------
Net future tax assets                                   -             -
---------------------------------------------------------------------------

INSIDE HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(A Development Stage Company)
APRIL 30, 2002


6.  INCOME TAXES  (cont'd.)

The Company has non-capital losses carried forward for income tax purposes of approximately $120,000, which can be applied against future years taxable income. Losses of approximately $586,000, incurred prior to May 1, 2000, have expired and cannot be applied against future income. These losses expired due to a change in control of the Company as well as a change in the core business of the Company, in accordance with the Income Tax Act of Canada.

7.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The following non-cash investing and financing transactions occurred during the year ended April 30, 2002:

    a) The company issued 2,047,700 shares to settle amounts due to related parties and accounts payable in the amount of $102,385.

    b) The Company issued 50,000 shares as payment for services valued at $2,500.

The following non-cash investing and financing transactions occurred during The year ended April 30, 2001:

    a) The Company issued 3,500,000 shares to settle debts in the amount of $140,513.

    b) The Company issued to a related party, a note payable in the amount of $40,000 for the purchase of intellectual property.

There were no significant non-cash transactions for the year ended April 30, 2000.


8.  RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the year ended April 30, 2002:

    a)  Paid or accrued $17,500 (2001 - $30,000; 2000 - $30,000) in  management fees to a company controlled by former directors of the Company.

    b) Paid or accrued $Nil (2001 - $7,500; 2000 - $30,000) in consulting fees to a former significant shareholder of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the fair value of these financial instruments approximate their carrying values and the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These financial statements also comply, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP").

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". Concurrently, the Accounting Standards Board ("ASB") in Canada issued CICA Handbook Section 1581, "Business Combinations", which is consistent with SFAS No. 141. This statement will change the accounting for business combinations and goodwill. SFAS No. 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. This statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company does not anticipate that the adoption of this statement will have a significant impact on its financial statements.

In June 2001, the FASB issued Statement No. 142, "Goodwill and other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". Concurrently, the ASB in Canada issued CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS No. 142. This statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES  (cont'd...)

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not anticipate that the adoption of this statement will have a significant impact on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB Opinion No.30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope; of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and
(2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company does not anticipate that the adoption of this statement will have a significant impact on its financial statements.


ITEM 18.  FINANCIAL STATEMENTS

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


INSIDE HOLDINGS INC.


By: /s/ TRACY A. MOORE
Tracy A. Moore, Chief Financial Officer and Director

Dated: August 23, 2002

ITEM 19.  EXHIBITS

99.1. CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I, KEVIN WINTER, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Inside Holdings Inc. for the year ended April 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Inside Holdings Inc.

By:  /S/ KEVIN WINTER
------------------------------
Name:  KEVIN WINTER
Title:  Chief Executive Officer

Date:  August 23, 2002


I, TRACY A. MOORE, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Inside Holdings Inc. for the year ended April 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Inside Holdings Inc.

By:  /S/ TRACY A. MOORE"
-------------------------------
Name:  TRACY A. MOORE

Title:  Chief Financial Officer

Date:  August 20, 2002

