Form 20-F
period 2002-12-31
SHEP TECHNOLOGIES INC
filed 2003-05-27
CIK 1135443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to________________

COMMISSION FILE NO. 0-32411
-----------------------------

SHEP TECHNOLOGIES INC.
----------------------
(Exact name of Registrant as specified in its charter)

Yukon Territory, Canada
-----------------------
(Jurisdiction of incorporation organization)

609 Granville Street, Suite 880, Vancouver, B.C. Canada, V7Y 1G5
-----------------------------------------------------------------
(Address of principal executive office)

(604) 685-5535
---------------
(Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

_____________________________________

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class)

_____________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d)of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As at December 31, 2002, SHEP Technologies Inc. had 21,637,280 issued shares of common stock.

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


INTRODUCTION

FORWARD-LOOKING INFORMATION

Statements in this form, to the extent that they are not based on historical events, constitute forward-looking statements. These statements appear in a number of different places in this Annual Report and include statements regarding the intent, belief or current expectations of SHEP Technologies Inc. and its directors or officers, primarily with respect to the future market size and future operating performance of SHEP Technologies Inc. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and" project" and similar expressions, as they relate to SHEP Technologies Inc. or its management, are intended to identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements. SHEP Technologies Inc. does not intend or assume any obligation update these forward-statements.

ACCOUNTING PRINCIPLES

SHEP Technologies Inc.′s financial statements included herein were prepared in accordance with generally accepted accounted principles of the United States of America. The financial statements also conform to the rules and regulations of the Securities and Exchange Commission.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK . . . . . . . . . . . . . . . . . . . . . . . . . . . . .35

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . . . . .25

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. . . . . . . . . .35

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors, SENIOR MANAGEMENT and ADVISERS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

BUSINESS COMBINATION WITH SHEP LIMITED

On September 12, 2002, Inside Holdings Inc. completed the acquisition of SHEP Limited, its subsidiaries and certain assets, and subsequently changed its name to SHEP Technologies Inc. ("STI" or the "Company"). STI is a development stage company with proprietary "Stored Hydraulic Energy Propulsion" intellectual property (the "SHEP System"). The SHEP System is designed for wide-ranging applications in the global transportation sector. The SHEP System uses electronics, a patented hydraulic pump/motor and a proprietary accumulator to capture kinetic energy otherwise lost during vehicle braking. It utilizes the recovered energy for vehicle acceleration during the low-speed acceleration phase. This use of stored and recovered energy results in decreased fuel consumption and fuel emissions in transportation applications.

As consideration for all of the common shares of SHEP Limited, the Company issued 10,600,000 common shares to the former stockholders of SHEP Limited. Legally, the Company is the parent of SHEP Limited. However, control of the combined companies passed to the former stockholders of SHEP Limited. This share exchange has been accounted for as a recapitalization of the Company. Consequently, the consolidated statements of operations, stockholders' equity (deficiency) and cash flows include SHEP Limited's results of operations, deficit and cash flows from January 6, 2000 (date of inception) and the Company's results of operations and cash flows from September 12, 2002. The issued number of shares of common stock is that of the Company. The acquisition was accounted for as a recapitalization of the Company.

The value of the shares issued on the acquisition is based on the fair market value of the net assets acquired:
Cash and cash equivalents	$382,528
Accounts receivable	2,440
Prepaid expenses	5,859
Accounts payable and accrued liabilities	(48,501) --------- 342,326
Due from SHEP Limited	452,439 --------- 794,765
Subscriptions received	(917,000) ---------
Value of common stock issued	$(122,235) ==========

i) Historical cost financial statements presented are those of SHEP Limited.

ii)  The consolidated statements of operations, stockholders' deficiency and cash flows include SHEP Limited′s results of operations, deficit and cash flows from January 6, 2000 (date of incorporation) and the Company's results of operations and deficit from September 12, 2002 (date of acquisition). The issued number of shares of common stock is that of the Company (the legal parent).

iii) On August 29, 2002, the former significant stockholders of SHEP Limited agreed to settle amounts owing to them from SHEP Limited totalling $504,291 in return for the issuance of 6,600,000 shares of SHEP Limited common stock.

For the purposes of this Form 20-F, the continuing operations are those of the newly acquired SHEP group of companies as presented for the years ending December 31, 2002 and 2001, and with operations from inception on January 6, 2000. Certain historical results are presented and these are the historical results of Inside Holdings Inc., which was previously accounting for its operations with an April 30 fiscal year end. The interim operations from May 1, 2002 to September 12, 2002 have been presented in Note 11 of the Company′s financial statements as at December 31, 2002. Previous financial results were recorded in Canadian dollars and no attempt is made here to convert these amounts to US dollars. Foreign currency conversion rates will be provided for those financial results. Otherwise, the results of the continuing business have already been recorded and are reported in US dollars.

FINANCIAL RESULTS FOR THE SHEP BUSINESS

The following represents selected financial data for the Company′s operations, acquired as of September 12, 2002. These results are for the period from inception on January 6, 2000, and for the periods ended December 31, 2000, 2001 and 2002. These financial results have been prepared in accordance with generally accepted accounting principles in the United States of America.

All financial amounts are expressed in US dollars.
From inception Year ended December 31 2002 -----------	Year ended December 31 2002 -----------	January 6 to December 31, 2002 -----------

Revenues
Net loss
Total assets
Total liabilities
Stockholders' (deficiency)
Capital stock, at par
Additional paid in capital
Net loss per share
Cash dividends
Weighted average common
Shares outstanding

$ 30,681 (1,125,506) 496,920 593,780 (96,860) 21,637 1,777,861 (0.09) - 13,041,392	$ 374,836 (414,349) 95,791 314,986 (219,195) 1,494 519,532 (0.10) - 4,000,000	$ - (323,760) 224,367 24,595 199,772 1,494 519,532 (0.09) - 4,000,000

FOREIGN CURRENCY TRANSLATION

The financial results of the Company′s previous operations have been recorded in Canadian dollars. At December 31, 2002, one Canadian dollar equalled $0.63 and at May 9, 2003, one Canadian dollar equalled $0.72.

The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar during the Company's past five fiscal years for its previous operations which had an April 30 fiscal year end:

Year	Average	Low/High	April 30
2002 2001 2000 1999 1998	1.5684 1.5575 1.4694 1.5080 1.4052	1.5508/1.5840 1.5336/1.5789 1.4353/1.5127 1.4310/1.5795 1.3663/1.4651	1.5685 1.5366 1.4772 1.4543 1.4291

The following represents selected financial data, expressed in Canadian dollars except for the number of shares outstanding, for the Company′s previous operations for each of the past five fiscal years ending April 30. This financial data was prepared in accordance with generally accepted accounting principles in Canada.
	April 30	----------	-----------	----------	--------
	2002 ----------	2001 ----------	2000 ----------	1999 ----------	1998 ---------
Revenues	C$ -	C$ -	C$ -	C$ -	C$ -
Net loss	(68,375)	(92,614)	(187,526)	(94,464)	119,625
Total assets	226,505	27,621	299	108,865	153,649
Total liabilities	7,843	77,969	163,546	84,586	34,906
Stockholders' equity	218,662	(50,348)	(163,247)	24,279	118,743
Capital stock	3,706,079	3,368,694	3,163,181	3,163,181	3,163,181
Net loss per share	(0.01)	(0.02)	(0.38)	(0.19)	(0.26)
Cash dividends	-	-	-	-	-
Common shares outstanding (1)	9,735,300	4,637,609	500,487	500,487	501,139

(1) Adjusted for a reverse split and subsequent forward split that, on net basis, resulted in the issue of one new share for every ten old shares in October 2000.

The financial data presented above is only a summary and should be read together with the Company's financial statements, which are attached hereto.

B. CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D. RISK FACTORS

WE HAVE IDENTIFIED THE FOLLOWING RISK FACTORS AS SIGNIFICANT. THE ORDER IN WHICH THEY APPEAR IS INTENDED TO REFLECT MANAGEMENT'S OPINION OF THEIR ORDER OF PRIORITY TO THE COMPANY. READERS SHOULD, HOWEVER, CAREFULLY REVIEW ALL OF THE RISK FACTORS IN ASSESSING THE COMPANY'S PROSPECTS. SOME INFORMATION IS PRESENTED AS OF THE DATE HEREOF AND IS SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE.

LIQUIDITY AND CAPITAL RESOURCES.

As at December 31, 2002, total cash was $4,253; current liabilities exceeded current assets by $268,138; and total liabilities exceeded total assets by $96,860. The Company has insufficient capital resources to fund current operations and is entirely dependent on its ability to raise further operating capital.

HISTORY OF LOSSES.

We have never been profitable and there is no assurance that the Company will generate profits from operations. The Company incurred net losses of $1,125,732, $413,349 and $323,760 for the fiscal years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, STI had an accumulated deficit of $1,862,615.

We are a development stage company with unproven technology in commercial applications. As a result of the Company′s limited operating history it is difficult to forecast future operating results. STI expects to substantially increase its development and administration costs. As a result, the Company will need to generate significant revenues to achieve and maintain profitability in the future. STI′s future operating results will depend on many factors, including:

  the ability to commercialize the SHEP System

  the level of market acceptance of, and demand for, the SHEP System the level of product and price competition
  the ability to deliver product on time, on budget, or at all the ability to attract, train and retain consulting, technical and other key personnel

LIMITATIONS ON INTELLECTUAL PROPERTY PROTECTION.

Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of STI′s technology or obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the proprietary rights of companies to the same extent as the laws of the United States, Canada and Europe. Furthermore, competitors may independently develop technology similar to that of STI. The number of intellectual property claims in the automotive component industry may increase as the number of competitive technologies grows. Although the Company does not believe that any of its products or other intellectual property infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by STI with respect to current or future products. Furthermore, STI may initiate claims or litigation against third parties for infringement of its proprietary rights, or for purposes of establishing the validity of the Company′s proprietary rights. Litigation, either as plaintiff or defendant, could cause STI to incur substantial costs and divert management resources from productive tasks whether or not such litigation is resolved in the Company′s favor, which could have a material adverse effect on the business. Parties making claims against STI could recover substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company′s ability to sell or license its products. Such a judgment could have a materially adverse effect on the business.

Furthermore, while we have applied for registration of its trademark and domain name in an effort to protect them, these efforts may be inadequate to prevent others from claiming violations of their marks and may be inadequate to protect STI′s use of those names as unique. In addition, trademark protection and the uncertainty surrounding the legal protections of domain names may be unenforceable or limited in other countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the Company′s communications. Further, the regulation of web addresses in the United States and in foreign countries is subject to change. As a result, STI may not be able to maintain its domain name in the future. Further, the relationship between regulations governing such domain names and the laws protecting trademarks is unsettled.

We intend to rely on a combination of trade secrets, license agreements, non-disclosure and other contractual provisions, and technical measures to establish and protect the proprietary aspects of SHEP System technology. Most of the Company′s current employees, consultants and advisers have signed non-disclosure agreements and the remainder are expected to do so shortly. The Company believes that its intellectual property rights are appropriately protected having regard for the technical complexity of the systems, the time and cost involved in development, and the expertise required to market, install and support the technology. However, the steps taken by the Company may not be sufficient to prevent misappropriation of SHEP System technology, and such protection does not preclude competitors from developing products with functionality or features similar to those of the Company.

SIGNIFICANT FUTURE CAPITAL NEEDS.

We require significant additional capital to finance the implementation of its business plan and strategies. The Company estimates that over $4,000,000 will be required to support the needs of STI and for other purposes over the next 12 months. There is no assurance that further funding will be available to the Company on acceptable terms, or at all, to meet its future capital requirements.

RISK OF PRODUCT LIABILITY EXPOSURE.

We may be subject to future technology liability claims and the reputation of the SHEP System may suffer. Many of the Company′s installations and licensing agreements will involve applications that are critical to the operations of a customer′s business. Any failure in a customer's application using the SHEP System could result in a claim for substantial damages against the Company, regardless of the Company′s responsibility for the failure. Although STI′s license agreements with its customers will contain provisions designed to limit contractually the Company′s liability for damages arising from negligent acts, errors, mistakes or omissions, it is possible that these provisions will not be enforceable in certain instances or would otherwise not protect the Company from liability for damages. Although the Company maintains general and product liability insurance coverage for its offices in Maine, USA and in the United Kingdom, this coverage may not continue to be available on reasonable terms or at all, or may be insufficient to cover one or more large claims. Moreover, such insurance coverage may not provide benefits for certain product liability claims.

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

EXCHANGE RATE FLUCTUATIONS.

Our business operates in the United States, Canada and the United Kingdom. Accordingly, many of its costs and assets are in pounds sterling and Canadian dollars. Any significant increase or decrease in the value of these currencies compared to the US dollar would have a significant impact on the financial position of the Company. Similar exchange rate risks will arise should the Company's business expand into other markets and its business involves other currencies. The Company does not engage in any foreign currency hedging activities.

GOVERNMENTAL REGULATION.

We are not currently subject to direct regulation by any government agency, other than applicable securities laws and regulations applicable to business generally. However, it is possible that a number of laws and regulations may be adopted with respect to regulating pricing and consumer protection, which may impose additional burdens on companies in this industry conducting business and thus increase the Company's cost of doing business. There can be no assurance that any such new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business will subsequently become applicable.

MARKET RISK.

The Company's common shares presently trade on the National Association of Securities Dealers ("NASD") Over The Counter ("OTC") securities market under the ticker symbol STLOF and on the Berlin Stock Exchange under the ticker symbol IH3. There is presently a very limited market for the Company′s common shares. There is no assurance that a liquid market for the common shares of the Company will ever develop in the United States, Germany or elsewhere, or that if such a market does develop that it will continue; or that the trading price of the shares will not be subject to significant price fluctuations. Accordingly, an investment in common shares of the Company should only be considered by those investors who do not require liquidity and can afford to suffer a total loss of their investment. An investor should consult with professional advisers before making such an investment.

RISK OF OVER-THE-COUNTER STOCKS.

In addition to trading on the Berlin Stock Exchange, our stock also trades on the NASD OTC Bulletin Board. The OTC Bulletin Board market for securities has experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the Company′s industry and the investment markets generally, as well as economic conditions and quarterly variations in STI′s results of operations, may adversely affect the market price of the common stock.

Trading in the Company′s securities is conducted in the OTC Bulletin Board market on an electronic bulletin board established for securities that do not meet NASDAQ listing requirements. As a result, investors will find it substantially more difficult to dispose of the Company′s securities. Investors may also find it difficult to obtain accurate information about, and/or quotations as to the price of, the Company′s common stock. Finally, depending upon several factors, including the future market price of STI′s common stock, the Company′s securities are and may remain subject to the "penny stock" rules. These "penny stock" rules place stringent requirements on brokers and investors who want to buy or sell STI shares and generally have a negative and depressive effect on the trading price of public shares subject to the rules.

RISK TO INVESTORS OF VOLATILE STOCK PRICES.

Our stock price may be volatile and as a result, investors could lose all or part of their investment. The value of an investment could decline due to the impact of any of the following factors upon the market price of the Company′s common stock:

  failure to meet sales goals or operating budget

  decline in demand for the Company′s common stock

  revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter downward revisions in securities analysts' estimates or changes in general market conditions technological innovations by competitors or in competing technologies investor perception of the Company′s industry or prospects general economic trends

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at or above the offering price.

RISKS RELATED TO QUARTERLY OPERATING RESULTS.

Our quarterly operating results are subject to fluctuations and if STI fails to meet the expectations of securities analysts or investors in any quarter, its share price could decline significantly. Factors that may cause the Company′s operating results to fluctuate include many of the risk factors discussed elsewhere in this Annual Report, and also include:

  the nature of a significant proportion of the Company′s operating expenses, particularly personnel and facilities the Company′s level of research and development activities the effect of employee and contractor utilization rates and the time required to train and productively engage new employees the effect of seasonal variations on disposable income

  changes in the Company′s pricing policies or those of its competitors

Accordingly, we believe that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of the Company′s future performance.

RISK OF STOCK DILUTION.

Future issuances of STI stock could dilute current shareholders and adversely affect the market price of the Company′s common stock if a public trading market develops. STI has the authority to issue up to 100,000,000 shares of common stock and to issue options and warrants to purchase shares of its common stock without stockholder approval. These future issuances could be at values substantially below the price paid for common stock by the Company′s current shareholders.

Future sales of STI common stock into the market may also depress the market price of the Company′s common stock if one develops in the future. Sales of these shares of common stock or the market's perception that these sales could occur may cause the market price of the common stock to fall. These sales also might make it more difficult for the Company to sell equity or equity related securities in the future at a time and price that the Company deems appropriate, or to use equity as consideration for future acquisitions.

RELIANCE ON THE ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.

A significant portion of our management team has been in place for a relatively short period of time. The Company does not have written employment agreements with its key personnel. Our future success will also depend significantly on its ability to attract, integrate and retain highly skilled technical personnel. If STI is unable to attract, integrate and retain such persons, the Company′s business could be adversely affected.

NO DIVIDENDS TO BE PAID. The Company has not paid dividends on its common stock and does not expect to pay dividends on its common stock in the foreseeable future. The Company′s Board of Directors has sole authority to declare dividends payable to the Company's stockholders. The fact that it has not and does not plan to pay dividends indicates that the Company must use all of its funds generated by operations for reinvestment in operating activities and also emphasizes that the Company may not continue as a going concern.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was formed as Coast Falcon Resources Ltd. under the Company Act of British Columbia, Canada, on July 7, 1992, pursuant to a statutory merger of McConnell-Peel Resources Ltd. and Sheba Copper Mines Limited (together, the "Previous Companies").

On September 11, 2000, the Company changed its name to Inside Holdings Inc. ("Inside"), and on October 6, 2000 it was continued under the Business Corporations Act of the Yukon Territory, Canada.

On September 12, 2002, Inside completed the acquisition of SHEP Limited, SHEP Limited′s subsidiaries and certain assets, and subsequently changed its name to SHEP Technologies Inc. ("STI" or the "Company"). STI is a development stage company with proprietary "Stored Hydraulic Energy Propulsion" intellectual property. The SHEP System is designed for wide-ranging applications in the global transportation sector. The SHEP System uses electronics, a patented hydraulic pump/motor and a proprietary accumulator to capture kinetic energy otherwise lost during vehicle braking. It utilizes the recovered energy for vehicle acceleration during the low-speed acceleration phase. This use of stored and recovered energy results in decreased fuel consumption and fuel emissions in transportation applications.

The Company's head office and administrative office is located at Suite 880, 609 Granville Street, Vancouver, BC, Canada, V7Y 1G5. The Company's registered records office is located at Suite 308, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

The Previous Companies were engaged in the exploration, development and exploitation of mineral resource properties in Canada, without commercial success. Each of the Previous Companies ceased all such activities and abandoned their respective resource property interests prior to the formation of the Company by way of merger. The balance sheets of the Previous Companies were carried over at historical cost.

The Company has carried on several businesses as described below. All costs associated with identifying, researching and negotiating with prospective businesses were expensed in the periods in which they were incurred.

In 1996, the Company pursued a plan wherein it would be actively engaged in the international distribution of a variety of concrete additive products, which were manufactured in Canada. In addition, the Company entered into a conditional agreement to acquire, from arms length parties, all of the issued capital stock of Kryton Products Inc. ("Kryton"), a Canadian private company that possessed certain related product licenses. In contemplation of the proposed acquisition, the Company loaned Kryton the aggregate sum of C$104,873 and incurred other related expenses. The proposed acquisition was never consummated. Prior management of the Company determined that the loan balance was not collectible and expensed it during the Company's fiscal year ended December 31, 2000.

On May 1, 2000, the Company purchased 400 registered Internet domain names each ending with the suffix "inside.com" from a privately held company, with the intention of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand. The success of the Company's plan of operations was dependent upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital.

The Company was not able to secure satisfactory agreements with prospective network affiliates or the necessary capital to materially progress its inside.com plans. In January 2002, the Board of Directors of the Company abandoned the inside.com business. The Company had invested C$160,989 in developing the operations of the inside.com business.

On September 12, 2002, the Company completed the acquisition of SHEP Limited, an Isle of Man company, and its two wholly owned subsidiaries pursuant to the purchase agreement dated May 22, 2002, as amended to August 28, 2002 and further to September 12, 2002. Subsequently, the Company changed its name to SHEP Technologies Inc. Under the terms of the agreement, the Company acquired all 10,600,000 of SHEP Limited′s outstanding securities in exchange for 10,600,000 shares of common stock of the Company and undertook to raise US$1.5 million in gross proceeds through a private placement of its equity securities. The Company closed a private placement of $967,000 on October 30, 2002, and a further $500,000 on April 8, 2003.

The business of STI is described below as Item 4.B under the heading "Business Overview".

B. BUSINESS OVERVIEW

GENERAL

The Company is engaged in the development and plans to commercialize the SHEP System. The SHEP System improves fuel economy and vehicle performance by capturing kinetic energy generated from braking. The SHEP System stores the energy and then utilizes the energy on demand during subsequent acceleration. STI believes that optimal use of the SHEP System is in high-density city traffic where braking and acceleration cycles are frequent. Accordingly, buses, trucks, taxis and subway systems are believed to be preferred applications. Because the SHEP System is designed for use in a wide range of transportation applications, the Company also intends to pursue applications such as elevator and platform lifting systems for the use of the SHEP System.

STI seeks to enhance shareholder value and maximize income from its patented and patent-pending technology by licensing product to automotive original equipment manufacturers and Tier 1 automotive suppliers for high volume applications, and by supplying and/or licensing the SHEP System to automotive industry manufacturing specialists such as chassis builders and other strategic partners and suppliers. The Company will also seek to develop further intellectual property and generate royalty income directly and through additional co-development partnerships.

Corporate History of the SHEP System

Ifield Technology Limited, Marshalsea Hyraulics Limited and Euro Capital Markets Limited, collectively "the Founders" of the Company, began working on the development of a complete regenerative braking system in the year 2000, based on the earlier successes in various applications of the Founders′ Ifield Pump/Motor (the "IPM"), and based on the market prospects for regenerative braking technologies. In the 1930s, Richard Ifield began work on the development of the IPM, which was originally intended for use in automotive transmissions. Through to 1968, Mr. Ifield continued development of the IPM, making several improvements to volumetric measures and mechanical losses, noise levels, and establishing torque levels in a unit of acceptable weight, cost and size for automotive applications. During this time, Mr. Ifield installed his recently developed hydrostatic transmission (incorporating the IPM) into a Rover automobile and subsequently recorded fuel consumption improvements. From 1968 to 1982, Hugh Frazer was employed by Ifield Engineering Pty. and continued to advance the design and development of the IPM. Between 1982 and 2001, W. Ray Evans acquired exclusive licencing rights to the Ifield patents and formed Ifield Technology Ltd. to continue with the design and development of the IPM in both industrial and automotive applications. Over the next 12 years, W. Ray Evans and Hugh Frazer worked cooperatively to further the proprietary aspects of the technology. The IPM has been commercially deployed across a host of industrial applications including mining, construction, aircraft and defense.

Having recognized the benefits of the IPM, the Company′s Founders determined that the timing was appropriate to apply the IPM to regenerative braking applications for vehicles with the aim of reducing both fuel consumption and exhaust emissions. This application would require additional software, valving, a storage accumulator and cooling technology to achieve all the necessary functions for a regenerative braking application. The Company′s Founders used the IPM unit in conjunction with other standard components connected with hose lines to successfully prove the SHEP System concept. This first system was designed such that it was necessary to install it in a vehicle before commissioning it. It became apparent that for maximum efficiency, a SHEP System would need to be consolidated into a single integrated package such that it could be pre-filled with oil, bled of air, and pre-tested prior to installation into a vehicle. As a result, the Founders developed the Unitized Accumulator System (the "UAS"), which consolidated all the various components into an integrated package. This eliminated interconnecting hose lines and obviated the need for a separate cooling system, and subsequently reduced the cost, weight and size of the SHEP System. The UAS was designed in 2000 and its prototypes were successfully tested in Ford Motor Company′s Hydraulic Power Assist vehicles during 2001. In these tests, supervised by the US Environmental Protection Agency, STI components demonstrated between 24% and 38% reduction in fuel usage.

About Regenerative Braking Technologies and the SHEP System

Regenerative braking is the process by which some of a vehicle′s kinetic energy is stored during deceleration for later use. The performance and fuel economy of a vehicle, particularly one subject to frequent stops and starts, can be significantly improved by storing the vehicle′s kinetic energy generated during braking and restoring it for use during subsequent acceleration. The vehicle′s kinetic energy can be stored using different methods including the use of a motor/generator in conjunction with a flywheel or with electric batteries.

By contrast, the SHEP System uses a single pump/motor and accumulator storage system to convert a vehicle′s kinetic energy to hydraulic energy, and is comprised of three main components:

  The Ifield Pump/Motor ― The IPM provides deceleration (braking) by pumping hydraulic fluid into the Unitised Accumulator System (the storage and fluid control unit) when the brakes are applied. When the vehicle operator subsequently accelerates, the hydraulic circuit is reversed and the IPM is driven by the stored hydraulic energy.

  The Unitised Accumulator System ("UAS") ― The UAS is the hydraulic energy storage and fluid control unit of the SHEP System. The size of the UAS (and therefore the quantity of stored energy) is predetermined based on a vehicle′s weight and operating cycle, and is constructed as a single sealed unit designed to meet the low weight, high durability, high reliability and safety requirements of the transport industry. The UAS contains the high-pressure accumulator, low-pressure accumulator, cooling system and all associated hydro-mechanical parts.

  The Electronic Control System ("ECS") ― The ECS is the software and hardware required to control both the IPM and UAS for effective integration with the vehicle′s engine management and braking systems. The ECS receives input from a number of sensors and sources of data generated during acceleration and braking, which are part of the original automotive electronic controls.

The SHEP System reduces fuel consumption and emissions as a result of the vehicle′s re-use of stored kinetic energy. As the SHEP System includes components that recover energy created by the braking of a vehicle, the Company believes that the optimal use for STI technology is believed to be in high-density city traffic where braking and acceleration cycles are frequent.

In conjunction with the Company′s agreement with Pi Technologies for the design and development of a prototype platform vehicle capable of showcasing a refined SHEP System that can be applied to a wide range of transportation applications with only detail modification, the UAS will be subject to some refinement and the IPM and ECS will undergo some re-engineering. Further, the prototype vehicle will utilize the latest electronic "by-wire" systems for throttle and brake control, which the Company believes is a rapidly growing automotive technology that will gain significant market share in future vehicles. These refinements are expected to reduce component weight and make SHEP Systems easier to manufacture by lessening the number of parts. The Company intends to patent all practical extensions arising from the re-engineering process.

Regenerative braking technologies are still relatively new to the automotive and transportation industries, and most large automotive manufacturers are now actively committing funds to the research and development of these technologies, particularly for use in conjunction with hybrid vehicles, which are also experiencing rapid adoption in the market. In particular, regenerative braking technologies are generating significant industry interest as a result of the following key benefits and advantages:

  Energy Costs ― Transportation energy costs are significant in most economies, and particularly in jurisdictions where fuel costs are high. Additionally, fuel supplies can be disrupted by political upheavals at home and abroad.

  Taxes ― Commercial vehicle operators, company car drivers and vehicle manufacturers around the world are taxed on vehicle emissions and fuel consumption.

  Environmental Constraints ― Around the world, increased legislation to curb emissions is gaining support and popularity, particularly with the added pressures of the international Kyoto Accord.

  Competitive Advantages ― OEM manufacturers are constantly seeking market advantages in an increasingly competitive environment for improved technologies, reduced costs and customer appeal. In particular, the automotive industry is characterized by continual technological advancement and the introduction of new products, growing fuel efficiency pressures and the rising costs of operating vehicles.

Intellectual Property, Patents and Licenses

The Company′s technology base includes a number of proprietary and patented technologies. All intellectual property including original patents for the IPM and other regenerative braking components, provisional patent applications, design specifications, trade secrets, improvements to the technologies, software, contractual provisions with third parties, in-house manufacturing, as well as assembling expertise were assigned to the Company according to the Acquisition Agreement dated May 22, 2002 as amended and completed on September 12, 2002, among Inside Holdings Inc. (now SHEP Technologies Inc.), SHEP Limited, Ifield Technology Limited, Euro Capital Markets Ltd. and Marshalsea Hydraulics.

Intellectual property related to the technology for commercialization of the SHEP System is proprietary to the Company under international patent filings PCT/IB01/02785 and PCT/IB01/02784 filed November 28, 2001 by Gowling Lafleur Henderson LLP. Applications for the two PCT patents are currently in the name of the inventor (Ifield Technology Ltd.) according to US law, but beneficial title will be granted to STI as the assignee and eventual owner. The Company expects to execute a change in ownership of the PCT applications with the PCT office by mid-2003. Although the Company intends to continue to protect the technology and any improvements to the technology with additional patent applications, no assurance can be given that any patent will be issued or that the scope of any patent protection will exclude competitors or that any patent, if issued, will be held valid if subsequently challenged.

STI also intends to rely on a combination of trade secrets, license agreements, non-disclosure and other contractual provisions, and technical measures to establish and protect the proprietary aspects of SHEP System. Most of the Company′s current employees, consultants and advisers have signed non-disclosure agreements and the remainder are expected to do so shortly. The Company believes that its intellectual property rights are appropriately protected having regard for the technical complexity of the systems, the time and cost involved in development, and the expertise required to market, install and support the technology.

Other Intellectual Property

The Company has registered the "SHEP" trademark as follows:

  European Economic Community ― protected from May 2001 to April 2010.  Registration number: 001 589 803

  Canada ― protected from June 2002 to June 2017. Registration number: TMA 563 470

STI has also applied with the United States Patent and Trademark Office to register the following trademark, which is still pending:

  USA Filing Application No: 76/077 561 made January 2001

In addition, STI has registered the following domain name: www.shepinc.com

Limitations of Intellectual Property Protection

The SHEP trademark and domain name play an important role in expanding the awareness of the Company′s technology on the Internet and in developing partnerships between those who use the Internet to retrieve information and many providers of products and services available on the Internet. While STI has applied for registration of the foregoing trademarks and has registered its domain name in an effort to protect them, the Company′s efforts may be inadequate to prevent others from claiming violations of its marks and may be inadequate to protect STI′s use of those names as unique. In addition, trademark protection and the uncertainty surrounding the legal protections of domain names may be unenforceable or limited in other countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the Company′s communications. The regulation of web addresses in the United States and in foreign countries is subject to change. As a result, STI may not be able to maintain its domain name in the future. Furthermore, the relationship between regulations governing such domain names and the laws protecting trademarks is unsettled.

Licenses

STI expects to reach an agreement to license the Reed Valve Quiet Jet Technology, a technology designed to reduce the noise generated by standard hydraulic transmissions as well as to reduce the erosion of certain mechanical parts, from Hugh Frazer & Associates during 2003. The Reed Valve Quiet Jet Technology has been found to considerably reduce the noise generated by the Company′s IPM. STI expects that this technology will be incorporated into the SHEP System.

Business Strategies

Marketing Strategy

The Company is pursuing the global transportation market with the SHEP System. Essentially, any mobile application requiring braking and acceleration provides a potential market for the technology. STI′s initial marketing strategy will focus on the following four opportunities:

  Licensing agreements for the SHEP System with third parties including Original Equipment Manufacturers ("OEMs"), their primary automotive suppliers ("Tier 1 suppliers"), custom coach and chassis builders and regional agency agreements

  Joint ventures for technology and application development with third parties including Tier 1 suppliers, automotive OEMs, governments, research institutions, strategic investors and gear box manufacturers

  Sales contracts including client design and manufacture for large volume and niche applications including subway trains, taxis, buses, delivery and garbage vehicles, elevator applications and oil rig platform lifting systems

  Gearbox integration with the SHEP System with gearing companies, automotive OEMs and their suppliers

STI′s sales and marketing approach is to combine direct marketing to relevant manufacturers, suppliers and operators, as well as to further develop existing opportunities with already-identified manufacturers, suppliers and operators of transportation applications. Direct contact has been made and will continue to be made with marketing partners in both Europe and North America.

Plan of Operations

In the next 12 months, the Company plans to continue its development activities while securing partnership arrangements with automotive OEMs, Tier 1 suppliers and specialized chassis builders and while securing sufficient funding to finance future operations. The Company plans to subcontract development to Pi Technologies, a UK-based automotive development engineering firm, and indirectly to West Surrey Racing Limited and a braking specialist engineering firm. The objective of this arrangement is refine the SHEP System and to incorporate it into the drive-train of a conventional automobile, integrating the vehicle′s electronic control unit and a brake-by-wire system. Pi Technologies is to develop a demonstration vehicle based on a standard production automobile. The estimated cost of the development program for the next 12 months is $2,300,000 although the contract will be denominated in pounds sterling, resulting in foreign exchange exposure for the Company.

The Company expects that staffing will continue at current levels, although the Company may hire a new Chief Executive Officer, Chief Technology Officer and Chief Development Officer if finances permit and suitable candidates are identified.

If the Company is successful in its marketing activities, it will likely spend more on travel in order to meet prospective customers. The Company does not expect to purchase plant and equipment in the next 12 months. The specialized listing and manufacturing equipment required for product development and testing will be provided by Pi Technologies in conjunction with the related services.

C. Organizational Structure

The Company comprises a series of corporations organized in a multi-tiered arrangement depicted in the following schematic:

Organizational chart

The functions and relationships of these entities to one another can be summarized as follows:

SHEP Technologies Inc. is a corporation incorporated in the Yukon Territories, Canada and publicly traded on the NASDAQ OTC under the ticker symbol STLOF and in Europe on the Berlin Stock Exchange under the ticker symbol IH3. STI, which is based in Vancouver, British Columbia, is primarily involved in capital formation, investor relations and head office and executive office administration. STI has the three following wholly-owned subsidiaries:

SHEP Limited, incorporated in the British Isles on the Isle of Man. SHEP Limited is a non-operating entity holding all intellectual property owned by the SHEP group of companies and was formed in January 6, 2000.

SHEP Technologies, Inc., incorporated in Delaware and formed January 5, 2001. This company is not currently carrying out any operations.

SHEP Technology Inc., incorporated in Maine, US, and formed December 22, 2000. SHEP Technology Inc. engages in North American sales and licensing.

D. Property, plant and equipment.

Our tangible fixed assets include a demonstration vehicle and associated tools, monitoring equipment and fixtures. The Company operates from month-to-month in leased and/or shared office space in premises operated by Marshalsea Hyrdraulics, Ifield Technologies, Nutron Motor Corp., MCSI Consulting Services Inc. and Primary Capital Corp. Marshalsea and Ifield are located in England and the Isle of Man, respectively, whereas Nutron Motors is located in Maine, USA, and MCSI Consulting Services Inc. and Primary Capital Corp. are located in Vancouver, Canada.

We have one full-time employee and between 6 and 12 full and part-time contractors to implement its short-term plans. The Directors have agreed to allocate a portion of their time to the activities of the Company, however, it is expected that conflicts of interest will arise with respect to the limited time commitment by management. As a consequence, the Company intends to pursue new sources of capital and, if successful in securing such capital, expects to hire one or more full time persons or engage the services of additional outside professionals to work with management. The amount of new capital, its intended use, and the terms under which it may be made available are subject to future negotiations and therefore are not presently determinable.

COMPETITION

Competition in general

As is common with the introduction of new technologies in the transportation and automotive industries, competitive advantage is gained by speed of market entry, availability of working capital, technology functionality and adaptability to different applications, access to significant industry partners and customers and, of course, technological innovation and related patent protection. The Company′s greatest advantage is its patented technology; however, many of STI′s competitors may be better financed and have better access to channels of distribution.

Competition with alternative regenerative braking technologies

Our competition comes from a handful of companies who have developed competing regenerative braking systems in response to industry demand for advanced transmission technologies, especially with respect to decreased emissions and increased fuel efficiency.

Automotive OEMs

We are aware of efforts by large automotive OEMs to develop alternative regenerative braking systems. Known initiatives include:

  Honda Motor Company, Ltd., who has been active in the development of hybrid vehicles (for example, the Honda Insight), which has a manual transmission and drivetrain that includes a gasoline-fueled engine, a battery used for supplemental power and regenerative braking and an electric motor/generator. The Insight is targeted towards the passenger vehicle market.

  Toyota Motor Corporation, which has developed electric hybrid vehicles (including the Toyota Prius) that include a regenerative braking system which purportedly recovers approximately 30% of the vehicle′s kinetic energy under braking for storage in the vehicle battery. The Prius is targeted towards the passenger vehicle market.

Other automotive OEMs are actively researching the use of regenerative braking and hybrid technologies to gain competitive advantages in the automotive industry. However, OEMs are typically focusing on the use of regenerative braking technologies in conjunction with electric hybrid vehicles, which the Company believes are fundamentally limited by their reliance on the vehicle battery. Using the vehicle battery for energy storage presents limitations to efficiency, fuel economy and the life of the battery itself under the high current loads required for normal urban driving.

As a result of these limitations, we view large OEMs as ideal target customers as it believes the proprietary SHEP System is the most efficient method known for the recovery of energy created by the braking of a vehicle. Further, the regenerative braking systems being used by automotive OEMs are often sourced from their Tier 1 suppliers, which are also target customers for the Company.

Tier 1 Suppliers

In many cases, Tier 1 suppliers provide their own, internally-developed regenerative braking systems to their OEM clients. For example, STI understands that TRW Automotive (a division of TRW Inc. and one of the major Tier 1 suppliers) has developed an electro-hydraulic braking application for hybrid electric vehicles on behalf of an automotive OEM client in North America. However, Tier 1 suppliers do not typically specialize in regenerative braking technologies. For example, with respect to Eaton Corporation′s ("Eaton") own regenerative braking technology developed for Ford Motor Company′s ("Ford") Hydraulic Power Assist vehicle, Ford instead requested that Eaton use STI′s regenerative braking technology for the development program. As with automotive OEMs, Tier 1 suppliers are target customers for STI as the Company believes it can provide them with the most efficient regenerative braking technology currently available.

Specialized Developers of Regenerative Braking Technologies

We expect to compete with other companies that may enter the market and also expects competition to intensify either through existing or emerging technologies. To this end, the Company has identified a number of small companies that are seeking to develop alternative regenerative braking and energy storage technologies. These competitors can generally be divided into two categories: regenerative braking technologies using alternative storage systems and regenerative braking technologies using hydraulic storage systems.

Alternative regenerative braking technologies

  AFS Trinity Power Corporation ("AFS") ― Based in the US, AFS designs and manufactures flywheel power systems capable of providing stored energy to a vehicle as electrical direct current. This storage system can be applied to hybrid vehicles in regenerative braking systems. Flywheels are a competitive technology for the storing of energy, but require a motor/generator on the flywheel as well as a second motor/generator to provide vehicle traction, adding increased complexity, size, weight and cost as compared to the SHEP System, which uses a single pump/motor and accumulator storage system.

  Transport Energy Systems ("TES") ― Based in Australia, TES has developed two electric hybrid buses that provide regenerative braking. Both buses use electric motors and batteries in addition to gasoline engines and automatic transmissions. The smaller bus uses a hydraulic pump/motor and accumulator, while the larger bus uses a hydraulic driven flywheel to store the braking energy. In this case, the additional hydraulic pump/motor, accumulator and flywheels must be used to overcome the efficiency and life limitations of the battery system for normal braking and acceleration. This company does not appear to be actively developing its technology at this time. TES may be a potential target customer for the Company as the SHEP System can provide a solution to the problems associated with using off-the-shelf hydraulic components to overcome the limitations of battery storage in these electric-hybrid vehicles.

  BAE Systems ― Based in the UK, and a contractor and systems integrator for naval platforms, military aircraft, electronics and other technologies, BAE Systems has reported work on a prototype hybrid electric truck for Federal Express utilizing its HybridDrive™ propulsion system. The truck will employ a regenerative braking system for the capture and reuse of braking energy using a generator driven by the engine and a motor/generator providing drive power with battery energy storage. As with other electric hybrids, the battery technology presents limitations to efficiency and thus fuel economy, and the life of the battery under the high current loads required for normal urban driving.

  Designline ― Based in New Zealand, Designline manufactures a line of hybrid electric buses, two of which have been trialed by the New South Wales Department of Transport on Sydney bus routes. The Designline bus is powered by lead acid batteries. A generator operates on demand and the power system is monitored and controlled by a computer. Regenerative braking assists the conservation of energy and acceleration. As the Designline system is an electric hybrid, it faces the same battery limitations in terms of efficiency, fuel economy and battery life.

  TransiDrive, Inc. ― Based in New York and established in 2000, TransiDrive is a development stage company pursuing commercial development of a regenerative braking technology patented by Robert Lisniansky. The company′s current focus is the building and testing of prototype regenerative braking systems for installation in transit buses in conjunction with the New York State Energy Research and Development Authority. As with TES, BAE Systems and Designline, STI views TransiDrive as a potential target customer for the SHEP System since TransiDrive is also focused on the development of an electric hybrid vehicle with a hydraulic solution to the battery storage limitation problem. Electric hybrid vehicles provide an excellent opportunity for the SHEP System to eliminate the cost, weight and performance problems associated with the use of off-the-shelf industrial hydraulic components currently being utilized by these companies. The Company believes that the SHEP System, already a complete hydraulic system, could be easily integrated with the engine and battery strategy employed by electric hybrid developers.

Hydraulic regenerative braking technologies

  FIBA Canning Inc. ("FIBA") ― Based in Ontario, Canada, FIBA is a supplier of equipment, technology and operators to the industrial natural gas industry in North America. In November 1998, the company received the "Award of Excellence: New Technology Development" from the Ontario Ministry of the Environment for its work on a regenerative braking technology combined with natural gas power in an urban bus. The FIBA technology uses a hydraulic storage system similar to the Company′s that was implemented in a Clean Air Hybrid Bus for the city of Markham, Ontario. FIBA may also be a potential customer for the Company as its primary business is the provision of natural gas engines and systems.

  Permo-Drive Technologies Limited ― An Australian unlisted public company, Permo-Drive is focused on the research and development of regenerative energy management systems for the global commercial vehicle industry, having developed a hydraulic regenerative braking and propulsion system suitable for most heavy vehicles and buses. Fleet testing is due to start in North America in 2003 and the company′s systems have not yet been commercialized. Permo-Drive claims that its system will cut fuel consumption by up to 40% for both new and used vehicles, and that independent tests have demonstrated a 37% reduction in fuel consumption in simulated urban driving cycles. The US Army, which operates a fleet of 246,000 vehicles, has signed an agreement with Permo-Drive to develop and test the system. Permo-Drive is the Company′s closest competitor in that it is the only known company focusing on a unique special-purpose hydraulic regenerative braking solution for vehicles.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and operating results of the Company for the three fiscal years ended December 31, 2002, 2001 and 2000 and should be read in conjunction with the audited consolidated financial statements and related notes attached hereto. (See Item 17 - Financial Statements.) These are the results of the STI business acquired as at September 12, 2002, which for generally accepted accounting principles in the United States of America, require that the historical comparative results of the accounting acquirer become the results of the legal parent (previously Inside Holdings Inc.).

The Company's financial statements included herein were prepared in accordance with generally accepted accounted principles for the United States of America. They also comply, in all material respects, without requiring material adjustments, with the rules and regulations of the Securities and Exchange Commission.

The Company is in the development stage and has limited revenues in its last three fiscal years. In the past, the Company has acquired necessary capital through the limited issuance of its common shares, increasing indebtedness and through advances from related parties. There is no assurance that these sources will continue to be available in future operating periods.

All amounts in the financial statements and in this Form 51-901F are stated in United States Dollars, unless explicitly stated otherwise.

A. OPERATING RESULTS

Year ended December 31, 2002 Compared to Year ended December 31, 2001.

The net loss for 2002 was $1,125,506 compared to a net loss in 2001 of $413,349. The loss increased due to both a decline in revenues from $374,836 to $30,689 and an increase in expenses from $623,924 to $1,136,609. Revenues resulted from a sale of prototype units sold in 2001 and early 2002. The customer′s program completed early in the current fiscal year resulting in a decline in sales. Expenses increased because of fees for the CEO and CFO who joined the Company at the date SHEP Limited was acquired by the Company. Also, professional fees and management fees with respect to the UK operations of SHEP Limited and its subsidiaries and associated costs of the legal parent company (SHEP Technologies Inc.) for the period since the acquisition of SHEP Limited were added as at the date of the SHEP Limited acquisition (September 2002). There have also been other material changes in the nature and amount of expenses incurred relative to comparative periods such as a 119% increase in management fees, an additional $195,524 in investor relations fees (none in 2001), a 231% increase in professional fees due to the acquisition of SHEP Limited in the year, an increase in office and general fees of 93% related to the Vancouver head office and executive offices which were not present in 2001, an increase in labor costs associated with additional work expended in the 2002 year and the assumption of a $32,000 charge for relocation costs with respect to one employee who was moved from Maine, USA back to England in August 2002. Also in 2002, the Company had a stock based compensation charge of $86,000 regarding public company employee options issued in the year ― none of these charges had previously been accrued in prior years while the Company was a private business. Foreign currency fluctuations did not have a significant effect on the results of operations.

Year ended December 31, 2001 Compared to Year ended December 31, 2000.

The Company's net loss for 2001 was $413,349 compared to a net loss of $323,760 for 2000. The primary reason for the increase was an increase in research and development and sales-related travel activity. During 2001 the first sales were realized with $374,836 of sales revenue ($209,547 in gross margin). Fiscal 2001 was the first full year of operations, whereas 2000 was the year of inception of the Company, with only nine months of operations plus incorporation and related administrative duties. During fiscal 2001 a sales person was employed at a cost of an additional $78,800 in salaries and benefits whereas none was incurred in the previous fiscal year.

B. LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, there was a cash balance of $4,253 in the Company, and a working capital deficiency of $268,138. The Company's current working capital is not sufficient to meet its business operating objectives (see the Plan of Operations in Item 4.B above). The Company's ability to satisfy projected working capital requirements is entirely dependent upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company. There is no assurance that the Company will be able to secure the necessary capital on terms acceptable to the Company or at all.

The Company is in the development stage and expects to remain in the development stage for the current operating year. Consequently, no net funds are expected to be generated from operations in the present year.

Capital expenditures in the form of development of a prototype platform vehicle are planned for the next 12 months amounting to $2,300,000. At this time discussions are ongoing with a number of potential sources of funding for this and for other operating requirements in the current operating year (see Plan of Operations in Item 4.B above).

During fiscal years 2000 and 2001, most of the operating capital was derived from capitalization at inception ($523,532), and by related party advances to the Company. As at December 31, 2000, SHEP Limited had been advanced $20,652 by related parties (founding stockholders) and a further $269,404 in related party advances in the year ended December 31, 2001. At December 31, 2001, the Company had a working capital deficiency of $264,041, primarily reflecting funds advanced by its founding stockholders to fund the Company′s working capital requirements in the year ended December 31, 2001. In 2002, the Company was funded by additional related party advances and advances from what is now the legal parent of SHEP Limited, SHEP Technologies Inc. (previously Inside Holdings Inc.).

Prior to Inside Holdings Inc. acquiring SHEP Limited, funds were advanced from its SHEP Limited′s stockholders and from Inside Holdings Inc. SHEP Limited′s stockholders converted their stockholder advances ($504,291) into common shares in SHEP Limited just prior to Inside Holdings Inc. acquiring SHEP Limited.

On October 30, 2002, the Company (formerly Inside Holdings Inc.) closed a private placement of $967,000, selling an additional 1,289,332 shares of the Company′s stock. An amount of $917,000 of these funds was in the form of subscriptions advanced to the Company prior to the SHEP Limited acquisition. The Company utilized $471,935 of these funds to finance SHEP Limited prior to its acquisition by the Company. A further bridge loan of $60,000 was arranged for the Company in December 2002 to continue to fund operations.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Patents and licenses

STI′s technology base includes a number of proprietary and patented technologies relating to the use of the IPM and regenerative braking components. All intellectual property including original patents, provisional patent applications, design specifications, trade secrets, improvements to the technologies, software, contractual provisions with third parties, in-house manufacturing, as well as assembling expertise were assigned to the Company according to the Acquisition Agreement dated May 22, 2002 as amended and completed on September 12, 2002, among Inside Holdings Inc.(now SHEP Technologies Inc.), SHEP Limited, Ifield Technology Limited, Euro Capital Markets Ltd. and Marshalsea Hydraulics. Intellectual property related to the technology for commercialization of the SHEP System is proprietary to the Company under international patent filings PCT/IB01/02785 and PCT/IB01/02784 filed November 28, 2001 by Gowling Lafleur Henderson LLP.

STI expects to reach an agreement to license the Reed Valve Quiet Jet Technology, a technology designed to reduce the noise generated by standard hydraulic transmissions as well as to reduce the erosion of certain mechanical parts, from Hugh Frazer & Associates in 2003. The Reed Valve Quiet Jet Technology has been found to considerably reduce the noise generated by the IPM. STI expects to incorporate this technology into the SHEP System.

The Company charges to operations expenditures and research and development. In the three years ended December 31, 2000, 2001, and 2002, expenditures on research and development were $165,779, $234,127 and $nil respectively.

D. TREND INFORMATION

The Company is in the development stage and is presently continuing research and development of product prototypes to further its business development goals. As a result, there are no trends in production, sales or inventory, the state of the order book or costs and selling prices. For the current financial year, the Company has more than doubled its operating cash requirements and roughly doubled the capital raised. The Company believes this trend will continue subject to the uncertainty of raising additional capital resources through private or public placements.

The sales revenue decrease between the 2001 and 2002 years is indicative of the uncertain nature of sales during the development stage as prototypes are developed and sold to interested parties in the automotive sector. The sales levels will likely continue to be indeterminate until the Company has passed at least another year of operations and succeeded in achieving its current operating objectives (see Plan of Operations ― Item 4.B above).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

None of the Company′s directors or officers are blood relatives and there were and are no arrangements or understandings between any director or officer of the Company and any other person pursuant to which they were selected as a director or officer.

The following are the names, ages and place of residence of the directors and executive officers of the Company and their respective positions with the Company and their principal occupations during the past five years.

Malcolm P. Burke, President, CEO, Director

Malcolm P. Burke, age 60, is a businessman who resides in West Vancouver, Canada. Mr. Burke founded Primary Capital Corp. in 1980 to specialize in investments, acquisition and finance of promising companies including companies in the natural resource, oil and gas, aquaculture and technology fields. Mr. Burke is a director of the Company, having been appointed at the August 12, 2002 annual general meeting and has held the position of President and Chief Executive Officer since that date. Mr. Burke is presently a director of Upgrade Technologies Inc., (OTC Bulletin Board), president and director of JPY Holdings Ltd.(TSX Venture Exchange), and a director of Genesis II Enterprises Ltd. (TSX Venture Exchange).

Tracy A. Moore, CFO, Director

Tracy A. Moore, age 50, is a (Canadian) Chartered Accountant who resides in West Vancouver, Canada. Mr. Moore is a director and the corporate secretary of the Company, having been appointed at the August 12, 2002 annual general meeting. In 1990, he founded and continues to serve as president of MCSI Consulting Group, a Vancouver, BC-based firm specializing in corporate finance matters, strategic planning and business planning services. Mr. Moore has held a number of directorship roles with publicly traded companies over the past five years including with Avance Venture Corp. (October 2000 to May 2002), King Communications International Limited. (June to December 2000 and April 1996 to March 1999), Illusion Systems Inc. (September 2000 to October 2002), and Buffalo Gold Ltd. (February 2003 to present).

Clive A. Bowen, Director

Clive A. Bowen, age 39, resides near London, England and has been a director since April 2003. Mr. Bowen brings an engineering, production and management background in the automotive industry to his role with the Company. Since May 2001 Mr. Bowen has been Business Development Manager at West Surrey Racing Ltd. ("WSR"), a leading British rapid prototyping and automotive engineering firm servicing both the motorsport and mainstream automotive industries. WSR provides solutions from concept through to production, with total vehicle capability and specialist skills in key areas. Mr. Bowen is a director of Middle East Racing Services. From 1992 to 2000 Mr. Bowen was Managing Director of Haldir Ltd, UK Subsidiary of a Saudi Arabian company that provides technical product and brand development. Mr. Bowen held various management and engineering positions, Wright Machinery Company Ltd. and Rolls-Royce plc. Mr. Bowen has a degree in Mechanical Engineering from the University of Portsmouth in the UK.

W. Ray Evans, Director

Mr. Evans, age 70, resides on the Isle of Man in the British Isles and has served as a director since September 2002. He founded UCC Australia Pty Ltd., a hydraulic accessories company. In 1979, Mr. Evans sold UCC to concentrate on the development of Hydraulic Controls Pty Ltd., a company he founded in 1972 specializing in the design, manufacture and marketing of hydraulic valves and hydro-electronics. Upon returning in 1989 to the Isle of Man, Mr. Evans founded Ifield Technology Ltd. when he acquired exclusive worldwide rights to the Ifield regenerative braking system technologies. Concurrently, he became a majority owner of Nutron Motor Company in the US, a manufacturer of hydraulic servo motors. Mr. Evans acquired and served as the Managing Director of Hydrostatic Transmissions Ltd. in the UK from 1991 to 1994. Mr. Evans has also held various senior engineering positions with leading hydraulic companies in England, specializing in hydrostatic transmission development. Mr. Evans studied as an Aeronautical Engineering Apprentice in the Fleet Air Arm of the Royal Navy before continuing on to complete his Higher National Certificate in Mechanical Engineering, and completed eight years as Chief Engineer in charge of jet aircraft on active squadrons.

Peter Robert Humphrey, Director

Mr. Humphrey, age 60, resides in Taunton, Somerset, England and has served as a director since September 2002. For the past 25 years, Mr. Humphrey has been involved in the sales and marketing of various product-based companies and was formally trained as a mechanical engineer. Twenty years of his industrial career was with an international company involved in the manufacture of instrumentation and control equipment, where he served as Sales and Marketing Director and Managing Director for one of its divisions. Mr. Humphrey has experience in the start-up of divisions in Europe and North America, and has been involved with business ventures in countries including India, China and the Middle East. He was also one of two Executive Directors involved in the floatation of Platon International Plc (now Roxspur Plc) on the London Small Capital Stock Market in the early 1980s. Since that time, Mr. Humphrey has worked as a consultant helping small and medium size manufacturing companies, and joined Marshalsea Hydraulics as a stockholder and managing director in 1996.

Betty Anne Loy, Director

Betty Anne Loy, age 46, is a corporate administrator who resides in Vancouver, Canada. She has been a director since August 2002. Ms. Loy has been a corporate administrator with Primary Ventures Corp. since 1986. Ms. Loy has more than twelve years experience in corporate administration of Canadian and US public companies including responsibility for statutory compliance and regulatory filings and manages all aspects of corporate and stockholder communications. Ms. Loy assists the Company in filing various press releases and statutory filings.

B. COMPENSATION

During the year ended December 31, 2002, no cash compensation was paid directly or distributed to any officer or director in their capacity as officer or director of the Company.

No monies were set aside or accrued by the Company during the last three fiscal years and no plan presently exists to provide pension, retirement or similar benefits for directors or officers of the Company.

The Company currently has two executive officers: Malcolm P. Burke, President and Chief Executive Officer; and Tracy A. Moore, Chief Financial Officer and Secretary. Both became executive officers following the Annual General Meeting on August 12, 2002, and both received consulting compensation since their appointments during the fiscal year ended December 31, 2002 as set out below.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2002, 2001 and 2000 in respect of the individuals who were, at December 31, 2002, the Named Executive Officers:

Summary Compensation Table
Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Securi- ties Under Options granted (#) (f)	Restri- cted Shares or Restri- cted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)
Malcolm P. Burke President, Chief Executive Officer	2002 2001 2000	nil N/A N/A	nil N/A N/A	$30,000 N/A N/A	150,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	nil N/A N/A
Tracy A. Moore, CFO, Corporate Secretary	2002 2001 2000	nil N/A N/A	nil N/A N/A	$20,000 N/A N/A	350,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	nil N/A N/A

Option Grants in Last Fiscal Year

The stockholders approved the establishment of a stock option plan on November 22, 2002, at an Extraordinary General Meeting. The Option Plan approved a pool of 2.2 million options for granting at the discretion of the Board of Directors. The Board of Directors approved at the same time awards of options to directors, officers and consultants to the Company amounting to 1 million options with an exercise price of $1.00 per share.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercise of stock options during the fiscal year ended December 31, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:
Name	Securities Acquired on Exercise (#)1	Aggregate Value Realized ($)2	Unexercised Options at Fiscal Year- End (#)3,5 Exercisable/ Unexercisable 5	Value of Unexercised In-the-Money Options at Fiscal Year- End ($)3,4,5 Exercisable/ Unexercisable 5
Malcolm P. Burke	nil	nil	150,000	15,000
Tracy A. Moore	nil	nil	350,000	35,000

  Number of common shares of the Company acquired on the exercise of stock options.

  Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the OTC Bulletin Board.

  The figures relate solely to stock options.

  Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the OTC Bulletin Board on December 31, 2002, less the exercise price of in-the-money stock options.

  All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, other than through the stock option incentive plan, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are reimbursed for their actual out of pocket expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, Malcolm P. Burke and Tracy A. Moore received $9,441 and $26,297, through SOPO Investments Ltd. and MCSI Consulting Services Inc. respectively, in addition to consulting fees listed in the summary compensation table above.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name Peter Humphrey W. Ray Evans Betty Anne Loy	Securities Acquired on Exercise (#)1 nil nil nil	Aggregate Value Realized ($)2 nil nil nil	Unexercised Options at Fiscal Year- End (#)3,5 Exercisable/ Unexercisable 5 150,000 100,000 100,000	Value of Unexercised In-the-Money Options at Fiscal Year- End ($)3,4,5 Exercisable/ Unexercisable 5 15,000 10,000 10,000

  Number of common shares of the Company acquired on the exercise of stock options.

  Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the OTC Bulletin Board.

  The figures relate solely to stock options.

  Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the OTC Bulletin Board on December 31, 2002, less the exercise price of in-the-money stock options.

  All such options are currently exercisable.

There was no re-pricing of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended December 31, 2002.

STOCK PLAN

Stockholders approved the Company's plan pursuant to which the Company may grant incentive options and other stock compensation stock to directors, employees and consultants to purchase up to 2,200,000 common shares of the Company. In conjunction with this approval, one million options were granted at an exercise price of $1.00 per common share for a term of six years from date of grant. The Board of Directors approved an arrangement whereby the Chief Financial Officer would be granted 200,000 options and each board member would also be granted 100,000 options. As well, any member of either the compensation or audit committees would also be granted 25,000 options each, on a cumulative basis.

This 2002 Stock Plan (the "Plan") has the following purposes:

(a) The purpose of the Plan is to provide a means by which selected Employees and Directors of and Consultants to the Company and its Affiliates may be given an opportunity to benefit from increases in value of the common stock of the Company ("Common Stock") through the granting of (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) stock bonuses and (iv) rights to purchase restricted stock, and (v) stock appreciation rights, all as defined below.

(b) The Company, by means of the Plan, seeks to retain the services of persons who are now Employees, Directors or Consultants, to secure and retain the services of new Employees, Directors and Consultants, and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates.

(c) The Company intends that the Stock Awards issued under the Plan shall, in the discretion of the Board of Directors or any Committee to which responsibility for administration of the Plan has been delegated be either (i) Options granted including Incentive Stock Options and Non-statutory Stock Options, or (ii) stock bonuses or rights to purchase restricted stock granted or (iii) stock appreciation rights granted. All Options shall be separately designated Incentive Stock Options or Non-statutory Stock Options at the time of grant, and a separate certificate or certificates will be issued for shares purchased on exercise of each type of Option.

The stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate 2,200,000 shares of Common Stock (determined without giving effect to any stock split) and stock may be reclaimed by the Company and re-issued regarding terminated options. The exercise price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value and options shall not be transferable. The exercise price of each Nonstatutory stock option shall be not less than 85% of the Fair Market value. The total number of shares of stock subject to an Option may, but need not, be allotted in periodic instalments at the discretion of the Board of Directors or the Compensation Committee. Options will terminate on the earliest of (i) the date three months after termination ("Expiration Date"), (ii) 10 years from the date of grant ("Expiration Date"), or (iii) an earlier date as previously agreed upon the by the Board of Directors or the Compensation Committee.

The Company has no compensatory plan or arrangement to compensate directors or officers of the Company in the event of their termination or following a change in control of the Company.

C. BOARD PRACTICES

The Company's Board of Directors is normally elected by the stockholders at each annual general meeting and typically holds office until the next annual general meeting at which time they may be re-elected or replaced. The current Board of Directors was appointed effective at the annual general meeting held on August 12, 2002, with the exception of Mr. Bowen who was welcomed to the Board of Directors by the existing directors on April 30, 2003.

Malcolm P. Burke was appointed as President and Chief Executive Officer, and Tracy A. Moore as Chief Financial Officer and Secretary on August 12, 2002. They hold these respective offices at the discretion of the Board of Directors.

The Board of Directors appoints committees to help carry out its duties. In particular, board committees work on key issues in greater detail than would be possible at full board meetings. Each committee reviews the results of its meetings with the full board.

There are no director service contracts that provide for benefits upon termination of service.

During the period ended December 31, 2002, the Board of Directors established the following committees:

Audit Committee

The audit committee is currently composed of the following directors:

Malcolm P. Burke (ex officio)
Peter Humphrey
Tracy A. Moore (ex officio)

The Board of Directors has determined that Mr. Humphrey is "independent" within the meaning of the National Association of Securities Dealers, Inc.'s listing standards. Due to their services as Chief Executive Officer and Chief Financial Officer, Mr. Burke and Mr. Moore, respectively, would not be deemed independent; however, their service on the Audit Committee is ex officio and advisory in nature. For this purpose, an audit committee member is deemed to be independent if he does not possess any vested interests related to those of management and does not have any financial, family or other material personal ties to management.

The audit committee met on one occasion during fiscal 2002, which meeting was attended by all of its members. The committee is responsible for accounting and internal control matters. The audit committee:

  reviews with management, the internal auditors and the independent auditors policies and procedures with respect to internal controls reviews significant accounting matters

  approves the audited financial statements prior to public distribution approves any significant changes in accounting principles or financial reporting practices reviews independent auditor services

  recommends to the Board of Directors the firm of independent auditors to audit the Company′s consolidated financial statements.

In addition to its regular activities, the audit committee is available to meet all of the independent accountants, controllers or internal auditors whenever a special situation arises.

Compensation Advisory Committee

The compensation advisory committee is currently composed of the following directors:

Malcolm P. Burke (ex officio)
Peter Humphrey
Tracy A. Moore (ex officio)

The Company′s Chief Executive Officer and Chief Financial Officer, Malcolm P. Burke and Tracy A. Moore, respectively, serve as ex officio members of the compensation advisory committee. The compensation advisory committee met on one occasion during fiscal 2002, which meeting was attended by all of its members. The compensation advisory committee:

  recommends to the Board of Directors the compensation and cash bonus opportunities based on the achievement of objectives set by the compensation advisory committee with respect to the Company′s chairman of the Board and president, its Chief Executive Officer and the other executive officers administers the Company′s compensation plans for the same executives determines equity compensation for all employees

  reviews and approves the cash compensation and bonus objectives for the executive officers reviews various matters relating to employee compensation and benefits

Any transactions between the Company and its officers, directors, principal stockholders, or other affiliates have been and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties on an arms-length basis and will be approved by a majority of the Company's independent, outside disinterested directors.

D. EMPLOYEES

The Company has one full time employee.

E. SHARE OWNERSHIP

As of May 1, 2003, the present directors and senior management of the Company, as a group own, directly or indirectly, a total of 4,035,945 shares representing approximately 18% of the issued and outstanding common shares, as follows:
TITLE OF CLASS	IDENTITY OF PERSON	AMOUNT	PERCENT OWNED OF CLASS (3)
Common Common Common Common Common Common	Malcolm P. Burke Tracy A. Moore Betty Anne Loy Clive Bowen Peter Humphrey Ray Evans	(1) 463,000 - 70,000 - 393,850 (2) 3,109,095	2.1 - 0.3 - 1.8 13.8
Percentages Based on Total Common Shares Outstanding		22,471,182	100.0%

(1) 100,000 Shares are held indirectly through SOPO Investments, and 63,000 shares are held indirectly through Primary Venture Capital, private companies, the shares of which are controlled by Malcolm P. Burke.

(2) Shares are held indirectly through Ifield Technology Limited, a private company, the shares of which are controlled by Ray Evans.

(3) Based on 22,471,182 shares issued and outstanding as of May 1, 2003.

All common shares of the Company have equal voting rights.

There are no outstanding options or warrants to purchase securities from the Company and no present arrangements to grant options to any director, officer or employee of the Company. There are also no compensation plans or arrangements for any of the directors or officers of the Company at the present time.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR STOCKHOLDERS

To the best of the Company's knowledge, it is not indirectly owned or controlled by any other corporation or foreign government except as disclosed below.

As of May 1, 2003, there are no persons or groups known to the Company to be the owners of more than 5% of the Company's issued and outstanding shares except as disclosed below:
			PERCENT OWNED OF CLASS (5) (1) 14.2% (2) 6.7% (3) 6.7% (4) 13.8% (5) 19.6%
TITLE OF CLASS Common Common Common Common Common	IDENTITY OF PERSON Kevin Winter Eric Collins Richard King Ray Evans CDS & Co.	AMOUNT 3,182,000 1,500,000 1,500,000 3,109,095 4,395,696
Total Common Shares Outstanding		22,471,182	100.0%

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

(4) Shares are held indirectly through Ifield Technology Limited, a private company, the shares of which are controlled by Ray Evans.

(5) CDS & Co. is a clearing house reporting for broker-dealers holding shares in nominee accounts.

(6) Based on 22,471,182 shares issued and outstanding as of May 1, 2002.

None of the above persons have different voting rights from other stockholders of the Company. All of the common shares of the Company have equal voting rights.

B. RELATED PARTY TRANSACTIONS

Fees and Other Payments

The Company′s results of operations for the last three years include paid or accrued expenses as summarized below:
	Fees	Rent and Office Costs	Research and Development	Total
Ifield Technologies Marshalsea Hydraulics Euro Capital Markets Ltd. SOPO Investments (1) MCSI Consulting (2) BALCO Holdings Inc. Total	$103,724 $63,039 $88,353 $30,106 $56,821 $11,756 --------- 353,799 =========	$17,025 $ - $ - $ - $ - $ - ------- $17,025 =======	$ - $ - $ - $ - $ - $ - ------ $ - ======	$120,749 $63,039 $88,353 $30,106 $56,821 $11,756 -------- $370,824 ========

  Includes amounts paid in respect of services provided by Malcolm P. Burke disclosed in Item 6B.

  Included amounts paid in respect of services provided by Tracy A. Moore disclosed in Item 6B.

Ifield Technologies Marshalsea Hydraulics	Fees -------- $ - $108,863 -------- $108,863	Rent -------- $14,798 $ - -------- $14,798	Research and Development ------------ $ - $ - ---------- $ -	Total -------- $ 14,798 $108,863 -------- $123,661

For the year ended December 31, 2000
Ifield Technologies	Fees -------- $74,675 ========	Rent -------- $22,403 ========	Research and Development ------------ 165,779 ============	Total -------- $262,857 ========

Settlement of Debt

The founding stockholders of SHEP Limited agreed to settle all amounts owing to them for fees, services and costs incurred by them on August 29, 2002.

Ifield Technologies Mashalsea Hydraulics Eurocapital Ventures Total	$ -------- 140,830 102,863 260,598 -------- 504,291 ========	Number of Shares --------- 1,843,138 1,346,238 3,410,624 --------- 6,600,000 ==========

Debt Forgiveness

In the year ended December 31, 2002, certain stockholders of SHEP Technologies, Inc. (Delaware) forgave amounts due to them. Primary Capital Corp., a corporation controlled by Malcolm P. Burke, STI′s President and CEO, forgave indebtedness of $31,388. Euro Capital Markets Ltd. was a significant stockholder of SHEP Limited before its transaction with Inside Holdings Inc.

Amounts due to Related Parties

At December 31, the Company owed related parties certain amounts as set out below:

For the year ended December 31, 2002
Ifield Technologies Marshalsea Hydraulics Euro Capital Markets Ltd. SHEP Technologies, Inc. (Delaware) SOPO Investments MCSI Consulting BALCO Holdings Inc. Total	2002 -------- $ - $ - $ - $ - $ - $ - $ - -------- $ - ========	2001 ----------- $ 119,803 $ 99,392 $ 40,681 $ 30,000 $ - $ - $ - ----------- $ 290,056 ===========

Note ― certain related party balances payable in the normal course of business have been disclosed separately as an amount of $169,618 on our balance sheet as at December 31, 2002 with the description "Accounts payable and accrued liabilities ― related parties".

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

The Company's audited consolidated financial statements for the fiscal year ended December 31, 2002, with comparative balance sheets for 2001 and 2000, and results of operations for the years ended December 31, 2002 and 2001, and for the period from inception on January 6, 2000 to December 31, 2000, together with the auditors' report are included in this Annual Report under Item 17 and incorporated herein by reference. These financial statements were prepared in accordance with generally accepted accounted principles in the United States of America. They also comply, in all material respects, with rules and regulations of the Securities and Exchange Commission, as noted in the Company′s financial statements.

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

B. SIGNIFICANT CHANGES

At the August 12, 2002 annual general meeting, the three incumbent directors were re-elected to the Board of Directors and three additional directors were also appointed. At the September 12, 2002 closing of the acquisition of SHEP Limited, the three re-elected incumbent directors resigned from the Board of Directors and two new directors, W. Ray Evans and Peter Humphrey, joined the board. Mr. Clive Bowen subsequently joined the Board of Directors on April 30, 2003.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

4. DISCLOSURE REGARDING PRICE HISTORY OF SHEP TECHNOLOGIES INC. COMMON STOCK

The Company′s stock has been traded on the OTC Market as SHEP Technologies Inc. since October 7, 2002, although the Company traded on the OTC Market as Inside Holdings Inc. from December 2001 to October 6, 2002. The Company′s stock has also been traded on the Berlin Stock Exchange since November 2002. The Company′s shares have not traded on any other public exchange or market.

The following stock price quotations are based on prices reported on the OTC Bulletin Board.

FIVE MOST RECENT YEARS ― ANNUAL HIGHS AND LOWS
LOW ------ 1998 n/a 1999 n/a 2000 n/a 2001 0.05 2002 0.10	HIGH ------ n/a n/a n/a 0.10 1.50
TWO MOST RECENT FULL FINANCIAL YEARS ― QUARTERLY HIGHS AND LOWS
Quarter ended Quarter ended Quarter ended Quarter ended Quarter ended Quarter ended Quarter ended Quarter ended	March 31, 2001 June 30, 2001 September 30, 2001 December 31, 2001 March 31, 2002 June 30, 2002 September 30, 2002 December 31, 2002	LOW -------- n/a n/a n/a 0.05 0.10 0.15 0.30 0.92	HIGH ------- n/a n/a n/a 0.10 0.15 1.02 1.50 1.30

MOST RECENT SIX MONTHS ― MONTHLY HIGHS AND LOWS
Month ended Month ended Month ended Month ended Month ended Month ended	November 30, 2002 December 31, 2002 January 31, 2003 February 28, 2003 March 31, 2003 April 30, 2003	LOW ----- 0.92 1.01 1.25 1.55 1.25 0.88	HIGH ----- 1.08 1.30 1.78 1.90 1.73 1.23

B. PLAN OF DISTRIBUTION

Not Applicable

C. MARKETS

The Company′s common shares trade over the counter on the National Association of Securities Dealers ("NASD") Over The Counter market ("OTC") under the ticker symbol STLOF and on the Berlin Stock Exchange under the ticker symbol IH3, however, there is no assurance that a market for the common shares of the Company will ever develop in the United States, Germany or elsewhere and, if such a market does develop, that it will continue. The Company believes that having its common shares eligible to trade on the OTC and on the Berlin Stock Exchange enhances its ability to secure the requisite capital to carry out its business plans and strategies.

The OTC Bulletin Board is a quotation medium for brokers who are members of the NASD, in contrast to a national or regional stock exchange where shares are traded. The OTC Bulletin Board operates through the communication of bids, offers and confirmations between broker-dealers who are NASD members.

D. SELLING STOCKHOLDERS

Not applicable

E. DILUTION

Not applicable

F. EXPENSES OF ISSUE

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. STOCK CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required by this section has been included in the Company's previously filed registration statement on Form 20-F, as amended, which was filed with the SEC on March 23, 2001.

C. MATERIAL CONTRACTS

The Company entered into a consulting fees agreement with Pemcorp ("the Pemcorp Agreement") effective August 1, 2000, for the payment of $2,500 per month for general management services for researching, identifying and negotiating with prospective business acquisitions. Pemcorp is a private Canadian company controlled by William D. McCartney and the late Leonard Petersen, both of whom became directors of the Company on September 6, 2000 and resigned on February 28, 2002. The Company subsequently cancelled the Pemcorp Agreement effective November 30, 2001 with Pemcorp′s consent.

During the course of the Pemcorp Agreement, the Company entered into an agreement on May 1, 2000, for consideration of $40,000 to purchase the assets of Inside.com. The Company concluded it would be unable to secure the necessary capital to pursue the operations of Inside.com and exited the Inside.com business effective January 2002. The Inside.com Vendor agreed to settle all unpaid amounts owing through the issuance of shares of the Company.

On May 22, 2002, the Company entered into a Letter Agreement, amended on July 12, 2002,(collectively "the SHEP Agreement") to acquire all of the issued and outstanding securities of SHEP Limited, one wholly owned subsidiary (SHEP Technology Inc. ― incorporated in Maine), SHEP Technologies, Inc. (incorporated in Delaware) and certain operating assets from Ifield Technology Limited. Under the terms of the SHEP Agreement, the Company would acquire all of SHEP Limited′s outstanding securities in exchange for 10,600,000 shares of common stock of Inside Holdings Inc. (now SHEP Technologies Inc.) and would endeavor to raise $1.5 million in gross proceeds through private placement of its equity securities with a minimum of $500,000 to be raised prior to closing the transaction. These agreements are summarized in Item 4.A under the sub-heading "HISTORY AND DEVELOPMENT OF THE COMPANY".

The SHEP Agreement

The Company agreed to complete the acquisition of SHEP Limited under the terms of the SHEP Agreement on September 12, 2002, upon the additional condition that the combined businesses′ (The Company and SHEP Limited′s) working capital deficiency not exceed $275,000. On August 29, 2002, the amounts owing by SHEP Limited to: Ifield Technology Limited, Marshalsea Hydraulics Limited, and Euro Capital Markets Limited, totalling $504,291, were converted into common stock of SHEP Limited.

The Company also agreed as a condition of the acquisition of SHEP Limited that it would acquire certain assets ("the Ifield Assets") from Ifield Technology Limited, including inventory, fixed assets, patents, design drawings, and related assets, amounting in aggregate to $292,118. These funds were advanced by the Company to SHEP Limited and released from a trust account upon closing the acquisition on September 12, 2002.

SHEP Limited agreed to settle all amounts owing by SHEP Limited to Ifield Technologies Limited, Marshalsea Hydraulics Limited and Euro Capital Markets Limited (collectively "SHEP Founding Stockholders") in advance of the acquisition, through the issuance of SHEP Limited common shares. On August 29, 2002, SHEP Limited issued a total of 6.6 million shares of common stock to settle the amount of $504,291 owing to "SHEP Founding Stockholders".

Upon completion of the SHEP Limited acquisition, the Company reviewed the material agreements of SHEP Limited and considers the following agreements "Material Contracts" of SHEP Limited. These are included in the Exhibits as Exhibit 1 through 4:

Ifield, Ray Evans Services Agreement

On January 1, 2001, SHEP Limited entered into an Agreement with Ifield Technology Limited for the services of Ray Evans for a period of three years, for annual compensation of 75,000 lbs.(approximately US$112,000) in year one, and 85,000 lbs.(approximately $127,000) for each of years two and three. Monthly payments are to be made on the first day of each month over the three year period ending December 31, 2003.

Investor Relations Agreement

On August 15, 2002 the Company entered into a four month Investor Relations Agreement with Sundar Communications Group Inc. ("the Sundar Agreement") under which the Company would receive investor relations, marketing services, advertising coordination, public relations and public report dissemination, for a period from August 15, 2002 to December 14, 2002. For services under the Sundar Agreement, the Company would pay a fee of $10,000 per month or $40,000 in total over the term of the agreement.

Jack Wynn Agreement

Were entered into an agreement with Jack Wynn & Co, Inc. for general investor relations services for a period of nine months beginning in December 2002 for a fee of $6,000 per month. However, the agreement was terminated after only two months of services. The Company had advanced $12,000 as a deposit on the agreement, and that was utilized to pay for the two months of services rendered.

Bridge Loan Agreement

On December 31, 2002, the Company entered into a Bridge Loan agreement with ICH Limited which consists of a $60,000 loan bearing interest at 8% per annum, unsecured and due on the earlier of January 31, 2004 or on the date the Company receives debt or equity financing of at least $1,000,000.

D. EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's shares. Any such remittances, however, are subject to withholding tax.

There are no limitations under the laws of Canada, the Yukon Territory or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the shares of the Company. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non-Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds C$5 million. Also, certain transactions are specifically exempted from review.

E. TAXATION

The following information concerning the taxation of dividends and capital gains is intended as a summary only. Actual taxation of dividends and capital gains to stockholders could vary materially from the description contained herein. It should not be viewed as tax advice and should not be relied upon as authoritative or comprehensive. Stockholders should consult professional tax advisers on the tax consequences of dividends or capital gains should they occur.

TAXATION ON DIVIDENDS

Generally, cash dividends paid by Canadian corporations to non-resident stockholders are subject to a withholding tax of 25 percent. However, pursuant to Article X[2] of the Canada-United States tax treaty, dividends paid to a resident are only subject to a 15 percent withholding tax. Further, if the United States resident is a company which owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 5 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 10 percent withholding tax pursuant to Article XI[2] of the Canada-United States tax treaty.

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

Holders of common shares of the Company should seek independent advice from their own professional tax advisers with respect to the Canadian Income Tax consequences arising from the holding of Common Shares of the Company.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

All documents concerning the Company which are referred to in this Annual Report are available for inspection at the offices of MCSI Consulting Services Inc.: 609 Granville Street, Suite 880, Vancouver, Canada, V7Y 1G5. Telephone 604-685-5535, Facsimile 604-685-6940.

I. SUBSIDIARY INFORMATION

Full particulars of information on subsidiaries are provided at Item 4.C.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not hold financial instruments that are subject to market risk on account of changes in interest rate, foreign currency exchange rates or commodity prices.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

Malcolm P. Burke, President and Chief Executive Officer of STI, and Tracy A. Moore, Chief Financial Officer of STI, have established and are currently maintaining disclosure controls and procedures for the Company. The disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to them as soon as it is known by others within the Company.

The Company′s President and Chief Executive Officer and Chief Financial Officer conduct an update and a review and evaluation of the effectiveness of the Company's disclosure controls and procedures and have concluded, based on their evaluation within 90 days of the filing of this Report, that the Company′s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that the Company is required to disclose in its reports filed under the Securities Exchange Act of 1934. There have been no significant changes in the Company′s internal controls or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation.

ITEM 16

A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an independent audit committee financial expert serving on its audit committee. To date, the Company′s Board of Directors has been selected for engineering and financing expertise. As the Company′s operations develop, it plans to augment the existing board members with a director who would qualify as an independent audit committee financial expert.

B. CODE OF ETHICS

The Company has not adopted a code of ethics but is developing one that it plans to adopt in the current fiscal year.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's Financial Statements, Auditors′ Reports, and Notes to the Financial Statements, which are required to be filed hereunder, are contained on pages 4 through 76 as follows: "Financial Statements" which include the following statements:

  Independent Auditors′ Report (Current Year) ― Davidson & Company
  Independent Auditors′ Report (Prior Years) ― Albert Goodman
  Consolidated Balance Sheets as at December 31, 2002 and December 31,.2001
  Consolidated Statements of Operations for the years ended December 31,2002, 2001, from inception on January 6, 2000 to December 31, 2000 and Cumulative Amounts from inception on January 6, 2000 to December 31, 2002
  Consolidated Statements of Stockholders′ Equity for the period from inception to December 31, 2002,
  Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, from inception on January 6, 2000 to December 31, 2000 and Cumulative Amounts from inception on January 6, 2000 to December 31, 2002

(7) Notes to the Financial Statements

SHEP TECHNOLOGIES INC.

(formerly Inside Holdings Inc.)

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

DECEMBER 31, 2002


DAVIDSON & COMPANY
CHARTERED ACCOUNTANTS
A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of

SHEP Technologies Inc.
(formerly Inside Holdings Inc.)
(A Development Stage Company)

We have audited the accompanying consolidated balance sheet of SHEP Technologies Inc. (formerly Inside Holdings Inc.) as at December 31, 2002 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year then ended and the cumulative amounts from inception on January 6, 2000 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and the consolidated results of its operations and its cash flows for the year then ended and the cumulative amounts from inception on January 6, 2000 to December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has no established source of revenue. This matter raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to this matter is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Vancouver, Canada May 1, 2003	"DAVIDSON & COMPANY" Chartered Accountants

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
SHEP Limited
(A Development Stage Company)

We have audited the accompanying consolidated balance sheet of SHEP Limited as at December 31, 2001 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year ended December 31, 2001, the period from inception on January 6, 2000 to December 31, 2000 and the cumulative amounts from inception on January 6, 2000 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2001 and the consolidated results of its operations and its cash flows for the year ended December 31, 2001, the period from inception on January 6, 2000 to December 31, 2000 and the cumulative amounts from inception on January 6, 2000 to December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has no established source of revenue. This matter raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to this matter is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Taunton, England June 19, 2002
"Albert Goodman" Chartered Accountants

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)

		2002	2001
ASSETS
Current
Cash and cash equivalents		$ 4,253	$ 44,592
GST and VAT receivable		20,725	116
Inventory		202,015	6,237
Prepaid expenses		98,649	-
Total current assets		325,642	50,945
Capital assets (Note 7)		84,154	44,846
Intangible assets (Note 6)		87,124	-
Total assets		$ 496,920	$ 95,791
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$ 364,162	$ 24,930
Accounts payable and accrued liabilities ― related parties		169,618	-
Loan payable (Note 8)		60,000	-
Due to related parties (Note 9)		-	290,056
Total current liabilities		593,780	314,986
Stockholders' deficiency
Capital stock (Note 10)
Authorized
100,000,000	common shares, without par value
Issued and outstanding
21,637,280	common shares (2001 - 4,000,000)	21,637	4,000
Additional paid-in capital		1,777,861	519,532
Cumulative translation adjustment		(33,743)	(5,618)
Deficit accumulated during the development stage		(1,862,615)	(737,109)
Total stockholders′ deficiency		(96,860)	(219,195)
Total liabilities and stockholders′ deficiency		$ 496,920	$ 95,791
On behalf of the Board:
"Tracy A. Moore"	Director	"Malcolm P. Burke"	Director

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)

	Cumulative Amounts From Inception on January 6, 2000 to December 31,	Year Ended December 31,	Year Ended December 31,	From Inception on January 6, 2000 to December 31,
	2002	2002	2001	2000
SALES	$ 405,517	$ 30,681	$ 374,836	$ -
COST OF GOODS SOLD	185,093	19,804	165,289	-
GROSS PROFIT	220,424	10,877	209,547	-
EXPENSES
Depreciation	44,430	23,506	12,625	8,299
Research and development	234,127	-	234,127	-
Research and development ― related parties (Note 12f)	165,779	-	-	165,779
Selling, general and administrative (Note 14)	1,050,031	742,279	253,511	54,241
Selling, general and administrative ― related parties (Note 14)	591,563	370,824	123,661	97,078
	2,085,930	1,136,609	623,924	325,397
Loss before other income	(1,865,506)	(1,125,732)	(414,377)	(325,397)
OTHER INCOME
Interest income	2,891	226	1,028	1,637
Loss for the period	$(1,862,615)	$(1,125,506)	$(413,349)	$(323,760)
Basic and diluted loss per share		$ (0.09)	$(0.10)	$(0.09)
Weighted average number of common shares outstanding		13,041,392	4,000,000	4,000,000

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS′ EQUITY (DEFICIENCY)
(Expressed in United States Dollars)

	Common Stock		Addi- tional Paid-in Capital	Cumula- tive Transla- tion Adjust- ment	Deficit Accumul-ated During the Develop-ment Stage	Total
	Number of Shares	Amount
Balance, January 6, 2000
(date of inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issued in January 2000
for cash at $0.1309 per share	4,000,000	4,000	519,532	-	-	523,532
Loss for the period	-	-	-	-	(323,760)	(323,760)

Balance, December 31, 2000	4,000,000	4,000	519,532	-	(323,760)	199,772
Cumulative translation adjustment	-	-	-	(5,618)	-	(5,618)
Loss for the year	-	-	-	-	(413,349)	(413,349)

Balance, December 31, 2001	4,000,000	4,000	519,532	(5,618)	(737,109)	(219,195)
Assumption of liabilities on acquisition of subsidiary (Note 5)	-	-	(325,267)	-	-	(325,267)
Forgiveness of debt (Note 5)	-	-	166,177	-	-	166,177
Common stock issued in August 2002 for
Settlement of debts at $0.0764 per
Share (Note 9)	6,600,000	6,600	497,691	-	-	504,291
Common stock issued in September 2002 on recapitalization (Note 4)	9,747,948	9,748	(131,983)	-	-	(122,235)
Common stock issued in October 2002 at a price of $0.75 per share	1,289,332	1,289	965,711	-	-	967,000
Stock-based compensation for options
Issued in November 2002 (Note 11)	-	-	86,000	-	-	86,000
Cumulative translation adjustment	-	-	-	(28,125)	-	(28,125)
Loss for the year	-	-	-	-	(1,125,506)	(1,125,506)

Balance, December 31, 2002	21,637,280	$21,637	$1,777,861	$(33,743)	$(1,862,615)	$(96,860)

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

	Cumulative Amounts From Inception on January 6, 2000 to December 31,	Year Ended December 31,	Year Ended December 31,	From Inception on January 6, 2000 to December 31,
	2002	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the period	$(1,862,615)	$(1,125,506)	$(413,349)	$(323,760)
Adjustment to reconcile loss to net cash used:
Depreciation	44,430	23,506	12,625	8,299
Consulting fees paid by issuance of stock options	86,000	86,000	-	-
Changes in non-cash working capital items:
(Increase) decrease in GST and VAT receivable	(18,285)	(18,169)	11,850	(11,966)
Increase in inventory	(186,375)	(180,138)	(6,237)	-
Increase in prepaid expenses	(92,790)	(92,790)	-	-
Increase in accounts payable and accrued liabilities	305,522	280,592	20,987	3,943
Net cash used in operating activities	(1,724,113)	(1,026,505)	(374,124)	(323,484)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of capital assets	(121,027)	(55,257)	(3,302)	(62,468)
Acquisition of intangible assets	(80,321)	(80,321)	-	-
Net cash used in investing activities	(201,348)	(135,578)	(3,302)	(62,468)

- Continued -

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

	Cumula- tive Amounts From Inception on January 6, 2000 to December 31,	Year Ended December 31,	Year Ended December 31,	From Inception on January 6, 2000 to December 31,
	2002	2002	2001	2000
Cont′d
CASH FLOWS FROM
 FINANCING ACTIVITIES

Capital stock issued for cash	573,532	50,000	-	523,532
 Advances received from the Company prior to
  Recapitalization (Note 4)
	452,439	452,439	-	-
Loan payable	60,000	60,000	-	-
Amounts received from related parties	494,900	204,844	269,404	20,652
 Cash acquired on recapitalization and acquisition
 (Notes 4 and 5)
	382,586	382,586	-	-
Net cash provided by financing activities	1,963,457	1,149,869	269,404	544,184
Effect of exchange rate changes on cash and cash equivalents	(33,743)	(28,125)	(5,618)	-
Change in cash and cash equivalents
 for the period
	4,253	(40,339)	(113,640)	158,232
Cash and cash equivalents, beginning of period	-	44,592	158,232	-
Cash and cash equivalents, end of period	$ 4,253	$ 4,253	$ 44,592	$158,232
Cash paid during the period for:
Interest expense	$ -	$ -	$ -	$ -
Income taxes	-	-	-	-

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.


SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
DECEMBER 31, 2002

1. HISTORY AND ORGANIZATION OF THE COMPANY

SHEP Technologies Inc. (formerly Inside Holdings Inc.) (the "Company") was formed on July 7, 1992 under the laws of the province of British Columbia, Canada. Effective October 6, 2000, the Company changed its governing jurisdiction from the Province of British Columbia to the Yukon Territory, Canada. In September 2002, the Company was a public shell company, defined as an inactive, publicly quoted company with nominal assets and liabilities.

On September 12, 2002, the Company acquired all the issued and outstanding capital stock of SHEP Limited consisting of 10,600,000 shares. As consideration, the Company issued 10,600,000 common shares to the former stockholders of SHEP Limited and control of the combined companies passed to the former stockholders of SHEP Limited. The acquisition was accounted for as a recapitalization of the Company (Note 4).

The consolidated statements of operations, stockholders' equity (deficiency) and cash flows of the Company prior to September 12, 2002 are those of SHEP Limited. The Company′s consolidated date of incorporation is considered to be January 6, 2000, the date of inception of SHEP Limited. Following the acquisition, the Company changed its name from Inside Holdings Inc. to SHEP Technologies Inc.

During the current year and prior to the recapitalization of the Company, SHEP Limited acquired all the issued and outstanding capital stock of another company, SHEP Technologies, Inc., a Delaware Corporation ("SHEP Delaware") (Note 5).

SHEP Limited is an Isle of Man incorporated company whose principal business activity is the development of stored hydraulic energy propulsion technology. SHEP Limited has another wholly-owned subsidiary, SHEP Technology, Inc., a Maine Corporation ("SHEP Maine"). SHEP Limited is considered to be a development stage company as it has not generated significant revenues from operations.

2. GOING CONCERN

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock and debt. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

2. GOING CONCERN

	2002	2001
Deficit accumulated during the development stage	$(1,862,615)	$(737,109)
Working capital (deficiency)	(268,138)	(264,041)

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries SHEP Limited, SHEP Maine and SHEP Delaware. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash equivalents include highly liquid assets with an original maturity of three months or less.

Inventory

Inventory, consisting primarily of finished goods, is recorded at the lower of cost and net realizable value. Cost is determined on a specific item basis.

Capital assets

Capital assets, consisting of machinery and equipment, are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over a period of five years.

Intangible assets

Intangible assets are recorded at cost and amortized using the straight-line method over the life of the patent which is 20 years from the date of the application of the patent or 17 years from the date of grant, whichever is longer. As at December 31, 2002, intangible assets consisted primarily of patent applications that will be amortized on a straight-line basis over the remaining term of the 20 year period, which commenced on the date the patent applications were filed.

The carrying value of intangible assets is evaluated for potential impairment on an annual basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows of intangible assets as well as market related values among other things. If the carrying value of intangible assets exceeds fair value, the carrying value of intangible assets will be written down to fair value in the year the impairment occurs.

Revenue recognition

The Company recognizes revenue from the sale of hydraulic energy transfer technology when the technology products are sold, services are performed and collection is reasonably assured.

Foreign currency translation

The functional currencies of the Company′s foreign subsidiaries are their respective local currencies. The financial statements maintained in local currencies are translated to United States dollars using period-end rates of exchange for assets and liabilities and average rates during the period for revenues and expenses. Translation gains and losses are accumulated as a separate component of stockholders′ equity (deficiency). Net gains and losses from foreign currency transactions are included in the consolidated statements of operations and were not significant during the periods presented.

Income taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expenses (benefits) result from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Loss per share

Basic loss per share is computed by dividing the loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted loss per share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At December 31, 2002, 2001 and 2000, the total number of potentially dilutive shares excluded from loss per share is 1,644,666, Nil and Nil, respectively.

Stock-based compensation

Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

The following table illustrates the effect on loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Cumulative Amounts From Inception on January 6, 2000 to December 31, 2002	Year Ended December 31, 2002	Year Ended December 31, 2001	From Inception on January 6, 2000 to December 31, 2000
Loss, as reported	$(1,862,615)	$(1,125,506)	$(413,349)	$(323,760)
Add: Total stock-based employee compensation expense included in loss, as reported determined under APB 25, net of related tax effects	-	-	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(770,000)	(770,000)	-	-

Pro-forma loss	$(2,632,615)	$(1,895,506)	$(413,349)	$(323,760)
Basic and diluted loss per share, as reported		$(0.09)	$(0.10)	$(0.09)
Basic and diluted loss per share, pro-forma		$(0.15)	$(0.10)	$(0.09)

Comparative figures

Certain comparative figures have been reclassified to conform with the current year′s presentation.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions ― an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation ― Transition and Disclosure ― an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

The adoption of these new pronouncements did not or is not expected to have a material effect on the Company's consolidated financial position or results of operations.

4. RECAPITALIZATION

On September 12, 2002, the Company acquired all the issued and outstanding capital stock of SHEP Limited consisting of 10,600,000 shares and, accordingly, the Company is considered to be the legal acquirer. As consideration, the Company issued 10,600,000 common shares to the former stockholders of SHEP Limited. Control of the combined companies passed to the former stockholders of SHEP Limited and therefore SHEP Limited is considered the accounting acquirer. Consequently, the consolidated statements of operations, stockholders' equity (deficiency) and cash flows include SHEP Limited′s results of operations, deficit and cash flows from January 6, 2000 (date of inception) and the Company's results of operations and cash flows from September 12, 2002. The issued number of shares of common stock is that of the Company. The acquisition was accounted for as a recapitalization of the Company.

At the date of acquisition, the fair market value of the net assets of the Company was negative as follows:

Cash and cash equivalents	$ 382,528
GST receivable	2,440
Prepaid expenses	5,859
Accounts payable and accrued liabilities	(48,501)
342,326
Due from SHEP Limited	452,439
794,765
Stock subscriptions received in advance	(917,000)
Net liabilities assumed	$ (122,235)

Pro-forma financial information is not presented since the combination is a recapitalization and not a business combination.

5. Business combination with SHEP DELAWARE

On June 3, 2002, the Company acquired all the issued and outstanding capital stock of SHEP Delaware. As consideration, the Company paid $1.

The acquisition of SHEP Delaware has been accounted for by the purchase method. At the date of acquisition, the value of SHEP Delaware′s net assets were negative. Accordingly, the net liabilities assumed were recorded at their book values with a corresponding reduction of additional paid-in capital of the Company as follows:

Cash	$ 58
Due from SHEP Maine	30,000
Accounts payable and accrued liabilities	(179,757)
Due to related parties	(125,568)
Note payable	(50,000)
Net liabilities assumed	$ (325,267)

Settlement of debts

On June 30, 2002, the related parties and the holder of the note payable agreed to forgive debts owing to them by SHEP Delaware in exchange for receiving previously issued shares of the Company from existing stockholders. The amounts forgiven of $166,177, consisting of a note payable of $50,000 and amounts due to related parties of $116,177, has been recorded as a contribution of additional paid-in capital. The related parties are significant stockholders of the Company.

6. ASSET ACQUISITION ― RELATED PARTY

During the current year, the Company acquired certain assets from a significant stockholder of the Company for cash consideration as follows:

Inventory	$ 156,540
Capital assets	55,257
Intangible assets	80,321

$ 292,118

7. CAPITAL ASSETS

	December 31, 2002			December 31, 2001
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$131,254	$47,100	$84,154	$65,770	$20,924	$44,846

    LOAN PAYABLE

The loan payable issued on December 31, 2002 consists of a $60,000 loan bearing interest at 8% per annum, unsecured and due on the earlier of January 31, 2004 or on the date the Company receives debt or equity financing of at least $1,000,000. In January 2003, the Company borrowed an additional $40,000 under the same terms and conditions.

  DUE TO RELATED PARTIES

Amounts due to related parties consist of:

	2002	2001
Due to Ifield Technologies Limited ("Ifield")	$ -	$119,803
Due to Eurocapital Markets Limited ("Eurocapital")	-	99,392
Due to Marshalsea Hydraulics Limited ("Marshalsea")	-	40,861
Due to SHEP Delaware	-	30,000
	$ -	$290,056

During the current year, amounts due to Ifield, Eurocapital and Marshalsea totalling $504,291 were settled in exchange for the issuance by SHEP Limited of 6,600,000 shares of common stock.

  CAPITAL STOCK

On January 6, 2000, SHEP Limited issued 4,000,000 shares of common stock for proceeds of $523,532.

On August 12, 2002, SHEP Limited completed a 4000:1 forward stock split. All references to previously issued stock and per share amounts have been restated to give effect to the forward stock split.

On August 29, 2002, SHEP Limited issued 6,600,000 common shares at a value of $504,291 in exchange for settling debts owing to related parties of $504,291 (Note 9).

On September 12, 2002, the Company acquired all the issued and outstanding capital stock of SHEP Limited which was accounted for as a recapitalization of the Company (Note 4). The issued number of shares of common stock is that of the Company with adjustments made for differences in par value between the Company and SHEP Limited.

On October 22, 2002, the directors resolved to subdivide the Company′s capital stock on the basis of every one share of common stock subdivided into two shares of common stock, subject to stockholder approval. On November 22, 2002, stockholder approval was received at the Company′s Special Meeting of the Stockholders. Although the directors have received stockholder approval to subdivide the Company′s capital stock, the stock subdivision has yet to be implemented.

On October 30, 2002, the Company completed a private placement consisting of 1,289,332 units at a price of $0.75 per unit for gross proceeds of $967,000. The units were issued in exchange for stock subscriptions received in advance of $917,000 prior to the recapitalization with SHEP Limited (Note 4) and cash proceeds of $50,000 received after the recapitalization. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share until September 12, 2003.

Common stock

The common stock of the Company are all of the same class, are voting and entitle stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distributions of net assets or any dividends which may be declared.

The Company′s common stock has no par value. However, for reporting purposes, the Company has assigned a per share amount of $0.001 to common stock.

Warrants

As of December 31, 2002, there are 644,666 warrants outstanding exercisable at a price of $1.25 per share expiring September 12, 2003. Other than the warrants issued on the private placement during the current year, there has been no warrant activity for the years ended December 31, 2002 and 2001 and for the period ended December 31, 2000.

STOCK OPTIONS

On October 8, 2002, the Company adopted a stock incentive plan (the "2002 Stock Plan") to provide incentives to employees, directors and consultants. On November 22, 2002, the Company's stockholders approved the 2002 Stock Plan which provides for the issuance of up to 2,200,000 options with the maximum term of ten years. The board of directors has the exclusive power over the granting of options and their vesting provisions.

As of December 31, 2002, the Company had granted 1,000,000 options to employees, directors and consultants. The options have a six-year term, an exercise price of $1.00 per share and vested upon issuance. The fair value of the options granted was $0.86 per share. Other than the 1,000,000 stock options granted during the current year, there has been no other stock option activity or stock options outstanding for the years ended December 31, 2002 and 2001 and for the period ended December 31, 2000. The fair value of options granted to a consultant and a non-elected director of a subsidiary recognized during the current year was $86,000 which has been recorded as consulting fees in the consolidated statement of operations.

A summary of stock options outstanding at December 31, 2002 is as follows:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$1.00	1,000,000	5.77 years	$ 1.00	1,000,000	$ 1.00

The Company used the Black-Scholes option pricing model to compute estimated fair value, based on the following assumptions:

Risk-free interest rate	5.0%
Dividend yield rate	-%
Price volatility	112%
Weighted average expected life of options	6 years

  RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

      Paid or accrued management fees of $235,428 (2001 - $108,863; 2000 - $74,675) to significant corporate stockholders of the Company.

      Paid or accrued rent of $17,025 (2001 - $14,798; 2000 - $Nil) to a significant corporate stockholder of the Company.

    Paid or accrued administration fees included in office and general of $11,756 (2001 - $Nil; 2000 - $Nil) to a company controlled by an officer and director of the Company.

    Paid or accrued consulting fees of $56,821 (2001 - $Nil; 2000 - $Nil) to a company controlled by an officer and director of the Company and $49,794 (2001 - $Nil; 2000 - $Nil) to a significant corporate stockholder of the Company.

    Paid or accrued office and general costs of $Nil (2001 - $Nil; 2000 - $22,403) to a company controlled by an officer and director of the Company.

    Paid or accrued research and development costs of $Nil (2001 - $Nil; 2000 - $165,779) to a significant corporate stockholder of the Company.

    Settled debts of $116,177 owing to significant stockholders of the Company resulting in a contribution to additional paid-in capital of $116,177 (Note 5).

    Acquired assets totalling $292,118 from a significant stockholder of the Company (Note 6.)

    Issued 6,600,000 shares of common stock at a value of $504,291 in exchange for settling debts owing to related parties of $504,291 (Note 9).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2002 consisted of:

    The Company issuing 6,600,000 shares of common stock at a value of $504,291 in exchange for settling debts owing to related parties of $504,291 (Note 9).

    Debts owing by the Company totalling $166,177 being forgiven by the debt holders in exchange for receiving previously issued shares of the Company resulting in a contribution to additional paid-in capital of $166,177 (Note 5).

    The Company issuing 1,222,667 shares of common stock at a value of $917,000 in exchange for stock subscriptions received in advance of $917,000 (Note 10).

    The Company assuming the net liabilities of SHEP Limited in the amount of $122,235 (Note 4).

    The Company acquiring the net liabilities of SHEP Delaware in the amount of $325,267 (Note 5).

There were no significant non-cash transactions for the year ended December 31, 2001 and for the period ended December 31, 2000.

  SELLING, GENERAL AND ADMINISTRATIVE

	Cumulative Amounts From Inception on January 6, 2000 to December 31,	Year Ended December 31,	Year Ended December 31,	From Inception on January 6, 2000 to December 31,
	2002	2002	2001	2000
Advertising and promotion	$ 28,011	$ 28,011	$ -	$ -
Consulting fees (Note 12d)	200,116	189,471	2,800	7,845
Investor relations	195,524	195,524	-	-
Management fees (Note 12a)	421,760	238,222	108,863	74,675
Office and general (Notes 12c and e)	132,844	80,153	27,349	25,342
Professional fees	169,054	106,852	32,267	29,935
Rent (Note 12b)	42,703	18,849	23,854	-
Salaries and benefits	230,463	151,645	78,818	-
Travel and related	221,119	104,376	103,221	13,522
	$1,641,594	$1,113,103	$ 377,172	$ 151,319
Selling, general and administrative has been presented on the consolidated statements of operations as follows:
Selling, general and administrative
$1,050,031
		$742,279	$253,511	$54,241
Selling, general and administrative ― related parties	591,563	370,824	123,661	97,078
	$1,641,594	$1,113,103	$377,172	$151,319

  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, GST and VAT receivable, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Currency risk

The Company is exposed to currency risk arising from fluctuations in foreign exchange rates and the degree of volatility in these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

  INCOME TAXES

A reconciliation of income tax expense at the federal statutory income tax rate (34%) with the reported tax expense is as follows:

	2002	2001	2000
Loss before income taxes	$(1,125,506)	$(413,349)	$(323,760)
Expected income tax recovery at federal statutory rate	$382,672	$140,539	$110,078
State and local income taxes	74,167	-	-
Foreign tax differences	(150,851)	(100,310)	(73,427)
Unrecognized benefit of operating losses	(305,988)	(40,229)	(36,651)
Income tax recovery	$ -	$ -	$ -

The significant components of the Company′s deferred tax assets are as follows:

	2002	2001
Deferred tax assets:
Operating loss carry forwards	$ 380,819	$ 76,880
Valuation allowance	(380,819)	(76,880)
Net deferred tax assets	$ -	$ -

The Company has approximately $1,975,000 of operating loss carry forwards which expire beginning in 2005.

The Company has provided a valuation allowance against its deferred tax assets given that it is in the development stage and it is more likely than not that these benefits will not be realized.

  SEGMENT INFORMATION

The Company operates in one business segment being the development of stored hydraulic energy propulsion technology. The Company′s operations are conducted in three geographic segments being the United Kingdom ("UK"), the United States of America ("USA") and Canada. Sales totalling $30,681 (2001 - $372,318) were made to one customer in the USA. This represented 100% (2001: 99%) of the Company's total sales.

	2002	2001	2000
Sales
Canada	$ -	$ -	$ -
UK	-	-	-
USA	30,681	374,836	-
	$ 30,681	$ 374,836	$ -
Depreciation
Canada	$ -	$ -	$ -
UK	22,506	12,625	8,299
USA	1,000	-	-
	$ 23,506	$ 12,625	$8,299
Income (loss)
Canada	$(506,126)	$ -	$ -
UK	(461,947)	(424,280)	(323,760)
USA	(157,433)	10,931	-
	$(1,125,506)	$(413,349)	$(323,760)
Total assets
Canada	$ 106,489	$ -	$ -
UK	380,798	40,620	224,367
USA	9,633	55,171	-
	$ 496,920	$ 95,791	$ 224,367

    SUBSEQUENT EVENTS

On February 28, 2003, the Company completed a private placement consisting of 245,667 units at a price of $0.75 per unit for proceeds of $184,250. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant whereby each whole warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share for a period of one year.

On April 8, 2003, the Company completed a private placement consisting of 588,235 units at a price of $0.85 per unit for proceeds of $500,000. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant whereby each whole warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share for a period one year.

    SUPPLEMENTAL INFORMATION FOR SHEP TECHNOLOGIES INC.

The Company was deemed to be acquired by SHEP Limited pursuant to the recapitalization described in Note 4. As a result, the consolidated statements of operations, stockholders equity (deficiency) and cash flows include the results of the Company from September 12, 2002 (date of acquisition) to December 31, 2002.

Presented below are the results of operations and cash flows of the Company for the period of May 1, 2002 to September 12, 2002 which are properly excluded from the accompanying consolidated financial statements.

Results of operations

May 1, 2002 to September 12, 2002
EXPENSES
Advertising and promotion	$ 130,205
Consulting fees	43,089
Investor relations	33,390
Office and general	17,989
Professional fees	22,887
Salaries and benefits	3,339
Travel and related	10,887
Loss for the period	$261,786

SHEP TECHNOLOGIES INC.
(formerly Inside Holdings Inc.)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
DECEMBER 31, 2002

    SUPPLEMENTAL INFORMATION FOR SHEP TECHNOLOGIES INC. (cont′d)

Cash flows

May 1, 2002 to September 12, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (261,786)
Changes in non-cash working capital items:
Increase in GST receivable	(2,302)
Increase in prepaid expenses	(5,859)
  Increase in accounts payable and accrued
  liabilities
43,496
Net cash used in operating activities	(226,451)
CASH FLOWS FROM INVESTING ACTIVITIES
Advances to SHEP Limited	(452,439)
Net cash used in investing activities	(452,439)
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from stock subscriptions received in
 advance
917,000
Net cash provided by financing activities	917,000
Increase in cash and cash equivalents for the period
238,110
Cash and cash equivalents, beginning of period	144,418
Cash and cash equivalents, end of period
$ 382,528


SHEP TECHNOLOGIES INC.
(FORMERLY INSIDE HOLDINGS INC.)
QUARTERLY REPORT - FORM 51-901F
DECEMBER 31, 2002

SCHEDULE A: FINANCIAL STATEMENTS

See attached audited consolidated financial statements for the year ended December 31, 2002.

SHEP TECHNOLOGIES INC. (OTCBB: STLOF) (the "Company") (formerly Inside Holdings Inc.) has changed its fiscal year end from April 30 to December 31 in order to harmonize its financial year-end and reporting practices with those of the Company′s recently acquired subsidiaries. In light of the change of its fiscal year end and reverse takeover accounting treatment related to the acquisition, the Company is filing these interim financial statements for the twelve-month period ended December 31, 2002. A supplementary schedule has been added to the notes to the financial statements to disclose the operations of the Company for the period from May 1, 2002 to December 31, 2002. The Company has commenced reporting in US dollars and in conformity with US Generally Accepted Accounting Principles ("US GAAP"). This is the first annual reporting period since the Company adopted US GAAP and US Currency reporting, and since we changed the year-end to December 31 from April 30.

SCHEDULE B: SUPPLEMENTARY INFORMATION

All amounts in the audited consolidated financial statements and in this Form 20-F are stated in United States Dollars, unless explicitly stated otherwise.

    Analysis of expenses and deferred costs.

See attached audited consolidated financial statements for the quarter ended December 31, 2002.

    Related party transactions.

See attached audited consolidated financial statements for the quarter ended December 31, 2002.

    Summary of securities issued and options granted during the period:

    Summary of securities issued during the quarter:

Pursuant to a private placement that closed on October 30, 2002, the company issued 1,289,332 units at a price of US$0.75 per unit for gross proceeds of 967,000. Each unit consists of 1 share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share until September 12, 2003.

b) Summary of stock options granted during the quarter:

On October 8, 2002, the Company adopted a stock incentive plan (the "2002 Stock Plan") to provide incentives to employees, directors and consultants. At the Company's annual general meeting, held November 22, 2002, the Company's shareholders approved the 2002 Stock Plan, which provides for the issuance of a total of 2,200,000 shares of Common Stock with the maximum term of options being ten years. The Board of Directors has the exclusive power over the granting of options and their vesting provisions. As of December 31, 2002, the Company has granted 1,000,000 options to employees, directors and consultants. The options have a six-year term and vested upon issuance. At December 31, 2002, 1,200,000 options remain available for future issuance.
    Summary of securities as at the end of the reporting period:

    Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative redemption and conversion provisions:

See attached audited consolidated financial statements for the quarter ended December 31, 2002.

b) Number and recorded value for shares issued and outstanding:

See attached audited consolidated financial statements for the quarter ended December 31, 2002.

c) Description of options, warrants and convertible securities outstanding, including any number or amount, exercise or conversion price and expiry date, and any recorded value:

There were the following options, warrants and convertible securities outstanding at December 31, 2002:

Stock Options - On October 8, 2002, the Company adopted a stock incentive plan (the "2002 Stock Plan") to provide incentives to employees, directors and consultants. At the Company's annual general meeting, held November 22, 2002, the Company's shareholders approved the 2002 Stock Plan which provides for the issuance of a total of 2,200,000 shares of Common Stock with the maximum term of options being ten years. The Board of Directors has the exclusive power over the granting of options and their vesting provisions. As of December 31, 2002, the Company has granted 1,000,000 options to employees, directors and consultants. The options have a six-year term and vested upon issuance. At December 31, 2002, 1,200,000 options remain available for future issuance.

A summary of the status of the Plan during fiscal 2002 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of the year	-	$ -
Granted	1,000,000	1.00
Exercised	-	-
Forfeited	-	-
Options outstanding, end of the year	1,000,000	$ 1.00

Options exercisable, end of the year	1,000,000	$ 1.00

4.

A summary of stock options outstanding at December 31, 2002 follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Average Exercise Price
$1.00	1,000,000	5.77 years	$ 1.00	1,000,000	$ 1.00

Warrants - As of December 31, 2002, there are 644,666 warrants outstanding exercisable at a price of $1.25 per share expiring September 12, 2003. Other than the warrants issued on the private placement during the current year, there have been no warrants issued for the year ended December 31, 2002.

A summary of securities as at the end of the reporting period

Convertible securities ― none.

d) Number of shares in each class of shares subject to escrow or pooling agreements:

There were no shares subject to escrow or pooling arrangements at December 31, 2002.

    Names of the directors and officers as at the date this report was signed and filed.

Directors:
W. Ray Evans ― Director
Peter R. Humphrey ― Director
Malcolm P. Burke ― Director
Tracy A. Moore ― Director
Betty Anne Loy ― Director
Clive A. Bowen ― Director

Officers:

Malcolm P. Burke ― President and CEO

Tracy A. Moore ― Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Overview

On May 22, 2002, the Company entered into a letter of intent with SHEP Limited, Ifield Technology Limited ("Ifield") Euro Capital Markets Ltd. and Marshalsea Hydraulics Limited Executive Pension Scheme for the acquisition of all of the shares of SHEP Limited. The letter of intent was amended on July 12, 2002 and again on August 22, 2002 (collectively the "Letter Agreement"). Under the terms of the Letter Agreement, the Company committed to raising US$500,000 and a further US$1.0 million on a best efforts basis, to provide working capital for the new business. The Letter Agreement was closed and the acquisition completed on September 12, 2002.

As consideration for the purchase of 100% of the outstanding shares of SHEP Limited, the Company issued 10,600,000 shares of common stock from treasury. The Company also advanced to SHEP Limited the sum of 192,000 pounds sterling (US$292,118) for the purchase from Ifield Technology Limited (a founding investor in SHEP Limited) of additional operating assets (inventory, fixtures and intellectual property). Immediately prior to the acquisition, Inside Holdings Inc. had 9,747,948 shares of common stock outstanding. Accordingly, pursuant to generally accepted accounting principles, the acquisition of SHEP was treated as a reverse takeover. The acquisition of SHEP Limited includes two wholly owned subsidiaries - SHEP Technology Inc., a Maine, USA company, and SHEP Technologies Inc., a Delaware, USA company, intellectual property and additional operating assets associated with the SHEP business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and operating results of the Company for the three fiscal years ended December 31, 2002, 2001 and 2000 and should be read in conjunction with the financial statements and related notes attached hereto. These are the results of the SHEP Limited business acquired as at September 12, 2002, which for generally accepted accounting principles in the United States of America, require that the historical comparative results of the accounting acquirer become the results of the legal parent (previously Inside Holdings Inc.).

The Company's financial statements included herein were prepared in accordance with generally accepted accounted principles for the United States of America. They also comply, in all material respects, without requiring material adjustments, with the rules and regulations of the Securities and Exchange Commission.

The Company is in the development stage and has limited revenues in its last three fiscal years. In the past, the Company has acquired necessary capital through the limited issuance of its common shares, increasing indebtedness and through advances from related parties. There is no assurance that these sources will continue to be available in future operating periods.

All amounts in the financial statements and in this Form 51-901F are stated in United States Dollars, unless explicitly stated otherwise.

OPERATING RESULTS

Year ended December 31, 2002 Compared to Year ended December 31, 2001.

The net loss for 2002 was $1,125,506 compared to a net loss in 2001 of $413,349. The loss increased due to both a decline in revenues from $374,836 to $30,689and an increase in expenses from $623,924 to $1,136,609. Revenues resulted from a sale of prototype units sold in 2001 and early 2002. The customer′s program completed early in the current fiscal year resulting in a decline in sales. Expenses increased because of fees for the CEO and CFO who joined the Company at the date SHEP Limited was acquired by the Company. Also, professional fees and management fees with respect to the UK operations of SHEP Limited and its subsidiaries and associated costs of the legal parent company (SHEP Technologies Inc.) for the period since the acquisition of SHEP Limited were added as at the date of the SHEP Limited acquisition (September 2002). There have also been other material changes in the nature and amount of expenses incurred relative to comparative periods such as a 119% increase in management fees, an additional $195,524 in investor relations fees (none in 2001), a 231% increase in professional fees due to the acquisition of SHEP Limited in the year, an increase in office and general fees of 93% related to the Vancouver head office and executive offices which were not present in 2001, an increase in labor costs associated with additional work expended in the 2002 year and the assumption of a $32,000 charge for relocation costs with respect to one employee who was moved from Maine, USA back to England in August 2002. Also in 2002, the Company had a stock based compensation charge of $86,000 regarding public company employee options issued in the year ― stock options had not been issued by SHEP Limited previously, and hence none of these charges had previously been accrued in prior years while the Company was a private business. Foreign currency fluctuations did not have a significant effect on the results of operations.

Year ended December 31, 2001 Compared to Year ended December 31, 2000.

The Company's net loss for 2001 was $413,349 compared to a net loss of $323,760 for 2000. The primary reason for the increase was an increase in research and development and sales-related travel activity. During 2001 the first sales were realized with $374,836 of sales revenue ($209,547 in gross margin). Fiscal 2001 was the first full year of operations, whereas 2000 was the year of inception of the Company, with only nine months of operations plus incorporation and related administrative duties. During fiscal 2001 a sales person was employed at a cost of an additional $78,800 in salaries and benefits whereas none was incurred in the previous fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2002, total cash was $4,253, current liabilities exceeded current assets by $268,138, and total liabilities exceeded total assets by $96,860. The Company has been actively seeking new investment to further its operations. In April 2003, the Company closed a private placement of $500,000 to address short-term operating requirements. The Company is actively pursuing additional funding from a number of possible private placement sources.

The Company is in the development stage and expects to remain in the development stage for the current operating year. Consequently, no net funds are expected to be generated from operations in the present year.

Capital expenditures in the form of development of a prototype platform vehicle are planned for the next 12 months amounting to $2,300,000. At this time discussions are ongoing with a number of potential sources of funding for this and for other operating requirements in the current operating year.

During fiscal years 2000 and 2001, most of the operating capital was derived from capitalization at inception ($523,532), and by related party advances to the Company. As at December 31, 2000, SHEP Limited had been advanced $20,652 by related parties (founding stockholders) and a further $269,404 in related party advances in the year ended December 31, 2001. At December 31, 2001, the Company had a working capital deficiency of $264,041, primarily reflecting funds advanced by its founding stockholders to fund the Company′s working capital requirements in the year ended December 31, 2001. In 2002, the Company was funded by additional related party advances and advances from what is now the legal parent of SHEP Limited, SHEP Technologies Inc. (previously Inside Holdings Inc.).

Prior to Inside Holdings Inc. acquiring SHEP Limited, funds were advanced from its SHEP Limited′s shareholders and from Inside Holdings Inc. SHEP Limited′s shareholders converted their shareholder advances ($504,291) into common shares in SHEP Limited just prior to Inside Holdings Inc. acquiring SHEP Limited.

On October 30, 2002, the Company (formerly Inside Holdings Inc.) closed a private placement of $967,000, selling an additional 1,289,332 shares of the Company′s stock. An amount of $917,000 of these funds was in the form of subscriptions advanced to the Company prior to the SHEP Limited acquisition. The Company utilized $471,935 of these funds to finance SHEP Limited prior to its acquisition by the Company. A further bridge loan of $60,000 was arranged for the Company in December 2002 to continue to fund operations.

At December 31, 2002, there was a cash balance of $4,203 in the Company, and a working capital deficiency of $268,138. The Company's current working capital is not sufficient to meet its business operating objectives (see the Plan of Operations in Item 4.B above). The Company's ability to satisfy projected working capital requirements is entirely dependent upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company. There is no assurance that the Company will be able to secure the necessary capital on terms acceptable to the Company or at all.

Operations outlook

During the current fiscal year, the Company is planning, subject to obtaining adequate funding, a significant capital expenditure program with Pi Technologies to develop a prototype platform demonstrating SHEP′s technology, establishing UK based personnel and operations and continuing public company activities from North America.

Investor Relations

During fiscal 2002, the Company retained on a month-to-month basis Sundar Communications at a cost of $10,000 per month to assist with the development of a comprehensive investor relations program. During this time a Company website was developed in both English and German languages. Additionally, the Company engaged Jack Wynn & Co., Inc., a Washington, DC based publicist/press agent to package and place feature news stories in business, investment, trade and general news media outlets. Officers of the Company also communicated with shareholders and prospective shareholders and financiers.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

    Ifield, Ray Evans Services Agreement
    Investor Relations Agreement
    Jack Wynn Agreement
    Bridge Loan Agreement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Date: May 19, 2003 SHEP Technologies Inc.

/S/ Malcolm P. Burke
Malcolm P. Burke,

President and Chief Executive Officer

CERTIFICATIONS

I, Malcolm P. Burke, certify that:

    I have reviewed this annual report on Form 20-F of SHEP Technologies Inc.;

    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to the Company by others within those entities, particularly during the period in which this annual report is being prepared;

  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

    The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 19, 2003 /S/ Malcolm P. Burke
Malcolm P. Burke
President and Chief Executive Officer

I, Tracy A. Moore, certify that:

    I have reviewed this annual report on Form 20-F of SHEP Technologies Inc.;

    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to the Company by others within those entities, particularly during the period in which this annual report is being prepared;

  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

    The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 19, 2003 /S/ Tracy A. Moore

Tracy A. Moore
Chief Financial Officer


EXHIBITS

    Ifield, Ray Evans Services Agreement

THIS AGREEMENT is made the First day of January, 2001

BETWEEN:

    SHEP LIMITED (a company registered in the Isle of Man under No 98474C) of Unit K, Tromode Industrial Estate, Douglas, Isle of Man IM4 4QD ("SHEP");

    IFIELD TECHNOLOGY LIMITED (a company registered in the Isle of Man under No 43606C) also of Unit K, Tromode Industrial Estate, Douglas, Isle of Man 1M4 4QD ("Ifield");

    Guarantor. Parent company of SHEP

    WILLIAM RAYMOND EVANS of 2 Gansey Mill, Port St Mary, Isle of Man 1M9 5NE ("WR")

  Recitals

    Whereas SHEP wishes to secure from lfield the services of William Raymond Evans (an employee and director of lfield) and Ifield has agreed to provide the services of WRE to SHEP on the terms set out in this agreement

    The Guarantor is the parent company of SHEP and has agreed to guarantee the obligations of SHEP under this agreement in the manner hereinafter appearing

    WRE enters into this agreement to give SHEP the various personal undertakings hereinafter contained

  Definitions

The following terms shall have the following meanings:

    Commencement Date: 1st January 2001

    Expiry Date: 31st December 2003

    Payments: the sums specified in clause 5.1 of this agreement

    Services: the services specified in clause 4.1 of this agreement

    Term: from and including the Commencement Date until the expiry of three months written notice from SHEP to Ifield or Ifield to SHEP which notice cannot take effect until close of business on the Expiry Date at the earliest.

  Appointment

  SHEP appoints Ifield to provide the Services for the Term in Return for the Payments and Ifield accepts such appointment. The parties agree that the appointment is subject to the terms and conditions set out in this agreement.

  Ifield′s obligations

    Services to be provided by Ifield

    To provide the services of WRE as Chairman of the SHEP Group.

    Unless he is unable to do so because of sickness, injury, death or otherwise Ifield will procure that WRE works such reasonable hours as are needed for the proper performance of the duties which Ifield has contracted to provide him for under the terms of this agreement

    Secrecy

Both Ifield and WRE hereby undertake to SHEP that they will not at any time during or after the Term divulge or allow to be divulged to any person any confidential information relating to the business or affairs of SHEP other than to employees of SHEP or any associated companies or their respective professional advisers or to persons who have signed a secrecy undertaking in a form approved by SHEP provided always that this shall not prevent Ifield from using or supplying to third parties drawings of the industrial pump for the purpose of manufacturing such pumps for the industrial market

  SHEP′s obligations

In consideration of the Services to be rendered by Ifield under this agreement SHEP agrees:

    to make the payments promptly without demand deduction or set-off. The Payments shall be at the rate of:

    Year of the Term Rate

    from 1 January 2001 to 31 December 2001 (inc) ₤75,000 per annum from 1 January 2002 to 31 December 2002 (inc) ₤85,000 per annum from 1 January 2003 to 31 December 2003 (inc) ₤85,000 per annum

    The Payments shall be made each year of the Term by 12 equal instalments payable in advance on the first day of each month during the relevant year of the Term to allow Ifield and WRE full access to the company′s premises, records, information, data, staff, professional advisers and others as required by Ifield and/or WRE to enable them to carry out their obligations under this agreement and to provide Ifield and WRE all such support (secretarial, administrative and otherwise as Ifield and WRE may require for such purposes.

    to reimburse WRE at the rate of 65 pence per mile for every business mile traveled by WRE in his car for the business purposes of SHEP and/or its associates and all other expenses (including flights) reasonably and properly incurred by WRE during the course of Ifield′s engagement under the terms of this Agreement. It is agreed that WRE may travel business class when traveling overseas.

  Restriction on WRE

  WRE agrees with SHEP that he will not during the course of this Agreement without the prior written consent of SHEP be employed, engaged, concerned or interested in any trade, business or profession other than the businesses of SHEP and its Associates save as registered holder of not more than 3% of any class of publicly quoted securities of any company provided always, and for the avoidance of doubt, this clause shall not prevent him from continuing to be engaged by or involved in the business of Ifield or the Australian company, Hydraulic Controls Pty Limited.

  VAT

    All sums payable under this agreement unless otherwise stated are exclusive of VAT and other duties or taxes

    Any VAT or other duties or taxes payable in respect of such sums shall be payable in addition to such sums

  Guarantee

9. 1 The Guarantor (as the parent company of SHEP) undertakes with lfield that if during the period of the Term up to and including the Expiry Date SHEP shall make any default in the Payments or any of its other obligations under this agreement then the Guarantor will upon demand from Ifield make the Payments and do such other things in accordance with the terms of this Agreement as Ifield may required and indemnify it against all losses damages costs and expenses arising or incurred by it as a result of such non-payment or non-provision

    The Guarantor shall not be released from liability under the covenant contained in clause 9.1 above by reason of:

        any forbearance the granting of any time or any other indulgence on the part of Ifield or WRE any variation of or addition to the terms of this Agreement and the guarantee of the Guarantor contained herein is to operate in relation to this Agreement as it may be varied or added to from time to time any other act or thing by which but for this provision the Guarantor would have been released

  Miscellaneous

    Each of the parties shall give notice to the other of the change or acquisition of any address or telephone telex or similar number at the earliest possible opportunity but in any event within 14 days of such change or acquisition

10.2 Any notice to be served on either of the parties by the other shall be sent by prepaid recorded delivery or registered post to the address of the relevant party shown at the head of this agreement or by facsimile transmission or by electronic mail and shall be deemed to have been received by the addressee within 72 hours of posting or 24 hours if sent by facsimile transmission or by electronic mall to the correct facsimile number or electronic mail number of the addressee (with correct answerback)

10.3 Headings contained in this agreement are for reference purposes only and should not be incorporated into this agreement and shall not be deemed to be any indication of the meaning of the clauses to which they relate

10.4 This agreement shall be governed by law of the Isle or Man in every particular including formation and interpretation and shall be deemed to have been made in the Isle of Man

10.5 During the Term lfield shall be an independent contractor and WRE shall be an employee of Ifield and not an employee of SHEP.

AS WITNESS the hands of the parties the day and year first before written

SIGNED AS a director
For and on behalf of
SHEP LIMITED

/s/ Peter Humphrey

SIGNED AS a director
For and on behalf of
IFIELD TECHNOLOGY LIMITED

/s/ William R. Evans

SIGNED AS an officer
For and on behalf of
The Guarantor.
SIGNED by
WILLIAM RAYMOND EVANS

/s/ William R. Evans

EXHIBITS

2. Investor Relations Agreement

INVESTOR RELATIONS AGREEMENT

THIS AGREEMENT dated for reference the l5th day of August, 2002

BETWEEN:

Inside Holdings Inc., a company incorporated under the laws of the province of British Columbia, having an office address of 609 Granville St., Suite 1260, P.O. Box 10365, Vancouver, B.C., V7Y IG5.

(hereinafter referred to as the "Company")

OF THE FIRST PART

AND:

Sundar Communications Group Inc., a company incorporated under the laws of the Province of British Columbia, having an office address of Suite 900 -555 Burrard Street, Vancouver, British Columbia. Canada V7X 1M8

(hereinafter referred to as "Sundar")

OF THE SECOND PART

WHEREAS:

A. The Company is an "exchange issuer" under the Securities Exchange Act of 1934 and the common shares of the Company are listed and posted for trading on the NASDAQ Over-the-Counter Bulletin Board ("NASDAQ") under the trading symbol IHLGF; and

B. Sundar is engaged in the business if providing marketing, promotional and investor relations services to listed companies and has agreed to provide such services to the Company on the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties covenant and agree as follows:

1. Interpretation

This Agreement and all matters arising hereunder will be governed by, construed and enforced in accordance with the laws of the Courts of the province of British Columbia and all disputes arising under this Agreement will be referred to the Courts of the province of British Columbia.

2. Engagement

The Company hereby engages Sundar to provide investor relations and marketing services for the Company including, but not limited, to the following:

a) contacting persons registered to trade in securities pursuant to the provisions of the Securities Act or of the securities legislation of the jurisdiction where such persons reside and informing them of the particulars of the development of the Company's projects and business, and the potential of the Company's shares as an investment;

b) utilizing a minimum of two full time Sundar employees or contractors;

c) assisting the Company's Board of Directors in coordinating any advertising and other public relations programs being implemented by the Company;

d) acting in a liaison capacity between the directors and senior officers of the Company, the persons referred to in Section 2(a) and the shareholders of the Company:

e) circulating to the persons referred to in Section 2(a) such of the quarterly reports and other material financial or information documentation as may be reasonably requested by such persons; and

f) such other services as may be agreed upon by the Company's Board of Directors, and Sundar, including assistance in arranging desired equity financing from time to time.

3. Term

(a) Subject to prior termination in accordance with Section 10, this Agreement will be effective August 15,2002 and will remain in full force and effect for a four (4) month period up to and including the close of business on December 14, 2002

(b) and if the Company wishes to engage Sundar after the term of this Agreement has expired. all work performed will be completed on a month to month basis at a fee determined by both parties.

4. Remuneration

In consideration of Sundar having rendered services to the Company, the Company will:

a) pay to Sundar a fee in the amount of ten Thousand United States Dollars (US $10,000) forthwith on the fifteenth day of August and Ten Thousand United States Dollars (US $10,000) following on the fifteenth day of every month in which this Agreement is in effect.

5. Expenses

(a) Provided that Sundar will have obtained the prior consent of the Company to incur expenses and disbursements in connection with the performance of Sundar's duties hereunder, the Company will reimburse Sundar for all expenses and disbursements, including all reasonable travel expenses incurred by Sundar in connection with the performance of Sundar's duties hereunder within seven (7) days after receipt of invoices or such other documentation as the Company's Board of Directors may reasonably require. The Company shall not be obligated to reimburse Sundar for any expenses claimed by them which are not evidenced by receipt or other documentary evidence satisfactory to the Company.

(b) Notwithstanding any other provision of this Agreement, Sundar shall not make any single expenditure, or any series of expenditures in connection with any single matter or any number of connected matters, exceeding US $1000 without the prior consent of the Company.

6. Representation and Warranties of the Company

The Company hereby represents and warrants to Sundar that:

(a) The Company is a duly incorporated company pursuant to the provisions of the Company Act and is in good standing in the office of the Registrar of Companies in the province of British Columbia with respect to the filing of annual returns.

(b) the common shares in the capital of the Company are listed and posted for trading on NASDAQ.

(c) The Company is not in default with any of the terms and conditions of the listing agreement made between the Company and NASDAQ and, to the best of the Company's knowledge, information and belief, the Company has complied with all of the rules and policies of the NASDAQ.

(d) The Company is an "exchange issuer" under the Securities Exchange Act of 1934.

(e) to the best of the Company's knowledge, information and belief, the Company has complied with the continuous disclosure requirements as set out in the Securities Act.

(f) The execution and delivery of this Agreement has been duly authorized by all required corporate action on behalf of the Company.

7. Representations and Warranties - Sundar

Sundar hereby represents and warrants to the Company that:

(a) Sundar is duly incorporated pursuant to the provisions of the Company Act, and is neither a "reporting company" under the Company Act nor a "reporting issuer" under the Securities Act.

(b) the execution and delivery of this Agreement has been duly authorized by all required corporate action on behalf of Sundar.

(c) Sundar is not registered in accordance with the Securities Act and the Securities Regulation to trade in securities nor to act as an advisor to such actions.

8. Covenants of the Company

The Company hereby covenants and agrees with Sundar that:

a) during the term of this Agreement, the Company will promptly advise Sundar of:

(i) any material change in the business or affairs of the Company;

(ii) any cease trade order or trading halt made or imposed upon the Company, any of the directors, senior officers or insiders of the Company by any commission, exchange, governmental or self-regulatory body having jurisdiction over the Company and its affairs.

b) The Company will deliver to Sundar copies of all annual financial statements, quarterly reports, news releases, material change reports and other documentation required to be filed by the Company with the North American Securities Dealers or the United States Securities and Exchange Commission or any other such regulatory body having jurisdiction over the Company's affairs within ten (10) business days of the date such documents are to be filed by the Company; and

c) The Company will advise its directors, senior officers and senior employees not to disclose to Sundar any confidential information pertaining to the Company's business and affairs until the Company has complied with any applicable continuous disclosure requirements in force.

9. Covenants of Sundar

Sundar covenants and agrees with the Company that:

(a) in performing their duties hereunder, they will comply with all applicable securities legislation and regulations:

(b) no use may be made of confidential information relating to the Company's business and affairs until the Company has complied with the continuous disclosure requirements applicable to them.

(c) Sundar will not disclose the private affairs of the Company or any secrets of the Company to any persons other than the board of directors of the Company or as may be required by the laws of the United States or any states therein; and

(d) Sundar will act in the best interests of the Company and will not make any misrepresentations whatsoever with respect to the Company's business and affairs.

(e) Sundar will provide any documentation that it intends to forward to potential or existing shareholders to the Company for its review and approval prior to distribution.

10. Termination of Agreement

This Agreement will terminate on the earlier of December 14, 2002 or upon a date which is thirty (30) days after either the Company or Sundar give written notice to the other party provided.

11. Return of Materials

Upon the expiration of the term of this Agreement or earlier termination of this Agreement in accordance with Section 10 hereof, Sundar will return to the Company all materials in their possession which have been delivered to them by the Company.

12. General

(a) Time of Essence

Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

(b) Ensurement

This Agreement will ensure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and assigns.

(c) Entire Agreement

This Agreement constitutes the entire agreement between the parties and supersedes all previous expectations, understandings, communications, representations and agreements, whether verbal or written between the parties with respect to the subject matter hereof.

(d) Further Assurances

Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

(e) Notices

All notices, requests, demands and other communications hereunder will be in writing and will be deemed to have been duly given if delivered by hand or mailed, postage prepaid, addressed to the parties at their addresses first set forth above or to such other address as may be given in writing by the Company or the Consultant and will be deemed to have been received, if delivered, on the date of delivery and if mailed as aforesaid within Canada, then on the fifth business day following the posting thereof provided that if there will be, between the time of mailing, and the actual receipt of the notice a mail strike, slowdown or other labour dispute which might affect the delivery of the notice by the mails, then the notice will be effective if actually delivered.

(f) Severability of Clauses

In the event that any provisions of this Agreement or any part thereof is invalid. illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

(g) Assignment

This Agreement will not be assignable by either of the parties hereto.

(h) Execution in Counterpart

This Agreement may be executed in counterpart, each of which such counterpart, notwithstanding the date or dates upon which this Agreement is executed and delivered by any of the parties, shall be deemed to be an original and all of which constitute one and the same agreement, effective as of the reference date given above.

IN WITNESS WHEREOF, the parties hereto have hereunder executed this agreement

As of the day and year first above written.

INSIDE HOLDINGS

/s/ Malcolm Burke Director

Per: Authorized Signatory

SUNDAR COMMUNICATIONS GROUP INC.

/s/Jason Sundar

Per: Authorized Signatory


EXHIBITS

3. Jack Wynn Agreement

CONTRACTUAL AGREEMENT

Date: Nov. 5, 2002

To: Malcolm Burke, SHEP Technologies Inc. ("SHEP")

FROM: Jack Wynn, Jack Wynn & Co., Inc.

Jack Wynn & Co., Inc. is a business and financial Publicity News Placement Company. It is hired by the present client SHEP to package, pitch and place credible, newsworthy feature news stories in national, regional, local investment and trade media outlets.

Jack Wynn & Co., Inc. does not reveal when news stories will be published or aired prior to them being made public. In keeping with our policy of strict news professionalism, Jack Wynn & Co., Inc does not accept client company stock as payment.

Jack Wynn & Co., Inc. uses a nationwide network of research reporters. These reporters interview client companies and develop news content for news coverage. Jack Wynn organizes this research into effective news stories for immediate placement in various news outlets.

Jack Wynn is a Publicist/Press Agent. A biography of Jack Wynn is enclosed with this contract.

Jack Wynn & Co., Inc. agrees to advise the client on timely company news release announcements and in some cases research and write said releases. It should be clearly understood that all "PR Newswire" fees will be paid for by the client company. Each subsequent print (newspapers, magazines, etc.) and/or electronic (TV, radio) placement pick-up of client news releases will be considered a contractual result.

This contract is for a nine (9) month period. There are no cancellation clauses during this agreed upon time unless so authorized by Jack Wynn & Co., Inc. This contract begins January 2003 and ends June 30th, 2003.

What constitutes a feature news placement result? A feature news placement can range from a highly visible "quote" in a national financial publication to a complete 3000 word plus magazine or newspaper profile on the client. A feature new placement could also be a 30 second news spot on national television or a full 30 minute interview on a major TV/radio talk show.

Jack Wynn & Co., Inc. also agrees to provide clients with news clips of original client news stories.

All client companies pay the FIRST and FINAL month fees at the beginning of the contract period (total $12,000). All subsequent fees are $6,000.00 per month. All clients are required to pay fees by BANK WIRE. This fixed fee is automatically bank wired to Jack Wynn & Co., Inc. on the 1st of each month and payable no later than the 10th of the same month. Jack Wynn & Co., Inc. does not invoice.

Client companies are responsible for any court and/or legal expenses incurred due to nonpayment of agreed upon fees according to fee schedules outlined in this contract.

Jack Wynn & Co., Inc. requests that all client companies keep the contents of this contract confidential.

If you are in agreement with the terms of this contract, please sign your name below and return this copy to Jack Wynn & Co., Inc. along with a bank wire in the amount of $12,000.00 (payment for the FIRST and FINAL month fees).
SHEP Technologies, Inc.	/S/ Jack Wynn Client Jack Wynn, President

/S/ Malcolm Burke

Malcolm Burke
Signature


EXHIBITS

4. Bridge Loan Agreement

Loan Agreement

Dated: December 31, 2002

Value received: US$60,000 Due on: January 31, 2004

For value received, SHEP Technologies Inc. ("STI" or the "Company") hereby promises to pay to the order of ICH Limited (the "Lender") the principal sum of US$60,000 (the "Principal") together with interest thereon from the date hereof calculated in arrears at a rate of 8% per annum both before and after demand and until actual payment (the "Interest") on or before the earlier of:

  the date that SHEP Technologies Inc. or any of its subsidiaries receives debt or equity financing of at least US$1 million; or

  January 31, 2004 (the "Due Date").

The value received is comprised of a loan received by wire transfer of November 4, 2002 in the amount of US$50,000 and US$10,000 paid to Sundar Communications Group, Inc. in November 2002 relating to its services from November 15, 2002 to December 15, 2004.

Interest on the outstanding Principal is payable at the time the Principal is paid in full.

This Agreement may be prepaid at any time, and from time to time, without notice, bonus or penalty,

This Agreement ensures to and is binding upon the Lender and his, her or its heirs, executors, successors, administrators and assigns as the case may be.

This Agreement may be executed in counterpart and by facsimile, each of such counterparts so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

This Agreement is governed by the laws of the Yukon Territory and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of the Yukon Territory with respect to any dispute related to this Agreement.

SIGNED, SEALED AND DELIVERED

By the Lender in the presence of:
/S/ S. Johal Signature of Witness	/S/ Brian Lines Signature of Lender
Sherry Johal Name of Witness	ICH Limited Name of Lender

SIGNED, SEALED AND DELIVERED
On behalf of the Board of
Directors of SHEP Technologies
Inc. in the presence of:
/S/ R. Polman Signature of Witness Raymond Polman Name of Witness	/S/ Tracy A. Moore Authorized signature SHEP Technologies Inc. Name of Borrower

