Form 20-F
period 2003-12-31
SHEP TECHNOLOGIES INC
filed 2004-06-09
CIK 1135443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 20-F

[    ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003, or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to________________

COMMISSION FILE NO.    0-32411
_______________________________

SHEP TECHNOLOGIES INC.
__________________________________________
(Exact name of Registrant as specified in its charter)

Yukon Territory, Canada
________________________________
(Jurisdiction of incorporation organization)

595 Howe Street, Suite 504
Vancouver, BC V6C 2T5 Canada
_____________________________
(Address of principal executive office)

(604) 689-1515
_________________________________________
(Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES, WITHOUT PAR VALUE
___________
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As at December 31, 2003, there were 24,768,956 issued shares of our common stock outstanding.

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

INTRODUCTION

ACCOUNTING PRINCIPLES

SHEP Technologies Inc.'s financial statements included herein were prepared in conformity with generally accepted accounted principles of the United States of America.

Page 4_____________________________________________________________________________________

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.    KEY INFORMATION

A.  Selected Financial Data

The following represents selected financial data for the Company's operations, acquired as of September 12, 2002. These results are for the period from inception on January 6, 2000 to December 31, 2000, and for the years ended December 31, 2001, 2002 and 2003. These financial results have been prepared in conformity with generally accepted accounting principles in the United States of America.

All financial amounts are expressed in US dollars.

Revenues Loss from operations Loss from continuing operations Net loss Total assets Total liabilities Stockholders' equity (deficiency) Capital stock, at par Additional paid in capital	Year ended December 31 2003 $ - (3,284,243) (3,284,243) (3,291,730) 515,581 954,011 (438,430) 24,769 4,735,828	Year ended December 31 2002 $ 30,681 (1,125,732) (1,125,732) (1,125,506) 496,920 593,780 (96,860) 21,637 1,777,861	Year ended December 31 2001 $ 374,836 (414,377) (414,377) (414,349) 95,791 314,986 (219,195) 1,494 519,532	From inception January 6 to December 31 2000 $ - (325,397) (325,397) (323,760) 224,367 24,595 199,772 1,494 519,532

Net loss from operations per share Net loss from continuing operations per share Net loss per share Cash dividends Weighted average common shares outstanding	(0.14) (0.14) (0.14) - 23,409,449	(0.09) (0.09) (0.09) - 13,041,392	(0.10) (0.10) (0.10) - 4,000,000	(0.09) (0.09) (0.09) - 4,000,000

The financial data presented above is only a summary and should be read together with the Company's financial statements, which we include with this annual report.

Page 5_____________________________________________________________________________________

B.  Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.  Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.  Risk Factors

An investment in our securities is speculative and involves a high degree of risk. Please carefully consider the following risk factors, as well as the possibility of the loss of your entire investment, before deciding to invest in our securities.

Risks Related to Our Stock

There is a limited and sporadic market for our common shares.

Our Company's common shares presently trade in the US on the NASD Over-the-Counter Market and are quoted on the OTC Electronic Bulletin Board under the ticker symbol STLOF, and also trade on the Berlin Stock Exchange under the ticker symbol IH3. There is presently a limited market for our common shares. There is no assurance that a liquid market for our common shares will ever develop in the US, Germany or elsewhere, or that if such a market does develop that it will continue; or that the trading price of the shares will not be subject to significant price fluctuations. Accordingly, an investment in common shares of our Company should only be considered by those investors who do not require liquidity and can afford to suffer a total loss of their investment. An investor should consult with professional advisers before making such an investment.

Over-The-Counter stocks are subject to risk.

In addition to trading on the Berlin Stock Exchange, our stock also trades on the NASD OTC Market. The OTC Market for securities has experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our Company's industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock.

Trading in our securities is conducted in the OTC Market on an electronic bulletin board established for securities that do not meet NASDAQ listing requirements. As a result, investors will find it substantially more difficult to dispose of our securities. Investors may also find it difficult to obtain accurate information and quotations as to the price of our common stock. Finally, depending upon several factors, including the future market price of our common stock, our securities are and may remain subject to the "penny stock" rules. These "penny stock" rules place stringent requirements on brokers and investors who want to buy or sell our shares and generally have a negative and depressive effect on the trading price of public shares subject to the rules.

Our stock price may be volatile increasing the risk of any investment in our securities.

Our stock price may be volatile and as a result, investors could lose all or part of their investment. The value of an investment could decline due to the impact of any of the following factors upon the market price of our common stock:

Page 6_____________________________________________________________________________________

  failure to meet sales and marketing goals or operating budget failure to develop our technology as expected
  decline in demand for our common stock
  operating results failing to meet the expectations of securities analysts or investors in any quarter failure to commercialize our technology
  the possibility that the market will not accept our product downward revisions in securities analysts' estimates or changes in general market conditions technological innovations by competitors or in competing technologies investor perception of our Company's industry or prospects general economic trends

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock.

Fluctuations in our quarterly operating results could adversely affect the market for our common stock.

Our Company's quarterly operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly. Factors that may cause our operating results to fluctuate include many of the risk factors discussed elsewhere in this annual report, and also include:

  the nature of a significant proportion of our operating expenses, particularly personnel and facilities our level of research and development activities
  the effect of employee and contractor utilization rates and the time required to train and productively engage new employees the effect of seasonal variations on disposable income
  changes in our pricing policies or those of our competitors

Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance.

Future share issuances could be dilutive to our shareholders and negatively impact the market for our common stock.

Future issuances of our stock could dilute current shareholders and adversely affect the market price of our common stock if a public trading market develops. Our Company has the authority to issue up to 100,000,000 shares of common stock and to issue options and warrants to purchase shares of our common stock without stockholder approval. These future issuances could be at values substantially below the price paid for common stock by our current shareholders.

Future sales of our common stock into the market may also depress the market price if one develops in the future. Sales of these shares of common stock or the market's perception that these sales could occur may cause the market price of our common stock to fall. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Trading in our common stock is subject to the "penny stock" rules which have an adverse impact on our public trading market.

Page 7_____________________________________________________________________________________

Our common stock is subject to rules adopted by the Commission regulating broker dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to "penny stocks" require a broker dealer, prior to a transaction in a "penny stock" not otherwise exempt from the rules, to deliver a standardized list disclosure document prepared by the Commission. That disclosure document advises an investor that investment in "penny stocks" can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. The disclosure contains further warnings for the investor to exercise caution in connection with an investment in "penny stocks," to independently investigate the security, as well as the salesperson with which the investor is working and to understand the risky nature of an investment in this security. The broker dealer must also provide the customer with certain other information and must make a special written determination that the "penny stock" is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that, following the proposed transaction, the broker provide the customer with monthly account statements containing market information about the prices of the securities.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares.

Risks Related to Our Business

We do not yet have a history of earnings, profit or return on investment and there is no assurance that we will generate revenues, operate profitably or provide a return on investment in the future.

We have never been profitable, we expect to incur net losses for the foreseeable future, and we may never be profitable. We incurred net losses of $3,291,700, $1,125,500 and $413,300 for the fiscal years ended December 31, 2003, 2002 and 2001, respectively.

As a result of our limited operating history it is difficult to forecast our future operating results. We expect to substantially increase our sales and marketing, technology development and general administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future.

Our future operating results will depend on many factors, including:

▪	The overall growth rate for the market in which we compete.
▪	The level of market acceptance of, and demand for, regenerative braking technology in general and our SHEP System in particular.
▪	The level of product and price competition.
▪	Our ability to attract, train, retain and motivate qualified consulting, technical and other key personnel.
▪	Our ability to commercialize the SHEP System.
▪	Our ability to deliver our product on time, on budget, or at all.
▪	Our ability to complete the third generation prototype vehicle.

If the market's acceptance and adoption of regenerative braking technologies does not develop, our future results may suffer.

Page 8_____________________________________________________________________________________

Substantially all of our products are based upon hydraulic regenerative braking technology, which has not yet been commercially introduced. While we believe that the SHEP System has demonstrated advantages over other regenerative braking systems in vehicle performance and fuel efficiency, the vast majority of transportation applications and vehicle manufacturers do not use regenerative braking systems. To date, there has not been significant adoption of regenerative braking technology, components or applications. Moreover, vehicle manufacturers and their suppliers resist adopting new technologies. As a result, numerous factors, many of which are not in our control, may slow the development of market adoption for regenerative braking technologies and as a result, our product.

Our technology is essentially unproven and there is no assurance that, if proven, the SHEP System can be manufactured commercially.

Although we have demonstrated the use and efficiency of SHEP System components in several tests and in prototype vehicles, we have not yet begun commercial manufacture of the SHEP System. Additionally, we have reached an agreement with an industry partner for development of the SHEP System and, accordingly, we will not be ready to begin sales or licensing of the re-engineered SHEP System until this development work is complete. We do not, as yet, know the unit cost of the SHEP System and therefore do not know if it can be produced and sold viably on a commercial basis.

The market for regenerative braking and energy-efficient technologies is expected to continue to grow, and therefore the growth or advancement of both existing and new competitive technologies in our markets could harm our business.

The market for our technology is characterized by a growing interest in energy efficient and environmentally friendly vehicle technologies. We expect additional competitive technologies to emerge, and existing competitive technologies to mature. Some of our competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and an installed base of customers, any of which could provide them with a significant competitive advantage.

If we fail to develop strategic relationships with industry partners, our efforts to license our product or form joint manufacturing initiatives may be unsuccessful.

At the present time, we lack an existing installed customer base to which our innovative SHEP System can be offered. As a result, we will need to establish critical strategic relationships with industry partners who have large installed customer bases to whom we can offer licenses for our products, which may be combined with their own transportation components and technologies. If we are not successful in establishing these relationships, it will be more difficult for us to be successful in our efforts to achieve a large customer base for our products.

There is no assurance that we will have the ability to effectively design, develop and implement our technology for new customers.

As we do not have an existing customer base, our success will be dependent upon our ability to convince transportation manufacturers to adopt a new technology. Many automotive manufacturers and Tier 1 suppliers already have long term supplier agreements with our competitors and we may be unable to establish strategic partnerships. Manufacturers that have made substantial up-front payments to our competitors for competitive technology and component licenses may be reluctant to replace their current technologies to adopt our SHEP System. As a result, our efforts to create a larger customer base may be more difficult than expected even if we are deemed to offer products and services superior to those of our competitors.

Page 9_____________________________________________________________________________________

Our patents, trademarks and other intellectual property rights may not provide us with adequate protection.

Our success and ability to compete are substantially dependent on our internally developed technologies and intellectual property, which we protect through a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions.

Although we believe we have taken adequate steps to protect our intellectual property, proprietary information, technological know-how and other rights, we cannot be certain that these steps will prove sufficient for the protection of our technology. Despite efforts to protect our Company's proprietary rights, unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect the proprietary rights of companies to the same extent as the laws of the United States, Canada and Europe. Furthermore, competitors may independently develop technology similar to ours. The number of intellectual property claims in the automotive component industry may increase as the number of competitive technologies grows.

We could become involved in costly and disruptive litigation related to our intellectual property.

Although we are not aware that any of our products or other intellectual property infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights, or for purposes of establishing the validity of our proprietary rights. Litigation, either as plaintiff or defendant, could cause us to incur substantial costs and divert management resources from productive tasks whether or not such litigation is resolved in our favor, which could have a material adverse effect on the business. Parties making claims against us could seek to recover substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to sell or license our products. Such a judgment could have a materially adverse effect on our business.

If we fail to continually work to improve the SHEP System in the face of our industry's growing demand for increasingly fuel-efficient and environmentally friendly technologies, our future results may be adversely affected.

Our growth and future operating results will depend in part upon our ability to enhance the SHEP System technology and develop and introduce new applications or components that:

▪	meet or exceed technological advances in the marketplace
▪	meet changing customer requirements
▪	achieve market acceptance
▪	integrate successfully with third party components and technologies
▪	respond to competitive products

Our product development and testing efforts have required, and are expected to continue to require, substantial investment. We may not possess sufficient resources to continue to make the necessary investments in the development of our technology.

We will continue to need significant capital, without which our business may fail.

We have required significant capital to date and will require additional capital to implement our business plan. We estimate that over $4,000,000 will be required to support our needs and for other purposes over the next 12 months. The inability to satisfy our financing needs would have a materially adverse effect on us, including possibly requiring us to curtail or cease our operations. To the extent that future financing involves the sale of our equity securities, our then existing stockholders could be substantially diluted.

We need to manage the growth of our organizational infrastructure effectively or we may not succeed.

We are a developing company with key individuals in the United Kingdom, United States and Canada. Our ability to manage our growth will depend in large part upon our ability to generally expand our operational and sales and marketing capabilities, to develop the management skills of our personnel, many of whom have been with us for a relatively short time, and to train, motivate and manage both our existing personnel and the additional personnel that may be required. Additionally, we may not adequately anticipate all the demands that growth may impose on our systems, procedures and structure. Any failure to adequately anticipate and respond to these demands or manage our growth effectively would have a material adverse effect on our future prospects.

If we lose our key personnel or fail to attract and retain additional personnel, the success and growth of our business may suffer.

A significant portion of our management team has been in place for a relatively short period of time. We do not have written employment agreements with all our key personnel. Our future success will also depend significantly on our ability to attract, integrate and retain highly skilled personnel, including sales and marketing and technical personnel. If we are unable to attract, integrate and retain such persons, our business could be adversely affected.

Conflicts of interest may result in the loss of services, which may adversely affect the success, and growth of our business.

Our directors and officers will not devote all their time to the affairs of our Company. They are presently, and will continue to be, engaged in other business ventures. As a result, situations may arise where one or more directors and officers do not devote the necessary effort and attention to our Company. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and its likelihood of continuing operations.

Exchange rate fluctuations may adversely affect the financial position of our Company.

Our business is operated from our head office in Vancouver, Canada, and from our operations centre in the UK. Our equity and debt financings are conducted in US dollars while most of our costs are in Pounds Sterling or Canadian dollars and most of our assets are in Pounds Sterling. Any significant increase or decrease in the value of the Pound Sterling or Canadian dollar compared to the US dollar would have a significant impact on the financial position and results of operations of our business. Similar exchange rate risks will arise should our business expand into other markets and involve other currencies. We do not engage in any foreign currency hedging activities.

The enacting of governmental regulation may impose burdens on our business.

Our Company is not currently subject to direct regulation by any government agency, other than applicable securities laws and regulations applicable to business generally and to the transportation industry in particular. However, it is possible that a number of laws and regulations may be adopted with respect to regulating vehicle emissions-related technology and pricing, which may impose additional burdens on companies in this industry and thus increase our cost of doing business. There can be no assurance that any such new legislation or regulation will not be enacted. In addition, laws or regulations from jurisdictions whose laws do not currently apply to our business could, depending on our future operations, become applicable to us.

We may be subject to future technology liability claims and the reputation of the SHEP System may suffer.

Page 11_____________________________________________________________________________________

Many of our installations and licensing agreements will involve applications that are critical to the operations of our customers' business. Any failure in a customer's application using the SHEP System could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although our agreements with our customers will contain provisions designed to limit contractually our liability for damages arising from negligent acts, errors, mistakes or omissions, it is possible that these provisions will not be enforceable in certain instances or would otherwise not protect us from liability for damages.

We are not in compliance with all of the financial terms of our contract with our prototype developer.

Our commercialization strategy depends largely on the successful development of a prototype vehicle by Pi Technology. Although we believe we have a good working relationship with Pi Technology, we are not in compliance with all of the financial terms of our contract. The contract requires that we obtain letters of credit in Pi Technology's favour to cover the projected cost of future milestones, however, Pi Technology has not demanded that we obtain letters of credit. In practice, we have not obtained any letters of credit for Pi Technology. If our relationship with Pi Technology were to become less favourable, Pi Technology could demand that we comply with all of the financial terms of our contract. If we were unable to comply with such terms, Pi Technology could cease development efforts on our behalf. If Pi Technology were to cease its development efforts, our ability to develop a prototype vehicle in a timely manner would be substantially jeopardized and costs would increase.

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

On September 12, 2002, Inside completed the acquisition of SHEP Limited by way of reverse merger, including SHEP Limited's subsidiaries and certain assets, and subsequently changed its name to SHEP Technologies Inc. (the "Company"). We are a development stage company with proprietary "Stored Hydraulic Energy Propulsion" intellectual property. The SHEP System is designed for wide-ranging applications in the global transportation sector. The SHEP System uses electronics, a patented hydraulic pump/motor and a proprietary accumulator to capture kinetic energy otherwise lost during vehicle braking. It utilizes the recovered energy for vehicle acceleration during the low-speed acceleration phase. This use of stored and recovered energy results in decreased fuel consumption and harmful emissions, added acceleration and reduced noise and maintenance costs in transportation applications.

The Company's head office and administrative office is located at 595 Howe Street, Suite 504, Vancouver, BC, V6C 2T5, Canada. The Company's registered records office is located at Suite 308, 204 Black Street, Whitehorse, Yukon, Y1A 2M9, Canada.

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

Page 12_____________________________________________________________________________________

The Company has carried on several businesses as described below. All costs associated with identifying, researching and negotiating with prospective businesses were expensed in the periods in which they were incurred.

In 1996, the Company pursued a plan wherein it would be actively engaged in the international distribution of a variety of concrete additive products, which were manufactured in Canada. In addition, the Company entered into a conditional agreement to acquire, from arms length parties, all of the issued capital stock of Kryton Products Inc. ("Kryton"), a Canadian private company that possessed certain related product licenses. In contemplation of the proposed acquisition, the Company loaned Kryton the aggregate sum of C$104,873 (approximately $77,000 at current exchange rates) and incurred other related expenses. The proposed acquisition was never consummated. Prior management of the Company determined that the loan balance was not collectible and expensed it during the Company's fiscal year ended December 31, 2000.

On May 1, 2000, the Company purchased 400 registered Internet domain names each ending with the suffix "inside.com" from a privately held company with the intention of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a single brand. The success of the Company's plan of operations was dependent upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital.

The Company was not able to secure satisfactory agreements with prospective network affiliates or the necessary capital to materially progress its inside.com plans. In January 2002, the Board of Directors of the Company abandoned the inside.com business. The Company had invested C$160,989 (approximately $119,000 at current exchange rates) in developing the operations of the inside.com business.

On September 12, 2002, the Company completed the acquisition of SHEP Limited, an Isle of Man company, and its two wholly owned subsidiaries pursuant to the purchase agreement dated May 22, 2002, as amended to September 12, 2002 (the "Acquisition Agreement"). Subsequently, the Company changed its name to SHEP Technologies Inc. Under the terms of the agreement, the Company acquired all 10,600,000 of SHEP Limited's outstanding securities in exchange for 10,600,000 shares of common stock of the Company and undertook to raise $1,500,000 in gross proceeds through a private placement of its equity securities. The Company has, since September 12, 2002, raised $3,900,000, substantially all of which has been expended on the Company's operations. The Company has not undertaken material capital expenditures but has committed to a research and development program with Pi Technology that is expected to require a further $1,470,000 as of the date of this report.

In May 2004 we signed a letter of intent to acquire Marshalsea Hydraulics Ltd. ("Marshalsea") of Taunton, England, for a purchase price of GBP1,300,000 (approximately $2,400,000). Marshalsea is a designer and manufacturer of specialized fluid power systems, pumps, valves and related equipment. The transaction is subject to due diligence, completion of a definitive agreement, financing of the purchase price and other customary conditions. We expect that the transaction will close on or before October 31, 2004. Marshalsea's significant shareholders include Peter Humphrey, one of our directors and the Managing Director of SHEP UK, and John Hopkins, the Finance Director of SHEP UK.

B.     Business Overview

General

Our Company is engaged in the development and commercialization of the SHEP System. The SHEP System is designed to improve fuel economy and vehicle performance by capturing kinetic energy generated from braking. The SHEP System stores the captured energy and then utilizes the energy on demand during subsequent acceleration. We believe that optimal use of the SHEP System is in high-density city traffic where braking and acceleration cycles are frequent. Accordingly, buses, trucks, taxis and subway systems are believed to be preferred applications. Because the SHEP System is designed for use in a wide range of transportation applications, we also intend to pursue applications such as elevator and platform lifting systems for the use of the SHEP System.

We seek to enhance shareholder value and maximize income from our patented and patent-pending technology by commercializing the SHEP technology in forms including joint ventures, collaborations, prototype development products, product sales and licensing and royalty arrangements with special purpose vehicle manufacturers and other strategic partners and suppliers. Longer-term opportunities for the SHEP System include commercialization arrangements with automotive OEMs and their suppliers for high volume applications. We also intend to continuously add to our portfolio of intellectual property.

Corporate History of the SHEP System

The founders of our Company began working on the development of a complete regenerative braking system in the year 2000. This work was based on the earlier successes in various applications of the Ifield Pump/Motor (the "IPM"), and based on the market prospects for regenerative braking technologies. In the 1930s, Richard Ifield began work on the development of the IPM, which was originally intended for use in automotive transmissions. Through to 1968, Mr. Ifield continued development of the IPM, making several improvements to volumetric measures and mechanical losses, noise levels, and establishing torque levels in a unit of acceptable weight, cost and size for automotive applications. During this time, Mr. Ifield installed his recently developed hydrostatic transmission (incorporating the IPM) into a Rover automobile and subsequently recorded fuel consumption improvements. Between 1982 and 2001, W. Ray Evans acquired exclusive licensing rights to the Ifield patents and formed Ifield Technology Limited to continue with the design and development of the IPM in both industrial and automotive applications. The IPM has been commercially deployed across a host of industrial applications including mining, construction, aircraft and defense.

Having recognized the benefits of the IPM, the founders determined that the timing was appropriate to apply the IPM to regenerative braking applications for vehicles, with the aim of reducing both fuel consumption and exhaust emissions. This application would require additional software, valving, a storage accumulator and cooling technology to achieve all the necessary functions for a regenerative braking application. The founders used the IPM unit in conjunction with other standard components connected with hose lines to successfully prove the SHEP System concept. This first system was designed such that it was necessary to install it in a vehicle before commissioning it. It became apparent that for maximum efficiency, a SHEP System would need to be consolidated into a single integrated package such that it could be pre-filled with oil, bled of air, and pre-tested prior to installation into a vehicle. As a result, the founders developed the Unitized Accumulator System (the "UAS"), which consolidated all the various components into an integrated package. This eliminated interconnecting hose lines and obviated the need for a separate cooling system, and subsequently reduced the cost, weight and size of the SHEP System. The UAS was designed in 2000 and was successfully tested in Ford Motor Company's Hydraulic Power Assist vehicles during 2001. In these tests, supervised by the US Environmental Protection Agency, our components demonstrated between 24% and 36% reduction in fuel usage.

About Regenerative Braking Technologies and the SHEP System

Regenerative braking is the process by which some of a vehicle's kinetic energy is captured and stored during deceleration for later use. The performance and fuel economy of a vehicle, particularly one subject to frequent stops and starts, can be significantly improved by storing the vehicle's kinetic energy generated during braking and restoring it for use during subsequent acceleration. The vehicle's kinetic energy can be stored using different methods including the use of a motor/generator in conjunction with a flywheel, electric batteries or, in the SHEP System's case, a hydraulic accumulator.

The SHEP System uses a single pump/motor and accumulator storage system to convert a vehicle's kinetic energy to hydraulic energy, and is comprised of three main components:

  The Ifield Pump/Motor - The IPM provides deceleration (braking) by pumping hydraulic fluid into the Unitized Accumulator System (the storage and fluid control unit) when the brakes are applied. When the vehicle operator subsequently accelerates, the hydraulic circuit is reversed and the IPM is driven by the stored hydraulic energy.
  The Unitized Accumulator System ("UAS") - The UAS is the hydraulic energy storage and fluid control unit of the SHEP System. The size of the UAS (and therefore the quantity of stored energy) is predetermined based on a vehicle's weight and operating cycle, and is constructed as a single sealed unit designed to meet the low weight, high durability, high reliability and safety requirements of the transport industry. The UAS contains the high-pressure accumulator, low-pressure accumulator, cooling system and all associated hydro-mechanical parts.
  The Electronic Control System ("ECS") - The ECS is the software and hardware required to control both the IPM and UAS for effective integration with the vehicle's engine management and braking systems. The ECS receives input from a number of sensors and sources of data generated during acceleration and braking, which are part of the original automotive electronic controls.

The SHEP System reduces fuel consumption and emissions as a result of the vehicle's re-use of stored kinetic energy. The SHEP System includes components that harness kinetic energy and so cause a vehicle to decelerate. Accordingly, we believe that the optimal use for our technology is in high-density city traffic where braking and acceleration cycles are frequent.

Our Company has entered into an agreement with Pi Technology, a UK-based automotive development engineering firm, for the design and development of a prototype platform vehicle capable of showcasing a refined SHEP System. We believe that the SHEP System can be applied to a wide range of transportation applications with only detail modification. In conjunction with this program, the UAS is being further refined and the IPM and ECS are undergoing some re-engineering. These refinements are expected to reduce component weight and make SHEP Systems easier to manufacture by lessening the number of parts. The vehicle for the prototype, a Jaguar X-Type, will utilize the latest electronic "by-wire" systems for throttle and brake control, which our Company believes is a rapidly growing automotive technology that will gain significant market share in future vehicles. By-wire systems are software programmable and permit steering, braking and acceleration to be personalized

Electronic integration of the SHEP System with engine management and braking systems will provide maximum efficiency and ensure that the driver feels no difference when the accelerator or brake is applied in comparison with conventional vehicle drivability. Importantly, our Company will be able to offer potential co-developers, manufacturers and licensees access to Pi Technology's proprietary simulation software to model the SHEP System and showcase its benefits. The Company intends to patent all practical extensions arising from the re-engineering process.

Regenerative braking technologies are still relatively new to the automotive and transportation sectors. Most large automotive manufacturers are now actively committing funds to the research and development of these technologies, particularly for use in conjunction with hybrid vehicles, which are also experiencing rapid adoption in the market. In particular, regenerative braking technologies are generating significant industry interest as a result of the following key benefits and advantages:

  Energy Costs - Transportation energy costs are significant in most economies and particularly in jurisdictions where fuel costs are high. Additionally, fuel supplies can be disrupted by political upheavals at home and abroad.

  Taxes - Commercial vehicle operators, company car drivers and vehicle manufacturers around the world are taxed on vehicle emissions and fuel consumption.

  Environmental Constraints - Around the world, increased legislation to curb emissions is gaining support and popularity, particularly with the added pressures of the international Kyoto Accord.

  Competitive Advantages - OEM manufacturers are constantly seeking market advantages in an increasingly competitive environment for improved technologies, reduced costs and customer appeal. In particular, the automotive industry is characterized by continual technological advancement and the introduction of new products, growing fuel efficiency pressures and the rising costs of operating vehicles.

Competition

Competition in general

As is common with the introduction of new technologies in the transportation and automotive industries, competitive advantage is gained by speed of market entry, availability of working capital, technology functionality, adaptability to different applications, access to significant industry partners and customers and, of course, technological innovation and related patent protection. Our greatest advantage is our proprietary, patented and patent-pending technology; however, many of our competitors may be better financed and have better access to channels of distribution.

Competition with alternative regenerative braking technologies

Our competition is comprised of certain Tier 1 suppliers and automotive OEMs that are attempting to develop their own regenerative braking and fuel efficient technologies, and specialized companies that are working to develop technologies similar to our own. In most cases, however, these technologies employ electric hybrid platforms rather than a hydraulic solution, which we believe to be a superior technology for the capture, storage and reuse of energy.

Automotive OEM/Tier 1 Suppliers - Hybrid Vehicles

Hybrid electric vehicles of various types are the focus of extensive research by nearly every major automotive manufacturer. Hybrid powertrains typically provide improved fuel economy, decreased vehicle emissions, and packaging flexibility. Although many regenerative braking systems currently in development are based on hybrid-electric powertrain configurations (where the storage medium is a battery), SHEP Technologies Inc. and other vehicle manufacturers have focused their efforts on hybrid systems utilizing hydraulic hybrid powertrain configurations. The SHEP System incorporates both a pump and a motor, and its proprietary UAS benefits from a high charge and discharge rate, offering a high power density to weight, reducing the load on the battery and providing extra acceleration power. In contrast, hybrid-electric systems must convert the energy produced during braking into stored battery power, and then back again into driveline torque. As a result, the rate of charge and discharge is low, typically resulting in a low power density to weight ratio.

As a result of the limitations of electrical battery storage, we view large OEMs/Tier 1 suppliers as ideal target customers as we believe the proprietary SHEP System is the most efficient method known for the recovery of energy created by the braking of a vehicle. Further, the regenerative braking systems being used by automotive OEMs are often sourced from their Tier 1 suppliers, which are also target customers for our Company.

Specialized Developers of Regenerative Braking Technologies

We expect to compete with other companies that may enter the market and also expect competition to intensify either through existing or emerging technologies. To this end, we have identified a handful of small companies that have sought or who are seeking to develop alternative regenerative braking and energy storage technologies ranging from battery to flywheel to hydraulic storage systems. Electrical battery-based systems are generally unable to charge and discharge fast enough for normal urban acceleration times. Our hydraulic system can fully charge in four seconds and fully discharge in four seconds, allowing a vehicle to recover and reuse otherwise lost energy. Flywheel systems are perhaps even less efficient than battery storage systems, due to the requirement for a second motor/generator to provide vehicle traction which adds increased complexity, size, weight and cost to any system. Our understanding is that none of these small companies has sought to commercialize a hydraulic regenerative braking with the exception of Permo-Drive Technologies Limited ("Permo-Drive").

Permo-Drive, an Australian unlisted public company, is focused on the research and development of regenerative energy management systems for the global commercial vehicle industry, having developed a hydraulic regenerative braking and propulsion system suitable for most heavy vehicles. The company reports that its current focus is on the development of a hydraulic hybrid military vehicle for the United States Department of Defense. In the opinion of our Company's management, Permo-Drive's piston-type accumulator storage system is less sophisticated than the SHEP System UAS, and uses a through shaft axial piston unit. Management experience indicates that a Permo-Drive unit would have acceptable efficiency only at high torque levels, but that the fuel economy gains would drop off significantly in real life driving conditions.

Intellectual Property, Patents and Licenses

Our technology base includes a number of proprietary, patented and patent-pending technologies. All intellectual property, including original patents for the IPM and other regenerative braking components, provisional patent applications, design specifications, trade secrets, improvements to the technologies, software, contractual provisions with third parties, in-house manufacturing, as well as assembling expertise were assigned to us according to the Acquisition Agreement. We have continued to develop this intellectual property.

Intellectual property related to the technology for commercialization of the SHEP System is proprietary to our Company under international patent filings PCT/IB01/02785 and PCT/IB01/02784 filed November 28, 2001 by Gowling Lafleur Henderson LLP. In May of 2003, Gowling Lafleur Henderson LLP filed worldwide patent applications (national entries of the international PCT applications) for the SHEP System under the titles "Emergency Energy Release for Hydraulic Energy Storage Systems" and "Hydraulic Energy Storage Systems". In early 2004, we received notice that the patents have been granted in South Africa. Our pending patent applications are currently subject to review in ten other countries (Australia, Brazil, Canada, China, India, Japan, Mexico, New Zealand, South Korea, and the US) as well as in Europe, which includes 19 countries. Although we intend to continue to protect the technology and any improvements to the technology with additional patent applications, no assurance can be given that any patent will be issued or that the scope of any patent protection will exclude competitors, or that any patent, if issued, will be held valid if subsequently challenged. All previous pending provisional applications have expired and have been replaced by the two applications described above.

We also intend to rely on a combination of trade secrets, license agreements, non-disclosure and other contractual provisions, and technical measures to establish and protect the proprietary aspects of the SHEP System. Most of our current employees, consultants and advisers have signed non-disclosure agreements and the remainder are expected to do so shortly. We believe that our intellectual property rights are appropriately protected having regard for the technical complexity of the systems, the time and cost involved in development, and the expertise required to market, install and support the technology.

Other Intellectual Property

Our Company has registered the "SHEP" trademark as follows:

▪	European Economic Community - protected from May 2001 to April 2010. Registration number: 001 589 803
▪	Canada - protected from June 2002 to June 2017. Registration number: TMA 563 470
▪	United States - protected from July 2002 until July 2012 if we file a Declaration of Use before July 2008

In addition, we have registered the domain name www.shepinc.com.

Limitations of Intellectual Property Protection
The SHEP trademark and domain name play an important role in expanding the awareness of our technology on the Internet and in developing partnerships between those who use the Internet to retrieve information and many providers of products and services available on the Internet. While we have registered the foregoing trademarks and our domain name in an effort to protect them, our efforts may be inadequate to prevent others from claiming violations of our marks and may be inadequate to protect our use of those names as unique. In addition, trademark protection and the uncertainty surrounding the legal protections of domain names may be unenforceable or limited in other countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our Company's communications. The regulation of web addresses in the United States and in foreign countries is subject to change. As a result, we may not be able to maintain our domain name in the future. Furthermore, the relationship between regulations governing such domain names and the laws protecting trademarks is unsettled.

Marketing Strategy
We are preparing the launch of a marketing campaign and intend to focus the majority of our resources on demonstrating the Jaguar-based SHEP System third-generation prototype when it is completed in the fall of 2004. We intend to focus the majority of our marketing resources on the special purpose vehicle markets including mass transit and commercial vehicle applications, as management believes these markets offer the greatest potential for near-term revenues. We are aware of the longer-term opportunity presented by passenger vehicles and will continue to pursue this goal while focusing on our near-term and revenue-generating market priorities.

The majority of our sales and marketing initiatives will be based at our operations center in the UK. Our UK management has assumed full responsibility for all SHEP System product development and commercial implementation on an international basis, including the prototype development project with Pi Technology, and will manage ongoing R&D initiatives and carry out European commercialization strategies. While technology and commercialization efforts will be focused in the UK, opportunities in North America will be managed by our Detroit-based CTO.

Our sales and marketing approach is to combine direct marketing to relevant manufacturers, suppliers and operators, as well as to further develop existing opportunities with already-identified manufacturers, suppliers and operators of transportation applications. Direct contact has been made and will continue to be made with marketing partners in both Europe and North America.

Plan of Operations
In the next 12 months, we plan to complete development of our prototype Jaguar X-Type automobile, ramp up efforts to commercialize the SHEP technology by securing partnership arrangements with special purpose vehicle builders for the possible production of additional prototypes, and secure sufficient funding to finance future operations. We estimate the cost for the completion of the prototype development program in the next 12 months will be about $2,500,000. Some of these costs will be internal costs, but we expect that about $2,000,000 of this amount will be spent with Pi Technology. We expect that staffing will continue at current levels, although we may hire a new Chief Executive Officer and Chief Development Officer if finances permit and suitable candidates are identified.

If we are successful in our marketing activities, we will likely spend more on travel in order to meet with prospective customers. We do not expect to spend more than $50,000 on plant and equipment in the next 12 months. The specialized testing and manufacturing equipment required for product development and testing will be provided by Pi Technology and its sub-contractors in conjunction with the related services.

Governmental regulation does not have a material effect on our business.

C.     Organizational Structure.

In September of 2002, SHEP Limited purchased from Ifield Technology Ltd. the intellectual property and related inventory and other assets underlying the SHEP System for GBP192,824 plus applicable tax, and we purchased all of the outstanding shares of SHEP Limited by issuing 10,600,000 shares of our common stock to the shareholders of SHEP Limited.

Today, our Company comprises a series of corporations organized in a multi-tiered arrangement depicted in the following schematic:

Company Schematic

Page 18_______________________________________________________________________________________________________________________

The functions and relationships of these entities to one another can be summarized as follows:

SHEP Technologies Inc. is a corporation incorporated in the Yukon Territory, Canada and publicly traded on the NASD Over the Counter under the ticker symbol STLOF and in Europe on the Berlin Stock Exchange under the ticker symbol IH3. The Company, which is based in Vancouver, British Columbia, is primarily involved in capital formation, investor relations and head office and executive office administration.

We have three wholly-owned subsidiaries:

SHEP Technologies (UK) Limited ("SHEP UK"), which we acquired on September 26, 2003, was incorporated on July 23, 2003 by the Registrar of Companies for England and Wales, but had no assets or liabilities at the date of acquisition. SHEP (UK) was largely inactive in 2003, but is our primary operating company in the United Kingdom beginning in January 2004 and will be responsible for managing SHEP System product development and commercial implementation on an international basis, including our prototype development project with Pi Technology, management of ongoing R&D initiatives and the carrying out of European commercialization strategies.

SHEP Limited, incorporated in the British Isles on the Isle of Man. SHEP Limited is a non-operating entity holding all intellectual property owned by the SHEP group of companies and was formed on January 6, 2000.

SHEP Technologies, Inc. ("SHEP Delaware"), incorporated in Delaware and formed January 5, 2001. This company is currently inactive. This company was formed for the funding of certain professional costs related to corporate finance strategies, the Eaton Corporation and Ford Motor Company business arrangements and patent applications.

During the year ended December 31, 2003, we wound up the operations of SHEP Technology, Inc., which was incorporated in Maine.

D.     Property, plant and equipment.

Our tangible equipment includes a demonstration vehicle and associated tools, monitoring equipment and fixtures. Our Company operates from month-to-month in leased and shared office space in premises operated by Marshalsea Hydraulics Limited, Ifield Technology Limited, MCSI Consulting Services Inc. and Primary Capital Corp. Marshalsea Hydraulics Limited and Ifield Technologies are located in England and the Isle of Man, respectively, whereas MCSI Consulting Services Inc. and Primary Capital Corp. are located in Vancouver, Canada.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and operating results for the three fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the audited consolidated financial statements and related notes attached hereto (See Item 17 Financial Statements). These are the results of our Company's business acquired as at September 12, 2002, which for generally accepted accounting principles in the United States of America require that the historical comparative results of the accounting acquirer become the results of the legal parent (previously Inside Holdings Inc.).

Our financial statements were prepared in conformity with generally accepted accounted principles for the United States of America.

We are in the development stage and have generated limited revenues in the last three fiscal years. In the past, we have acquired necessary capital through the limited issuance of our common shares, increasing indebtedness and through advances from related parties. There is no assurance that these sources will continue to be available in future operating periods.

All amounts in our financial statements and in this Form 20-F are stated in US dollars, unless explicitly stated otherwise.

Operating Results

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

SALES. Sales represent revenue generated from the sale of prototype units. We did not generate any revenue in the year ended December 31, 2003. In the year ended December 31, 2002, we generated sales of $30,700 from the sale of prototype units. Starting in fiscal 2001, we generated sales to a customer but the customer's program completed early in fiscal 2002. We were unable to replace the customer and, as a result, we suffered a decline in sales in the current period.

COST OF GOODS SOLD. Our cost of goods sold represents the cost of direct labour and materials consumed to earn sales revenue. Since we did not have any sales in the year ended December 31, 2003 we did not incur any cost of goods sold. Our cost of sales was $19,800 in the year ended December 31, 2002.

DEPRECIATION. We record depreciation on our capital assets. Depreciation expense was $35,200 for the year ended December 31, 2003 compared to $23,500 for the year ended December 31, 2002.

INTANGIBLE IMPAIRMENT LOSS. We evaluated the carrying value of our intangible assets and concluded that there was significant uncertainty regarding future revenues and accordingly that the carrying value of intangible assets had been materially impaired. We therefore recorded a provision of $87,100, representing the entire carrying value of intangible assets for the year ended December 31, 2003.

RESEARCH AND DEVELOPMENT. Research and development expense reflects contract fees paid to develop our technology. We incurred research and development expense of $812,900 in the year ended December 31, 2003, but no expense in the prior year. The increase in expense reflects a reinstatement of our research and development activities in 2003 following a restructuring of our operations in 2002. The bulk of our research and development expenditures were made with Pi Technology, a UK-based company that specializes in the design and development of electronics and software for the volume automotive and automotive-related markets. We expect that our current contract with Pi Technology will extend in to the fall of 2004 and that our 2004 expenditures on research and development will be higher that in 2003.

SELLING, GENERAL AND ADMINISTRATIVE. We incurred selling, general and administrative expenses with unrelated parties of $1,103,900 in the year ended December 31, 2003 compared to $742,300 in the year ended December 31, 2002. The increase in expense was attributable to increased investor relations and professional fees following our going public initiative, offset by decreased salaries and benefits.

We incurred selling, general and administrative expenses with related parties of $1,245,100 in the year ended December 31, 2003, compared to $370,800 in the prior year. The largest change from the prior year was the recognition of $647,500 in stock-based compensation on the cashless exercise of options by one of our directors and officers. The increased selling, general and administrative costs with related parties also related to increased management fees that reflected the increased level of corporate activity and fundraising in 2003.

INTEREST INCOME. We earned interest income of $200 in the year ended December 31, 2003, essentially unchanged from the prior year.

INTEREST EXPENSE. We incurred interest expense of $7,700 in the year ended December 31, 2003 that is due in respect of notes payable. We did not incur any interest expense in the prior year.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

SALES. Sales reflect revenue generated from the sale of prototype units. Our revenue for the year ended December 31, 2002 was $30,700 compared to $374,800 in the year ended December, 31, 2001. Revenues resulted from the sale of prototype units to a customer in 2001 and early 2002. Our customer's program completed early in fiscal 2002, resulting in a decline in sales.

COST OF GOODS SOLD. Our cost of goods sold represents the cost of direct labour and materials consumed to earn sales revenue. Our cost of sales was $19,800 in the year ended December 31, 2002 compared to $165,300 in the year ended December 31, 2001. The decline in cost of goods sold reflected the decline in sales as we completed the sale of prototype units for our customer.

DEPRECIATION. We record depreciation on our capital assets. Depreciation expense was $23,500 for the year ended December 31, 2003 compared to $12,700 for the year ended December 31, 2001. The increase in depreciation expense reflected an increase in capital assets following our purchase of machinery and equipment in 2002.

RESEARCH AND DEVELOPMENT. Research and development expense reflect contract fees paid to develop our technology. We did not incur any research and development costs in the year ended December 31, 2002, but recorded an expense of $234,100 in the year ended December 31, 2001. We suspended our research and development activities in 2002 pending the restructuring of our operations.

SELLING, GENERAL AND ADMINISTRATIVE. We incurred selling, general and administrative expenses with unrelated parties of $742,300 in the year ended December 31, 2002 compared to $253,500 in the comparative period in 2001. The increase in expense was attributable to investor relations fees following our going public initiative, increased professional fees associated with the acquisition of SHEP Limited, an increase in office expenses associated with the assumption of office costs for our Vancouver head office, and the assumption of a charge for relocation costs with respect to one employee who was moved from Maine, USA back to England in August 2002.

We incurred selling general and administrative expenses with related parties of $370,800 in the year ended December 31, 2002 compared to $123,700 in the year earlier period. The increase was primarily related to increased management fees that reflected the increased level of corporate activity and fundraising in 2002. In 2002, our selling, general and administrative expense associated with related parties includes stock-based compensation of $86,000 relating to stock options issued in that year to consultants.

INTEREST INCOME. We earned interest income of $200 in the year ended December 31, 2002 compared to $1,000 in the year ended December 31, 2001.

B.     Liquidity and Capital Resources

As at December 31, 2003, our total cash was $60,200, our working capital deficiency was $650,200, and our stockholders' deficiency was $438,400. During the year, fluctuating foreign exchange rates caused a decrease in our cash balance of $22,700. Our cash and cash equivalents increased from $4,300 at December 31, 2002 to $60,200 at December 31, 2003. Since inception, we have incurred cumulative losses of $5,154,300.

Our Company is in the development stage and expects to remain in the development stage for the foreseeable future including the current operating year. We do not expect to generate cash flow from operations in the present year.

Our current working capital is not sufficient to meet our business operating objectives (see Plan of Operations). Our ability to satisfy projected working capital requirements is entirely dependent upon our ability to secure additional funding through public or private sales of securities, including equity securities. There is no assurance that we will be able to secure the necessary capital on terms acceptable to us or at all.

We have been actively seeking new investment to further operations. We completed six private placements in 2003, which raised net proceeds of $2,087,100 to address our operating requirements. We are actively pursuing more significant investments from a number of possible private placement sources.

We have planned capital expenditures in the form of the development of our Jaguar-based prototype platform vehicle for the next 12 months amounting to $2,500,000. At this time we are continuing discussions with a number of potential sources of funding for this and for other operating requirements in the current operating year, although there currently exists no agreements, commitments or understandings with respect to any financing.

In the year ended December 31, 2003, our operations consumed $1,897,300. Our net loss of $3,291,700 was partially offset by expenses that did not consume cash in the current period, comprising depreciation of $35,200, a goodwill valuation adjustment of $87,100, an inventory valuation adjustment of $85,400, and consulting fees of $34,500 paid with the issuance of stock and by non-cash stock-based compensation of $809,500. We generated $342,700 of cash from working capital, primarily through the increase of accounts payable, for net cash consumed by operations of $1,897,300. In the year ended December 31, 2002, our operations consumed $1,026,500.

Our only investing activity in the year ended December 31, 2003 was to place $151,100 into trust with respect to a prospective employment contract with one of our directors. In January 2004, this amount was returned to our general bank account. We did not spend any funds on machinery and equipment in the year ended December 31, 2003, but spent $55,300 on machinery and equipment and $80,300 on intangible assets in the year ended December 31, 2002.

In the year ended December 31, 2003, we generated $2,127,100 from financing activities. Of this amount, $2,087,100 was from the sale of equity securities and $40,000 was generated from a loan. In the year ended December 31, 2002, we generated $1,149,900 from financing activities.

In 2002, our business was funded by related party advances and advances from what is now the legal parent of SHEP Limited, SHEP Technologies Inc. (previously Inside Holdings Inc.).

In advance of SHEP Limited's acquisition by Inside Holdings Inc. in 2002, SHEP Limited's founding shareholders advanced to SHEP Limited an additional $678,200, $504,300 of which was subsequently forgiven. Inside Holdings Inc. advanced a further $471,900 to SHEP Limited in advance of its acquisition of SHEP Limited. In addition to these sources of funds, on October 30, 2002, we closed a private placement of $967,000, selling an additional 1,289,332 shares of our stock. $917,000 of these funds was advanced to Inside Holdings Inc. in advance of the SHEP Limited acquisition, and in turn $471,935 of these funds were advanced to SHEP Limited in advance of its acquisition by Inside Holdings Inc. A bridge loan of $60,000 was advanced to us in December 2002.

As a result of the combination of SHEP Limited and SHEP Technologies Inc. (previously Inside Holdings Inc.) and various equity transactions, the majority of the loans used to fund operations have been forgiven or were eliminated on consolidation. We also arranged two loans, one for $60,000 and one for $40,000, aggregating $100,000. The $60,000 loan bears interest at 8% per annum, is unsecured and is due on the earlier of January 31, 2004 or on the date the Company receives debt or equity financing of at least $1,000,000, which has been received. Demand for repayment of the $60,000 loan has not been made by the lender.

We have not executed documentation for the second bridge loan. We have accrued interest based on a draft loan agreement that provides for terms that are the same as for the $60,000 loan. We have not received a demand for repayment of the $40,000 loan.

Our Company is primarily funded by the sale of equity. To the extent that it issues debt instruments, they are denominated in US dollars and are intended to provide short term financing. Our Company generally keeps cash on hand in US dollars but we expect to increasingly move our holdings to Pounds Sterling as our UK operations become more firmly established. Our Company does not currently hold financial instruments for hedging purposes, but we may do so in the future to manage currency risk associated with funding our UK operations.

Our Company did not have any material commitments for capital expenditures at December 31, 2003.

C.     Research and Development, Patents and Licenses

Our Company charges to operations expenditures and research and development. In the three years ended December 31, 2003, 2002 and 2001, expenditures on research and development were $812,951, $nil and $234,127, respectively.

D.     Trend Information

Our Company is in the development stage and is presently continuing research and development of product prototypes to further our business development goals. As a result, there are no trends in production, sales or inventory, the state of the order book or costs and selling prices. For the current financial year, our Company has roughly doubled its operating cash requirements and roughly doubled the capital raised. We believe the current level of expenses will decrease following completion of our third generation prototype later in 2004. All expenditure estimates are subject to the uncertainty of raising additional capital resources through private or public placements.

The sales revenue decrease between the 2002 and 2003 years is indicative of the uncertain nature of sales during the development stage as prototypes are developed and sold to interested parties in the transport sector. The sales levels will likely continue to be indeterminate until we have passed at least another year of operations.

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that would require disclosure under this item.

F.     Tabular Disclosure of Contractual Obligations

Contractual obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations Capital lease obligations Operating lease obligations Purchase obligations Other long-term liabilities ______________	- - - 1,470,000 - _________	- - - 1,470,000 - ________	- - - - - ________	- - - - - ________	- - - - - ________
Total	1,470,000	1,470,000	-	-	-

The purchase obligations represent the value of purchases on account of research and development to be made under our agreement with Pi Technology.

G.     Safe Harbor

Safe Harbor for Forward-looking Statements

This report contains statements that plan for or anticipate the future. In this report, forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995; Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements regarding the following:

▪	our technology development and intellectual property protection;
▪	consulting and strategic business relationships;
▪	statements about our future business plans and strategies;
▪	anticipated operating results and sources of future revenue;
▪	our organization's growth and our ability to retain individuals;
▪	adequacy of our financial resources;
▪	development of new products and markets;
▪	competitive pressures;
▪	commercial acceptance of the SHEP System;
▪	changing economic conditions;
▪	expectations regarding competition from other companies; and
▪	our ability to manufacture and distribute our products.

Although we believe that any forward-looking statements we make in this report are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified in this report, include:

▪	changes in general economic and business conditions affecting the transportation and automotive industries;
▪	technical developments that make our products or services less competitive or obsolete;
▪	changes in our business strategies;
▪	the level of demand for our products; and
▪	our ability to develop or maintain strategic relationships within the transportation and automotive industries, which are critical to gaining market share.

In light of the significant uncertainties inherent in the forward-looking statements made in this report, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

None of our Company's directors or officers are blood relatives and there were and are no arrangements or understandings between any director or officer of our Company and any other person pursuant to which they were selected as a director or officer.

Our executive officers, key employees and directors and their respective ages and positions are set forth below:

Name	Age	Position
Malcolm P. Burke Simon J. Anderson Robert K. Brown Tracy A. Moore Clive A. Bowen W. Ray Evans Peter R. Humphrey John D. Hopkins Betty Anne Loy	62 43 51 51 40 70 60 62 47

President, Chief Executive Officer and Director

Chief Financial Officer

Chief Technology Officer

Director

Director

Director

Director and Managing Director of SHEP UK

Finance Director of SHEP UK

Director and Secretary

Malcolm P. Burke, President, CEO, Director
Malcolm P. Burke has served as a director of our Company and as our President and Chief Executive Officer since August 2002. Mr. Burke is also a principal of Primary Ventures Corp., where he has worked since 1988. Primary Ventures Corp. specializes in investments, acquisition and finance of promising companies including companies in the natural resource, oil and gas, aquaculture and technology fields. Since June 1998, Mr. Burke has been a director of Upgrade Technologies Inc. (OTC). He has been president and director of JPY Holdings Ltd. (TSX Venture Exchange) since 1995. Mr. Burke has been a director of Genesis II Enterprises Ltd. (TSX Venture Exchange) since February 1998.

Simon J. Anderson, Chief Financial Officer
Simon J. Anderson has been our Chief Financial Officer since February 2004. Mr. Anderson has also been a 50% owner and Vice President of MCSI Consulting Group from 1996 to present. Mr. Anderson is both a Chartered Accountant and a Chartered Business Valuator, and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations. Since May 2004, he has been Chief Financial Officer of Buffalo Gold Ltd. From April 1999 until March 2004, Mr. Anderson was Chief Financial Officer of XML-Global Technologies, Inc., a software development company, and a director of that company from August 1999 until the present. From August 1999 to March 2000 he was Treasurer of MC2 Learning Systems, Inc. He was also a director of Tradewind Communications, Ltd. from March 1997 to June 1999 and a director of Flexemessaging.com, Inc. from March 1999 to June 1999. Mr. Anderson received a Bachelor of Commerce in Accounting and Management Information Systems from the University of British Columbia in May 1983 and was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. He has also been a member of the Canadian Institute of Charter Business Valuators since 1990.

Robert K. Brown, Chief Technology Officer
Robert K. Brown has been our Chief Technology Officer since February 2004. From 1971 to 1999, Mr. Brown worked for the Ford Motor Company as an engineer and then as an engineering manager in both the United Kingdom and North America. Since 1999, Mr. Brown has worked for Campbell & Company, serving as Engineering Director, and is currently an engineering consultant in the Detroit area. Mr. Brown holds a Bachelor in Mechanical Engineering from the University of Bradford in the UK and is a Member of the Institution of Mechanical Engineers (MI Mech E), a Chartered Engineer (C Eng) and a member of the Society of Automotive Engineers (SAE).

Tracy A. Moore, Director
Tracy A. Moore has served as a director of our Company since August 2002 and as our Chief Financial Officer from August 2002 until February 2004. Mr. Moore is also President and 50% owner of MCSI Consulting Group, where he has worked since 1990. MCSI Consulting Group is a Vancouver, BC-based firm specializing in corporate finance matters, strategic planning and business planning services. From January 2003 through February 2004, Mr. Moore has served as a director of Buffalo Gold Ltd., which is traded on the TSX Venture Exchange in Canada. From September 2000 to October 2002, he was a director of Illusion Systems, Inc., which was traded on the TSX Venture Exchange. Illusion Inc., a California company and a subsidiary of Illusion Systems, Inc., filed for bankruptcy under Chapter 7 in October 2002. Mr. Moore was not a director of Illusion, Inc. From October 2000 to May 2002, he was a director of Avance Venture Capital, which is listed on the TSX Venture Exchange, and from April 1996 until March 1999 and then again from June 2000 until December 2000, he was a director of King Communications International Limited, which was also listed on the TSX Venture Exchange. King's Australian subsidiary went into voluntary administration in July 1999. Mr. Moore was not a director of the subsidiary company. Mr. Moore received a Bachelor of Commerce in Accounting and Management Information Systems from the University of British Columbia in May 1976 and was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1979.

Clive A. Bowen, Director
Clive A. Bowen has served as a director of our Company since April 2003. Mr. Bowen is also the Business Development Manager at West Surrey Racing Ltd., where he has worked since May 2001. West Surrey Racing Ltd. is a leading British rapid prototyping and automotive engineering firm servicing both the motorsport and mainstream automotive industries. From 1992 to March 2000, Mr. Bowen was Managing Director of Haldir Ltd, the UK Subsidiary of a Saudi Arabian company that provides technical product and brand development. From March 2000 to March 2001, Mr. Bowen was product director of Zip Kart. Mr. Bowen has a degree in Mechanical Engineering from the University of Portsmouth in the UK.

W. Ray Evans, Director
W. Ray Evans has served as a director of our Company since September 2002 and a director of SHEP Limited since March 2000. From November 1999 to September 2002, he was managing director of Ifield Technology Ltd., a predecessor company. From June 1972 to September 2002, Mr. Evans was Managing Director of Hydraulic Controls, a predecessor company of Ifield Technologies Ltd. From November 1989 to December 2000, Mr. Evans was President of Nutron Motor Co. Mr. Evans studied as an Aeronautical Engineering Apprentice in the Fleet Air Arm of the Royal Navy before continuing on to complete his Higher National Certificate in Mechanical Engineering, and completed eight years as Chief Engineer in charge of jet aircraft on active squadrons.

Peter R. Humphrey, Director, Managing Director of SHEP UK
Peter R. Humphrey has served as a director of our Company since September 2002 and as a director of SHEP Limited since March 2000. Mr. Humphrey has been the Managing Director of SHEP UK since February 2004. Mr. Humphrey is a shareholder and managing director of Marshalsea Hydraulics Ltd., where he has worked since 1996. Marshalsea is a manufacturer and supplier of pumps and valves to the international offshore oil and gas industry. It also manufactures water pumps specifically designed for water jet cutting applications. Mr. Humphrey holds an ONC/HNC in Mechanical Engineering from Nottingham Technical College.

John D. Hopkins, Finance Director of SHEP UK
John D. Hopkins has served as the Finance Director of SHEP UK since February 2004 and as director of SHEP Limited since March 2000. Mr. Hopkins is a shareholder and the finance director of Marshalsea Hydraulics Ltd., where he has worked since 1996. Marshalsea is a manufacturer and supplier of pumps and valves to the international offshore oil and gas industry. It also manufactures water pumps specifically designed for water jet cutting applications. Mr. Hopkins is a Fellow of the Institute of Chartered Accountants of England and Wales.

Betty Anne Loy, Corporate Secretary, Director
Betty Anne Loy has served as a director of our Company since August 2002 and as Secretary since February 2004. Ms. Loy is a corporate administrator with Primary Ventures Corp., where she has worked since 1986. As a corporate administrator, Ms. Loy assists Canadian and US public companies with their statutory compliance and regulatory filings and manages all aspects of corporate and shareholder communications.

Except as indicated above, during the last five years none of our directors or officers have:

  had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
  been convicted in a criminal proceeding or subject to a pending criminal proceeding;
  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
  been found by a court of competent jurisdiction in a civil action, the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

B.     Compensation

Stock Option Compensation

Under our Equity Incentive Plan, each of our directors and officers is eligible to receive options to purchase shares of our common stock. Directors generally receive 100,000 options for serving on the Board and a further 25,000 options for each committee on which they serve. The options granted to directors generally vest immediately, although other vesting terms may be employed. We grant additional options to directors commensurate with their role. We plan to make annual grants to directors who continue to serve, but the basis of such grants has not yet been established.

Malcolm P. Burke, our President and Chief Executive Officer, and Peter R. Humphrey, our Managing Director of SHEP UK, each received 100,000 options exercisable at $1.00 per share for serving on the Board and 50,000 options for serving on the compensation and audit committees. The options expire in October 2008.

Tracy A. Moore, our former Chief Financial Officer, received options to purchase a total of 350,000 shares of our stock exercisable at $1.00 per share. Of these, we granted 100,000 options for serving on the board, 200,000 options in respect of Mr. Moore's CFO role and 50,000 options for serving on the compensation and audit committees. These stock options, which were to expire in October 2008, were exercised in 2003.

Clive A. Bowen received 600,000 options, of which 100,000 relate to his services as a director and vested upon issuance, and the remaining 500,000 options related to a proposed extended role with us and with a vesting provision over a four-year period. Of the 500,000 options, 100,000 have vested and 400,000 have lapsed. The 200,000 options that have vested expire in January 2009.

W. Ray Evans and Betty Anne Loy each received options to purchase 100,000 shares of our stock, exercisable at $1.00 per share, for serving on the Board. These options expire in October 2008.

Robert K. Brown, our Chief Technology Officer, received options to purchase 100,000 shares of our common stock, exercisable at $0.75 per share. The options expire in February 2010.

John D. Hopkins, the Finance Director of SHEP UK, received options to purchase 50,000 shares of our common stock, exercisable at $1.00 per share. The options expire in October 2008.

Executive Compensation

We paid or accrued the following amounts to our directors and members of our management in the year ended December 31, 2003:

Name	Compensation	Number of Options Granted	Exercise Price	Expiration Date
Malcolm P. Burke (1) Tracy A. Moore (2) Betty Anne Loy (3) Peter R. Humphrey (4) W. Ray Evans (5) Clive A. Bowen (6)	$131,441 $191,556 $39,465 $84,000 $151,121 $38,375	- - - - - 200,000	- - - - - $1.00	- - - - - January 2009

(1) We paid Mr. Burke $103,500 as compensation for his role as Chief Executive Officer through Mr. Burke's management companies, SOPO Investments Ltd. and Primary Ventures Corp. We paid a further $27,941 to Primary Ventures Corp. on account of rent.

(2) We paid Mr. Moore $81,500 as compensation for his role as our Chief Financial Officer through MCSI Consulting Services Inc., a company 50% owned each by Mr. Moore and Mr. Anderson. We paid a further $110,056 to MCSI Consulting Services Inc. for other corporate finance consulting services. Mr. Moore undertook a cashless exercise of 350,000 stock options at $2.85 per share, resulting in the issuance of 227,193 shares of our common stock.

(3) We paid Ms. Loy through her management company, BALCO Holdings Inc.

(4) Although we did not pay Mr. Humphrey any amount directly, we paid Marshalsea Hydraulics Ltd., a company 25% owned each by Mr. Humphrey and by Mr. Hopkins (now the finance director of SHEP (UK) $84,000 on account of technology design, accounting and financial reporting, co-location premises, administrative support and equipment and inventory storage services.

(5) We paid Mr. Evans through his engineering services company, Ifield Technology Limited.

(6) We granted Mr. Bowen 600,000 options, of which 100,000 relate to his services as a director and vested upon issuance, and the remaining 500,000 options related to a proposed extended role with us and vested over a four-year period. Of the 500,000 options, 100,000 have vested and 400,000 have lapsed.

All stock options were in respect of shares of our common stock. We did not make any payments in kind to any of the above persons, nor were any of the above amounts on account of a bonus or profit-sharing plan. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits.

C.     Board Practices

Our Company's Board of Directors is normally elected by the stockholders at each annual general meeting and typically holds office until the next annual general meeting at which time they may be re-elected or replaced. The current Board of Directors was appointed effective at the annual general meeting held on August 12, 2002, with the exception of Mr. Bowen who was welcomed to the Board of Directors by the existing directors on April 30, 2003.

Malcolm P. Burke was appointed as President and Chief Executive Officer, and Tracy A. Moore as Chief Financial Officer and Secretary on August 12, 2002. Subsequently, Simon J. Anderson replaced Mr. Moore as Chief Financial Officer on February 10, 2004 and Betty Anne Loy replaced Mr. Moore as Secretary on February 10, 2004. In addition, on February 10, 2004, Robert K. Brown was appointed as Chief Technology Officer, Peter R. Humphrey was appointed as Managing Director of SHEP UK, and John D. Hopkins was appointed Finance Director of SHEP UK. They hold these respective offices at the discretion of the Board of Directors.

The Board of Directors appoints committees to help carry out its duties. In particular, Board committees work on key issues in greater detail than would be possible at full Board meetings. Each committee reviews the results of its meetings with the full board.

There are no director service contracts that provide for benefits upon termination of service.

The Board of Directors has established the following committees:

Audit Committee

The audit committee is currently composed of the following directors:

Malcolm P. Burke
Peter R. Humphrey
Tracy A. Moore

Due to Mr. Burke's services as President and Chief Executive Officer, Mr. Moore's services as our former Chief Financial Officer and Mr. Humphrey's role as Managing Director of SHEP (UK), none of the audit committee members are independent. For this purpose, an audit committee member is deemed to be independent if he does not possess any vested interests related to those of management and does not have any financial, family or other material personal ties to management.

The audit committee met formally on one occasion during fiscal 2003, which meeting was attended by all of its members. The committee is responsible for accounting and internal control matters. The audit committee:

  reviews with management and the independent auditors policies and procedures with respect to internal controls reviews significant accounting matters

  approves the audited financial statements prior to public distribution approves any significant changes in accounting principles or financial reporting practices reviews independent auditor services

  recommends to the Board of Directors the firm of independent auditors to audit our Company's consolidated financial statements.

In addition to its regular activities, the audit committee is available to meet the independent accountants, whenever a special situation arises.

Compensation Advisory Committee

The compensation advisory committee is currently composed of the following directors:

Malcolm P. Burke
Peter R. Humphrey
Tracy A. Moore

Due to Mr. Burke's services as President and Chief Executive Officer, Mr. Moore's services as our former Chief Financial Officer and Mr. Humphrey's role as Managing Director of SHEP (UK), none of the compensation committee members are independent. For this purpose, a compensation committee member is deemed to be independent if he does not possess any vested interests related to those of management and does not have any financial, family or other material personal ties to management.

The compensation advisory committee met formally on four occasions during fiscal 2003, which meetings were attended by all of its members.

The compensation advisory committee:

▪

recommends to the Board of Directors the compensation and cash bonus opportunities based on the achievement of objectives set by the compensation advisory committee with respect to the Company's operations

▪	administers the Company's compensation plans for the same executives
▪	determines equity compensation for all employees
▪	reviews and approves the cash compensation and bonus objectives for the executive officers
▪	reviews various matters relating to employee compensation and benefits

D.     Employees

Our Company has one full time employee, a sales and development engineer based in the United Kingdom.

E.     Share Ownership

Share Ownership by Officers and Directors

As of May 21, 2004, the present directors and senior management of the Company, as a group own, directly or indirectly, a total of 5,534,392 shares, representing approximately 21% of the issued and outstanding common shares, as follows:

Title of Class	Identity of Person	Amount		Percent Owned of Class (9)
Common Common Common Common Common Common Common Common Common	Malcolm P. Burke Tracy A. Moore Betty Anne Loy Clive A. Bowen Peter R. Humphrey Robert K. Brown Simon J. Anderson John D. Hopkins W. Ray Evans	613,000 138,597 170,000 200,000 703,850 100,000 25,000 603,850 2,980,095	(1) (2) (3) (4) (5) (6) (2) (7) (8)	2.4% 0.5% 0.7% 0.8% 2.7% 0.4% 0.1% 2.3% 11.5%
Total Shares of Common Stock Outstanding		25,990,571	(9)	100.0%

(1)   Mr. Burke owns 300,000 shares, 100,000 shares are held indirectly through SOPO Investments, and 63,000 shares are held indirectly through Primary Venture Capital, private companies, the shares of which are controlled by Malcolm P. Burke. Up to 150,000 shares may be purchased on the exercise of stock options at $1.00 per share. The stock options expire in October 2008.

(2)   163,597 shares are held by MCSI Capital Corp., which is owned 50% by Tracy A. Moore and 50% by Simon J. Anderson. Mr. Anderson has waived his interest in 113,597 shares.

(3)   Ms. Loy owns 70,000 shares and may acquire up to 100,000 shares on the exercise of stock options at $1.00 per share. The stock options expire in October 2008.

(4)   Up to 200,000 shares may be purchased on the exercise of stock options at $1.00 per share. The stock options expire in January 2009.

(5)   Mr. Humphrey owns 393,850 shares of our common stock. In addition, up to 150,000 shares may be purchased on the exercise of stock options at $1.00 per share. The stock options expire in October 2008. 640,000 shares are held in a pension plan in which Mr. Humphrey holds a 25% beneficial interest.

(6)   Up to 100,000 shares may be purchased on the exercise of stock options at $0.75 per share. The stock options expire in February 2010.

(7)   Mr. Hopkins beneficially owns 393,850 shares of our common stock. In addition, up to 50,000 shares may be purchased on the exercise of stock options at $1.00 per share. The stock options expire in October 2008. 640,000 shares are held in a pension plan in which Mr. Hopkins holds a 25% beneficial interest.

(8)   2,880,905 of the shares are held indirectly through Ifield Technology Limited, a private company, the shares of which are controlled by W. Ray Evans. Up to 100,000 shares may be purchased on the exercise of stock options at $1.00 per share. The stock options expire in October 2008.

(9)   Based on 25,990,571 shares of common stock issued and outstanding as of May 21, 2004.

All common shares of the Company have equal voting rights.

2002 Equity Incentive Plan

On November 22, 2002, our Board of Directors authorized and our stockholders approved, the 2002 Equity Incentive Plan for our officers, directors and other employees, plus outside consultants and advisors. Under the Equity Incentive Plan, our employees, outside consultants and advisors may receive awards of non-qualified options and incentive options, stock appreciation rights or restricted stock. A maximum of 2,200,000 shares of our common stock are subject to the Equity Incentive Plan. As of the date of this annual report, no stock appreciation rights or restricted stock have been granted under the Equity Incentive Plan, and we have granted options to purchase 1,975,000 shares of our common stock, of which 1,225,000 remain outstanding and 625,000 are available to be granted. We have granted options to purchase 900,000 shares to our non-employee directors. To date 350,000 options have been exercised, resulting in the issuance of 227,193 restricted shares of our stock. The purpose of the Equity Incentive Plan is to provide employees, including our officers and employee directors, and non-employee consultants and advisors, with an increased incentive to make significant and extraordinary contributions to our long-term performance and growth, to join their interests with the interests of our shareholders, and to facilitate attracting and retaining employees of exceptional ability.

The Equity Incentive Plan may be administered by the Board or in the Board's sole discretion by the Compensation Committee of the Board or such other committee as may be specified by the Board to perform the functions and duties of the Committee under the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, the Committee and the Board shall determine, from those eligible to be participants in the Plan, the persons to be granted stock options, stock appreciation rights and restricted stock, the amount of stock or rights to be optioned or granted to each such person, and the terms and conditions of any stock option, stock appreciation rights and restricted stock.

ITEM 7.   MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Stockholders

To the best of our knowledge, our Company is not indirectly owned or controlled by any other corporation or foreign government.

As of May 21, 2004, there are no persons or groups known to the Company to be the owners of more than 5% of our Company's issued and outstanding shares except as disclosed below:

Title of Class	Identity of Person	Amount		Percent Owned of Class (6)
Common Common Common Common Common	Kevin Winter Eric Collins Richard King W. Ray Evans CDS & Co.	2,220,000 1,500,000 1,500,000 2,980,095 6,453,851	(1) (2) (7) (3) (7) (4) (5)	8.5% 5.8% 5.8% 11.5% 24.8%
Total shares of common stock outstanding		25,990,571	(6)	100.0%

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

(4)   2,880,095 of these shares are held indirectly through Ifield Technology Limited, a private company, the shares of which are controlled by W. Ray Evans. Up to 100,000 shares may be purchased on the exercise of stock options.

(5)   CDS & Co. is a clearing house reporting for broker-dealers holding shares in nominee accounts.

(6)   Based on 25,990,571 shares issued and outstanding as of May 21, 2004.

(7)   Based solely on public filings made by these parties.

None of the above persons have different voting rights from other stockholders of the Company. All of the common shares of the Company have equal voting rights.

Approximately, 14% of our common shares are held by residents of the United States and 38 of our stockholders of record are residents of the United States.

B.     Related Party Transactions

MCSI Consulting Services Inc. ("MCSI") , a corporate finance consulting firm that is 50% owned by Mr. Moore, one of our directors, and 50% by Mr. Anderson, our Chief Financial Officer, provides services to us including accounting, preparing SEC filings, transaction structuring and implementation and developing our business plan. Tracy A. Moore and Simon J. Anderson are paid through MCSI Consulting Services Inc.

We have a corporate finance services agreement with MCSI dated February 10, 2004, which may be terminated by either party with 30 days notice. Under the agreement, MCSI Consulting Services Inc. provides us with various corporate finance related services including business development and planning strategies, preparation of disclosure documents, news releases and promotional literature, maintenance of our due diligence materials, market research, administration services and general corporate finance assistance. For these services, MCSI Consulting Services Inc. will be paid $3,000 per month assuming 60 hours of work is provided. Beyond this agreement, there is a provision for MCSI Consulting Services Inc. to provide additional special services on terms agreeable to both our Company and MCSI Consulting Services Inc. Mr. Moore and Mr. Anderson charge us for their services through MCSI.

Malcolm P. Burke, a director and our President and Chief Executive Officer, is paid through his management companies, SOPO Investments Ltd (until March 2003) and Primary Ventures Corp. (from April 2003). Primary Ventures Corp. also charges rent and communications costs for maintaining our Vancouver office.

Ifield Technology Limited is an engineering and management company owned by W. Ray Evans, one of our directors. Ifield had a two-year contract which ended on December 31, 2003.

We are parties to a services agreement with Marshalsea Hydraulics Limited ("Marshalsea"). One of our directors, Peter R. Humphrey, is the Managing Director of Marshalsea, and John D. Hopkins is the finance director of SHEP Technologies (UK) Limited and a shareholder and finance director of Marshalsea. We recently amended our contract with Marshalsea on February 1, 2004. The original agreement called for payment of about $8,500 per month, was entered into on July 1, 2003, was retroactive to April 1, 2003 and was amended on November 1, 2003. According to the July 1, 2003 Services Agreement, Marshalsea provides our Company with a number of services including technology design, accounting and financial reporting, co-location premises, administrative support and equipment and inventory storage. Under the Amendment Agreement dated February 1, 2004, Marshalsea's fees were increased to GBP10,000 per month (about $18,000) and Messrs. Humphrey and Hopkins have assumed larger roles in the operations of SHEP UK.

Betty Anne Loy, a director and our Secretary, is paid through her management company, BALCO Holdings Inc.

Robert K. Brown, our Chief Technology Officer, is paid through Campbell and Co. in which he has no ownership interest.

Clive A. Bowen, a director, is employed by West Surrey Racing Limited, which is a subcontractor to Pi Technology, the company that is undertaking a significant proportion of our product development.

Fees and Other Payments

Our Company's results of operations for the period from the beginning of the last full fiscal year to March 31, 2004 include fees and other payments (excluding reimbursement of expenses) to related parties as follows:

For the three months ended March 31, 2004:
	Fees	Stock-Based Compensation	Rent	Total
BALCO Holdings Inc. Ifield Technology Limited Marshalsea Hydraulics Ltd. MCSI Consulting Services Inc. Primary Ventures Corp. _______________________	$ 11,447 13,035 47,385 50,701 29,250 __________	$ - - - - - _________	$ - - - - 5,055 ________	$ 11,447 13,035 47,385 50,701 34,305 _________
Total	$ 151,818	$ -	$ 5,055	$ 156,873

For the year ended December 31, 2003:
	Fees	Stock-Based Compensation	Rent	Total
BALCO Holdings Inc. Ifield Technology Limited Marshalsea Hydraulics Ltd. MCSI Consulting Services Inc. Primary Ventures Corp. SOPO Investments Tracy A. Moore _________________________	$ 39,465 151,121 84,000 191,556 81,000 22,500 - _________	$ - - - - - - 647,500 _________	$ - - - - 27,941 - - _________	$ 39,465 151,121 84,000 191,556 108,941 22,500 647,500 __________
Total	$ 569,642	$647,500	$ 27,941	$ 1,245,083

Settlement of Debt

On December 31, 2003, MCSI Consulting Services Inc., a company owned by Tracy A. Moore (a director) and Simon J. Anderson (our Chief Financial Officer) agreed to settle indebtedness of $30,000 for the issuance of 50,000 shares of our common stock.

The founding stockholders of SHEP Limited agreed to settle certain amounts owing to them for fees, services and costs incurred by them, on August 29, 2002.

	$	Number of Shares
Ifield Technology Limited Marshalsea Hydraulics Ltd. Eurocapital Ventures _____________________	140,830 102,863 260,598 _______________	1,843,138 1,346,238 3,410,624 ________________
TOTAL	504,291	6,600,000

Debt Forgiveness

In the year ended December 31, 2002, certain stockholders of SHEP Delaware forgave amounts due to them. Primary Capital Corp., a corporation controlled by Malcolm P. Burke, our President and CEO, forgave indebtedness of $31,388.

Amounts due from Related Parties

There have been no loans, including guarantees of any kind, made by us to, or for the benefit of, any of the persons listed above.

C.   Interests of Experts and Counsel

Not applicable

ITEM 8.   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Financial Statements

Our Company's audited consolidated financial statements for the fiscal year ended December 31, 2003, with comparative balance sheets for 2003 and 2002, and results of operations for the years ended December 31, 2003, 2002 and 2001, and cumulative amounts for the period from inception on January 6, 2000 to December 31, 2003 together with the auditors' report, are included in this annual report under Item 17 and are incorporated herein by reference. These financial statements were prepared in conformity with generally accepted accounted principles in the United States of America.

Legal Proceedings

During the year ended December 31, 2003, we received requests for information from the Securities and Exchange Commission (SEC) in connection with an informal inquiry being conducted by the SEC into certain matters pertaining to us. We also received additional requests for information from the SEC in connection with an order of investigation related to an unaffiliated entity and certain persons who were previously affiliated with us. Both inquiries were accompanied by a statement from the SEC that there should be no inference from the inquiry that any wrongdoing or violation of federal securities laws has occurred. We have co-operated to the fullest extent and we believe that we have fully complied with the SEC's requests for information.

Dividend Policy

We have not declared or paid cash dividends on our common stock in the preceding two fiscal years. We currently intend to retain all future earnings, if any, to fund the operation of our business, and, therefore, do not anticipate paying dividends in the foreseeable future. Future cash dividends, if any, will be determined by our Board of Directors, based upon such factors as our historical and projected earnings, our working capital surplus and anticipated demands for capital expenditures.

B.   Significant Changes

There have not been any significant changes since the date of the annual financial statements except as disclosed in the subsequent events notes included in the financial statements.

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details

Disclosure Regarding Price History of SHEP Technologies Inc. Common Stock

Since October 7, 2002, our common stock has traded on the Over-the-Counter Market and is quoted on the OTC Electronic Bulletin Board under the symbol "STLOF." From December 2001 to October 6, 2002, our stock traded on the OTC Electronic Bulletin Board as "IHLGF". Our common stock is also listed on the Berlin Exchange under the symbol "IH3"; however, to date substantially all of our trading has taken place in the Over-the-Counter Market.

The following tables set forth the high and low prices for our common stock on the Over-the-Counter Market and quoted on the OTC Electronic Bulletin Board. The prices presented below represent prices between broker dealers and do not include retail mark-ups and markdowns or any commission to the broker. The prices do not necessarily reflect actual transactions. Price information was obtained from Yahoo! Finance.

FIVE MOST RECENT YEARS - ANNUAL HIGHS AND LOWS

Year Ended	Low	High
1999 2000 2001 2002 2003	n/a n/a 0.05 0.10 0.45	n/a n/a 0.10 1.50 2.98

TWO MOST RECENT FULL FINANCIAL YEARS - QUARTERLY HIGHS AND LOWS

Quarter Ended	Low	High
March 31, 2002 June 30, 2002 September 30, 2002 December 31, 2002 March 31, 2003 June 30, 2003 September 30, 2003 December 31, 2003	0.10 0.15 0.30 0.92 1.12 0.65 1.11 0.45	0.15 1.02 1.50 1.30 1.90 2.98 2.29 1.23

MOST RECENT SIX MONTHS - MONTHLY HIGHS AND LOWS

Month Ended	Low	High
December 31, 2003 January 31, 2004 February 28, 20 March 31, 2004 April 30, 2004 May 31, 2004	0.45 0.54 0.52 0.54 0.35 0.43	0.96 0.70 0.75 0.65 0.77 0.76

C.     Markets

Our common shares trade on the National Association of Securities Dealers ("NASD") Over-The-Counter Market under the ticker symbol STLOF and on the Berlin Stock Exchange under the ticker symbol IH3, however, there is no assurance that a market for our common shares will ever develop in the US, Germany or elsewhere and, if such a market does develop, that it will continue. We believe that having our common shares eligible to trade on the Over-The-Counter Market and on the Berlin Stock Exchange enhances our ability to secure the requisite capital to carry out our business plans and strategies.

The Over-The-Counter Bulletin Board is a quotation medium for brokers who are members of the NASD, in contrast to a national or regional stock exchange where shares are traded. The OTC Bulletin Board operates through the communication of bids, offers and confirmations between broker dealers who are NASD members.

ITEM 10.     ADDITIONAL INFORMATION

B.   Memorandum and Articles of Association

The information required by this section has been included in our previously filed Report on Form 20-F, as amended, which we filed with the SEC on March 23, 2001.

C.   Material Contracts

We have entered into a number of material agreements which we summarize below. The full contracts are either attached as an exhibit or have been attached to previous filings with the SEC.

The SHEP Agreement
On May 22, 2002, the Company entered into a Letter Agreement, as amended, (collectively "the SHEP Agreement") to acquire all of the issued and outstanding securities of SHEP Limited, two wholly owned subsidiaries, SHEP Technology Inc., incorporated in Maine; and SHEP Technologies, Inc. incorporated in Delaware. Concurrently, we acquired certain operating assets from Ifield Technology Limited. Under the terms of the SHEP Agreement, the Company acquired all of SHEP Limited's outstanding securities in exchange for 10,600,000 shares of common stock of Inside Holdings Inc. (now SHEP Technologies Inc.) and endeavored to raise $1.5 million in gross proceeds through private placement of its equity securities with a minimum of $500,000 to be raised prior to closing the transaction. These agreements are summarized in Item 4.A. under the sub-heading "HISTORY AND DEVELOPMENT OF THE COMPANY".

The Company agreed to complete the acquisition of SHEP Limited under the terms of the SHEP Agreement on September 12, 2002, upon the additional condition that the combined businesses' (the Company and SHEP Limited's) working capital deficiency not exceed $275,000. On August 29, 2002, the amounts owing by SHEP Limited to: Ifield Technology Limited, Marshalsea Hydraulics Limited and Euro Capital Markets Limited, totalling $504,291, were converted into common stock of SHEP Limited. In addition, there was a deferred account payable to these parties, aggregating approximately $80,000.

The Company also agreed that it would acquire certain assets ("the Ifield Assets") from Ifield Technology Limited, including inventory, fixed assets, patents, design drawings, and related assets, amounting in aggregate to $292,118. These funds were advanced by the Company to SHEP Limited and released from a trust account upon closing the acquisition on September 12, 2002.

SHEP Limited agreed to settle all amounts owing by SHEP Limited to Ifield Technology Limited, Marshalsea Hydraulics Limited and Euro Capital Markets Limited (collectively "SHEP Founding Stockholders") in advance of the acquisition through the issuance of SHEP Limited common shares. On August 29, 2002, SHEP Limited issued a total of 6.6 million shares of common stock to settle the amount of $504,291 owing to the SHEP Founding Stockholders.

Sundar Communications Group Inc.
On August 15, 2002 we entered into a four-month investor relations agreement ("the Sundar Agreement") with Sundar Communications Group Inc. ("Sundar")under which we would receive investor relations, marketing services, advertising coordination, public relations and public report dissemination for a period from August 15, 2002 to December 14, 2002. For services under the Sundar Agreement, our Company paid a fee of $10,000 per month or $40,000 in total over the term of the agreement.

On April 1, 2003 we entered into another agreement with Sundar for the period from April 1, 2003 until June 30, 2003. This second contract provided for payment of $10,000, plus expenses.

On July 1, 2003 we extended our arrangement with Sundar for a further three months to September 30, 2003 for payment of $10,000.

Jack Wynn Agreement
We entered into an agreement with Jack Wynn & Co, Inc. for general investor relations services for a period of nine months beginning in December 2002 for a fee of $6,000 per month. However, the agreement was terminated after only two months of services. Our Company had advanced $12,000 as a deposit on the agreement, and that was utilized to pay for the two months of services rendered.

Bridge Loan Agreement
On December 31, 2002 we entered into a Bridge Loan agreement with ICH Limited, which consists of a $60,000 loan bearing interest at 8% per annum, unsecured and due on the earlier of January 31, 2004 or on the date the Company receives debt or equity financing of at least $1,000,000. We are currently in default under this agreement as we have not repaid the loan, however, we have not received a request to repay.

MarketByte, LLC Consulting Agreement
On February 12, 2003 we entered into an agreement with MarketByte, LLC to provide Internet public relations services to us; specifically, to prepare a detailed profile report about us to be released in February or March 2003, expose the report to members of MartketByte's proprietary OTC Journal database, and continue to release to its subscribers all substantive information (e.g. press releases, annual reports, etc.) which we had formally and officially released to the general public for a six-month period from the date of the original profile. For this service, we paid MarketByte $75,000 pursuant to this contract.

Pi Technology
On May 21, 2003 we entered into an agreement with Pi Technology outlining the detailed activities to be undertaken in the main contract to develop a demonstration vehicle using the SHEP System. This Pre-Contract also outlined a preliminary phase to precede the main contract, including various activities involved in the project setup, technology definition and selection, the securing of costing proposals from Pi Technology's partners, and various design and analysis activities. The cost to our Company for this preliminary project phase was GBP100,000.

On July 7, 2003 we entered into another agreement with Pi Technology covering the main body of the work to build a demonstration vehicle, including the integration with a braking system and the mechanical re-packaging. Pi Technology estimated the cost for the project to be GBP1,156,841, payable in instalments based on the completion of certain milestones. We paid or accrued a total of GBP448,310 (approximately $733,000) in the year ended December 31, 2003.

Campbell & Co.
On June 30, 2003 we entered into a letter of intent with Campbell & Co. for the services of Robert K. Brown (subsequently appointed our Chief Technology Officer). The contract covers Mr. Brown's work on strategy and development of a SHEP "showcase" Jaguar third generation prototype vehicle to be used as a tool for communicating the system to potential customers, project management overview of the creation and refining of the vehicle, input as directed by our Company regarding other applications/packaging of the system, representing our Company to potential US customers, representing SHEP Engineering at business, marketing and engineering meetings, and other consultative services as relevant. Campbell & Company charges $200 per hour, to a maximum of $1,400 per day. We are also to reimburse any disbursements such as travel and lodging. We paid or accrued $19,051 to Campbell & Co. in the year ended December 31, 2003.

MCSI Debt Conversion
On December 31, 2003 we entered into an agreement with MCSI Consulting Services Inc. and a related company, MCSI Capital Corp., to convert amounts owed by us to MCSI Consulting Services Inc. to shares of our common stock. Both MCSI Consulting Services Inc. and MCSI Capital Corp. are owned by Tracy A. Moore (one of our directors) and Simon J. Anderson (our Chief Financial Officer). MCSI agreed to accept 50,000 shares of our common stock valued at $0.60 per share as settlement for $30,000 of indebtedness due to MCSI.

Malcolm P. Burke
On July 1, 2003 we entered into a service agreement with Malcolm P. Burke to serve as our President, CEO and Director. Mr. Burke is to receive $117,000 per year and our Board will review his salary on November 1 of each year. There is no commitment to increase Mr. Burke's salary, but his salary may be increased at the Board's discretion. The agreement continues until Mr. Burke gives six months' notice to us, or until SHEP gives Mr. Burke six months' notice, but not before July 1, 2004. Mr. Burke is also eligible to receive stock options and a bonus. Our Company is also to pay premiums of a basic health and dental plan covering Mr. Burke and his family to the extent of $3,000 per year, although no such payments have been made to date. We are also to reimburse Mr. Burke for all reasonable expenses including travel, lodging, entertainment and other out-of-pocket expenses properly incurred by him in the performance of his duties. Please see Item 6.B. Compensation and Item 7.B. Related Party Transactions for further particulars of payments.

Tracy A. Moore
On July 1, 2003 we entered into a service agreement with Tracy A. Moore in which he agreed to serve as one of our directors and our Chief Financial Officer. Mr. Moore was to receive $102,000 per year and our Board was to review his salary on November 1 of each year. There was no commitment to increase Mr. Moore's salary, but his salary could be increased at the Board's discretion. We were also to pay premiums of a basic health and dental plan covering Mr. Moore and his family to the extent of $3,000 per year, although no such payments were made.

The service agreement was amended on February 10, 2004, when Mr. Moore resigned as Chief Financial Officer, but agreed to continue serving as a director and on the audit and compensation committees, and to assist with fundraising initiatives. The arrangement continues until Mr. Moore gives six months' notice, or until SHEP gave six months' notice, but not before July 1, 2004. We are to pay Mr. Moore $24,000 per year for 30 hours work per month, which may be increased upon mutual agreement. We are to reimburse Mr. Moore for all reasonable expenses including travel, lodging, entertainment and other out-of-pocket expenses properly incurred by him in the performance of his duties. Please see Item 6.B. Compensation and Item 7.B. Related Party Transactions for further particulars of payments.

Clive A. Bowen
On April 21, 2003 we extended an invitation to Clive A. Bowen to join our Board of Directors. As part of this arrangement, we agreed to compensate Mr. Bowen for providing consulting services. The arrangement can be terminated by either Mr. Bowen or by us upon providing 30 days notice or upon Mr. Bowen joins us as a full-time employee. Mr. Bowen is to provide consultancy advice relating to marketing, product development, organizational development and contract negotiation. As compensation, Mr. Bowen receives a monthly retainer of $3,000 for which he is to provide the equivalent of four full days' time and attention. Any further work beyond four days in any month is to be paid on a per diem basis at a rate of $750 per day. Reasonable, itemized expenses will be reimbursed if they are agreed upon in advance or are under the amount of $300 for any given month. Please see Item 6.B. Compensation and Item 7.B. Related Party Transactions for further particulars of payments.

Betty Anne Loy
On July 1, 2003 we entered into a service agreement with Betty Anne Loy, our secretary and director. The agreement continues until Ms. Loy gives six months' notice, or until our Company gives six months' notice to Ms. Loy, but not before July 1, 2004. For providing services as Manager of Regulatory Compliance and as a Director, Ms. Loy is to receive the greater of (1) C$5,000 (approximately $3,800) per month and (2) C$35 (approximately $26) per hour. The Board will review her salary on November 1 of each year. There is no commitment to increase Ms. Loy's salary, but her salary may be increased at the Board's discretion. Ms. Loy is also eligible to receive stock options and a bonus. We are also to pay premiums of a basic health and dental plan covering Ms. Loy and her family to the extent of $3,000 per year, although no such payments have been made to date. Please see Item 6.B. Compensation and Item 7.B. Related Party Transactions for further particulars of payments.

Marshalsea Hydraulics Ltd.
We are party to a services agreement with Marshalsea Hydraulics Ltd., which was recently amended on February 1, 2004. The original agreement was entered into on July 1, 2003, was retroactive to April 1, 2003, was amended on November 1, 2003 and called for payment of about $8,500 per month. According to the July 1, 2003 Services Agreement, Marshalsea provides our Company with a number of services including technology design, accounting and financial reporting, co-location premises, administrative support and equipment and inventory storage. Under the Amendment Agreement dated February 1, 2004, Marshalsea's fee was increased to GBP10,000 per month and Messrs. Humphrey and Hopkins have assumed larger roles in the operations of SHEP UK. One of our directors, Peter R. Humphrey, is the Managing Director of Marshalsea and SHEP UK and John D. Hopkins is the finance director of Marshalsea and SHEP UK. Both Mr. Humphrey and Mr. Hopkins are shareholders of Marshalsea and the Company. In the year ended December 31, 2003, we paid or accrued $84,000 in administration and accounting fees to Marshalsea. In addition, one of our contractors paid or accrued $21,840 to Marshalsea on account of subcontracted research and development work.

Simon J. Anderson
On February 10, 2004 we entered into a service agreement with Simon J. Anderson. Under this agreement, Mr. Anderson is to serve as our Chief Financial Officer until Mr. Anderson gives six months' notice, or until we give six months' notice to Mr. Anderson, but not before February 10, 2005. Mr. Anderson is to receive $60,000 per year for 90 hours per month plus $75 per hour for additional time spent, subject to approval. The Board will review his salary on November 1 of each year. There is no commitment to increase Mr. Anderson's salary, but his salary may be increased at the Board's discretion. Mr. Anderson is also eligible to receive stock options and a bonus. We are also to pay premiums of a basic health and dental plan covering Mr. Anderson and his family to the extent of $3,000 per year, although no such payments have been made to date. Please see Item 6.B. Compensation and Item 7.B. Related Party Transactions for further particulars of payments.

MCSI Consulting Services Inc.
On February 10, 2004 we entered into a corporate finance services agreement with MCSI Consulting Services Inc., a company owned by Tracy A. Moore (one of our directors) and Simon J. Anderson (our Chief Financial Officer). MCSI is to provide various corporate finance services, business development and planning strategies, preparation of disclosure documents, news releases and promotional literature, maintenance of our Company's due diligence materials, market research, administration services, general corporate finance assistance and all other services reasonably requested by us at a cost of $3,000 per month assuming 60 hours of work is provided. The arrangement may be terminated by either MCSI or us with 30 days notice, or immediately by MCSI if its account is not in good standing. Please see Item 6.B. Compensation and Item 7.B. Related Party Transactions for further particulars of payments.

D.   Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's shares. Any such remittances, however, are subject to withholding tax.

There are no limitations under the laws of Canada, the Yukon Territory or in the charter or any other constituent documents of our Company on the right of foreigners to hold or vote the shares of our Company. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non-Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds C$5 million. Also, certain transactions are specifically exempted from review.

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

H.   Documents on Display

All documents concerning the Company which are referred to in this Report on Form 20-F are available for inspection at the offices of MCSI Consulting Services Inc.: 609 Granville Street, Suite 880, Vancouver, Canada, V7Y 1G5. Telephone 604-685-5535, Facsimile 604-685-6940.

I.   Subsidiary Information

Full particulars of information on subsidiaries are provided at Item 4.C.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not hold financial instruments that are subject to market risk on account of changes in interest rate or commodity prices. However, in connection with our commercial activities, we are exposed to risk associated with managing our foreign currency assets. We are exposed to foreign currency risks principally because we undertake a large proportion of our expenditures in the United Kingdom and Canada, with sales denominated in currencies other than the US dollar.

The following tables provide information regarding our exposure to exchange rate risk for funds held in trust and accounts payable at December 31, 2003.

Accounts Payable	Total Outstanding	Converted to US$
US dollars Canadian dollars Pounds Sterling Australian dollars _________________	133,829 152,492 311,548 64,390 ___________	133,839 117,792 553,901 46,479 ___________
Total		US$854,011

Our exposure to foreign currency risk from our operations has not changed materially subsequent to December 31, 2003

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have two loans payable, one for $60,000 and one for $40,000. The $60,000 loan bears interest at 8% per annum, is unsecured and was due on the earlier of January 31, 2004 or on the date we received debt or equity financing of at least $1,000,000. It is now past January 31, 2004 and we have raised equity financing of at least $1,000,000 and so the loan is due, but we have not yet made payment. The lender has not demanded repayment of the $60,000 loan.

The lender of the $40,000 has not executed final loan documents nor has it demanded repayment. We have accrued interest based on the draft loan agreement that provides for terms that are the same as for the $60,000 loan. Similarly, while we believe that the loan is due, we have not repaid the principal and accrued interest. The lender has not demanded repayment of the $40,000 loan.

Based on the terms of the $60,000 loan and the assumed terms of the $40,000 loan, both of these amounts are currently due and payable and are accordingly included in current liabilities. The total amount outstanding is $110,792 including accrued interest to May 21, 2004.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.   CONTROLS AND PROCEDURES

Malcolm P. Burke, our President and Chief Executive Officer, and Simon J. Anderson, our Chief Financial Officer, have established and are currently maintaining disclosure controls and procedures for our Company. The disclosure controls and procedures have been designed to ensure that material information relating to our Company is made known to them as soon as it is known by others within the Company.

Our President and Chief Executive Officer and Chief Financial Officer conduct an update and a review and evaluation of the effectiveness of our Company's disclosure controls and procedures and have concluded, based on their evaluation within 90 days of the filing of this Report, that the Company's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that we are required to disclose in our reports filed under the Securities Exchange Act of 1934. There have been no significant changes in our Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation.

ITEM 16

A.   Audit Committee Financial Expert

Our Company does not have an independent audit committee financial expert serving on its audit committee. To date, our Company's Board of Directors has been selected for engineering and financing expertise. As our Company's operations develop, we plan to augment the existing Board members with a director who would qualify as an independent audit committee financial expert.

B.   Code of Ethics

We have adopted a Code of Ethics, which on request, we will provide without charge. A copy of the Code of Ethnics is filed as an exhibit to this annual report.

C.   Principal Accountant Fees and Services

Our principal accountant for the audit of our annual financial statements charged the following fees for the last two fiscal years:

Nature of Services	Year Ended December 31 2003 2002
Audit fees Audit-related fees (1) Tax fees (2) All other fees ___________________	$ 17,991 - 1,063 - __________	$ 5,250 443 - - _________
Total	$ 19,054	$ 5,693

(1) In 2002, the audit-related fees were on account of advice provided regarding quarterly consolidated financial statements and accounting for the reverse takeover transaction.

(2) In 2003 the tax fees related to reviewing SHEP Technologies Inc.'s investment in SHEP Limited, reviewing Canadian and international tax issued relating to proposed acquisition alternatives, and reviewing the Canadian income tax consequence of a cashless exercise of options.

Our principal accountant, Davidson & Company, was also auditor of Inside Holdings Inc. (as we were known before the reverse takeover of SHEP Limited described in Item 4.A.). In the 12 months ended December 31, 2002, Inside Holdings Inc. paid or accrued $7,163 in audit fees to Davidson & Company.

Our audit committee did not approve the fees relating to audit-related services, tax services and all other services provided by Davidson & Company as they were not material.

Our audit committee pre-approves appointment of our independent accountants and all engagements, whether for audit or other services, in excess of $5,000.

D.   Exemptions from the Listing Standards for Audit Committees

Not required.

E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may Yet be Purchased Under the Plans or Programs

January 31, 2003
February 28, 2003
March 31, 2003
April 30, 2003
May 31, 2003
June 30, 2003
July 31,2003
August 31, 2003
September 30, 2003
October 31, 2003
November 30, 2003
December 31, 20003
__________________

	- - - - - 227,193 (1) - - - - - 50,000 (2) ___________	- - - - - $2.85 - - - - - $0.60 ____________	- - - - - 227,193 - - - - - - ____________	- - - - - - - - - - - - ____________
Total	-	-	-	-

(1)   On June 24, 2003, an officer and director of our Company exercised 350,000 vested stock options in a cashless exercise, resulting in an issuance of 227,193 shares of our common stock. The particulars of the 2002 Stock Plan are more fully disclosed in Item 6.E. of this Form 20-F.

(2)   On December 31, 2003, we issued 50,000 shares of our common stock to settle $30,000 of an account payable to a company owned by a director and an officer.

PART III

ITEM 17.   FINANCIAL STATEMENTS

The Company's Financial Statements, Auditors' Reports, and Notes to the Financial Statements, which are required to be filed hereunder, are contained on pages 43 through 64 as follows: "Financial Statements" which include the following statements:

(1)	Independent auditors' report (2003 and 2002) - Davidson & Company
(2)	Independent auditors' report (2001) - Albert Goodman
(3)	Consolidated balance sheets as at December 31, 2003 and December 31, 2002
(4)	Consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 and cumulative amounts from inception on January 6, 2000 to December 31, 2003
(5)	Consolidated statements of stockholders' equity (deficiency) for the period from inception to December 31, 2003
(6)	Consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001 and cumulative amounts from inception on January 6, 2000 to December 31, 2003
(7)	Notes to the consolidated financial statements

Page 43_____________________________________________________________________________________

SHEP TECHNOLOGIES INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2003

_____________________________________________________________________________________

DAVIDSON & COMPANY
Chartered Accountants
A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
SHEP Technologies Inc.
(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of SHEP Technologies Inc. as at December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended December 31, 2003 and 2002 and the cumulative amounts from inception on January 6, 2000 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the year ended December 31, 2001 and the cumulative amounts from inception on January 6, 2000 to December 31, 2001 were audited by other auditors whose report dated June 19, 2002 expressed an unqualified opinion and included an explanatory paragraph discussing uncertainty regarding the Company's ability to continue as a going concern. Our opinion on the cumulative amounts from inception on January 6, 2000 to December 31, 2003, insofar as it relates to amounts for the year ended December 31, 2001 and the period from inception on January 6, 2000 to December 31, 2001, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and the cumulative amounts from inception on January 6, 2000 to December 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has no established source of revenue. This matter raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to this matter is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	"DAVIDSON & COMPANY" Chartered Accountants
February 12, 2004 (except as to Note 18 which is as of May 7, 2004)
A Member of SC INTERNATIONAL 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

Page 45______________________________________________________________________________

Albert Goodman
Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of

SHEP Limited

We have audited the accompanying consolidated statements of operations, stockholders' equity (deficiency) and cash flows of SHEP Limited for the year ended December 31, 2001 and the cumulative amounts from inception on January 6, 2000 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 2001 and the cumulative amounts from inception on January 6, 2000 to December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

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

Taunton, England

/s/ Albert Goodman
Albert Goodman
Chartered Accountants

June 19, 2002

Page 46________________________________________________________________________________

SHEP TECHNOLOGIES INC.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31	2003	2002
ASSETS
Current Cash and cash equivalents Other amounts receivable, net of allowance of $Nil (2002 - $Nil) Inventory Prepaid expenses Total current assets	$ 60,246 30,820 101,897 110,800 303,763	$ 4,253 20,725 202,015 98,649 325,642
Funds held in trust (Note 15) Equipment (Note 7) Intangible assets (Note 6) Total assets	151,122 60,696 - $ 515,581	- 84,154 87,124 $ 496,920
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities
    Accounts payable and accrued liabilities
    Accounts payable and accrued liabilities - related parties
    Loans payable (Note 8)

    Total current liabilities

Commitments (Note 15)

Stockholders' deficiency
    Capital stock (Note 9)
    Authorized
    100,000,000 shares, without par value
    Issued and outstanding
    24,768,956 shares (2002 - 21,637,280)
    Additional paid-in capital
    Cumulative translation adjustment
    Deficit accumulated during the development stage

    Total stockholders' deficiency

Total liabilities and stockholders' deficiency

	$ 742,963 111,048 100,000 954,011 24,769 4,735,828 (44,682) (5,154,345) (438,430) $ 515,581	$ 364,162 169,618 60,000 593,780 21,637 1,777,861 (33,743) (1,862,615) (96,860) $ 496,920
On behalf of the Board: Signed: Malcolm P. Burke Director Malcolm P. Burke	Signed: Tracy A. Moore Director Tracy A. Moore

The accompanying notes are an integral part of these consolidated financial statements

Page 47________________________________________________________________________________

SHEP TECHNOLOGIES INC.
(A Development Stage Company)
Consolidated Statements of Operations
(Expressed in United States Dollars)

Cumulative Amounts From Inception on January 6, 2000 to December 31, 2003	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

SALES

COST OF GOODS SOLD

GROSS PROFIT

EXPENSES
    Depreciation
    Intangible impairment loss
    Research and development
    Research and development - related parties
    Selling, general and administrative (Note 13)
    Selling, general and administrative - related parties
         (Note 13)

Loss before other income (expense)

OTHER INCOME (EXPENSE)
    Interest income
    Interest expense

Loss for the period

Other comprehensive loss:
    Foreign currency transaction adjustment

Comprehensive loss for the period

Basic and diluted loss per share

Weighted average number of
    common shares outstanding

$ 405,517 185,093 220,424 79,658 87,124 1,047,078 165,779 2,153,888 1,836,646 5,370,173 (5,149,749) 3,106 (7,702) (4,596) (5,154,345) (44,682) $(5,199,027)	$ - - - 35,228 87,124 812,951 - 1,103,857 1,245,083 3,284,243 (3,284,243) 215 (7,702) (7,487) (3,291,730) (10,939) $ (3,302,669) $ (0.14) 23,409,449	$ 30,681 19,804 10,877 23,506 - - - 742,279 370,824 1,136,609 (1,125,732) 226 - 226 (1,125,506) (28,125) $ (1,153,631) $ (0.09) 13,041,392	$ 374,836 165,289 209,547 12,625 - 234,127 - 253,511 123,661 623,924 (414,377) 1,028 - 1,028 (413,349) (5,618) $ (418,967) $ (0.10) 4,000,000

The accompanying notes are an integral part of these consolidated financial statements

Page 48________________________________________________________________________________

SHEP TECHNOLOGIES INC.
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Deficiency)
(Expressed in United States Dollars)

Common Stock Number of Shares Amount		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit Accumulated During the Development Stage	Total

Balance, January 6, 2000 (date of inception)

   Common stock issued in January 2000 for cash at
      $0.1309 per share

   Loss for the period

Balance, December 31, 2000

   Cumulative translation adjustment

   Loss for the year

Balance, December 31, 2001

   Assumption of liabilities on acquisition of
      subsidiary (Note 5)

   Forgiveness of debt (Note 5)

   Common stock issued in August 2002 for
      settlement of debts at $0.0764 per share

   Common stock issued in September 2002 on
      recapitalization (Note 4)

   Common stock issued in October 2002 at a price
      of $0.75 per share

   Issuance of stock options for consulting fees

   Cumulative translation adjustment

   Loss for the year

Balance, December 31, 2002

- 4,000,000 - 4,000,000 - - 4,000,000 - - 6,600,000 9,747,948 1,289,332 - - - 21,637,280	$ - 4,000 - 4,000 - - 4,000 - - 6,600 9,748 1,289 - - - $ 21,637	$ - 519,532 - 519,532 - - 519,532 (325,267) 166,177 497,691 (131,983) 965,711 86,000 - - $1,777,861	$ - - - - (5,618) - (5,618) - - - - - - (28,125) - $(33,743)	$ - - (323,760) (323,760) - (413,349) (737,109) - - - - - - - (1,125,506) $(1,862,615)	$ - 523,532 (323,760) 199,772 (5,618) (413,349) (219,195) (325,267) 166,177 504,291 (122,235) 967,000 86,000 (28,125) (1,125,506) $(96,860)

- Continued -
The accompanying notes are an integral part of these consolidated financial statements

Page 49________________________________________________________________________________

SHEP TECHNOLOGIES INC.
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Deficiency)
(Expressed in United States Dollars)

	Common Stock Number of Shares Amount		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit Accumulated During the Development Stage	Total
Balance, December 31, 2002	21,637,280	$ 21,637	$1,777,861	$ (33,743)	$ (1,862,615)	$ (96,860)
Common stock issued in February 2003 for cash at $0.75 per share	245,667	246	170,187	-	-	170,433
Common stock issued in April 2003 for cash at $0.85 per share	588,235	588	434,412	-	-	435,000
Common stock issued in May 2003 for cash at $0.57 per share	438,597	439	217,061	-	-	217,500
Common stock issued in June 2003 as consideration for consulting services at $0.69 per share	50,000	50	34,450	-	-	34,500
Common stock issued in June 2003 for cash at $0.57 per share	614,036	614	304,386	-	-	305,000
Common stock issued in June 2003 on the exercise of warrants at $1.25 per share	133,333	133	166,533	-	-	166,666
Cashless exercise of stock options in June 2003	227,193	227	647,273	-	-	647,500
Common stock issued in July 2003 for cash at $1.30 per share	384,615	385	437,115	-	-	437,500
Common stock issued in September 2003 for cash at $1.00 per share	400,000	400	354,600	-	-	355,000
Common stock issued in December 2003 for settlement of debt at $0.60 per share	50,000	50	29,950	-	-	30,000
Issuance of stock options for consulting fees	-	-	162,000	-	-	162,000
Cumulative translation adjustment	-	-	-	(10,939)	-	(10,939)
Loss for the year	-	-	-	-	(3,291,730)	(3,291,730)
Balance, December 31, 2003	24,768,956	$ 24,769	$4,735,828	$ (44,682)	$(5,154,345)	$ (438,430)

The accompanying notes are an integral part of these consolidated financial statements

Page 50______________________________________________________________________________

SHEP TECHNOLOGIES INC.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Cumulative Amounts From Inception on January 6, 2000 to December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2003	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (5,154,345)	$ (3,291,730)	$ (1,125,506)	$ (413,349)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	79,658	35,228	23,506	12,625
Intangible impairment loss	87,124	87,124	-	-
Inventory writedown	85,383	85,383	-	-
Cashless exercise of stock options	647,500	647,500	-	-
Consulting fees paid by issuance of stock options	248,000	162,000	86,000	-
Consulting fees paid by issuance of common stock	34,500	34,500	-	-

Changes in non-cash working capital items:
(Increase) decrease in other amounts receivables	(28,380)	(10,095)	(18,169)	11,850
(Increase) decrease in inventory	(171,640)	14,735	(180,138)	(6,237)
Increase in prepaid expenses	(104,941)	(12,151)	(92,790)	-
Increase in accounts payable and accrued liabilities	655,753	350,231	280,592	20,987
Net cash used in operating activities	(3,621,388)	(1,897,275)	(1,026,505)	(374,124)
CASH FLOWS FROM INVESTING ACTIVITIES
Funds held in trust	(151,122)	(151,122)	-	-
Acquisition of equipment	(121,027)	-	(55,257)	(3,302)
Acquisition of intangible assets	(80,321)	-	(80,321)	-
Net cash used in investing activities	(352,470)	(151,122)	(135,578)	(3,302)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	2,660,631	2,087,099	50,000	-
Advances received from the Company prior to recapitalization (Note 4)	452,439	-	452,439	-
Loans payable	100,000	40,000	60,000	-
Amounts received from related parties	494,900	-	204,844	269,404
Cash acquired on recapitalization (Notes 4 and 5)	382,586	-	382,586	-

Net cash provided by financing activities	4,090,556	2,127,099	1,149,869	269,404

Effect of exchange rate changes on cash and cash equivalents	(56,452)	(22,709)	(28,125)	(5,618)

Change in cash and cash equivalents for the period	60,246	55,993	(40,339)	(113,640)

Cash and cash equivalents, beginning of period	-	4,253	44,592	158,232

Cash and cash equivalents, end of period	$ 60,246	$ 60,246	$ 4,253	$ 44,592

Cash paid during the period for:
Interest expense	$ -	$ -	$ -	$ -
Income taxes	-	-	-	-

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements

_____________________________________________________________________________________

Page 51________________________________________________________________________________

SHEP TECHNOLOGIES INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
DECEMBER 31, 2003
__________________________________________

1.     HISTORY AND ORGANIZATION OF THE COMPANY

SHEP Technologies Inc. (the "Company") was formed on July 7, 1992 under the laws of the province of British Columbia, Canada. Effective October 6, 2000, the Company changed its governing jurisdiction from the Province of British Columbia to the Yukon Territory, Canada. In September 2002, the Company was a public shell company, defined as an inactive, publicly quoted company with nominal assets and liabilities.

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

The consolidated statements of operations, stockholders' equity (deficiency) and cash flows of the Company prior to September 12, 2002 are those of SHEP Limited. The Company's consolidated date of incorporation is considered to be January 6, 2000, the date of inception of SHEP Limited. Following the acquisition, the Company changed its name from Inside Holdings Inc. to SHEP Technologies Inc.

During the year ended December 31, 2002 and prior to the recapitalization of the Company, SHEP Limited acquired all the issued and outstanding capital stock of another company, SHEP Technologies, Inc., a Delaware Corporation ("SHEP Delaware") (Note 5).

SHEP Limited is an Isle of Man incorporated company whose principal business activity is the development of stored hydraulic energy propulsion technology. SHEP Limited has a wholly-owned subsidiary, SHEP Technology, Inc., a Maine Corporation ("SHEP Maine"). SHEP Limited is considered to be a development stage company as it has not generated significant revenues from operations.

During the year ended December 31, 2003, the Company acquired a wholly-owned subsidiary, with no operating history or assets, that it renamed as SHEP Technologies (UK) Limited. The Company plans to conduct its UK operations in SHEP Technologies (UK) Limited.

2.      GOING CONCERN

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability of assets and the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock and debt. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future debt and equity financings. Such financings may not be available or may not be available on reasonable terms.

	2003	2002
Deficit accumulated during the development stage	$(5,154,345)	$(1,862,615)
Working capital (deficiency)	(650,248)	(268,138)

3.      SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries SHEP Limited, SHEP Maine, SHEP Delaware and SHEP Technologies (UK) Limited. All significant intercompany transactions and balances have been eliminated upon consolidation.

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

Inventory

Inventory, consisting primarily of finished goods and component parts, is recorded at the lower of cost and net realizable value. Cost is determined on a specific item basis. During the year ended December 31, 2003, the Company provided for a writedown of $85,383 with respect to the inventory.

Equipment

Equipment, consisting of machinery and equipment, are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over a period of five years.

Intangible assets

Intangible assets, consisting of patent applications, are recorded at cost and amortized using the straight-line method over the life of the patent which is twenty years from the date of the application of the patent or seventeen years from the date of grant, which ever is longer.

The carrying value of intangible assets is evaluated for potential impairment on an annual basis or more often if conditions warrant. In order to determine whether an impairment exists, management considers the undiscounted cash flows expected to be generated by intangible assets as well as market related values, among other things. If the carrying value of intangible assets exceeds fair value, the carrying value of intangible assets will be written down to fair value in the year the impairment occurs.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

Long-lived assets to be held and used by the Company are continually reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

Revenue recognition

The Company recognizes revenue from the sale of hydraulic energy transfer technology and related products when the technology or products are shipped, services are performed and collection is reasonably assured.

Research and development

All costs of research and development activities are recorded as expenses in the period incurred.

Foreign currency translation

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. The financial statements maintained in local currencies are translated to United States dollars using period-end rates of exchange for assets and liabilities and rates approximating those in effect on the transaction date during the period for revenues and expenses. Translation gains and losses are accumulated as a separate component of stockholders' equity (deficiency). Net gains and losses from foreign currency transactions are included in the consolidated statements of operations.

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

Loss per share

Basic loss per share is computed by dividing the loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted loss per share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At December 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share is 3,371,907, 1,644,666 and Nil, respectively.

Stock-based compensation

Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based employee compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount employees are required to pay for the stock.

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

	Cumulative Amounts From Inception on January 6, 2000 to December 31, 2003	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Loss, as reported	$ (5,154,345)	$ (3,291,730)	$ (1,125,506)	$ (413,349)
Add: Total stock-based employee compensation expense included in loss, as reported determined under APB 25, net of related tax effects	-	-	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(874,000)	(104,000)	(770,000)	-
Pro-forma loss	$ 6,028,345	$ (3,395,730)	$ (1,895,506)	$ (413,349)
Basic and diluted loss per share, as reported		$ (0.14)	$ (0.09)	$ (0.10)
Basic and diluted loss per share, pro-forma		$ (0.15)	$ (0.15)	$ (0.10)

Recent accounting pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.
                                                                                                                                                                                        55
The adoption of these new pronouncements did not or is not expected to have a material effect on the Company's consolidated financial position or results of operations.

4.      RECAPITALIZATION

On September 12, 2002, the Company acquired all the issued and outstanding capital stock of SHEP Limited consisting of 10,600,000 shares and, accordingly, the Company is considered to be the legal acquirer. As consideration, the Company issued 10,600,000 common shares to the former stockholders of SHEP Limited. Control of the combined companies passed to the former stockholders of SHEP Limited and therefore SHEP Limited is considered the acquirer for accounting purposes. Consequently, the consolidated statements of operations, stockholders' equity (deficiency) and cash flows include SHEP Limited's results of operations, deficit and cash flows from January 6, 2000 (date of inception) and the Company's results of operations and cash flows from September 12, 2002. The issued number of shares of common stock is that of the Company. The acquisition was accounted for as a recapitalization of the Company.

At the date of acquisition, the fair market value of the net assets of the Company was negative as follows:

Cash and cash equivalents	$ 382,528
Other receivables	2,440
Prepaid expenses	5,859
Accounts payable and accrued liabilities	(48,501)
342,326
Due from SHEP Limited	452,439
794,765
Stock subscriptions received in advance	(917,000)
Net liabilities assumed	$ (122,235)

Pro-forma financial information is not presented since the combination is a recapitalization and not a business combination.

5.      BUSINESS COMBINATION WITH SHEP DELAWARE

On June 3, 2002, SHEP Limited acquired, for nominal consideration, all the issued and outstanding capital stock of SHEP Delaware.

The acquisition of SHEP Delaware has been accounted for by the purchase method. At the date of acquisition, the value of SHEP Delaware's net assets were negative. Accordingly, the net liabilities assumed were recorded at their book values with a corresponding reduction of additional paid-in capital of the Company as follows:

Cash	$ 58
Due from SHEP Maine	30,000
Accounts payable and accrued liabilities	(179,757)
Due to related parties	(125,568)
Note payable	(50,000)
Net liabilities assumed	$(325,267)

Settlement of debts

On June 30, 2002, the related parties and the holder of the note payable agreed to forgive debts owing to them by SHEP Delaware in exchange for receiving previously issued shares of SHEP Limited from existing stockholders. The amounts forgiven of $166,177, consisting of a note payable of $50,000 and amounts due to related parties of $116,177, has been recorded as a contribution of additional paid-in capital. The related parties are significant stockholders of the Company.

6.      ASSET ACQUISITION - RELATED PARTY

During the year ended December 31, 2002, the Company, concurrent with the acquisition of SHEP Limited, acquired certain assets from a significant stockholder of the Company for cash consideration as follows:

Inventory	$ 156,540
Equipment	55,257
Intangible assets	80,321
$ 292,118

There is significant uncertainty regarding future revenues to be generated from intangible assets due to the fact that this is a new business with a developing technology and there are currently no comparable businesses in the intended market segments for which any reliable predictions for future revenue generation can be based. Therefore, due to these uncertainties related to expected future undiscounted cash flows, management concluded that the carrying value of intangible assets had been materially impaired and wrote off the entire value of intangible assets resulting in a charge of $87,124 (at prevailing exchange rates) to operations.

The Company also recorded an inventory write-down of $85,383 during the year ended December 31, 2003.

7.      EQUIPMENT

	December 31, 2003			December 31, 2002
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$ 147,887	$ 87,191	$ 60,696	$ 131,254	$ 47,100	$ 84,154

8.      LOANS PAYABLE

The loans payable at December 31, 2003 consist of a $60,000 loan and a $40,000 loan. The $60,000 loan bears interest at 8% per annum, is unsecured and is due on the earlier of January 31, 2004 or on the date the Company receives debt or equity financing of at least $1,000,000, which has been received. Demand for repayment of the $60,000 loan has not been made by the lender. The lender has not executed final loan documents for the $40,000 loan. The Company has accrued interest based on a draft loan agreement that provides for terms that are the same as for the $60,000 loan.

9.      CAPITAL STOCK

On January 6, 2000, SHEP Limited issued 4,000,000 shares of common stock for proceeds of $523,532.

On August 12, 2002, SHEP Limited completed a 4000:1 forward stock split. All references to previously issued shares and per share amounts have been restated to give effect to the forward stock split.

On August 29, 2002, SHEP Limited issued 6,600,000 common shares at a value of $504,291 in exchange for settling debts owing to related parties of $504,291.

On September 12, 2002, the Company acquired all the issued and outstanding capital stock of SHEP Limited which was accounted for as a recapitalization of the Company (Note 4). The issued number of shares of common stock is that of the Company with adjustments made for differences in par value between the Company and SHEP Limited.

On October 22, 2002, the directors considered a subdivision of the Company's capital stock on the basis of every one share of common stock subdivided into two shares of common stock, subject to stockholder approval. On November 22, 2002, stockholders granted their approval and permission at the Company's Special Meeting of the Stockholders. Although the directors have received stockholder approval to subdivide the Company's capital stock, the stock subdivision has yet to be implemented.

On October 30, 2002, the Company completed a private placement consisting of 1,289,332 units at a price of $0.75 per unit for gross proceeds of $967,000. The units were issued in exchange for stock subscriptions received in advance of $917,000 prior to the recapitalization with SHEP Limited (Note 4) and cash proceeds of $50,000 received after the recapitalization. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share until September 12, 2003. This warrant term was subsequently extended to March 22, 2004.

On February 28, 2003, the Company completed a private placement consisting of 245,667 units at a price of $0.75 per unit for proceeds of $184,250. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share for a period of one year. The Company incurred $13,817 of share issuance costs associated with this private placement.

On April 3, 2003, the Company completed a private placement consisting of 588,235 units at a price of $0.85 per unit for gross proceeds of $500,000. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share for a period of one year. The Company incurred $65,000 of share issuance costs associated with this private placement.

On May 23, 2003, the Company completed a private placement consisting of 438,597 units at a price of $0.57 per unit for gross proceeds of $250,000. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share for a period of two years. The Company incurred $32,500 of share issuance costs associated with this private placement.

On June 4, 2003, the Company issued 50,000 shares of common stock as compensation to a consultant in consideration for services rendered at a price of $0.69 per share for a total of $34,500 which has been recorded as consulting expenses in the consolidated statements of operations.

On June 11, 2003, the Company completed a private placement consisting of 614,036 units at a price of $0.57 per unit for gross proceeds of $350,000. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share for a period of two years. The Company incurred $45,000 of share issuance costs associated with this private placement.

On June 24, 2003, the Company received proceeds of $166,666 for the exercise of 133,333 warrants at a price of $1.25 per share.

On June 24, 2003, an officer and director of the Company exercised 350,000 vested stock options in a cashless exercise. The stock was trading at a price of $2.85 per share, and the exercise price was $1.00 per share, resulting in an issuance of 227,193 shares and stock-based compensation expense of $647,500 which has been recorded as compensation expense in the consolidated statements of operations.

On July 15, 2003, the Company completed a private placement consisting of 384,615 units at a price of $1.30 per unit for gross proceeds of $500,000. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of common stock at a price of $1.50 per share for a period of one year. The Company incurred $62,500 of share issuance costs associated with this private placement.

On September 8, 2003, the Company completed a private placement consisting of 400,000 units at a price of $1.00 per unit for gross proceeds of $400,000. Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of common stock at a price of $1.25 per share for a period of one year. The Company incurred $45,000 of share issuance costs associated with this private placement.

On December 31, 2003, the Company issued 50,000 shares of stock at $0.60 per share to settle $30,000 of an account payable to a company owned by a director and officer of the Company.

Common stock

The common stock of the Company is all of the same class, is voting and entitles stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distributions of net assets or any dividends which may be declared.

The Company's common stock has no par value. However, for reporting purposes, the Company has assigned an amount of $0.001 per share of common stock.

Warrants

A summary of share purchase warrant activity during fiscal 2003 and 2002 is as follows:

	2003		2002
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Warrants outstanding, beginning of the year	644,666	$ 1.25	-	$ -
Issued	1,335,574	1.29	644,666	1.25
Exercised	(133,333)	1.25	-	-
Expired	-	-	-	-
Warrants outstanding, end of the year	1,846,907	$ 1.28	644,666	$ 1.25

The Company did not issue any warrants prior to January 1, 2002.

A summary of share purchase warrants outstanding at December 31, 2003 follows:

Exercise Price	Number Outstanding	Expiration Date
$1.25	122,833	February 28, 2004 - Note 18(d)
$1.25	511,333	March 12, 2004 - Note 18(d)
$1.25	294,117	April 3, 2004
$1.50	192,307	July 15, 2004
$1.25	200,000	September 8, 2004
$1.25	219,299	May 23, 2005
$1.25	307,018	June 11, 2005
	1,846,907

10.      STOCK OPTIONS

On October 8, 2002, the Company adopted a stock incentive plan (the "2002 Stock Plan") to provide incentives to employees, directors and consultants. On November 22, 2002, the Company's stockholders approved the 2002 Stock Plan which provides for the issuance of up to 2,200,000 options with a maximum term of ten years. The board of directors has the exclusive power over the granting of options and their vesting provisions.

	2003		2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of the year	1,000,000	$ 1.00	-	$ -
Issued	875,000	1.00	1,000,000	1.00
Exercised	(350,000)	1.00	-	-
Expired	-	-	-	-
Options outstanding, end of the year	1,525,000	$ 1.00	1,000,000	$ 1.00
Weighted average fair value of options granted in the year		$ 0.89		$ 0.86

The fair value of options granted to a consultant and a non-elected director of a subsidiary recognized during the current year was $162,000 (2002 - $86,000), which has been recorded as consulting fees in the consolidated statement of operations.

The Company did not issue any stock options prior to January 1, 2002.

A summary of stock options outstanding at December 31, 2003 is as follows:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$1.00	1,525,000	5.15 years	$ 1.00	862,500	$ 1.00

The Company used the Black-Scholes option pricing model to compute estimated fair value, based on the following assumptions:

	2003	2002
Risk-free interest rate	4.5%	5.0%
Dividend yield rate	- %	- %
Price volatility	125%	112%
Weighted average expected life of options	6 years	6 years

11.      RELATED PARTY TRANSACTIONS

The Company's consolidated results of operations for the last three years include paid or accrued expenses, to persons or companies with which related parties have an interest, as summarized below:

For the year ended December 31, 2003:
	Fees	Stock-Based Compensation	Rent	Total
BALCO Holdings Inc.	$ 39,465	$ -	$ -	$ 39,465
Ifield Technologies	151,121	-	-	151,121
Marshalsea Hydraulics Ltd.	84,000	-	-	84,000
MCSI Consulting Services Inc.	191,556	-	-	191,556
Primary Ventures Corp.	81,000	-	27,941	108,941
SOPO Investments	22,500	-	-	22,500
Tracy A. Moore	-	647,500	-	647,500
Total	$ 569,642	$ 647,500	$ 27,941	$ 1,245,083

For the year ended December 31, 2002:
	Fees	Stock-Based Compensation	Rent	Total
BALCO Holdings Inc.	$ 11,756	$ -	$ -	$ 11,756
Euro Capital Markets Ltd.	88,353	-	-	88,353
Ifield Technologies	103,724	-	17,025	120,749
Marshalsea Hydraulics Ltd.	63,039	-	-	63,039
MCSI Consulting Services Inc.	56,821	-	-	56,821
SOPO Investments	30,106	-	-	30,106
Total	$ 353,799	$ -	$ 17,025	$ 370,824

For the year ended December 31, 2001:
	Fees	Stock-Based Compensation	Rent	Total
Ifield Technologies	$ -	$ -	$ 14,798	$ 14,798
Marshalsea Hydraulics Ltd.	108,863	-	-	108,863
Total	$ 108,863	$ -	$ 14,798	$ 123,661

Fees include management fees, consulting fees and office and general expenses.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

    BALCO Holdings Inc. is a management services company owned by a director of the Company.
    Ifield Technologies is an engineering services company owned by a director of the Company.
    Marshalsea Hydraulics Ltd. is a pump manufacturing company in which a director of the Company holds an equity interest.

    MCSI Consulting Services Inc. is a corporate finance consulting company owned by a director and officer of the Company.

    Primary Ventures Corp. and SOPO Investments are companies owned by an individual who is a director and officer of the Company.

    Tracy A. Moore is a director and a former officer of the Company.

    An individual who is a director and officer of the Company is a shareholder in Euro Capital Markets Ltd.

12.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended December 31, 2003 were:

    The Company issued 227,193 shares of common stock pursuant to a cashless exercise of stock options by a director resulting in non-cash compensation expense of 647,500 being recognized (Note 9).
    The company issued 50,000 shares of common stock to settle $30,000 of an account payable due to a related party (Note 9).

Significant non-cash transactions for the year ended December 31, 2002 consisted of:

    The Company issuing 6,600,000 shares of common stock at a value of $504,291 in exchange for settling debts owing to related parties of $504,291 (Note 9).
    Debts owing by the Company totaling $166,177 being forgiven by the debt holders in exchange for receiving previously issued shares of the Company resulting in a contribution to additional paid-in capital of $166,177 (Note 5).
    The Company issuing 1,222,667 shares of common stock at a value of $917,000 in exchange for stock subscriptions received in advance of $917,000 (Note 9).
    SHEP Limited assuming the net liabilities of the Company in the amount of $122,235 (Note 4).
    The Company acquiring the net liabilities of SHEP Delaware in the amount of $325,267 (Note 5).
    There were no significant non-cash transactions for the year ended December 31, 2001.

13.      SELLING, GENERAL AND ADMINISTRATIVE

Cumulative Amounts From Inception on January 6, 2000 to December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
2003	2003	2002	2001

Advertising and promotion
Business development
Compensation from cashless exercise of options (Note 11)
Consulting fees (Note 11)
Exchange loss
Listing, filing and transfer agent fees
Inventory writedown
Investor relations
Management fees (Note 11)
Office and general (Note 11)
Professional fees
Rent (Note 11)
Salaries and benefits
Travel and related

Selling, general and administrative expenses have been
presented on the consolidated statements of operations
as follows:
    Selling, general and administrative
    Selling, general and administrative - related parties

$ 51,202 60,227 647,500 669,637 32,687 17,259 85,383 342,838 754,472 200,751 405,267 67,490 320,143 335,678 $ 3,990,534 $ 2,153,888 1,836,646 $ 3,990,534	$ 23,191 60,227 647,500 469,521 32,687 17,259 85,383 147,314 332,712 67,907 236,213 24,787 89,680 114,559 $2,348,940 $ 1,103,857 1,245,083 $ 2,348,940	$ 28,011 - - 189,471 - - - 195,524 238,222 80,153 106,852 18,849 151,645 104,376 $ 1,113,103 $ 742,279 370,824 $ 1,113,103	$ - - - 2,800 - - - - 108,863 27,349 32,267 23,854 78,818 103,221 $ 377,172 $ 253,511 123,661 $ 377,172

14.      FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Currency risk

The Company is exposed to currency risk arising from fluctuations in foreign exchange rates and the degree of volatility in these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Concentration of credit risk

To limits its credit risk exposure in excess of federally insured amounts, the Company places deposits with financial institutions with high credit standing.

15.      COMMITMENTS

The Company has the following commitments as at December 31, 2003:

a) An employment agreement dated July 1, 2003 with an individual who is a director and Chief Executive Officer of the Company to pay an annual salary of $117,000 plus certain benefits up to $3,000 annually. The agreement can be cancelled by either party by giving six months' notice. The Company will review the salary November 1 of each year. The individual is also eligible to receive stock options and a bonus.

b) An agreement dated July 1, 2003 with a director of the Company to pay the greater of (1) approximately $3,800 (C$5,000) per month and (2) approximately $26 (C$35) per hour plus certain benefits up to $2,300 (C$3,000) annually. The agreement can be cancelled by either party by giving six months' notice. The Company will review these amounts November 1 of each year. The individual is also eligible to receive stock options and a bonus.

c) An agreement with Marshalsea Hydraulics Ltd. ("Marshalsea") dated February 1, 2004, amending an earlier services agreement with Marshalsea dated July 1, 2003, retroactive to April 1, 2003. Under the July 1, 2003 services agreement, Marshalsea provides the Company with a number of services including technology design, accounting and financial reporting, co-location premises, administrative support and equipment and inventory storage. Under the amendment agreement dated February 1, 2004, Marshalsea's fee was increased to approximately $17,700 (GBP10,000) per month from approximately $10,200 (GBP5,750).

d) An agreement dated February 10, 2004 with an individual who is a director and former Chief Financial Officer of the Company, amending an earlier services agreement with the individual dated July 1, 2003, to reduce the individual fees from $102,000 per annum to $24,000 per annum based on 30 hours of work per month.

e) An agreement dated July 7, 2003 with an arm's length party providing development services will result in the payment of an estimated $1,645,000 in the year ended December 31, 2004.

f) In conjunction with the prospective employment of a new Chief Executive Officer, which arrangement was terminated after year end, the Company also entered into an escrow agreement dated July 25, 2003 whereby approximately $151,000 (GBP85,000) was placed in trust to ensure payment of the individual's salary. In January 2004, the individual agreed to have these funds released from escrow subject to the funds being returned to escrow within 10 days of the Company raising at least $4,000,000 in financings.

16.      INCOME TAXES

A reconciliation of income tax expense at the federal statutory income tax rate (35%) with the reported tax expense is as follows:

2003	2002	2001

Loss before income taxes

Expected income tax recovery at federal statutory rate
Non-deductible stock-based compensation
State and local income taxes
Foreign tax differences
Unrecognized benefit of operating losses

Income tax recovery

$(3,291,730) $ 1,152,105 (351,132) 115,013 (457,757) (458,229) $ -	$(1,125,506) $ 382,672 - 74,167 (150,851) (305,988) $ -	$ (413,349) $ 140,539 - - (100,310) (40,229) $ -

The significant components of the Company's deferred tax assets are as follows:

	2003	2002
Deferred tax assets: Operating loss carry forwards Valuation allowance Net deferred tax assets	$ 842,096 (842,096) $ -	$ (380,819) (380,819) $ -

The Company has approximately $4,264,000 of operating loss carry forwards which expire beginning in 2005. These operating loss carry forwards consist of approximately $2,713,000 in Canada, approximately $179,000 in the United States, and approximately $1,372,000 in the UK.

The Company has provided a valuation allowance against its deferred tax assets given that it is in the development stage and it is more likely than not that these benefits will not be realized.

17.      SEGMENT INFORMATION

The Company operates in one business segment being the development of stored hydraulic energy propulsion technology. The Company's operations are conducted in three geographic segments being the United Kingdom ("UK"), the United States of America ("USA") and Canada. In the year ended December 31, 2003, sales totaling $Nil (2002 - $30,681; 2001 - $372,318) were made to one customer in the USA. This represented Nil% (2002 - 100%; 2001 - 99%) of the Company's total sales.

	2003	2002	2001
Sales Canada UK USA Depreciation Canada UK USA Income (loss) Canada UK USA Total assets Canada UK USA	$ - - - $ - $ - 34,478 750 $ 35,228 $(1,647,338) (1,621,851) (22,541) $(3,291,730) $ 45,853 467,130 2,598 $ 515,581	$ - - 30,681 $ 30,681 $ - 22,506 1,000 $ 23,506 $ (506,126) (461,947) (157,433) $(1,125,506) $ 106,489 380,798 9,633 $ 496,920	$ - - 374,836 $ 374,836 $ - 12,625 - $ 12,625 $ - (424,280) 10,931 $ (413,349) $ - 40,620 55,171 $ 95,791

18.      SUBSEQUENT EVENTS

The following events occurred subsequent to year end:

    In February 2004, the Company completed a convertible debenture financing and received gross proceeds of $500,000. The convertible debenture bore interest at 6% per year. On March 29, 2004, the holder of the debenture elected to convert the debenture, resulting in the issuance of 1,221,615 shares of common stock. As part of this financing, the Company also issued warrants to purchase 500,000 shares of common stock at $1.00 per share on or before February 12, 2006. The Company incurred $65,000 in share issuance costs associated with the private placement and issued warrants to purchase 100,000 shares of common stock at $1.00 per share on or before February 12, 2006 as a finder's fee.
    The Company entered into an agreement dated February 10, 2004 with an individual who is the Chief Financial Officer of the Company to pay an annual salary of $60,000 plus certain benefits up to $3,000 annually. The agreement can be cancelled by either party by giving six months' notice. The Company will review the salary November 1 of each year. The individual is also eligible to receive stock options and a bonus.
    The Company entered into a corporate finance services agreement dated February 10, 2004 with MCSI Consulting Services Inc. ("MCSI") to provide corporate finance and related services. For these services, MCSI will be paid $3,000 per month based on 60 hours per month of work being provided. The agreement can be cancelled by either party by giving 30 days notice.
    In February 2004, the Company's board of directors elected to extend the life of certain warrants. Warrants for the acquisition of 177,334 shares of common stock at a price of $1.25 per share on or before March 12, 2004 were extended to September 12, 2004. Warrants for the acquisition of 122,833 shares of common stock at a price of $1.25 on or before February 28, 2004 were extended to August 31, 2004.

Page 65_____________________________________________________________________________________________________________

19.      DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. These consolidated financial statements also comply, in all material respects, with Canadian generally accepted accounting principles with respect to recognition, measurement and presentation.

ITEM 18.   FINANCIAL STATEMENTS

Not applicable

ITEM 19.   EXHIBITS

Exhibit No.		Title
*	1.1	Articles of Continuance effective October 6, 2000
	1.2	Articles of Amendment to Articles of Continuance effective October 3, 2002
*	1.3	Bylaws
4.1

Agreement for Acquisition of Issued Shares of SHEP Limited dated May 22, 2002 by and among SHEP Limited, Ifield Technology Limited, Euro Capital Markets Ltd. and Marshalsea Hydraulics Limited Executive Pension Scheme, as amended

	4.2	Purchase and Sale Agreement dated September 12, 2002 between Ifield Technology Limited and SHEP Limited
**	4.3	Bridge Loan Agreement dated December 31, 2002 with ICH Limited
	4.4	Consulting agreement dated February 12, 2003 between SHEP Technologies Inc. and MarketByte, LLC
	4.5	Hydraulic Energy Regeneration Control Contract dated July 7, 2003 between SHEP Limited and PI Technology
	4.6	Hydraulic Energy Regeneration Control Pre-Contract dated May 21, 2003 between SHEP Limited and PI Technology
	4.7	Letter Agreement dated June 30, 2003 between SHEP Technologies Inc. and Campbell & Co.
	4.8	Agreement to Convert Debt dated December 31, 2003 between SHEP Technologies Inc. and MCSI Capital Corp.
	4.9	Service Agreement dated July 1, 2003 with Malcolm P. Burke
	4.10	Service Agreement dated July 1, 2003 with Tracy A. Moore, as amended
	4.11	Letter Agreement dated April 21, 2003 with Clive Bowen
	4.12	Service Agreement dated July 1, 2003 with Betty Anne Loy
	4.13	Services Agreement dated July 1, 2003 between SHEP Technologies (UK) Limited and Marshalsea Hydraulics Limited, as amended.
	4.14	Services Agreement dated November 1, 2003 between SHEP Technologies (UK) Limited and Marshalsea Hydraulics Limited, as amended.
	4.15	Service Agreement dated February 10, 2004 with Simon J. Anderson
	4.16	Corporate Finance Services Agreement dated February 10, 2004 between SHEP Technologies, Inc. and MCSI Consulting Services Inc.
	8.1	List of Subsidiaries
	11.1	Code of Ethics
	12.1	Certification of Simon Anderson under Rule 13a-14(a)
	12.2	Certification of Malcolm Burke under Rule 13a-14(a)
	13.1	Certifications of Simon Anderson and Malcolm Burke under Rule 13a-14(b)
	14.1	Consent of Davidson & Company
	*	Incorporated by reference from the Company's Registration Statement on Form 20-F as filed with the Commission on March 1, 2001.
	**	Incorporated by reference from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 as filed with the Commission on May 27, 2003.

Page 67______________________________________________________________________________________________________________

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Date: May 25, 2004	SHEP Technologies Inc. /s/ Malcolm P. Burke Malcolm P. Burke, President and Chief Executive Officer

Page 68________________________________________________________________________________

CERTIFICATIONS

I, Malcolm P. Burke, certify that:

1.   I have reviewed this annual report on Form 20-F of SHEP Technologies Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this based on such evaluation; and

d.

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5.   The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's Board of Directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonability likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have significant role in the company's internal control over financial reporting.

Date: May 25, 2004	SHEP Technologies Inc. /s/ Malcolm P. Burke Malcolm P. Burke, President and Chief Executive Officer

Page 69________________________________________________________________________________

I, Simon J. Anderson, certify that:

1.   I have reviewed this annual report on Form 20-F of SHEP Technologies Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this based on such evaluation; and

d.

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

5.   The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's Board of Directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonability likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have significant role in the company's internal control over financial reporting.

Date: May 25, 2004	SHEP Technologies Inc. /s/ Simon J. Anderson Simon J. Anderson, Chief Financial Officer

Page 70________________________________________________________________________________

CERTIFICATION PURSUATN TO 18.U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned officers of SHEP Technologies, Inc. (the "Company") hereby certifies that:

  the accompanying Annual Report on Form 20-F of the Company for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED: May 25, 2004

/s/ Malcolm P. Burke
Chief Executive Officer

/s/ Simon J. Anderson
Chief Financial Officer

Page 71________________________________________________________________________________

EXHIBIT 8.1

Subsidiaries

1.   SHEP Technologies, Inc., a Delaware corporation

2.   SHEP Limited, organized under the laws of the Isle of Man

3.   SHEP Technologies (UK) Limited, incorporated by the Registrar of Companies for England and Wales

EXHIBIT 11.1

1.  Code of Ethics