Form 20-F
period 2004-12-31
SHEP TECHNOLOGIES INC
filed 2005-10-07
CIK 1135443

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[    ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004, or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to________________

COMMISSION FILE NO.    0-32411

SHEP TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Yukon Territory, Canada

(Jurisdiction of incorporation organization)

595 Howe Street, Suite 900, Vancouver, BC V6C 2T5 Canada

 (Address of principal executive office)

(604) 689-1515

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

As at December 31, 2004, there were 26,255,571 issued shares of our common stock outstanding.

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

Item 18  [   ]

INTRODUCTION

Accounting Principles

SHEP Technologies Inc.’s financial statements included herein were prepared in conformity with generally accepted accounted principles of the United States of America.

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

ITEM 3.    KEY INFORMATION

A.  Selected Financial Data

The following represents selected financial data for the Company’s operations, acquired as of September 12, 2002.  These results are for the period from inception on January 6, 2000 to December 31, 2000, and for the years ended December 31, 2001, 2002, 2003 and 2004.  These financial results have been prepared in conformity with generally accepted accounting principles in the United States of America.

All financial amounts are expressed in US dollars.

	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	From inception January 6 to December 31 2000
Revenues	$ -	$ -	$ 30,681	$ 374,836	$ -
Loss from operations	(1,785,759)	(3,284,243)	(1,125,732)	(414,377)	(325,397)
Loss from continuing operations	(1,785,759)	(3,284,243)	(1,125,732)	(414,377)	(325,397)
Net loss	(1,905,219)	(3,291,730)	(1,125,506)	(414,349)	(323,760)
Total assets	129,094	515,581	496,920	95,791	224,367
Total liabilities	1,553,581	954,011	593,780	314,986	24,595
Stockholders' equity (deficiency)	(1,424,487)	(438,430)	(96,860)	(219,195)	199,772
Capital stock, at par	26,256	24,769	21,637	1,494	1,494
Additional paid in capital	5,494,458	4,735,828	1,777,861	519,532	519,532

Net loss from operations per share	(0.07)	(0.14)	(0.09)	(0.10)	(0.09)
Net loss from continuing operations per share	(0.07)	(0.14)	(0.09)	(0.10)	(0.09)
Net loss per share	(0.07)	(0.14)	(0.09)	(0.10)	(0.09)
Cash dividends	-	-	-	-	-
Weighted average common shares outstanding	25,826,736	23,409,449	13,041,392	4,000,000	4,000,000

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

Our Company's common shares presently trade in the US on ”pink sheets” under the ticker symbol STLOF, and also trade on the Berlin Stock Exchange under the ticker symbol IH3. There is presently a limited market for our common shares. There is no assurance that a liquid market for our common shares will ever develop in the US, Germany or elsewhere, or that if such a market does develop that it will continue; or that the trading price of the shares will not be subject to significant price fluctuations. Accordingly, an investment in common shares of our Company should only be considered by those investors who do not require liquidity and can afford to suffer a total loss of their investment. An investor should consult with professional advisers before making such an investment.

Pink sheet stocks are subject to risk.

In addition to trading on the Berlin Stock Exchange, our stock also trades on the pink sheets. The pink sheets market for securities has experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our Company’s industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock.

Trading in our securities is conducted in the Pink Sheets securities that do not meet Over-the-Counter or NASDAQ listing requirements.  As a result, investors will find it substantially more difficult to dispose of our securities.  Investors may also find it difficult to obtain accurate information and quotations as to the price of our common stock.  Finally, depending upon several factors, including the future market price of our common stock, our securities are and may remain subject to the "penny stock" rules.  These "penny stock" rules place stringent requirements on brokers and investors who want to buy or sell our shares and generally have a negative and depressive effect on the trading price of public shares subject to the rules.

Our stock price may be volatile increasing the risk of any investment in our securities.

Our stock price may be volatile and as a result, investors could lose all or part of their investment. The value of an investment could decline due to the impact of any of the following factors upon the market price of our common stock:

▪

failure to meet sales and marketing goals or operating budget

▪

failure to develop our technology as expected

▪

decline in demand for our common stock

▪

operating results failing to meet the expectations of securities analysts or investors in any quarter

▪

failure to commercialize our technology

▪

the possibility that the market will not accept our product

▪

downward revisions in securities analysts' estimates or changes in general market  conditions

▪

technological innovations by competitors or in competing technologies

▪

investor perception of our Company’s industry or prospects

▪

general economic trends

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile.  These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock.

Fluctuations in our quarterly operating results could adversely affect the market for our common stock.

Our Company’s quarterly operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly. Factors that may cause our operating results to fluctuate include many of the risk factors discussed elsewhere in this annual report, and also include:

▪

the nature of our operating expenses

▪

our level of research and development activities

▪

the effect of employee and contractor utilization rates

▪

the effect of seasonal variations on disposable income

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

We have never been profitable, we expect to incur net losses for the foreseeable future, and we may never be profitable. We incurred net losses of $1,905,200, $3,291,700 and $1,125,500 for the fiscal years ended December 31, 2004, 2003 and 2002, respectively.

We have suspended our operations while reviewing various financing and operating options available to us. Accordingly, it is difficult to forecast our future operating results.

The company is actively investigating various financing options in order to continue development of the SHEP System. These include off balance sheet financing, joint-venture opportunities, licensing agreements and possible government grants. This process is uncertain and dependent on many factors; consequently, it is difficult to forecast future operating results.

There is substantial risk, for us or a purchaser, associated with commercializing our technology.

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

Our technology is essentially unproven and there is no assurance that, if proven, the SHEP System will be manufactured commercially.

Although we have demonstrated the use and efficiency of SHEP System components in several tests and in prototype vehicles, we have not begun commercial manufacture of the SHEP System. Additionally, although we reached an agreement with an industry partner in May 2003 for development of the SHEP System, further development has been  suspended due to a lack of sufficient funding and, accordingly, we are not able to begin sales or licensing of the re-engineered SHEP System until such development work is complete. We do not, as yet, know the unit cost of the SHEP System and therefore do not know if it can be produced and sold viably on a commercial basis, although the market for regenerative braking and energy-efficient technologies is expected to continue to grow.

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

If we fail to develop strategic relationships with potential buyers of our technology, our efforts to sell our intellectual property may be unsuccessful.

At the present time, we lack an existing installed customer base to which our innovative SHEP System can be offered and require additional funds to complete the development of our prototype SHEP System vehicle. As a result, we will need to establish strategic relationships with industry partners who have large installed customer bases to whom we can offer the sale of or licenses for our intellectual property, which may be combined with their own transportation components and technologies. If we are not successful in establishing these relationships, it will be more difficult for us to be successful in our efforts to secure sufficient funds for settlement of certain debts and trade accounts payable.

Our patents, trademarks and other intellectual property rights may not provide us or a purchaser of our technology with adequate protection.

Our success is substantially dependent on our internally developed technologies and intellectual property, which we protect through a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions.

Although we believe we have taken adequate steps to protect our intellectual property, proprietary information, technological know-how and other rights, we cannot be certain that these steps will prove sufficient for the protection of our technology. Despite efforts to protect our Company’s proprietary rights, unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect the proprietary rights of companies to the same extent as the laws of the United States, Canada and Europe. Furthermore, competitors may independently develop technology similar to ours. The number of intellectual property claims in the automotive component industry may increase as the number of competitive technologies grows.

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

We have used significant capital to date and, even though we have suspended our operations, we require additional capital to maintain our public filings, fund our reorganization and finance due diligence on new business opportunities. As a result, we estimate that over $250,000 will be required to support our needs and for other purposes over the next 12 months. The inability to satisfy our financing needs would have a materially adverse effect on us, including possibly requiring us to curtail or cease our operations. To the extent that future financing involves the sale of our equity securities, our then existing stockholders could be substantially diluted.

Conflicts of interest may result in the loss of services, which may adversely affect the success, and growth of our business.

Our directors and officers will not devote all their time to the affairs of our Company. They are presently, and will continue to be, engaged in other business ventures. As a result, situations may arise where one or more directors and officers do not devote the necessary effort and attention to our Company. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business.

Exchange rate fluctuations may adversely affect the financial position of our Company.

Our business is operated from our head office in Vancouver, Canada and, in the past, in the UK. Our equity and debt financings are conducted in US dollars while most of our costs are in Canadian dollars and most of our assets are in Pounds Sterling. Any significant increase or decrease in the value of the Pound Sterling or Canadian dollar compared to the US dollar would have a significant impact on the financial position and results of operations of our business. Similar exchange rate risks will arise should our business expand into other markets and involve other currencies. We do not engage in any foreign currency hedging activities.

The enacting of governmental regulation may impose burdens on our business.

Our Company is not currently subject to direct regulation by any government agency, other than applicable securities laws and regulations applicable to business generally and to the transportation industry in particular. However, it is possible that a number of laws and regulations may be adopted with respect to regulating vehicle emissions-related technology and pricing, which may impose additional burdens on companies in this industry and thus decrease the likelihood of the sale of our intellectual property. There can be no assurance that any such new legislation or regulation will not be enacted.  In addition, laws or regulations from jurisdictions whose laws do not currently apply to our business could, depending on our future operations, become applicable to us.

Our prototype developer has suspended work on our technology until funds are available to resume work.

Our commercialization strategy was largely dependent on the successful development of a prototype vehicle by Pi Technology.  Pi Technology has suspended development efforts on our behalf, substantially jeopardizing our ability to develop a prototype vehicle. In 2005 certain related parties advanced £100,000 (approximately $192,000) to Pi Technology on our behalf to preserve an active relationship with this key contractor. The terms and conditions relating to this advance of funds are yet to be determined.

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

On September 12, 2002, Inside completed the acquisition of SHEP Limited by way of reverse merger, including SHEP Limited’s subsidiaries and certain assets, and subsequently changed its name to SHEP Technologies Inc. (the “Company”). We are a development stage company with proprietary "Stored Hydraulic Energy Propulsion" intellectual property.  The SHEP System is designed for wide-ranging applications in the global transportation sector.  The SHEP System uses electronics, a patented hydraulic pump/motor and a proprietary accumulator to capture kinetic energy otherwise lost during vehicle braking. It utilizes the recovered energy for vehicle acceleration during the low-speed acceleration phase.

This use of stored and recovered energy results in decreased fuel consumption and harmful emissions, added acceleration and reduced noise and maintenance costs in transportation applications.

The Company's head office and administrative office is located at 595 Howe Street, Suite 900, Vancouver, BC, V6C 2T5, Canada.  The Company's registered records office is located at Suite 308, 204 Black Street, Whitehorse, Yukon, Y1A 2M9, Canada.

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

In 1996, the Company pursued a plan wherein it would be actively engaged in the international distribution of a variety of concrete additive products, which were manufactured in Canada. In addition, the Company entered into a conditional agreement to acquire, from arms length parties, all of the issued capital stock of Kryton Products Inc. (“Kryton”), a Canadian private company that possessed certain related product licenses. In contemplation of the proposed acquisition, the Company loaned Kryton the aggregate sum of C$104,873 (approximately $77,000 at current exchange rates) and incurred other related expenses. The proposed acquisition was never consummated. Prior management of the Company determined that the loan balance was not collectible and expensed it during the Company's fiscal year ended December 31, 2000.

On May 1, 2000, the Company purchased 400 registered Internet domain names each ending with the suffix “inside.com” from a privately held company with the intention of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a single brand. The success of the Company's plan of operations was dependent upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital.

The Company was not able to secure satisfactory agreements with prospective network affiliates or the necessary capital to materially progress its inside.com plans. In January 2002, the board of directors of the Company abandoned the inside.com business. The Company had invested C$160,989 (approximately $119,000 at prevailing exchange rates) in developing the operations of the inside.com business.

On September 12, 2002, the Company completed the acquisition of SHEP Limited, an Isle of Man company, and its two wholly owned subsidiaries pursuant to the purchase agreement dated May 22, 2002, as amended to September 12, 2002 (the “Acquisition Agreement”). Subsequently, the Company changed its name to SHEP Technologies Inc. Under the terms of the agreement, the Company acquired all 10,600,000 of SHEP Limited’s outstanding securities in exchange for 10,600,000 shares of common stock of the Company and undertook to raise $1,500,000 in gross proceeds through a private placement of its equity securities. The Company has, since September 12, 2002, raised $3,900,000, substantially all of which has been expended on the Company’s operations.

In May 2004 we signed a letter of intent to acquire Marshalsea Hydraulics Ltd. ("Marshalsea") of Taunton, England, for a purchase price of £1,300,000 (approximately $2,400,000). Marshalsea is a designer and manufacturer of specialized fluid power systems, pumps, valves and related equipment. The proposed acquisition was not consummated.

During 2004, our Company experienced difficulties in raising the necessary funds required to maintain the development of our prototype and operations. Company principals explored various alternative financing options without success and subsequently entered into preliminary discussions for the sale of our intellectual property to a private company based in the United Kingdom which is controlled by certain of the Company’s current and former directors and insiders. As of the date of this report, no agreement has yet been reached for this sale. In the event the planned acquisition of our intellectual property does not take place, Company principals will pursue the sale of the SHEP technology to other parties.

B.     Business Overview

General

In 2004, our Company was engaged in the development and pre-commercialization of the SHEP System. The SHEP System is designed to improve fuel economy and vehicle performance by capturing kinetic energy generated from braking. The SHEP System stores the captured energy and then utilizes the energy on demand during subsequent acceleration. We believe that optimal use of the SHEP System is in high-density city traffic where braking and acceleration cycles are frequent. Accordingly, buses, trucks, taxis and subway systems are believed to be preferred applications, in addition to elevator and platform lifting systems. Development of the SHEP System has been suspended since September 30, 2004 due to a lack of funding to support our business plan. Plans to further develop our intellectual property and to commercialize SHEP technology in forms including joint ventures, collaborations, prototype development products, product sales and licensing and royalty arrangements with special purpose vehicle manufacturers and other strategic partners and suppliers have also been halted while we seek to address certain debts and trade accounts payable We continue to explore ways to eliminate our indebtedness and undertake further development of our technology.

Corporate History of the SHEP System

The founders of our Company began working on the development of a complete regenerative braking system in the year 2000.  This work was based on the earlier successes in various applications of the Ifield Pump/Motor (the “IPM”), and based on the market prospects for regenerative braking technologies. In the 1930s, Richard Ifield began work on the development of the IPM, which was originally intended for use in automotive transmissions. Through to 1968, Mr. Ifield continued development of the IPM, making several improvements to volumetric measures and mechanical losses, noise levels, and establishing torque levels in a unit of acceptable weight, cost and size for automotive applications. During this time, Mr. Ifield installed his recently developed hydrostatic transmission (incorporating the IPM) into a Rover automobile and subsequently recorded fuel consumption improvements. Between 1982 and 2001, W. Ray Evans acquired exclusive licensing rights to the Ifield patents and formed Ifield Technology Limited to continue with the design and development of the IPM in both industrial and automotive applications. The IPM has been commercially deployed across a host of industrial applications including mining, construction, aircraft and defense.

Having recognized the benefits of the IPM, the founders determined that the timing was appropriate to apply the IPM to regenerative braking applications for vehicles, with the aim of reducing both fuel consumption and exhaust emissions.  This application would require additional software, valving, a storage accumulator and cooling technology to achieve all the necessary functions for a regenerative braking application.  The founders used the IPM unit in conjunction with other standard components connected with hose lines to successfully prove the SHEP System concept.  This first system was designed such that it was necessary to install it in a vehicle before commissioning it.  It became apparent that for maximum efficiency, a SHEP System would need to be consolidated into a single integrated package such that it could be pre-filled with oil, bled of air, and pre-tested prior to installation into a vehicle.  As a result, the founders developed the Unitized Accumulator System (the “UAS”), which consolidated all the various components into an integrated package.  This eliminated interconnecting hose lines and obviated the need for a separate cooling system, and subsequently reduced the cost, weight and size of the SHEP System.  The UAS was designed in 2000 and was successfully tested in Ford Motor Company’s Hydraulic Power Assist vehicles during 2001. In these tests, supervised by the US Environmental Protection Agency, our components demonstrated between 24% and 36% reduction in fuel usage.

About Regenerative Braking Technologies and the SHEP System

Regenerative braking is the process by which some of a vehicle’s kinetic energy is captured and stored during deceleration for later use. The performance and fuel economy of a vehicle, particularly one subject to frequent stops and starts, can be significantly improved by storing the vehicle’s kinetic energy generated during braking and restoring it for use during subsequent acceleration. The vehicle’s kinetic energy can be stored using different methods including the use of a motor/generator in conjunction with a flywheel, electric batteries or, in the SHEP System’s case, a hydraulic accumulator.

The SHEP System uses a single pump/motor and accumulator storage system to convert a vehicle’s kinetic energy to hydraulic energy, and is comprised of three main components:

▪

The Ifield Pump/Motor - The IPM provides deceleration (braking) by pumping hydraulic fluid into the Unitized Accumulator System (the storage and fluid control unit) when the brakes are applied.  When the vehicle operator subsequently accelerates, the hydraulic circuit is reversed and the IPM is driven by the stored hydraulic energy.

▪

The Unitized Accumulator System (“UAS”) – The UAS is the hydraulic energy storage and fluid control unit of the SHEP System. The size of the UAS (and therefore the quantity of stored energy) is predetermined based on a vehicle’s weight and operating cycle, and is constructed as a single sealed unit designed to meet the low weight, high durability, high reliability and safety requirements of the transport industry.  The UAS contains the high-pressure accumulator, low-pressure accumulator, cooling system and all associated hydro-mechanical parts.

▪

The Electronic Control System (“ECS”) – The ECS is the software and hardware required to control both the IPM and UAS for effective integration with the vehicle’s engine management and braking systems. The ECS receives input from a number of sensors and sources of data generated during acceleration and braking, which are part of the original automotive electronic controls.

The SHEP System reduces fuel consumption and emissions as a result of the vehicle’s re-use of stored kinetic energy. The SHEP System includes components that harness kinetic energy and so cause a vehicle to decelerate. Accordingly, we believe that the optimal use for our technology is in high-density city traffic where braking and acceleration cycles are frequent.

In May of 2003, our Company entered into an agreement with Pi Technology, a UK-based automotive development engineering firm, for the design and development of a prototype platform vehicle capable of showcasing a refined SHEP System that could be applied to a wide range of transportation applications with only detail modification. In conjunction with this program, the UAS was to be further refined and the IPM and ECS would undergo some re-engineering to reduce component weight and make SHEP Systems easier to manufacture by lessening the number of parts. The vehicle for the prototype, a Jaguar X-Type, was to utilize the latest electronic “by-wire” systems for throttle and brake control, which our Company believes is a rapidly growing automotive technology that will gain significant market share in future vehicles. By-wire systems are software programmable and permit steering, braking and acceleration to be personalized. Pursuant to the agreement with Pi Technology, the Company would be able to offer potential co-developers, manufacturers and licensees access to Pi Technology’s proprietary simulation software to model the SHEP System and showcase its benefits.  Due to a lack of available funds the Company was forced to suspend prototype development operations in September 2004.

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

▪

Energy Costs - Transportation energy costs are significant in most economies and particularly in jurisdictions where fuel costs are high.  Additionally, fuel supplies can be disrupted by political upheavals at home and abroad.

▪

Taxes - Commercial vehicle operators, company car drivers and vehicle manufacturers around the world are taxed on vehicle emissions and fuel consumption.

▪

Environmental Constraints - Around the world, increased legislation to curb emissions is gaining support and popularity, particularly with the added pressures of the international Kyoto Accord.

▪

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

Competition

Competition in general

As is common with the introduction of new technologies in the transportation and automotive industries, competitive advantage is gained by speed of market entry, availability of working capital, technology functionality, adaptability to different applications, access to significant industry partners and customers and, of course, technological innovation and related patent protection.  Our greatest advantage is our proprietary, patented and patent-pending technology; however, many of our competitors are better financed and have better access to channels of distribution.

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

Automotive OEM/Tier 1 Suppliers - Hybrid Vehicles

Hybrid electric vehicles of various types are the focus of extensive research by nearly every major automotive manufacturer. Hybrid powertrains typically provide improved fuel economy, decreased vehicle emissions and packaging flexibility. Although many regenerative braking systems currently in development are based on hybrid-electric powertrain configurations (where the storage medium is a battery), our Company and other vehicle manufacturers have focused their efforts on hybrid systems utilizing hydraulic hybrid powertrain configurations. The SHEP System incorporates both a pump and a motor, and its proprietary UAS benefits from a high charge and discharge rate, offering a high power density to weight, reducing the load on the battery and providing extra acceleration power.  In contrast, hybrid-electric systems must convert the energy produced during braking into stored battery power, and then back again into driveline torque. As a result, the rate of charge and discharge is low, typically resulting in a low power density to weight ratio.

As a result of the limitations of electrical battery storage, we view large OEMs/Tier 1 suppliers as ideal target customers for our technology as we believe the proprietary SHEP System is the most efficient method known for the recovery of energy created by the braking of a vehicle. Further, the regenerative braking systems being used by automotive OEMs are often sourced from their Tier 1 suppliers, which are also target customers for our Company.

Specialized Developers of Regenerative Braking Technologies

We are also in competition with other companies that may enter the market and also expect competition to intensify either through existing or emerging technologies. To this end, we have identified a handful of small companies that have sought or who are seeking to develop alternative regenerative braking and energy storage technologies ranging from battery to flywheel to hydraulic storage systems. Electrical battery-based systems are generally unable to charge and discharge fast enough for normal urban acceleration times. Our hydraulic system can fully charge in four seconds and fully discharge in four seconds, allowing a vehicle to recover and reuse otherwise lost energy. Flywheel systems are perhaps even less efficient than battery storage systems, due to the requirement for a second motor/generator to provide vehicle traction which adds increased complexity, size, weight and cost to any system. Our understanding is that none of these small companies has sought to commercialize a hydraulic regenerative braking with the exception of Permo-Drive Technologies Limited (“Permo-Drive”).

Permo-Drive, an Australian unlisted public company, is focused on the research and development of regenerative energy management systems for the global commercial vehicle industry, having developed a hydraulic regenerative braking and propulsion system suitable for most heavy vehicles. In the opinion of our Company’s management, Permo-Drive’s piston-type accumulator storage system is less sophisticated than the SHEP System UAS, and uses a through shaft axial piston unit. Management experience indicates that a Permo-Drive unit would have acceptable efficiency only at high torque levels, but that the fuel economy gains would drop off significantly in real life driving conditions.

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

Intellectual property related to the technology for commercialization of the SHEP System is proprietary to our Company under international patent filings PCT/IB01/02785 and PCT/IB01/02784 filed November 28, 2001 by Gowling Lafleur Henderson LLP. In May of 2003, Gowling Lafleur Henderson LLP filed worldwide patent applications (national entries of the international PCT applications) for the SHEP System under the titles "Emergency Energy Release for Hydraulic Energy Storage Systems" and “Hydraulic Energy Storage Systems". In early 2004, we received notice that the patents have been granted in South Africa. Efforts to obtain patents subject to review in ten other countries (Australia, Brazil, Canada, China, India, Japan, Mexico, New Zealand, South Korea, and the US) as well as in Europe, which includes 19 countries, are still ongoing and we expect these will be granted, subject to the availability of funds to complete future filings. As a result, no assurance can be given that any additional patent will be issued or that the scope of any patent protection will exclude competitors, or that any patent, if issued, will be held valid if subsequently challenged.  All previous pending provisional applications have expired and were replaced by the two applications described above.

We also rely on a combination of trade secrets, license agreements, non-disclosure and other contractual provisions, and technical measures to establish and protect the proprietary aspects of the SHEP System. Most of our current employees, consultants and advisers have signed non-disclosure agreements.  We believe that our intellectual property rights are appropriately protected having regard for the technical complexity of the systems, the time and cost involved in development, and the expertise required to market, install and support the technology.

Other Intellectual Property

Our Company has registered the “SHEP” trademark as follows:

▪	European Economic Community - protected from May 2001 to April 2010. Registration number: 001 589 803
▪	Canada - protected from June 2002 to June 2017. Registration number: TMA 563 470
▪	United States - protected from July 2002 until July 2012 if we file a Declaration of Use before July 2008

Limitations of Intellectual Property Protection

The SHEP trademark has played an important role in expanding the awareness of our technology. We do not currently have a registered domain name. While we have registered the foregoing trademarks in an effort to protect them, our efforts may be inadequate to prevent others from claiming violations of our marks and may be inadequate to protect our use of those names as unique. In addition, trademark protection may be unenforceable or limited in other countries and we are at risk that external parties may register a domain name that closely approximates the name of our Company or technology.

Marketing Strategy

 To date, our sales and marketing approach has been to combine direct marketing to relevant manufacturers, suppliers and operators, as well as to further develop existing opportunities with already-identified manufacturers, suppliers and operators of transportation applications in an effort to commercialize our technology.  Due to a lack of funds, commercialization efforts were suspended in 2004. Our current marketing efforts are directed towards identifying certain parties that are interested in participating in our technology.

Plan of Operations

The Company is reviewing various options for securing the necessary funding required to develop the SHEP System to a pre-commercial stage.

C.     Organizational Structure

In September of 2002, SHEP Limited purchased from Ifield Technology Ltd. the intellectual property and related inventory and other assets underlying the SHEP System for £192,824 ($337,000 at currently prevailing exchange rates) plus applicable tax, and we purchased all of the outstanding shares of SHEP Limited by issuing 10,600,000 shares of our common stock to the shareholders of SHEP Limited.

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

We have two wholly-owned subsidiaries:

▪

SHEP Limited, incorporated in the British Isles on the Isle of Man. SHEP Limited is a non-operating entity holding all intellectual property owned by the SHEP group of companies and was formed on January 6, 2000.

▪

SHEP Technologies, Inc. (“SHEP Delaware”), incorporated in Delaware and formed January 5, 2001. This company is currently inactive. This company was formed for the funding of certain professional costs related to corporate finance strategies, the Eaton Corporation and Ford Motor Company business arrangements and patent applications.

At December 31, 2004, we had a third subsidiary, SHEP Technologies (UK) Limited (“SHEP UK”). We acquired SHEP UK on September 26, 2003. It had been incorporated on July 23, 2003 by the Registrar of Companies for England and Wales, but had no assets or liabilities at the date of acquisition. SHEP (UK) was largely inactive in 2003 and 2004. We determined that this subsidiary was surplus to our needs and in April 2005, we sold SHEP UK to a group including a former director of the Company, a former officer of the Company and a current director of the Company. At the date of the sale, SHEP UK had no material assets or liabilities. Consideration for the sale was cash of £1.00 (approximately $1.80) with the purchasing group assuming responsibility for making government filings that were due.

In 2003, we had a further subsidiary, SHEP Technology, Inc., a Maine corporation. This company was inactive in the current year and was administratively dissolved in 2004.

D.     Property, plant and equipment.

Our tangible equipment includes a demonstration vehicle and associated tools, monitoring equipment and fixtures.  Our Company operates from the offices of Primary Ventures Corp., which is located in Vancouver, Canada and controlled by our president and CEO. At present, we are occupying office space on a month-to-month basis at no cost to the Company.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and operating results for the three fiscal years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the audited consolidated financial statements and related notes attached hereto (see Item 17 Financial Statements).  These are the results of our Company’s business acquired as at September 12, 2002, which for generally accepted accounting principles in the United States of America require that the historical comparative results of the accounting acquirer become the results of the legal parent (previously Inside Holdings Inc.).

Our financial statements were prepared in conformity with generally accepted accounted principles for the United States of America.

To date our Company has been in the development stage and has generated limited revenues in the last three fiscal years. In the past, we have acquired necessary capital through the limited issuance of our common shares, increasing indebtedness and through advances from related parties. There is no assurance that these sources will continue to be available in future operating periods.

All financial amounts in our financial statements and in this Form 20-F are stated in US dollars, unless explicitly stated otherwise.

Operating Results

Amounts in the following discussion have been rounded to the nearest $100.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

SALES. Sales represent revenue generated from the sale of prototype units. We did not generate any revenue in the year ended December 31, 2004 or in the year ended December 31, 2003.

COST OF GOODS SOLD. Our cost of goods sold represents the cost of direct labour and materials consumed to earn sales revenue. Since we did not have any sales in the year ended December 31, 2004 or December 31, 2003, we did not incur any cost of goods sold.

DEPRECIATION. We record depreciation on our equipment. Depreciation expense was $32,600 for the year ended December 31, 2004 compared to $35,200 for the year ended December 31, 2003.

RESEARCH AND DEVELOPMENT.  Research and development expense reflects contract fees paid to develop our technology. We incurred research and development expense of $675,200 in the year ended December 31, 2004, compared to $812,900 in the year ended December 31, 2003. In 2004, we greatly advanced our development program, but development activities in September 2004 were curtailed when we were unable to fund further activity. The decrease in expense reflects the curtailment of our research and development activities in 2004 following. The bulk of our research and development expenditures were made with Pi Technology, a UK-based company that specializes in the design and development of electronics and software for the volume automotive and automotive-related markets. We incurred a further $170,100 in expenses with Marshalsea Hydraulics Ltd. in respect of purchases for our development program. We were unable to pay Marshalsea Hydraulics Ltd. for the goods purchased and agreed to settle the outstanding account by returning the goods, which resulted in a reversal of the expense that had been accrued.

SELLING, GENERAL AND ADMINISTRATIVE.  We incurred selling, general and administrative expenses with unrelated parties of $650,100 in the year ended December 31, 2004 compared to $1,103,900 in the year ended December 31, 2003. The decrease in expense was attributable to curtailed activities as the year progressed and the suspension of our programs in November 2004.

We incurred selling, general and administrative expenses with related parties of $427,900 in the year ended December 31, 2004, compared to $1,245,100 in the prior year.  The prior year expense included $647,500 in stock-based compensation on the cashless exercise of stock options. Without this charge, the 2003 expense would have been $597,600. The decrease in expense (excluding stock-based compensation) primarily relates to the suspension of operations in November 2004, although the level of corporate activity, and the corresponding fees to related parties, did decrease through 2004.

INTEREST INCOME.  We earned interest income of $1,800 in the year ended December 31, 2004, as compared to $200 in the prior year.

INTEREST EXPENSE.  We incurred interest expense of $122,700 in the year ended December 31, 2004 compared to $7,700 in the year ended December 31, 2003. We incurred interest expense of about $115,000 on a convertible debenture that we issued in February 2004.  The face value of the interest applicable to the debenture was $4,000, however, United States generally accepted accounting principles require that issue costs and the value associated with certain warrants and conversion privileges be allocated between interest expense and additional paid-in capital.  The interest component of these costs was $111,000 while we recorded share issue costs of $297,000 as an offset against additional paid-in capital. We also incurred interest expense on loans payable.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

SALES. Sales represent revenue generated from the sale of prototype units. We did not generate any revenue in the year ended December 31, 2003. In the year ended December 31, 2002, we generated sales of $30,700 from the sale of prototype units. Starting in fiscal 2001, we generated sales to a customer but the customer’s program completed early in fiscal 2002. We were unable to replace the customer and, as a result, we suffered a decline in sales in the current period.

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

B.     Liquidity and Capital Resources

Amounts in the following discussion have been rounded to the nearest $100.

As at December 31, 2004, our total cash was $5,400, our working capital deficiency was $1,458,900, and our stockholders’ deficiency was $1,424,500.  During the year, fluctuating foreign exchange rates caused an increase in our cash balance of $60,200.  Our cash and cash equivalents decreased from $60,200 at December 31, 2003 to $5,400 at December 31, 2004.  Since inception, we have incurred cumulative losses of $7,059,600.

We do not expect to generate cash flow from operations in the present year.

Our current working capital is not sufficient to meet our business operating objectives (see Plan of Operations). Our ability to satisfy projected working capital requirements is entirely dependent upon our ability to secure additional funding through public or private sales of securities, including equity securities.  Although we are currently focused on the sale of our technology as opposed to the sale of securities, there is no assurance that we would be able to secure the necessary capital on terms acceptable to us or at all.

We have been actively seeking funds to maintain our operations, and to pay certain debts and trade accounts payable.  In 2004 we raised net proceeds of $135,000 from common stock subscriptions and $435,000 from debt instruments (subsequently converted to equity) to address our operating requirements. We are continuing discussions with a number of potential sources of funding, although there currently exist no agreements, commitments or understandings with respect to any financing.

In the year ended December 31, 2004, our operations consumed cash of $808,900. While our net loss of $1,905,200 was the primary cause of this cash use, there were a number of other factors: the loss included expenses that did not consume cash in the current period, including depreciation of $32,600, consulting fees of $62,000 paid through the issuance of stock options and interest of $114,900 paid through the issuance of stock. We also generated $882,000 from changes in working capital, primarily through increases in accounts payable, for net cash consumed by operations of $808,900. In the year ended December 31, 2003, our operations consumed $1,897,300.

In the year ended December 31, 2004 we generated $435,000 from the issuance of debt and $135,000 from common stock subscriptions. Of this amount $435,000 was by way of a convertible debenture. All of this debt was converted to shares of our common stock in the year. In the year ended December 31, 2003, we generated $2,127,100 from financing activities. Most of this amount was generated through the issuance of common stock, but we also secured a bridge loan for $40,000. We have not executed documentation for the bridge loan but have accrued interest based on a draft loan agreement. We have not received a demand for repayment of the $40,000 loan.

Our Company has been primarily funded by the sale of equity. To the extent that we issue debt instruments, they are denominated in US dollars and are intended to provide short term financing. Our Company generally keeps cash on hand in US dollars and does not currently hold financial instruments for hedging purposes.

Our Company did not have any material commitments for capital expenditures at December 31, 2004. We are subject to a purchase commitment with Pi Technology, but that work under that contract was suspended by Pi Technology in June 2004 due to our inability to make the payments required under the contract. The contract has not been formally terminated, and the value of work to be completed under the contract with Pi Technology is $1,126,000, all of which would have been undertaken in 2005 if funds were available.

C.     Research and Development, Patents and Licenses

Our Company charges to operations expenditures and research and development. In the three years ended December 31, 2004, 2003 and 2002, expenditures on research and development were $675,200, $812,951 and $nil, respectively.

D.     Trend Information

We have been forced to suspend our operations due to lack of funds. As a result, there are no trends in production, sales or inventory, the state of the order book or costs and selling prices relevant to the Company at this time. This situation is not expected to change in the foreseeable future.

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that would require disclosure under this item.

F.     Tabular Disclosure of Contractual Obligations

Contractual obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations	-	-	-	-	-
Capital lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	1,126,000	1,126,000	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	-	-	-	-	-

We have a contract under which Pi Technology is to provide engineering services to SHEP. Pi Technology suspended work in June 2004 but the contract has not been formally terminated. The value of work outstanding under the contract is £567,000 ($1,126,000).

G.     Safe Harbor

Safe Harbor for Forward-looking Statements

This report contains statements that plan for or anticipate the future.  In this report, forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like.  The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995; Section 27A of the Securities Act and Section 21E of the Exchange Act.   These forward-looking statements include, but are not limited to, statements regarding the following:

▪	our technology development and intellectual property protection;
▪	consulting and strategic business relationships;
▪	statements about our future business plans and strategies;
▪	anticipated operating results and sources of future revenue;
▪	our organization’s growth and our ability to retain individuals;
▪	adequacy of our financial resources;
▪	development of new products and markets;
▪	competitive pressures;
▪	commercial acceptance of the SHEP System;
▪	changing economic conditions;
▪	expectations regarding competition from other companies; and
▪	our ability to manufacture and distribute our products.

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

In light of the significant uncertainties inherent in the forward-looking statements made in this report, particularly in view of our current lack of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

None of our Company’s directors or officers are blood relatives and there were and are no arrangements or understandings between any director or officer of our Company and any other person pursuant to which they were selected as a director or officer.

Our executive officers, key employees and directors and their respective ages and positions are set forth below:

Name	Age	Position
Malcolm P. Burke	63	President, chief executive officer and director
W. Ray Evans	72	Director

Malcolm P. Burke, President, CEO, Director
Malcolm P. Burke has served as a director of our Company and as our president and chief executive officer since August 2002. Mr. Burke is also a principal of Primary Ventures Corp., where he has worked since 1988. Primary Ventures Corp. specializes in early stage seed capital investment for startup and micro cap ventures and has provided financing to companies in the natural resource, technology and entertainment sectors. From June 1998, until October 2003 Mr. Burke served as a director of Upgrade Technologies Inc. (OTC). He has been a director of JPY Holdings Ltd. (TSX Venture Exchange) since 1995; a director of Genesis II Enterprises (TSX Venture Exchange) since February 1998. Mr. Burke has served on the board of How To WebTV since March 2001.

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

During the last five years none of our directors or officers have:

a.

had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b.

been convicted in a criminal proceeding or subject to a pending criminal proceeding;

c.

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

d.

been found by a court of competent jurisdiction in a civil action, the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

B.     Compensation

Stock Option Compensation

Under our Equity Incentive Plan, each of our directors and officers is eligible to receive options to purchase shares of our common stock. Directors generally receive 100,000 options for serving on the Board and a further 25,000 options for each committee on which they serve. The options granted to directors generally vest immediately, although other vesting terms may be employed.  We grant additional options to directors commensurate with their role. We may make annual grants to directors who continue to serve, but the basis of such grants has not yet been established.

Malcolm P. Burke, our president and chief executive officer, and Peter R. Humphrey, our former managing director of SHEP UK, each received 100,000 options exercisable at $1.00 per share for serving on the board and 50,000 options for serving on the compensation and audit committees. Mr. Burke’s options expire in October 2008; Mr. Humphrey’s forfeited his options after leaving the Company.

Tracy A. Moore, our former chief financial officer, received options to purchase a total of 350,000 shares of our stock exercisable at $1.00 per share. Of these, we granted 100,000 options for serving on the board, 200,000 options in respect of Mr. Moore’s CFO role and 50,000 options for serving on the compensation and audit committees. These stock options, which were to expire in October 2008, were exercised in 2003.

Clive A. Bowen received 600,000 options, of which 100,000 related to his services as a former director of the Company and vested upon issuance, and the remaining 500,000 options in accordance with a proposed extended role with us, with vesting over a four-year period. Of the 500,000 options, 100,000 vested, however, Mr. Bowen forfeited his 200,000 vested options after leaving the Company.

W. Ray Evans and Betty Anne Loy, former directors of the Company, each received options to purchase 100,000 shares of our stock, exercisable at $1.00 per share, for serving on the Board. Mr. Evans’ options expire in October 2008 but Ms. Loy forfeited her options after leaving the Company.

Robert K. Brown, our former chief technology officer, received options to purchase 100,000 shares of our common stock, exercisable at $0.75 per share. Mr. Brown forfeited his options after leaving the Company.

John D. Hopkins, the former finance director of SHEP UK, received options to purchase 50,000 shares of our common stock, exercisable at $1.00 per share.  Mr. Hopkins forfeited his options after leaving the Company.

Executive Compensation

We paid or accrued the following amounts to our directors and members of our management in the year ended December 31, 2004:

Name	Compensation	Number of Options Granted	Exercise Price	Expiration Date
Malcolm P. Burke (1)	$103,272	-	-	-
Tracy A. Moore (2)	133,123	-	-	-
Simon J. Anderson (2)	133,123	-	-	-
Betty Anne Loy (3)	23,932	-	-	-
Peter R. Humphrey (4)	157,160	-	-	-
W. Ray Evans	-	-	-	-
John Hopkins (4)	157,160	-	-	-
Clive A. Bowen	33,750	-	-	-
Robert Brown (5)	26,000	100,000	0.75	February 2011

(1)   We paid Mr. Burke $58,500 as compensation for his role as chief executive officer through Mr. Burke’s management company Primary Ventures Corp. We paid a further $12,452 to Primary Ventures Corp. on account of rent and communications.

(2)  We paid MCSI Consulting Services Inc., a company 50% owned each by Mr. Moore and Mr. Anderson, $133,123 for corporate finance consulting services. This fee included the services of Messrs. Moore and Anderson, among others.

(3)  We paid Ms. Loy through her management companies, BALCO Holdings Inc. and Brava Alpha.

(4)  Although we did not pay Mr. Humphrey or Mr. Hopkins directly, we paid Marshalsea Hydraulics Ltd., a company 25% owned each by Mr. Humphrey and by Mr. Hopkins $157,160 on account of technology design, accounting and financial reporting, co-location premises, administrative support and equipment and inventory storage services.  Accordingly the $157,160 includes the services of both Messrs. Humphrey and Hopkins. We accrued a further $170,100 on account of manufactured parts for our prototypes, but Marshalsea took the goods back in settlement of the outstanding account.

(5)  We paid Mr. Brown through Campbell & Co., a company unrelated to us or Mr. Brown, except through employment.

All stock options were in respect of shares of our common stock. We did not make any payments in kind to any of the above persons, nor were any of the above amounts on account of a bonus or profit-sharing plan. We did not set aside or accrue any amounts to provide pension, retirement or similar benefits.

C.     Board Practices

Our Company's board of directors is normally elected by the stockholders at each annual general meeting and typically holds office until the next annual general meeting at which time they may be re-elected or replaced. The current board of directors was appointed effective at the annual general meeting held on June 29, 2004. We are currently not in compliance with our articles of continuance under the Yukon Business Corporations Act because our Company only has two directors, rather than the required three.

Malcolm P. Burke was appointed as president and chief executive officer, and Tracy A. Moore as chief financial officer and secretary on August 12, 2002. Subsequently, Simon J. Anderson replaced Mr. Moore as chief financial officer on February 10, 2004 and then resigned from the position on November 15,

2004, Betty Anne Loy replaced Mr. Moore as secretary on February 10, 2004. Mr. Moore resigned as a director on November 15, 2004 and Ms. Loy resigned as a director and secretary of the Company on October 21, 2004. On February 10, 2004, Robert K. Brown was appointed as chief technology officer, although this appointment lapsed in 2004.

On February 10, 2004, Peter R. Humphrey was appointed as managing director of SHEP UK, and John D. Hopkins was appointed finance director of SHEP UK.  Mr. Humphrey resigned as a director of the Company on February 18, 2005 and Mr. Hopkins resigned effective September 30, 2004.

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

The board of directors has established the following committees:

Audit Committee

The audit committee is currently composed of the following directors:

Malcolm P. Burke and Ray Evans

Due to Mr. Burke’s services as president and chief executive officer, our audit committee cannot be considered independent. For this purpose, an audit committee member is deemed to be independent if he does not possess any vested interests related to those of management and does not have any financial, family or other material personal ties to management. Neither of the directors serving on the audit committee qualify as financial experts, although both are able to read and interpret financial statements.

The audit committee met formally on one occasion during fiscal 2004, which meeting was attended by all of its members. The committee members also reviewed and approved three quarterly filings. The audit committee is responsible for accounting and internal control matters and:

▪

reviews with management and the independent auditors policies and procedures with respect to internal controls

▪

reviews significant accounting matters

▪

approves the audited financial statements prior to public distribution

▪

approves any significant changes in accounting principles or financial reporting practices

▪

reviews independent auditor services

▪

recommends to the board of directors the firm of independent auditors to audit our Company’s consolidated financial statements.

In addition to its regular activities, the audit committee is available to meet the independent accountants, whenever a special situation arises.

Compensation Advisory Committee

The compensation advisory committee is currently composed of the following directors:

Malcolm P. Burke and Ray Evans

Due to Mr. Burke’s services as president and chief executive officer, our compensation committee cannot be considered independent. For this purpose, a compensation committee member is deemed to be independent if he does not possess any vested interests related to those of management and does not have any financial, family or other material personal ties to management.

The compensation advisory committee met formally on one occasion in fiscal 2004, which meetings were attended by all of its members.

The compensation advisory committee:

▪

recommends to the board of directors the compensation and cash bonus opportunities based on the achievement of objectives set by the compensation advisory committee with respect to the Company’s operations

▪	administers the Company’s compensation plans for the same executives
▪	determines equity compensation for all employees
▪	reviews and approves the cash compensation and bonus objectives for the executive officers
▪	reviews various matters relating to employee compensation and benefits

D.     Employees

Our Company has no full time employees at this time.

E.     Share Ownership

Share Ownership by Officers and Directors

As of July 20, 2005, the present directors and senior management of the Company, as a group own, directly or indirectly, a total of 3,653,098 shares, representing approximately 12.6% of the issued and outstanding common shares, as follows:

Title of Class	Identity of Person	Amount		Percent Owned of Class (3)

Common	Malcolm P. Burke	613,000	(1)	2.1%
Common	W. Ray Evans	2,940,098	(2)	10.2%

All officers and directors as a group		3,553,098		12.3%

Total shares of common stock outstanding		28,955,571		100.0%

(1)

Mr. Burke owns 300,000 shares directly and 163,000 shares of common stock through management companies (100,000 shares through SOPO Investments and 63,000 shares through Primary Venture Corp.) the shares of which are controlled by Malcolm P. Burke. Mr. Burke may purchase up to 150,000 shares of common stock on the exercise of stock options at $1.00 per share.

(2)

Mr. Evans holds 2,840,098 shares personally and may purchase up to 100,000 shares of common stock on the exercise of stock options at $1.00 per share. The stock options expire in October 2008.

(3)

Based on 28,955,571 shares of common stock issued and outstanding as of July 20, 2005.

All common shares of the Company have equal voting rights.

2002 Equity Incentive Plan

On November 22, 2002, our board of directors authorized and our stockholders approved, the 2002 Equity Incentive Plan for our officers, directors and other employees, plus outside consultants and advisors.  Under the Equity Incentive Plan, our employees, outside consultants and advisors may receive awards of non-qualified options and incentive options, stock appreciation rights or restricted stock.  A maximum of 5,000,000 shares of our common stock are subject to the Equity Incentive Plan.

As of the date of this annual report, no stock appreciation rights or restricted stock have been granted under the Equity Incentive Plan, and we have granted options to purchase 600,000 shares of our common stock, of which 250,000 remain outstanding and accordingly  4,400,000 are available to be granted. We have granted options to purchase 900,000 shares to our non-employee directors. To date 350,000 options have been exercised, resulting in the issuance of 350,000 restricted shares of our stock.

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

The Equity Incentive Plan may be administered by the board or in the board's sole discretion by the compensation committee of the board or such other committee as may be specified by the Board to perform the functions and duties of the compensation committee under the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, the compensation committee and the board shall determine, from those eligible to be participants in the Equity Incentive Plan, the persons to be granted stock options, stock appreciation rights and restricted stock, the amount of stock or rights to be optioned or granted to each such person, and the terms and conditions of any stock option, stock appreciation rights and restricted stock.

ITEM 7.   MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Stockholders

To the best of our knowledge, our Company is not indirectly owned or controlled by any other corporation or foreign government.

As of July 20, 2005, there are no persons or groups known to the Company to be the owners of more than 5% of our Company's issued and outstanding shares except as disclosed below (all shareholdings are of common shares):

Identity of Person	Amount		Percent Owned of Class (6)
Kevin Winter	2,047,700	(1) (7)	7.1%
Arbutus Gardens Management Corp.	2,000,000	(7)	6.9%
Eric Collins	1,500,000	(2) (7)	5.2%
Richard King	1,500,000	(3) (7)	5.2%
W. Ray Evans	2,840,098	(4)	10.2%
CEDE & Co.	3,071,098		12.8%
CDS & Co.	8,904,042		30.8%
Total shares of common stock outstanding	28,955,571	(6)	100.0%

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

(6)

Based on 28,955,571 shares issued and outstanding as of July 20, 2005.

(7)

Based solely on public filings made by these parties.

None of the above persons have different voting rights from other stockholders of the Company.  All of the common shares of the Company have equal voting rights.

Approximately, 20% of our common shares are held by residents of the United States and 48 of our 129 stockholders of record are residents of the United States.

B.     Related Party Transactions

MCSI Consulting Services Inc. (“MCSI”), a corporate finance consulting firm that is 50% owned by Mr. Moore, one of our former directors, and 50% by Mr. Anderson, our former chief financial officer, provides services to us including accounting, preparing SEC filings, transaction structuring and implementation and developing our business plan.

We had a services agreement with Mr. Moore dated July 1, 2003, which was amended effective February 10, 2004 and terminated by mutual consent on October 31, 2004. The 2003 agreement provided that he would be paid $102,000 per year. The 2004 amendment changed the annual payment to a minimum of $2,000 per month for 30 hours per month of service, with further amounts payable by mutual consent. The contract also provided for healthcare premiums of up to $3,000 per year, although no such premiums were paid.

We had a services agreement with Mr. Anderson dated February 10, 2004, which was terminated by mutual consent on October 31, 2004. The agreement provided that Mr. Anderson would be paid $5,000 per month for 90 hours of service, with time beyond that level compensated at $75 per hour. The contract also provided for healthcare premiums of up to $3,000 per year, although no such premiums were paid.

We had a corporate finance services agreement with MCSI dated February 10, 2004, which was terminated by mutual consent on October 31, 2004. Under the agreement, MCSI Consulting Services Inc. provided us with various corporate finance related services including business development and planning strategies, preparation of disclosure documents, news releases and promotional literature, maintenance of our due diligence materials, market research, administration services and general corporate finance assistance. For these services, MCSI Consulting Services Inc. was to be paid $3,000 per month assuming 60 hours of work was provided. Beyond this agreement, there is a provision for MCSI Consulting Services Inc. to provide additional special services on terms agreeable to both our Company and MCSI Consulting Services Inc. Mr. Moore and Mr. Anderson charged us for their services through MCSI.

Malcolm P. Burke, a director and our president and chief executive officer, was paid through his management company Primary Ventures Corp. Primary Ventures Corp. also charged rent and communications costs for maintaining our Vancouver office until June 2004. Since that date, Primary Ventures Corp. has provided premises and communications to the Company without charge. We had a services agreement with Mr. Burke dated July 1, 2003, which was terminated by mutual consent on September 30, 2004. The agreement provided that he would be paid $117,000 per year. The contract also provided for healthcare premiums of up to $3,000 per year, although no such premiums were paid.

We were party to a services agreement with Marshalsea Hydraulics Limited (“Marshalsea”) which was terminated effective September 30, 2004.  One of our directors, Peter R. Humphrey, is the managing director of Marshalsea, and John D. Hopkins, a former officer, is a shareholder and finance director of Marshalsea.  We amended our contract with Marshalsea on February 1, 2004.  The original agreement, which called for payment of about $8,500 per month, was entered into on July 1, 2003, was retroactive to April 1, 2003 and was amended on November 1, 2003. According to the July 1, 2003 services agreement, Marshalsea provided our Company with a number of services including technology design, accounting and financial reporting, co-location premises, administrative support and equipment and inventory storage. Under the amendment agreement dated February 1, 2004, Marshalsea’s fees were increased to £10,000 per month (about $18,000) and Messrs. Humphrey and Hopkins assumed larger roles in the operations of SHEP UK.

Betty Anne Loy, formerly a director and our corporate secretary, was paid through her management company, BALCO Holdings Inc. We had a services agreement with Ms. Loy dated July 1, 2003, which was terminated by mutual consent on October 21, 2004. The agreement provided that she would be paid the greater of C$5,000 (approximately $4,100) per month or C$35 per hour (approximately $28 per hour). The contract also provided for healthcare premiums of up to $3,000 per year, although no such premiums were paid.

Robert K. Brown, formerly our chief technology officer, was paid through Campbell and Co. in which he has no ownership interest.

Clive A. Bowen, a former director, was employed by West Surrey Racing Limited, which was a subcontractor to Pi Technology, the company that was undertaking a significant proportion of our product development. We had a services agreement with Mr. Bowen dated July 25, 2003, which was terminated by mutual consent on October 21, 2004. The agreement provided that Mr. Bowen would be appointed chief executive officer once the Company had unencumbered cash to support operations of $3 million. He was then to be paid £85,000 per year (approximately $149,000) plus certain benefits. The Company never satisfied the funding requirement that would result in Mr. Bowen’s appointment.

Fees and Other Payments

Our Company’s results of operations for the period from the beginning of the last full fiscal year to December 31, 2004 (there were no amounts paid or accrued to related parties in the first six months of 2005) include fees and other payments (excluding reimbursement of expenses) to related parties as follows:

For the Year Ended December 31, 2004
	Fees	Rent	Total
BALCO Holdings Inc.	$ 33,540	$ -	$ 33,540
Bravo Alpha	828	-	828
Marshalsea Hydraulics Ltd.	157,160	-	157,160
MCSI Consulting Services Inc.	133,123	-	133,123
Primary Ventures Corp.	83,000	20,272	103,272
Total	$ 407,651	$ 20,272	$ 427,923

In the fourth quarter of 2004, certain related parties agreed to forgive amounts due to them aggregating $81,950 as follows:

Balco Holdings Inc.	$7,436
MCSI Consulting Services Inc.	42,194
Primary Ventures Corp.	32,320
Total	$81,950

This amount has been treated as a recapitalization and recorded as an increase in additional paid-in capital.

For the year ended December 31, 2003:
	Fees	Stock-Based Compensation	Rent	Total
BALCO Holdings Inc.	$ 39,465	$ -	$ -	$ 39,465
Ifield Technology Limited	151,121	-	-	151,121
Marshalsea Hydraulics Ltd.	84,000	-	-	84,000
MCSI Consulting Services Inc.	191,556	-	-	191,556
Primary Ventures Corp.	81,000	-	27,941	108,941
SOPO Investments	22,500	-	-	22,500
Tracy A. Moore	-	647,500	-	647,500
Total	$ 569,642	$ 647,500	$ 27,941	$ 1,245,083

Settlement of Debt

On December 31, 2003, MCSI Consulting Services Inc., a company owned by Tracy A. Moore (a director) and Simon J. Anderson (our former chief financial officer) agreed to settle indebtedness of $30,000 for the issuance of 50,000 shares of our common stock.

The founding stockholders of SHEP Limited agreed to settle certain amounts owing to them for fees, services and costs incurred by them, on August 29, 2002.

	$	Number of Shares
Ifield Technology Limited	140,830	1,843,138
Marshalsea Hydraulics Ltd.	102,863	1,346,238
Euro Capital Markets Limited	260,598	3,410,624
TOTAL	504,291	6,600,000

Debt Forgiveness

In the year ended December 31, 2002, certain stockholders of SHEP Delaware forgave amounts due to them. Primary Ventures Corp., a corporation controlled by Malcolm P. Burke, our president and CEO, forgave indebtedness of $31,388.

Amounts Due from Related Parties

There have been no loans, including guarantees of any kind, made by us to, or for the benefit of, any of the persons listed above.

C.   Interests of Experts and Counsel

Not applicable

ITEM 8.   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Financial Statements

Our Company's audited consolidated financial statements for the fiscal year ended December 31, 2004, with comparative balance sheet for 2003, and results of operations for the years ended December 31, 2004, 2003 and 2002, and cumulative amounts for the period from inception on January 6, 2000 to December 31, 2004 together with the auditors' report, are included in this annual report under Item 17 and are incorporated herein by reference. These financial statements were prepared in conformity with generally accepted accounted principles in the United States of America.

Legal Proceedings

During the year ended December 31, 2003 we received requests for information from the Securities and Exchange Commission (SEC) in connection with an informal inquiry being conducted by the SEC into certain matters pertaining to us. We also received additional requests for information from the SEC in connection with an order of investigation related to an unaffiliated entity and certain persons who were previously affiliated with us. Both inquiries were accompanied by a statement from the SEC that there should be no inference from the inquiry that any wrongdoing or violation of federal securities laws has occurred. We co-operated to the fullest extent and do not expect to receive any further requests with regards to these persons.

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

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details

Disclosure Regarding Price History of SHEP Technologies Inc. Common Stock

From October 7, 2002 to July 7, 2005, our common stock traded on the Over-the-Counter Market. Since July 7, 2005 it has traded on the “Pink Sheets’ and is quoted on under the symbol "STLOF".  From December 2001 to October 6, 2002, our stock traded on the Over-the-Counter market as “IHLGF”.  Our common stock is also listed on the Berlin Exchange under the symbol "IH3"; however, to date substantially all of our trading has taken place in the Over-the-Counter and Pink Sheets markets.

The following tables set forth the high and low prices for our common stock on the Over-the-Counter and Pink Sheets markets.  The prices presented below represent prices between broker dealers and do not include retail mark-ups and markdowns or any commission to the broker. The prices do not necessarily reflect actual transactions.  Price information was obtained from Yahoo! Finance and www.stockwatch.com.

FIVE MOST RECENT YEARS – ANNUAL HIGHS AND LOWS

Year Ended	Low	High
2000	n/a	n/a
2001	0.05	0.10
2002	0.10	1.50
2003	0.45	2.98
2004	0.07	0.77

TWO MOST RECENT FULL FINANCIAL YEARS – QUARTERLY HIGHS AND LOWS

Quarter Ended	Low	High
March 31, 2003	1.12	1.90
June 30, 2003	0.65	2.98
September 30, 2003	1.11	2.29
December 31, 2003	0.45	1.23
March 31, 2004	0.52	0.75
June 30, 2004	0.23	0.77
September 30, 2004	0.23	0.35
December 31, 2004	0.07	0.24

MOST RECENT EIGHT MONTHS – MONTHLY HIGHS AND LOWS

Month Ended	Low	High
January 31, 2005	0.05	0.08
February 28, 2005	0.04	0.07
March 31, 2005	0.04	0.07
April 30, 2005	0.03	0.05
May 31, 2005	0.02	0.04
June 30, 2005	0.02	.011
July 31, 2005	0.07	0.08
August 31, 2005	0.02	0.07

C.     Markets

Our common shares trade on the Pink Sheets under the ticker symbol STLOF and on the Berlin Stock Exchange under the ticker symbol IH3, however, there is no assurance that a market for our common shares will ever develop in the US, Germany or elsewhere and, if such a market does develop, that it will continue.

The Pink Sheets is a centralized quotation service, in contrast to a national or regional stock exchange where shares are traded. The Pink Sheets over-the-counter market operates through the communication of bids, offers and confirmations.

ITEM 10.     ADDITIONAL INFORMATION

A, Share Capital

Not required for an annual report filing

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

Pi Technology

On May 21, 2003 we entered into an agreement with Pi Technology outlining the detailed activities to be undertaken in the main contract to develop a demonstration vehicle using the SHEP System. On July 7, 2003 we entered into another agreement with Pi Technology covering the main body of the work to build a demonstration vehicle, including the integration with a braking system and the mechanical re-packaging. In June 2004, Pi Technology suspended further development of the demonstration vehicle ceased. We paid or accrued a total of £324,000 (approximately $580,000) in the year ended December 31, 2004.

MCSI Debt Conversions

On December 31, 2003 we entered into an agreement with MCSI Consulting Services Inc. and a related company, MCSI Capital Corp., to convert amounts owed by us to MCSI Consulting Services Inc. to shares of our common stock. Both MCSI Consulting Services Inc. and MCSI Capital Corp. are owned by Tracy A. Moore (a former director and officer) and Simon J. Anderson (a former officer). MCSI agreed to accept 50,000 shares of our common stock valued at $0.60 per share as settlement for $30,000 of indebtedness due to MCSI.

On June 30 2004 we entered into an agreement with MCSI Consulting Services Inc. and a related company, MCSI Capital Corp., to convert amounts owed by us to MCSI Consulting Services Inc. to shares of our common stock. Both MCSI Consulting Services Inc. and MCSI Capital Corp. are owned by Tracy A. Moore (a former director and officer) and Simon J. Anderson (a former officer). MCSI agreed to accept 140,000 shares of our common stock valued at $0.25 per share and 140,000 stock purchase warrants exercisable at $0.50 per share as settlement for $35,000 of indebtedness due to MCSI.

Primary Ventures Corp. Debt Conversion

On June 30 2004 we entered into an agreement with Primary Ventures Corp. to convert amounts owed by us to shares of our common stock. Primary Ventures Corp. is controlled by Malcolm P. Burke, our chief executive officer and chairman. Primary Ventures Corp. agreed to accept 100,000 shares of our common stock valued at $0.25 per share and 100,000 stock purchase warrants exercisable at $0.50 per share as settlement for $25,000 of indebtedness due to Primary Ventures Corp.

Tracy A. Moore

On July 1, 2003 we entered into a service agreement with Tracy A. Moore in which he agreed to serve as one of our directors and our chief financial officer. The service agreement was amended on February 10, 2004, when Mr. Moore resigned as chief financial officer, but agreed to continue serving as a director and on the audit and compensation committees, and to assist with fundraising initiatives until Mr. Moore gives six months’ notice, or until SHEP gave six months’ notice. We were to pay Mr. Moore $24,000 per year for 30 hours work per month, which could be increased upon mutual agreement. We were to reimburse Mr. Moore for all reasonable expenses including travel, lodging, entertainment and other out-of-pocket expenses properly incurred by him in the performance of his duties. However, on November 15, 2004, Mr. Moore resigned from our Board. Please see Item 6.B. Compensation and Item 7.B. Related Party Transactions for further particulars of payments.

Marshalsea Hydraulics Ltd.

We were party to a services agreement with Marshalsea Hydraulics Ltd., amended on February 1, 2004.  The original agreement was entered into on July 1, 2003, was retroactive to April 1, 2003, was amended on November 1, 2003 and called for payment of about $8,500 per month. According to the July 1, 2003 Services Agreement, Marshalsea was to provide our Company with a number of services including technology design, accounting and financial reporting, co-location premises, administrative support and equipment and inventory storage. Under the Amendment Agreement dated February 1, 2004, Marshalsea’s fee was increased to £10,000 per month and Messrs. Humphrey and Hopkins assumed larger roles in the operations of SHEP UK.  One of our former directors, Peter R. Humphrey, is the managing director of Marshalsea and SHEP UK and John D. Hopkins is the finance director of Marshalsea and was finance director of SHEP UK. Both Mr. Humphrey and Mr. Hopkins are shareholders of Marshalsea and the Company.

On September 22, 2004, our Company signed a Heads of Agreement for the acquisition of the issued shares of Marshalsea, which superseded a similar agreement dated May 21, 2004. This agreement was effectively terminated on March 31, 2005, when both parties failed to close the agreement by the agreed-upon date.

In the year ended December 31, 2004, we paid or accrued $157,160 in administration and accounting fees to Marshalsea. In addition, one of our contractors paid or accrued $170,099 to Marshalsea on account of subcontracted research and development work.

Simon J. Anderson

On February 10, 2004 we entered into a service agreement with Simon J. Anderson. Under this agreement, Mr. Anderson was to serve as our chief financial officer until Mr. Anderson gives six months’ notice, or until we give six months’ notice to Mr. Anderson. Mr. Anderson was to receive $60,000 per year for 90 hours per month plus $75 per hour for additional time spent, subject to approval. The Board was to review his salary on November 1 of each year.  There was no commitment to increase Mr. Anderson’s salary, although his salary could be increased at the Board’s discretion.

Mr. Anderson was also eligible to receive stock options and a bonus. We were also to pay premiums of a basic health and dental plan covering Mr. Anderson and his family to the extent of $3,000 per year, although no such payments have been made to date. Mr. Anderson resigned as our chief financial officer on November 15, 2004. Please see Item 6.B. Compensation and Item 7.B. Related Party Transactions for further particulars of payments.

Pacific Communications Group

On April 14, 2004, the Company entered into a Letter of Agreement with Pacific Communications Group for the provision of certain investor relations and communications services.  The monthly retainer for such services was to be $10,000 per month. The agreement was to remain in force through to December 31, 2004, however we did not avail ourselves of Pacific Communications Group’s services for more than one month.  In the year ended December 31, 2004, we paid or accrued $30,000 in investor relations fees to Pacific Communications Group.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not hold financial instruments that are subject to market risk on account of changes in interest rate or commodity prices. However, in connection with our commercial activities, we are exposed to risk associated with managing our foreign currency assets. We are exposed to foreign currency risks principally because we have undertaken a large proportion of our expenditures in the United Kingdom and Canada, with sales denominated in currencies other than the US dollar.

The following tables provide information regarding our exposure to exchange rate risk for liabilities at December 31, 2004.

Accounts Payable	Total Outstanding	Converted to US$
US dollars	US$ 604,246	$604,246
Canadian dollars	C$ 290,876	241,515
Pounds Sterling	£ 367,393	707,820

Total		$1,553,581

Our exposure to foreign currency risk from our operations has not changed materially subsequent to December 31, 2004.

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

Based on the terms of the $60,000 loan and the assumed terms of the $40,000 loan, both of these amounts are currently due and payable and are accordingly included in current liabilities. The total amount outstanding is approximately $120,000 including accrued interest to June 30, 2005.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.   CONTROLS AND PROCEDURES

(a) Malcolm P. Burke, our president and chief executive officer reviewed the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company.

(b) There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16

A.   Audit Committee Financial Expert

Our Company does not have an independent audit committee financial expert serving on its audit committee. To date, our Company’s board of directors has been selected for engineering and financing expertise.

B.   Code of Ethics

We have adopted a code of ethics, which on request, we will provide without charge.  We have filed a copy of the code of ethics with the Securities and Exchange Commission.

C.   Principal Accountant Fees and Services

Our principal accountant for the audit of our annual financial statements, Davidson & Company, LLP, charged the following fees for the last two fiscal years:

Nature of Services	Year Ended December 31 2004 2003
Audit fees	$ 29,554	$ 17,991
Audit-related fees	-	-
Tax fees (2)	6,294	1,063
All other fees	-	-
Total	$ 35,848	$ 19,054

(1)

In 2004, the tax fees related to compliance work on SHEP’s Canadian income tax returns.

(2)

In 2003 the tax fees related to reviewing SHEP Technologies Inc.’s investment in SHEP Limited, reviewing Canadian and international tax issued relating to proposed acquisition alternatives, and reviewing the Canadian income tax consequence of a cashless exercise of options.

Our audit committee approved the fees relating to audit-related services, tax services and all other services provided by Davidson & Company, LLP.

Our audit committee pre-approves appointment of our independent accountants and all engagements, whether for audit or other services, in excess of $5,000.

D.   Exemptions from the Listing Standards for Audit Committees

Not required.

E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may Yet be Purchased Under the Plans or Programs
January 31, 2004	-	-	-	-
February 28, 2004	-	-	-	-
March 31, 2004	-	-	-	-
April 30, 2004	-	-	-	-
May 31, 2004	-	-	-	-
June 30, 2004	240,000(1)	$0.25	-	-
July 31,2004	-	-	-	-
August 31, 2004	-	-	-	-
September 30, 2004	-	-	-	-
October 31, 2004	-	-	-	-
November 30, 2004	-	-	-	-
December 31, 2004	-	-	-	-
Total	240,000	-	-	-

(1)

On June 30, 2004, we issued 240,000 shares of our common stock and warrants to purchase 240,000 shares of our common stock at $1.00 per share to settle $60,000 of accounts payable to companies owned by directors and an officer. Further particulars are provided under Item 7.B Related Party Transactions.

PART III

ITEM 17.   FINANCIAL STATEMENTS

The Company's Financial Statements, Auditors’ Reports, and Notes to the Financial Statements, which are required to be filed hereunder, are contained on pages 44 through 76 as follows: "Financial Statements" which include the following statements:

(1)	Independent auditors’ report (2004, 2003 and 2002) – Davidson & Company
(2)	Consolidated balance sheets as at December 31, 2004 and December 31, 2003
(3)	Consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 and cumulative amounts from inception on January 6, 2000 to December 31, 2004
(4)	Consolidated statements of stockholders’ equity (deficiency) for the period from inception on January 6, 2000 to December 31, 2004
(5)	Consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 and cumulative amounts from inception on January 6, 2000 to December 31, 2004
(6)	Notes to the consolidated financial statements

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

DECEMBER 31, 2004

DAVIDSON & COMPANY LLP           Chartered Accountants    A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

SHEP Technologies Inc.

(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of SHEP Technologies Inc. as at December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended December 31, 2004, 2003 and 2002 and the cumulative amounts from inception on January 6, 2000 to December 31, 2004.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements for the year ended December 31, 2001 and the cumulative amounts from inception on January 6, 2000 to December 31, 2001 were audited by other auditors whose report dated June 19, 2002 expressed an unqualified opinion and included an explanatory paragraph discussing uncertainty regarding the Company’s ability to continue as a going concern.  Our opinion on the cumulative amounts from inception on January 6, 2000 to December 31, 2004, insofar as it relates to amounts for the year ended December 31, 2001 and the period from inception on January 6, 2000 to December 31, 2001, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 and the cumulative amounts from inception on January 6, 2000 to December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

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

“DAVIDSON & COMPANY LLP”

Vancouver, Canada

Chartered Accountants

July 29, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in United States Dollars)

As at December 31	2004	2003

ASSETS

Current
Cash and cash equivalents	$5,406	$60,246
Other amounts receivable, net of allowance of $Nil (2003 – $Nil)	2,186	30,820
Inventory	87,117	101,897
Prepaid expenses	-	110,800

Total current assets	94,709	303,763

Funds held in trust	-	151,122
Equipment (Note 7)	34,385	60,696

Total assets	$129,094	$515,581

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$931,423	$742,963
Accounts payable and accrued liabilities – related parties	522,158	111,048
Loans payable (Note 8)	100,000	100,000

Total current liabilities	1,553,581	954,011

Commitment (Note 15)

Stockholders' equity (deficiency)
Capital stock (Note 9)
Authorized
100,000,000 shares without par value
Issued and outstanding
26,255,571shares (2003 - 24,768,956)	26,256	24,769
Additional paid-in capital	5,494,458	4,735,828
Share subscriptions received (Note 9)	135,000	-
Cumulative translation adjustment	(20,637)	(44,682)
Deficit accumulated during the development stage	(7,059,564)	(5,154,345)

Total stockholders’ equity (deficiency)	(1,424,487)	(438,430)

Total liabilities and stockholders’ equity (deficiency)	$129,094	$515,581

On behalf of the Board:

/s/ Malcolm P. Burke	Director	/s/ W. Ray Evans	Director

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Consolidated Statements of Operations

(Expressed in United States Dollars)

Cumulative Amounts From Inception on January 6, 2000 to December 31,		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
2004		2004	2003	2002

SALES	$405,517	$-	$-	$30,681

COST OF GOODS SOLD	185,093	-	-	19,804

GROSS PROFIT	220,424	-	-	10,877

EXPENSES
Research and development	1,722,232	675,154	812,951	-
Research and development – related parties	165,779	-	-	-
Selling, general and administrative (Note 13)	2,803,970	650,082	1,103,857	742,279
Selling, general and administrative – related parties (Note 13)	2,264,569	427,923	1,245,083	370,824
Depreciation	112,258	32,600	35,228	23,506
Intangible impairment loss	87,124	-	87,124	-

	7,155,932	1,785,759	3,284,243	1,136,609

Loss before other income (expense)	(6,935,508)	(1,785,759)	(3,284,243)	(1,125,32)

OTHER INCOME (EXPENSE)
Gain on wind-up of subsidiary	1,472	1,472	-	-
Interest income	4,896	1,790	215	226
Interest expense	(130,424)	(122,722)	(7,702)	-

	(124,056)	(119,460)	(7,487)	226

Loss for the period	(7,059,564)	(1,905,219)	(3,291,730)	(1,125,506)
Other comprehensive loss: Foreign currency transaction adjustment	(20,637)	24,045	(10,939)	(28,125)
Comprehensive loss for the period	$(7,080,201)	$(1,881,174)	$(3,302,669)	$(1,153,631)

Basic and diluted loss per share		$(0.07)	$(0.14)	$(0.09)

Weighted average number of common shares outstanding		25,826,786	23,409,449	13,041,391

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficiency)

(Expressed in United States Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit Accumulated During the Development Stage	Total
	Number of Shares	Amount
Balance, January 6, 2000 (date of inception)	-	$-	$-	$-	$-	$-

Common stock issued in January 2000 for cash at $0.1309 per share	4,000,000	4,000	519,532	-	-	523,532

Loss for the period	-	-	-	-	(323,760)	(323,760)

Balance, December 31, 2000	4,000,000	4,000	519,532	-	(323,760)	199,772

Cumulative translation adjustment	-	-	-	(5,618)	-	(5,618)

Loss for the year	-	-	-	-	(413,349)	(413,349)

Balance, December 31, 2001	4,000,000	4,000	519,532	(5,618)	(737,109)	(219,195)

Assumption of liabilities on acquisition of subsidiary (Note 5)	-	-	(325,267)	-	-	(325,267)

Forgiveness of debt (Note 5)	-	-	166,177	-	-	166,177

Common stock issued in August 2002 for settlement of debts at $0.0764 per share	6,600,000	6,600	497,691	-	-	504,291

Common stock issued in September 2002 on recapitalization (Note 4)	9,747,948	9,748	(131,983)	-	-	(122,235)

Common stock issued in October 2002 at a price of $0.75 per share	1,289,332	1,289	965,711	-	-	967,000

Issuance of stock options for consulting fees	-	-	86,000	-		86,000

Cumulative translation adjustment	-	-	-	(28,125)	-	(28,125)

Loss for the year	-	-	-	-	(1,125,506)	(1,125,506)

Balance, December 31, 2002	21,637,280	$21,637	$1,777,861	$(33,743)	$(1,862,615)	$(96,860)

- Continued-

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficiency)

(Expressed in United States Dollars)

	Common Stock		Additional Paid-in Capital	Cumulative Translation Adjustment	Deficit Accumulated During the Development Stage	Total
	Number of Shares	Amount
Balance, December 31, 2002	21,637,280	$21,637	$1,777,861	$(33,743)	$(1,862,615)	$(96,860)

Common stock issued in February 2003 for cash at $0.75 per share	245,667	246	170,187	-	-	170,433

Common stock issued in April 2003 for cash at $0.85 per share	588,235	588	434,412	-	-	435,000

Common stock issued in May 2003 for cash at $0.57 per share	438,597	439	217,061	-	-	217,500

Common stock issued in June 2003 as consideration for consulting services at $0.69 per share	50,000	50	34,450	-	-	34,500

Common stock issued in June 2003 for cash at $0.57 per share	614,036	614	304,386	-	-	305,000

Common stock issued in June 2003 on the exercise of warrants at $1.25 per share	133,333	133	166,533	-	-	166,666

Cashless exercise of stock options in June 2003	227,193	227	647,273	-	-	647,500

Common stock issued in July 2003 for cash at $1.30 per share	384,615	385	437,115	-	-	437,500

Common stock issued in September 2003 for cash at $1.00 per share	400,000	400	354,600	-	-	355,000

Common stock issued in December 2003 for settlement of debt at $0.60 per share	50,000	50	29,950	-	-	30,000

Issuance of stock options for consulting fees	-	-	162,000	-	-	162,000

Cumulative translation adjustment	-	-	-	(10,939)	-	(10,939)

Loss for the year	-	-	-	-	(3,291,730)	(3,291,730)

Balance, December 31, 2003	24,768,956	$24,769	$4,735,828	$(44,682)	$(5,154,345)	$(438,430)

- Continued-

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficiency)

(Expressed in United States Dollars)

	Common Stock		Additional Paid-in Capital	Share Subscriptions Received	Cumulative Translation Adjustment	Deficit Accumulated During the Development Stage	Total
	Number of Shares	Amount
Balance, December 31, 2003	24,768,956	$ 24,769	$ 4,735,828	$ -	$ (44,682)	$ (5,154,345)	$ (438,430)

Issuance of 500,000 financing warrants in February 2004	-	-	142,000	-	-	-	142,000

Issuance of 100,000 finder’s fee warrants in February 2004	-	-	39,800	-	-	-	39,800

Value attributable to the conversion feature of a convertible debenture issued in February 2004	-	-	164,000	-	-	-	164,000

Common stock issued in March 2004 on conversion of a convertible debenture issued in February at $0.41 per share	1,221,615	1,222	202,895	-	-	-	204,117

Common stock issued in June 2004 for settlement of debt at $0.25 per share	240,000	240	59,760	-	-	-	60,000

Common stock issued in June 2004 for legal services at $0.25 per share	25,000	25	6,225	-	-	-	6,250

Share subscriptions received in May 2004 for shares of common stock issued in January 2005 (Note 9)	-	-	-	135,000	-	-	135,000

Issuance of stock options for consulting fees	-	-	62,000	-	-	-	62,000

Cumulative translation adjustment	-	-	-	-	24,045	-	24,045

Forgiveness of debt by related parties (Note 11)	-	-	81,950	-	-	-	81,950
Loss for the year	-	-	-	-	-	(1,905,219)	(1,905,219)

Balance, December 31, 2004	26,255,571	$ 26,256	$ 5,494,458	$ 135,000	$ (20,637)	$ (7,059,564)	$ (1,424,487)

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Cumulative Amounts From Inception on January 6, 2000 to December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2004	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(7,059,564)	$(1,905,219)	$(3,291,730)	$(1,125,506)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	112,258	32,600	35,228	23,506
Gain on wind up of subsidiary	(1,472)	(1,472)	-	-
Goodwill Valuation adjustment	87,124	-	87,124	-
Inventory valuation adjustment	85,383	-	85,383	-
Cashless exercise of stock options	647,500	-	647,500	-
Consulting fees paid by issuance of stock options	310,000	62,000	162,000	86,000
Expenses paid by issuance of common stock	40,750	6,250	34,500	-
Interest paid by issuance of stock	114,917	114,917	-	-

Changes in non-cash working capital items:
(Increase) decrease in other amounts receivable	851	29,231	(10,095)	(18,169)
(Increase) decrease in inventory	(149,473)	22,167	14,735	(180,138)
(Increase) decrease in prepaid expenses	9,151	114,092	(12,151)	(92,790)
Increase in accounts payable and accrued liabilities	1,372,298	716,545	350,231	280,592

Net cash from operating activities	(4,430,277)	(808,889)	(1,897,275)	(1,026,505)

CASH FLOWS FROM INVESTING ACTIVITIES
Funds held in trust	-	151,122	(151,122)	-
Acquisition of equipment	(122,963)	(1,936)	-	(55,257)
Acquisition of intangible assets	(80,321)	-	-	(80,321)

Net cash from investing activities	(203,284)	149,186	(151,122)	(135,578)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	2,660,631	-	2,087,099	50,000
Net proceeds on issuance of debt	435,000	435,000	-	-
Share subscriptions received	135,000	135,000	-	-
Advances received from the Company prior to recapitalization (Note 4)	452,439	-	-	452,439
Loans payable	100,000	-	40,000	60,000
Advances from related parties	494,900	-	-	204,844
Cash acquired on recapitalization(Notes 4 and 5)	382,586	-	-	382,586

Net cash from financing activities	4,660,556	570,000	2,127,099	1,149,869

Effect of exchange rate changes on cash and cash equivalents	(21,589)	34,863	(22,709)	(28,125)

Change in cash and cash equivalents for the period	5,406	(54,840)	55,993	(40,339)

Cash and cash equivalents, beginning of period	-	60,246	4,253	44,592

Cash and cash equivalents, end of period	$5,406	$5,406	$60,246	$4,253

Cash paid during the period for:
Interest expense	$-	$-	$-	$-
Income taxes	-	-	-	-

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

1.

HISTORY AND ORGANIZATION OF THE COMPANY

SHEP Technologies Inc. (the “Company”) was formed on July 7, 1992 under the laws of the province of British Columbia, Canada.  Effective October 6, 2000, the Company changed its governing jurisdiction from the Province of British Columbia to the Yukon Territory, Canada.  In September 2002, the Company was a public shell company, defined as an inactive, publicly quoted company with nominal assets and liabilities.

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

The consolidated statements of operations, stockholders' equity (deficiency) and cash flows of the Company prior to September 12, 2002 are those of SHEP Limited.  The Company’s consolidated date of incorporation is considered to be January 6, 2000, the date of inception of SHEP Limited.  Following the acquisition, the Company changed its name from Inside Holdings Inc. to SHEP Technologies Inc.

During the year ended December 31, 2002 and prior to the recapitalization of the Company, SHEP Limited acquired all the issued and outstanding capital stock of another company, SHEP Technologies, Inc., a Delaware Corporation (“SHEP Delaware”) (Note 5).

SHEP Limited is an Isle of Man incorporated company whose principal business activity is the development of stored hydraulic energy propulsion technology.  SHEP Limited has a wholly-owned subsidiary, SHEP Technology, Inc., a Maine Corporation (“SHEP Maine”).  SHEP Limited is considered to be a development stage company as it has not generated significant revenues from operations.

During the year ended December 31, 2003, the Company acquired a wholly-owned subsidiary, with no operating history or assets, that it renamed as SHEP Technologies (UK) Limited (“SHEP UK”).  The Company planned to conduct its UK operations in SHEP UK.

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

December 31, 2004

2.

GOING CONCERN (CONTINUED…..)

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

	2004	2003

Deficit accumulated during the development stage	$(7,059,564)	$(5,154,345)
Working capital (deficiency)	(1,458,872)	(650,248)

3.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America.  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries SHEP Limited, SHEP Delaware, SHEP UK and SHEP Maine up to its dissolution in the current fiscal year.  All significant intercompany transactions and balances have been eliminated upon consolidation.

Subsequent to year-end, SHEP UK was disposed of to a group that includes a former director of the Company, a former officer of the Company and a current director of the Company, for nominal consideration.

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

Inventory

Inventory, consisting primarily of finished goods and component parts, is recorded at the lower of cost and net realizable value.  Cost is determined on a specific item basis. During the year ended December 31, 2004, the Company provided for a write down of $nil (2003 - $85,383) with respect to the inventory.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (continued…..)

Equipment

Equipment, consisting of machinery and equipment, is recorded at cost less accumulated depreciation.  Depreciation is calculated using the straight-line method over a period of five years.

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

Foreign currency translation

The functional currencies of the Company’s foreign subsidiaries are their respective local currencies. The financial statements maintained in local currencies are translated to United States dollars using period-end rates of exchange for assets and liabilities and rates approximating those in effect on the transaction date during the period for revenues and expenses. Translation gains and losses are accumulated as a separate component of stockholders’ equity (deficiency). Net gains and losses from foreign currency transactions are included in the consolidated statements of operations.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED…..)

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

Loss per share

Basic loss per share is computed by dividing the loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.  Diluted loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock.  Diluted loss per share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.  At December 31, 2004, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share is 2,341,317; 3,371,907 and 1,644,666 respectively.

Stock-based compensation

Statements of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for stock-based employee compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount employees are required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

The following table illustrates the effect on loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED…..)

Stock-based compensation (CONTINUED…)

	Cumulative Amounts From Inception on January 6, 2000 to December 31, 2004	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002

Loss, as reported	$ (7,059,564)	$ (1,905,219)	$ (3,291,730)	$ (1,125,506)

Add: Total stock-based employee compensation expense included in loss, as reported determined under APB 25, net of related tax effects	-	-	-	-

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(958,000)	(84,000)	(104,000)	(770,000)

Pro-forma loss	$ (8,017,564)	$ (1,989,219)	$ (3,395,730)	$ (1,895,506)

Basic and diluted loss per share, as reported		$ (0.07)	$ (0.14)	$ (0.09)

Basic and diluted loss per share, pro-forma		$ (0.08)	$ (0.15)	$ (0.15)

Comparative Figures

Comparative figures have been restated, where applicable, to conform with the presentation used in the current period.

Recent accounting pronouncements

In December 2004, FASB issued Statement No. 153, "Exchange of Non-monetary Assets". This statement addresses the measurement of exchanges of non-monetary assets and eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for periods beginning after June 15, 2005. The adoption of this new accounting pronouncement does have an impact on the Company's consolidated financial statements.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

3.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED…..)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS 123R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity's share price.

iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 requires that the effects of a modification be measured as the difference between fair value of the modified award at the date it is granted and the award's value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity of as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services" ("EITF 96-18"). SFAS 123 also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6 "Employers Accounting for Employee Stock Ownership Plans". Public entities (other than those filing as small business issuers) will be required to apply SFAS 132R as of the first annual reporting period that begins after June 15, 2005. Public companies that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic companies, SFAS 123R must be applied as of the beginning of the first annual reporting period, beginning after December 15, 2005.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

4.

RECAPITALIZATION

On September 12, 2002, the Company acquired all the issued and outstanding capital stock of SHEP Limited consisting of 10,600,000 shares and, accordingly, the Company is considered to be the legal acquirer.  As consideration, the Company issued 10,600,000 common shares to the former stockholders of SHEP Limited.  Control of the combined companies passed to the former stockholders of SHEP Limited and therefore SHEP Limited is considered the acquirer for accounting purposes. Consequently, the consolidated statements of operations, stockholders' equity (deficiency) and cash flows include SHEP Limited’s results of operations, deficit and cash flows from January 6, 2000 (date of inception) and the Company's results of operations and cash flows from September 12, 2002.  The issued number of shares of common stock is that of the Company.  The acquisition was accounted for as a recapitalization of the Company.

At the date of acquisition, the fair market value of the net assets of the Company was negative as follows:

Cash and cash equivalents	$382,528
Other receivables	2,440
Prepaid expenses	5,859
Accounts payable and accrued liabilities	(48,501)
342,326
Due from SHEP Limited	452,439
794,765
Stock subscriptions received in advance	(917,000)

Net liabilities assumed	$(122,235)

Pro-forma financial information is not presented since the combination is a recapitalization and not a business combination.

5.

BUSINESS COMBINATION WITH SHEP DELAWARE

On June 3, 2002, SHEP Limited acquired, for nominal consideration, all the issued and outstanding capital stock of SHEP Delaware.

The acquisition of SHEP Delaware has been accounted for by the purchase method.  At the date of acquisition, the value of SHEP Delaware’s net assets was negative.  Accordingly, the net liabilities assumed were recorded at their book values with a corresponding reduction of additional paid-in capital of the Company as follows:

Cash	$58
Due from SHEP Maine	30,000
Accounts payable and accrued liabilities	(179,757)
Due to related parties	(125,568)
Note payable	(50,000)
Net liabilities assumed	$(325,267)

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

5.

BUSINESS COMBINATION WITH SHEP DELAWARE (Continued…)

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

ASSET ACQUISITION – RELATED PARTY

During the year ended December 31, 2002, the Company, concurrent with the acquisition of SHEP Limited, acquired certain assets from a significant stockholder of the Company for cash consideration as follows:

Inventory	$156,540
Equipment	55,257
Intangible assets	80,321
$292,118

There was significant uncertainty regarding future revenues to be generated from intangible assets due to the fact that this is a new business with a developing technology and there were no comparable businesses in the intended market segments for which any reliable predictions for future revenue generation could be based.  In the year ended December 31, 2003, due to these uncertainties related to expected future undiscounted cash flows, management concluded that the carrying value of intangible assets had been materially impaired and wrote off the entire value of intangible assets resulting in a charge of $87,124 (at prevailing exchange rates) to operations.

The Company also recorded an inventory write-down of $85,383 during the year ended December 31, 2003.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

7.

EQUIPMENT

	2004			2003
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$161,600	$127,215	$34,385	$147,887	$$87,191	$60,696

8.

LOANS PAYABLE

	2004	2003
Loan bearing interest at 8% per year, unsecured and due on the earlier of January 31, 2004 or on the date the Company received debt or equity financing of at least $1,000,000. The lender has not made demand for repayment.	$60,000	$60,000
Loan for which the lender has not executed final documents. The Company has accrued interest based on a draft loan agreement that provides for terms that are the same as for the $60,000 loan. The lender has not made demand for repayment.	40,000	40,000
	$100,000	$100,000

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

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

9.

CAPITAL STOCK (CONTINUED…..)

On October 22, 2002, the directors considered a subdivision of the Company’s capital stock on the basis of every one share of common stock subdivided into two shares of common stock, subject to stockholder approval.  On November 22, 2002, stockholders granted their approval and permission at the Company’s Special Meeting of the Stockholders.  Although the directors have received stockholder approval to subdivide the Company’s capital stock, the stock subdivision has yet to be implemented.

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

December 31, 2004

9.

CAPITAL STOCK (CONTINUED…..)

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

In February 2004, the Company completed a convertible debenture financing and received gross proceeds of $500,000. The convertible debenture bore interest at 6% per year and could be converted to the Company’s common stock at a 25% discount to market price, with a minimum conversion price of $0.30 per share of common stock and a maximum conversion price of $1.00 per share of common stock. As part of this financing, the Company issued warrants to purchase 500,000 shares of common stock at $1.00 per share on or before February 12, 2006. The Company also paid fees of $65,000 relating to the financing and issued warrants to purchase 100,000 shares of common stock at $1.00 per share on or before February 12, 2006 as a finder’s fee. The value of the 100,000 finder’s fee warrants, calculated using the Black-Scholes method, was $39,800; the value of the 500,000 financing warrants, calculated using the Black-Scholes method, was $142,000; and the value associated with the beneficial conversion feature was $164,000.

The values calculated by the Black-Scholes method were determined using a risk-free interest rate of 4.9%, expected life of 2 years, volatility of 116% and a dividend rate of 0%. The aggregate cost associated with the financing was $410,800. On March 29, 2004, the holder of the debenture elected to convert the debenture resulting in the issuance of 1,212,121 shares of common stock. Accrued interest of $3,917 was paid through the issuance of a further 9,494 shares of common stock. Of the $410,800 in total financing cost, $111,000 was allocated to interest expense and the balance applied to accumulated paid-in capital as a stock issuance cost, including the financing fees of $65,000.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

9.

CAPITAL STOCK (CONTINUED…..)

On June 30, 2004, the Company issued 240,000 shares of stock at $0.25 per share and warrants to purchase up to 240,000 shares of common stock at a price of $0.50 per share on or before June 30, 2005. The stock and warrants were issued to settle $60,000 of accounts payable to companies owned by certain directors and officers of the Company.

On June 30, 2004, the Company issued 25,000 shares of stock at $0.25 per share in respect of legal services.

Share subscriptions

In May 2004, the Company received $135,000 on account of common stock subscriptions at $0.50 per share.  The shares of common stock were not issued and the subscription terms were renegotiated to $0.05 per share in December 2004. In January 2005, the Company issued 2,700,000 shares of common stock.

Common stock

The common stock of the Company is all of the same class, is voting and entitles stockholders to receive dividends.  In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distributions of net assets or any dividends which may be declared.

The Company’s common stock has no par value.  However, for reporting purposes, the Company has assigned an amount of $0.001 per share of common stock.

Warrants

A summary of share purchase warrant activity is as follows:

	2004		2003		2002
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Warrants outstanding, beginning of the year	1,846,907	$1.28	644,666	$1.25	-	$-
Issued	840,000	0.86	1,335,574	1.29	644,666	1.25
Exercised	-	-	(133,333)	1.25	-	-
Expired	(1,320,590)	1.29	-	-	-	-
Warrants outstanding, end of the year	1,366,317	$1.01	1,846,907	$1.28	644,666	$1.25

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

9.

CAPITAL STOCK (CONTINUED…..)

A summary of share purchase warrants outstanding at December 31, 2004 follows:

Exercise Price	Number Outstanding	Expiration Date
$1.25	219,299	May 23, 2005 (expired unexercised)
$1.25	307,018	June 11, 2005 (expired unexercised)
$0.50	240,000	June 30, 2005 (expired unexercised)
$1.00	600,000	February 12, 2006
	1,366,317

10.

STOCK OPTIONS

On October 8, 2002, the Company adopted a stock incentive plan (the "2002 Stock Plan") to provide incentives to employees, directors and consultants. The Company's stockholders have approved the 2002 Stock Plan which, as amended, provides for the issuance of up to 5,000,000 options with a maximum term of ten years. The board of directors has the exclusive power over the granting of options and their vesting provisions.

	2004		2003		2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of the year	1,525,000	$1.00	1,000,000	$1.00	-	$-
Issued	100,000	0.75	875,000	1.00	1,000,000	1.00
Exercised	-	-	(350,000)	1.00	-	-
Expired or forfeited	(650,000)	1.00	-	-	-	-
Options outstanding, end of the year	975,000	$0.97	1,525,000	$1.00	1,000,000	$1.00

Weighted average fair value of options granted in the year		$0.58		$0.89		$0.86

The fair value of options granted to consultants and non-employees that was recognized during the current year was $62,000 (2003 - $162,000; 2002 - $86,000), which has been recorded as consulting fees in the consolidated statement of operations.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

10.

STOCK OPTIONS (Continued…….

A summary of stock options outstanding at December 31, 2004 is as follows:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$0.75 - $1.00	975,000	4.06 years	$ 0.97	975,000	$0.97

The Company used the Black-Scholes option pricing model to compute estimated fair value, based on the following assumptions:

	2004	2003	2002
Risk-free interest rate	4.9%	4.5%	5.0%
Dividend yield rate	- %	- %	- %
Price volatility	95%-116%	125%	112%
Weighted average expected life of options	6 years	6 years	6 years

11.

RELATED PARTY TRANSACTIONS

The Company’s consolidated results of operations for the last three years include paid or accrued expenses, to persons or companies with which related parties have an interest, as summarized below:

For the year ended December 31, 2004:
	Fees	Rent and Telephone	Total
Balco Holdings Inc.	$33,540	$-	$33,540
Bravo Alpha	828	-	828
Marshalsea Hydraulics Ltd.	157,160	-	157,160
MCSI Consulting Services Inc.	133,123	-	133,123
Primary Ventures Corp.	83,000	20,272	103,272
Total	$407,651	$20,272	$427,923

In 2004 the Company purchased goods with an aggregate value of $170,099 from Marshalsea Hydraulics Ltd. In the fourth quarter of 2004, the Company agreed to return purchased items to Marshalsea Hydraulics Ltd. in consideration of a credit against its account. Net purchases in the year were therefore $nil.

During the 2004 fiscal year, certain related parties agreed to forgive amounts due to them aggregating $81,950. This amount has been treated as a recapitalization and accordingly represents an increase in additional paid-in capital.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

11.

RELATED PARTY TRANSACTIONS (Continued…..

Balco Holdings Inc.	$7,436
MCSI Consulting Services Inc.	42,194
Primary Ventures Corp.	32,320
Total	$81,950

Included in consulting fees in the year ended December 31, 2004 was $57,500, which represents the fair value options granted to a consultant who was an officer of the Company.

For the year ended December 31, 2003:

	Fees	Stock-based Compensation	Rent and Telephone	Total
Balco Holdings Inc.	$39,465	$-	$-	$39,465
Ifield Technologies	151,121	-	-	151,121
Marshalsea Hydraulics Ltd.	84,000	-	-	84,000
MCSI Consulting Services Inc.	191,556	-	-	191,556
Primary Ventures Corp.	81,000	-	27,941	108,941
SOPO Investments	22,500	-	-	22,500
Tracy A. Moore	-	647,500	-	647,500
Total	$569,642	$647,500	$27,941	$1,245,083

Included in consulting fees in the year ended December 31, 2003 was $162,000, which represents the fair value recognized in the year of options granted to a consultant and a non-elected director of a subsidiary.

For the year ended December 31, 2002:

	Fees	Stock-based Compensation	Rent	Total
Balco Holdings Inc.	$11,756	$-	$-	$11,756
Euro Capital Markets Ltd.	88,353	-	-	88,353
Ifield Technologies	103,724	-	17,025	120,749
Marshalsea Hydraulics Ltd.	63,039	-	-	63,039
MCSI Consulting Services Inc.	56,821	-	-	56,821
SOPO Investments	30,106	-	-	30,106
Total	$353,799	$-	$17,025	$370,824

Fees include management fees, consulting fees and office and general expenses.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

11.

RELATED PARTY TRANSACTIONS (Continued…..)

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

a)

Balco Holdings Inc. and Bravo Alpha are management services companies owned by a former director of the Company.

b)

Ifield Technologies is an engineering services company owned by a director of the Company.

c)

Marshalsea Hydraulics Ltd. is a pump manufacturing company in which a former director and former officer of the Company hold an equity interest.

d)

MCSI Consulting Services Inc. is a corporate finance consulting company owned by a former director and former officer of the Company.

e)

Primary Ventures Corp. and SOPO Investments are companies owned by an individual who is a director and officer of the Company.

f)

Tracy A. Moore is a former director and officer of the Company.

g)

An individual who is a director and officer of the Company is a shareholder in Euro Capital Markets Ltd.

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions in the year ended December 31, 2004 were:

a)

The Company issued 240,000 shares of common stock to settle $60,000 of an account payable due to related parties (Note 9).

b)

In February 2004, the Company completed a convertible debt financing (Note 9). The holder of the convertible debt elected to convert the debenture to shares of common stock. In addition, the Company issued warrants in conjunction with this debt with a value of $142,000 and a finder's fee comprising share purchase warrants with a value of $39,800. In aggregate, the Company incurred a non-cash financing expense of $114,917 that was paid through the issuance of common stock.

c)

In the fourth quarter of 2004, certain related parties agreed to forgive amounts due to them that aggregated $81,950 (Note 11).

The significant non-cash transactions for the year ended December 31, 2003 were:

a)

The Company issued 227,193 shares of common stock pursuant to a cashless exercise of stock options by a director resulting in non-cash compensation expense of 647,500 being recognized (Note 9).

b)

The Company issued 50,000 shares of common stock to settle $30,000 of an account payable due to a related party (Note 9).

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued….)

The significant non-cash transactions for the year ended December 31, 2002 were:

a)

The Company issuing 6,600,000 shares of common stock at a value of $504,291 in exchange for settling debts owing to related parties of $504,291 (Note 9).

b)

Debts owing by the Company totaling $166,177 being forgiven by the debt holders in exchange for receiving previously issued shares of the Company resulting in a contribution to additional paid-in capital of $166,177 (Note 5).

c)

The Company issuing 1,222,667 shares of common stock at a value of $917,000 in exchange for stock subscriptions received in advance of $917,000 (Note 9).

d)

SHEP Limited assuming the net liabilities of the Company in the amount of $122,235 (Note 4).

e)

The Company acquiring the net liabilities of SHEP Delaware in the amount of $325,267 (Note 5).

13.

SELLING, GENERAL AND ADMINISTRATIVE

	Cumulative Amounts from Inception on January 6, 2000 to December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2004	2004	2003	2002

Advertising and promotion	$ 52,164	$ 962	$ 23,191	$ 28,011
Business development	110,227	50,000	60,227	-
Compensation from cashless exercise of options (Note 11)	647,500	-	647,500	-
Consulting fees (Note 11)	557,062	115,002	388,021	189,471
Exchange loss	64,321	31,634	32,687	-
Listing, filing and transfer agent fees	30,108	12,849	17,259	-
Inventory write-down	85,383	-	85,383	-
Investor relations	433,271	90,433	147,314	195,524
Management fees (Note 11)	1,357,336	375,287	414,212	238,222
Office and general (Note 11)	304,977	104,226	67,907	80,153
Professional fees	539,632	134,365	236,213	106,852
Rent (Note 11)	85,235	17,745	24,787	18,849
Salaries and benefits	431,075	110,932	89,680	151,645
Travel and related	370,248	34,570	114,559	104,376

	$ 5,068,539	$ 1,078,005	$ 2,348,940	$ 1,113,103

Selling, general and administrative expenses have been presented on the consolidated statements of operations as follows:

Selling, general and administrative	$ 2,803,970	$ 650,082	$ 1,103,857	$ 742,279
Selling, general and administrative – related parties	2,264,569	427,923	1,245,083	370,824

	$ 5,068,539	$ 1,078,005	$ 2,348,940	$ 1,113,103

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

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

15.

COMMITMENT

The Company entered into an agreement dated July 7, 2003 with an arm’s length party providing development services. The work has been suspended, but the contract has not been formally terminated. The value of the work outstanding under the contract is approximately $1,126,000.

16.

INCOME TAXES

A reconciliation of income tax expense at the federal statutory income tax rate (35%) with the reported tax expense is as follows:

	2004	2003	2002

Loss before income taxes	$ (1,905,219)	$ (3,291,730)	$ (1,125,506)

Expected income tax recovery at federal statutory rate	$ 666,827	$ 1,152,105	$ 382,672
Non-deductible stock-based compensation	(21,700)	(351,132)	-
State and local income taxes	106,867	115,013	74,167
Foreign tax differences	(153,882)	(457,757)	(150,851)
Unrecognized benefit of operating losses	(598,112)	(458,229)	(305,988)
Income tax recovery	$ -	$ -	$ -

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

16.

INCOME TAXES (Continued…..)

The significant components of the Company’s deferred tax assets are as follows:

	2004	2003

Deferred tax assets:
Operating loss carry forwards	$ 2,038,000	$ 842,096
Valuation allowance	(2,038,000)	(842,096)

Net deferred tax assets	$ -	$ -

The Company has approximately $6,107,000 of operating loss carry forwards which expire beginning in 2005.  These operating loss carry forwards consist of approximately $3,505,000 in Canada, approximately $192,000 in the United States, and approximately $2,410,000 in the UK.

The Company has provided a valuation allowance against its deferred tax assets given that it is in the development stage and it is more likely than not that these benefits will not be realized.

17.

SEGMENT INFORMATION

The Company operates in one business segment being the development of stored hydraulic energy propulsion technology. The Company’s operations are conducted in three geographic segments being the United Kingdom (“UK”), the United States of America (“USA”) and Canada.  In the year ended December 31, 2004, sales totaling $nil (2002 - $nil; 2002 - $30,681) were made to one customer in the USA.  This represented 0% (2003 – 0%; 2002 – 100%) of the Company's total sales.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

17.

SEGMENT INFORMATION (Continued…..)

	2004	2003	2002

Sales
Canada	$-	$-	$-
UK	-	-	-
USA	-	-	30,681

	$-	$-	$30,681

Depreciation
Canada	$921	$-	$-
UK	29,087	34,478	22,506
USA	2,592	750	1,000

	$32,600	$35,228	$23,506

Loss
Canada	$(853,610)	$(1,647,338)	$(506,126)
UK	(1,038,450)	(1,621,851)	(461,947)
USA	(13,159)	(22,541)	(157,433)

	$(1,905,219)	$(3,291,730)	$(1,125,506)

Total assets
Canada	$5,507	$45,853
UK	123,587	467,130
USA	-	2,598

	$129,094	$515,581

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

18.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“United States GAAP”).  These consolidated financial statements also comply, in all material respects, with Canadian generally accepted accounting principles (“Canadian GAAP”) with respect to recognition, measurement and presentation as described and quantified below.

There were no material differences between United States GAAP and Canadian GAAP for the years ended December 31, 2003 and 2002.  The differences for the year ended December 31, 2004 are described below.

Consolidated balance sheet

The impact of differences between United States GAAP and Canadian GAAP on the consolidated balance sheet is as follows:

2004

Stockholders’ equity (deficiency), United States GAAP	$(1,424,487)
Adjustments:
Stock-based compensation adjustment to opening deficit (a)	(874,000)
Stock-based compensation current year (a)	(84,000)
Beneficial conversion feature (b)	45,000
Forgiveness of debt (c)	81,950
Additional paid-in capital	831,050

Stockholders’ equity (deficiency), Canadian GAAP	$(1,424,487)

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

18.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued….)

Consolidated statement of operations

The impact of differences between United States GAAP and Canadian GAAP on the consolidated statement of operations is as follows:

2004

Loss for the period, United States GAAP	$(1,905,219)
Adjustments:
Stock-based compensation current year (a)	(84,000)
Beneficial conversion feature (b)	45,000
Forgiveness of debt (c)	81,950

Loss for the period, Canadian GAAP	$(1,862,269)

Basic and diluted loss per share, Canadian GAAP	$(0.07)

Consolidated statement of cash flows

There were no material differences between United States and Canadian GAAP in the statement of cash flows.

a)

Stock-based compensation

Under United States GAAP, the Company accounts for stock-based compensation as described in Note 3.

Under Canadian GAAP, effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” “HB 3870”, which recommends the fair value-based methodology for measuring compensation costs. The HB 3870 also permits, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted. The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.

The CICA Accounting Standards Board amended HB 3870 to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is recognized over the award’s vesting period. In accordance with the transitional options permitted under amended HB 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, whereby prior periods have not been restated and an adjustment to opening deficit has been made.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

18.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued…)

b)

Convertible notes

Under United States GAAP, on issuance, the convertible debenture would be recorded as a liability and then reclassified as equity only upon conversion. Further, under United States GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the debenture, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid-in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is include in the carrying value of the convertible debenture that is transferred to additional paid-in capital upon conversion of the debenture. For United States GAAP purposes, for the year ended December 31, 2004, all unamortized balances were transferred to equity on the conversion of the convertible debenture.

Under Canadian GAAP, upon issuance of a convertible debenture, the net proceeds received are allocated between the liability and equity components of the convertible debenture. The liability portion of the convertible debenture is calculated by determining the carrying amount of the convertible debenture by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component. For Canadian GAAP purposes, for the year ended December 31, 2004, all amounts were transferred to equity on the conversion of the convertible debenture.

c)

Forgiveness of debt

Under Canadian GAAP, a gain on forgiveness of accounts payable (whether due to related parties or otherwise) is included in the determination of the income or loss for the period on the statement of operations.

Under United States GAAP, a gain on forgiveness of accounts payable due to a party that is also a stockholder is treated as a recapitalization and the amount of forgiveness is added to the additional paid-in capital account.  Accordingly, under United States GAAP, the forgiveness of accounts payable does not affect the loss for the period.

d)

New accounting pronouncements

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

SHEP TECHNOLOGIES INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

December 31, 2004

19.

SUBSEQUENT EVENTS

Subsequent to December 31, 2004, Marshalsea Hydraulics Ltd. (a company in which a former director and former officer of the Company hold an equity interest) agreed to a partial settlement of amounts due to it of $87,117 in exchange for the Company’s inventory with a cost of $87,117.

Subsequent to December 31, 2004, a corporation controlled by certain individuals, comprising a director of the Company and a former officer and a former director of the Company, paid approximately $192,000 to a supplier on behalf of the Company.

ITEM 18.   FINANCIAL STATEMENTS

Not applicable.

ITEM 19.   EXHIBITS

Exhibit No.		Title
*	1.1	Articles of Continuance effective October 6, 2000
***	1.2	Articles of Amendment to Articles of Continuance effective October 3, 2002
*	1.3	Bylaws
	4.1

Agreement for Acquisition of Issued Shares of SHEP Limited dated May 22, 2002 by and among SHEP Limited, Ifield Technology Limited, Euro Capital Markets Ltd. and Marshalsea Hydraulics Limited Executive Pension Scheme, as amended

***	4.2	Purchase and Sale Agreement dated September 12, 2002 between Ifield Technology Limited and SHEP Limited
**	4.3	Bridge Loan Agreement dated December 31, 2002 with ICH Limited
***	4.4	Consulting agreement dated February 12, 2003 between SHEP Technologies Inc. and MarketByte, LLC
***	4.5	Hydraulic Energy Regeneration Control Contract dated July 7, 2003 between SHEP Limited and PI Technology
***	4.6	Hydraulic Energy Regeneration Control Pre-Contract dated May 21, 2003 between SHEP Limited and PI Technology
***	4.7	Letter Agreement dated June 30, 2003 between SHEP Technologies Inc. and Campbell & Co.
***	4.8	Agreement to Convert Debt dated December 31, 2003 between SHEP Technologies Inc. and MCSI Capital Corp.
***	4.9	Service Agreement dated July 1, 2003 with Malcolm P. Burke
***	4.10	Service Agreement dated July 1, 2003 with Tracy A. Moore, as amended
***	4.11	Letter Agreement dated April 21, 2003 with Clive Bowen
***	4.12	Service Agreement dated July 1, 2003 with Betty Anne Loy
***	4.13	Services Agreement dated July 1, 2003 between SHEP Technologies (UK) Limited and Marshalsea Hydraulics Limited, as amended.
***	4.14	Services Agreement dated November 1, 2003 between SHEP Technologies (UK) Limited and Marshalsea Hydraulics Limited, as amended.
***	4.15	Service Agreement dated February 10, 2004 with Simon J. Anderson
***	4.16	Corporate Finance Services Agreement dated February 10, 2004 between SHEP Technologies, Inc. and MCSI Consulting Services Inc.
	4.17	Agreement to Convert Debt dated June 30, 2004 between SHEP Technologies Inc., MCSI Consulting Services Inc. and MCSI Capital Corp.
	4.18	Agreement to Convert Debt dated June 30, 2004 between SHEP Technologies Inc. and Primary Ventures Corp.
***	8.1	List of Subsidiaries
***	11.1	Code of Ethics
	12.1	Certification of Malcolm Burke under Rule 13a-14(a)
	13.1	Certification Malcolm Burke under Rule 13a-14(b)
	14.1	Consent of Davidson & Company
	*	Incorporated by reference from the Company's Registration Statement on Form 20-F as filed with the Commission on March 1, 2001.
	**	Incorporated by reference from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 as filed with the Commission on May 27, 2003.
	***	Incorporated by reference from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 as filed with the Commission on June 9, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Date: September 26, 2005	SHEP Technologies Inc. /s/ Malcolm P. Burke Malcolm P. Burke, President and Chief Executive Officer

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

4.    I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

c.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this based on such evaluation; and

d.

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.    I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonability likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have significant role in the company’s internal control over financial reporting.

Date: September 26, 2005	SHEP Technologies Inc. /s/ Malcolm P. Burke Malcolm P. Burke, President and Chief Executive Officer Principal Financial Officer

CERTIFICATION PURSUANT TO 18.U.S.C. SECTION 1350, AS ADOPTED PURSUANT

TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned officer of SHEP Technologies, Inc. (the "Company") hereby certifies that:

i.

the accompanying Annual Report on Form 20-F of the Company for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934; and

ii.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED:  September 26, 2005

/s/  Malcolm P. Burke

Chief Executive Officer

EXHIBIT 8.1

Subsidiaries:

1.   SHEP Technologies, Inc., a Delaware corporation

2.   SHEP Limited, organized under the laws of the Isle of Man